

82-34974

May 29, 2006

RECEIVED

2006 JUN -6 P 1:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SIÈGE SOCIAL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


06014398

SUPPL

Attention: Paul Dudek, Esq.

SAFRAN
Rule 12g3-2(b) File No. Pending

Dear Sirs:

The enclosed information, as set forth in the Annex attached hereto, is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SAFRAN (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions with regard to this information or require additional information, please contact the undersigned in Paris at +33 1 40 60 84 28.

Very truly yours,

PROCESSED

JUN 15 2006

THOMSON FINANCIAL

Francis de Raimond

cc: Alain Marcheteau
(Safran)
Robert C. Treuhold
Bertrand Sénéchal
(Shearman & Sterling LLP)

SAFRAN
Société anonyme à Directoire et Conseil de surveillance
au capital de 83 405 917 euros - 562082909 RCS Paris
2, Bd du Général Martial-Valin - 75724 Paris Cedex 15 - France

Tél. +33 (0)1 40 60 80 80
Fax +33 (0)1 40 60 81 02
www.safran-group.com

## I. PRESS RELEASES

No

## II. DOCUMENTS PROVIDED TO REGULATORY AUTHORITIES OR STOCK EXCHANGES AND MADE PUBLIC BY SUCH ENTITIES

SAFRAN - 2005 Reference Document

## III. DOCUMENTS PROVIDED TO SHAREHOLDERS, PUBLISHED OR MADE AVAILABLE TO THE PUBLIC

No.

# 2005 Reference Document

SAFRAN



# 2005 REFERENCE DOCUMENT

## UNOFFICIAL ENGLISH LANGUAGE TRANSLATION


AUTORITÉ
DES MARCHÉS FINANCIERS
AMF

Pursuant to Articles 212-13 of the AMF's General Regulations, this corporate information document was filed with the AMF (French Financial Markets Authority) on April 27, 2006. It may not be used for the purposes of a financial transaction unless it is accompanied by a prospectus approved by the AMF.

**This document is a free translation into English prepared for the convenience of English speaking readers only**

# TABLE OF CONTENTS

# 1. PERSONS RESPONSIBLE FOR THE REFERENCE DOCUMENT

## 1.1. Person responsible for the Reference Document

Jean-Paul BECHAT
Chairman of the SAFRAN SA Executive Board

## 1.2. Certification of the person responsible for the Reference Document

''To my knowledge, after having taken all reasonable measures for this purpose, I hereby attest that the information presented in this Reference Document fairly reflects the current situation and that no material omissions have been made.

I have obtained from the statutory auditors, a letter drawn up at the end of their audit engagement in which they state that they have verified the financial position and the financial statements presented or incorporated by reference into this Reference Document and have read the Reference Document in full.''

Statutory auditors' reports have been issued in respect of the historical financial information presented in this Reference Document.

An audit report has been issued on the consolidated financial statements for the year ended December 31, 2005, included in this Reference Document, and is presented in Section 20.4.1 of this document. This report contains an observation on the pro forma information presented in the notes to the financial statements.

In their report on the consolidated financial statements for the year ended December 31, 2003, presented on pages 68 and 69 of the Reference Document R.04-048, the former statutory auditors, Calan Ramolino & Associés and Alain Lainé, included observations with regards to:

— the change in accounting method resulting from early adoption with effect from January 1, 2003 of CNC recommendation no. 2003-R.01 of April 1, 2003 on the recognition and measurement of pension obligations and similar benefits;

— the change in presentation in the Consolidated income statement of joint advertising costs incurred with mobile phone operators, now deducted from consolidated revenue.

The statutory auditors have issued a report containing observations on the pro forma information presented in the Reference Document. This report is presented in Section 20.4.2 of this document.''

Chairman of the Executive Board,
Jean-Paul BECHAT

## 1.3. Government Commissioner

The Government Commissioner exercises State control over the performance of defense contracts and controls related costs. He also protects the interests of the French State in the defense sector with respect to strategic aspects of the Group's industrial policy. He has full investigative powers to exercise administrative control over contracts for the supply of war material. He is invited to attend all meetings of the Supervisory Board and Shareholders' Meetings.

The Order of June 16, 2005 published in the Official Journal on July 8, 2005, appointed Mr. Etienne BOSQUILLON DE JENLIS, General Controller of the Armed Forces, Government Commissioner to SAFRAN.

## 1.4. Investor relations officer

Mr. Noël GAUTHIER
Senior Vice President, Economic and Financial Affairs
Telephone: 01.40.60.83.32
Fax: 01.40.60.83.92
E-mail: noel.gauthier@safran.fr

# 2. STATUTORY AUDITORS

During the Combined Shareholders' Meeting of Sagem SA, held on May 11, 2005, shareholders approved the Sagem-Snecma merger transaction and the adoption of the new corporate name SAFRAN. The statutory auditors of Sagem, the absorbing company, continued in office.

## 2.1. Incumbent statutory auditors

Deloitte & Associés (Deloitte Touche Tohmatsu Group)
185 avenue Charles de Gaulle
92200 Neuilly-sur-Seine
Represented by Messrs. Jean-Paul PICARD and Philippe BATTISTI

Appointed by deliberation of the Combined Shareholders' Meeting of April 21, 2004, for a period of six years, the term of office as auditors expires at the end of the Shareholders' Meeting held to adopt the financial statements for the year ended December 31, 2009.

*Start date of first term of office:* Combined Shareholders' Meeting of April 21, 2004.

Constantin Associés
26 rue de Marignan
75008 PARIS
Represented by Mr. Jean-Paul SEGURET

Appointed by deliberation of the Combined Shareholders' Meeting of April 21, 2004, for a period of six years, the term of office as auditors expires at the end of the Shareholders' Meeting held to adopt the financial statements for the year ended December 31, 2009.

*Start date of first term of office:* Combined Shareholders' Meeting of April 21, 2004.

## 2.2. Alternate statutory auditors

Cabinet BEAS
7-9 Villa Houssay
92200 Neuilly-sur-Seine
Represented by Mr. Alain PONS

Appointed by deliberation of the Combined Shareholders' Meeting of April 21, 2004, for a period of six years, the term of office as auditors expires at the end of the Shareholders' Meeting held to adopt the financial statements for the year ended December 31, 2009.

*Start date of first term of office:* Ordinary Shareholders' Meeting of April 24, 2001.

Mr. Jean-François SERVAL
26 rue de Marignan
75008 PARIS

Appointed by deliberation of the Combined Shareholders' Meeting of April 21, 2004, for a period of six years, the term of office as auditors expires at the end of the Shareholders' Meeting held to adopt the financial statements for the year ended December 31, 2009.

*Start date of first term of office:* Combined Shareholders' Meeting of April 21, 2004.

2005 was marked by the merger of the Sagem and Snecma Groups. This merger led to:

— the entry into the Sagem Group scope of consolidation of former Snecma Group companies as of April 1, 2005,

— the remeasurement to fair value of all identifiable assets and liabilities of the companies of the former Snecma Group.

In addition, the 2005 consolidated financial statement were prepared for the first time in accordance with international accounting standards (IFRS) adopted by the European Union.

As such, the 2005 consolidated financial statements are not comparable with the 2004 consolidated financial statements[1]. Two sets of pro forma information are therefore provided to enable an assessment of the financial situation of the Group:

— 2004 and 2005 pro forma consolidated financial statements (see Section 20.2), prepared as if the merger took place as of January 1, 2004 and integrating the impact of foreign exchange hedges on revenue, profit from operations and net finance costs/income. The statutory auditors issued a report on these pro forma financial statements which is presented in Section 20.4.2.;

— adjusted pro forma consolidated income statements (see Section 20.3), excluding the impact of application of IFRS3 (additional amortization of programs and revaluation of inventories). The statutory auditors did not issue a specific report on this information.

**Key figures (adjusted pro forma)**

| in € millions | 2004 | 2005 | Change |
|---|---|---|---|
| Revenue | 10,098 | 10,577 | +4.7% |
| *Aerospace Propulsion branch* | 4,315 | 4,493 | 4.1% |
| *Aircraft Equipment branch* | 2,219 | 2,510 | 13.1% |
| *Defense Security branch* | 1,159 | 1,232 | 6.3% |
| *Communications branch* | 2,405 | 2,342 | –2.6% |
| Profit from operations | 699 | 762 | +9% |
| % of Revenue | 6.9% | 7.2% | |
| Net profit for the period | 407 | 501 | +23.1% |
| Earnings per share (in euros)(*) | 0.99 | 1.22 | +23.1% |
| Dividend per share (in euros) | 0.22 | 0.36 | +63.6% |

(*) Net profit for the period/Number of shares (excluding treasury shares) as of December 31, 2005, i.e. 409,312,538 shares

1 Statutory consolidated data (not comparable and not reflecting the economic performance of the Group):

| | 2004 | 2005 |
|---|---|---|
| Revenue | 3,567 | 8,692 |
| Profit from operations | 215 | (308) |
| Net profit for the period | 154 | (248) |

Information concerning these figures is presented in Section 20.1.

# 4. RISK FACTORS

## 4.1. Identified risk factors

The following sections present the major risks identified as of the date of publication of the Corporate Information Document. Other risks not yet identified, or not currently considered major for the Group, could have a negative impact on the activities, financial position or results of SAFRAN.

### 4.1.1. Risks relating to programs

— Change in economic conditions

A difficult economic climate would have a negative impact on the level of Group business.

— Downturn in the aviation cycle

Growth in air traffic is linked to global GDP trends. Aircraft orders tend to be cyclical in nature and linked to passenger traffic, as well as the rate of ageing and renewal of fleets and the equipment decisions and financial capacity of airlines. In SAFRAN's opinion, these cycles could impact business levels and have a negative impact on its future financial position.

— Reduction in defense orders

In 2005, approximately 20% of SAFRAN revenue concerns military defense activities. Military spending cuts or the delay of certain programs could impact SAFRAN's business.

— Market assessment

SAFRAN's businesses, especially propulsion, require considerable investment, in particular in research and development. These investment programs imply a long-term return on investment. The market and profitability assumptions made by Snecma may not be confirmed, and the products for which these investments are made may not enjoy sufficient commercial success to justify the initial investments.

— Loss of competitiveness

SAFRAN faces intense competition in all markets where it operates, both from major international players and, in certain markets, from smaller competitors, specialized in certain products. In the sector of applied electronics to communications technology, price pressure on products offered by the Group is intense and can change rapidly. These factors could affect the Group's position in these markets.

— Unfavorable change in the €/$ exchange rate

The majority of the revenue of the Aerospace Propulsion and Aircraft Equipment branches is denominated in U.S. dollars. The Group has implemented a hedging policy which is described in Section 20. With regard to foreign currency flows in excess of flows hedged by instruments in place, a sustained weak U.S. dollar against the euro could have a negative impact on the Group's results. The Communications branch is exposed to an increase in the U.S. dollar, as part of its purchases are denominated in this currency (see Section 20.1.10.1.)

— Aircraft accident

The products designed, built and sold by Snecma are integrated in other products with a high unit price, especially civil and military aircraft, satellites and helicopters. SAFRAN may, therefore, be implicated in the event of the loss of an aircraft, the death of passengers, or the loss of operating capability by an airline or helicopter operator.

— Defective products (excluding aircraft)

The Group applies a high level of quality and security standards in the design and manufacture of its products and services. Nonetheless, certain products may not present the expected level of performance or prove defective. These deficiencies could generate additional costs (product recalls, retrofits), lead to lost revenue for SAFRAN or handicap its commercial position.

#### 4.1.2. Risks relating to technological developments or the economic model

Aerospace and defense markets are subject to rapid and major technological advances. In the sector of applied electronics to communications technology, the ability to develop products meeting customer expectations in a context of ever-shorter product life cycles is a determining factor.

The Group is exposed to the risk of competitors developing products with better technical or economic performance levels or marketing them before the Group. SAFRAN's business or financial position could be affected.

#### 4.1.3. Risks relating to partnerships

A substantial share of SAFRAN's revenue depends on certain key products developed and produced in cooperation with General Electric. SAFRAN estimates that approximately 21% of current revenue comes from these programs.

In addition, SAFRAN participates in several partnerships with other engine manufacturers. If these programs were stopped or if SAFRAN's partners ceased to assume their role in the development and marketing of the engines in question, Group revenue and business could be affected.

#### 4.1.4. Risks relating to political or climate conditions

Certain aerospace and defense contracts are closed to foreign competition or are awarded based on national independence considerations. These considerations, which sometimes condition access to certain markets, could if they prevail in the future, stop SAFRAN from penetrating these markets and have a negative impact on growth and results.

Exceptional events, such as terrorism, could have substantial repercussions for air traffic and, as such, on the aircraft engine and equipment market.

The development of the Group's businesses and entities in different countries around the world exposes the Group, for the majority of its businesses, to political risks specific to certain countries or to natural disasters which could have a negative impact on its businesses, results or financial position.

#### 4.1.5. Risks relating to pandemics

Health crises could have significant repercussions on the Group's businesses either as a result of the direct involvement of Group employees in certain areas of the world or due to the disruption of flows of goods and information between different Group sites and with third parties.

### 4.2. Risk management: General policy

The Group adopts an ''Overall risk management'' approach which has been validated by the Group Risk Committee.

The key priorities are:

- to identify, assess and control the key Group risks;
- to implement coordinated procedures for managing warnings and crises, not only at Group level, but also at company and facility levels;
- to enhance the ''product and services safety'' initiative, by increasing awareness of the challenges involved in maintaining ''product and service integrity''.

### 4.3. Insurance

The Group has an active risk management policy.

The strategy implemented focuses on:

- a prevention and employee and third-party protection policy,
- a prevention and industrial site protection policy which seeks to reduce the extent and frequency of fire, environment and safety accidental risks,
- a risk prevention and 'Civil liability for aviation and land products' policy,

- a comprehensive risk financing policy based both on risk retention and transfer to insurance companies.

In 2005, the Group continued the insurance programs of both former entities (Sagem and Snecma). In 2006, the main programs will be merged, resulting in economies at policy premium level and extended guarantees.

The key accident risks are covered by multi-risk multi-year global policies, negotiated with leading insurance companies:

- *A ''comprehensive industrial risks'' policy,* covering all Group entities for damage to industrial installations (buildings, machines, inventories, etc.), resulting from fire, theft, water damage, machine breakdown or operating losses. The maximum payout under the guarantee is €400 million.

- *''Civil liability for products'' policies* that guarantee coverage of the financial consequences of product failure, due to an accidental event following delivery to a third party:

  — in respect of aviation products

    The policies provide coverage of $1.5 billion per year, which can be used during the year, for engines and equipment intended for commercial and military aircraft, and $1 billion per year, which can be used during the year, for helicopter engines and equipment.

  — in respect of land products (excluding aviation businesses)

    The policies provide coverage of €150 million per year, which can be used during the year.

Total premiums paid by the Group under all policies in 2005 represented 0.38% of 2005 adjusted pro forma consolidated revenue.

Finally, a captive reinsurance company, Soreval, based in Luxembourg, participates in the risk coverage scheme. Its purpose is to bear risks other than those covered by conventional insurance markets and to optimize the cost of third party insurance

Local insurance programs are subscribed throughout the world either to cover specific risks or in response to local insurance regulations.

## 4.4. Health, Safety and Environment

### 4.4.1. Group Health, Safety and Environmental policy

The SAFRAN Group, formed by the merger of Sagem SA and Snecma, combined the fundamental aspects of its component group policies, and drafted and published its ''Health, Safety and Environmental'' policy in November 2005.

As an international leader in technology, SAFRAN Group is firmly committed to achievie excellence in the field of Health, Safety and Environment, as is the case for its products and services, in line with Group values and consistent with its ambitions for sustainable development.

SAFRAN undertakes to develop a Group culture of anticipation and prevention for controlling the risk to Health, Safety and Environment for the benefit of its personnel, partners, suppliers, customers and all communities in proximity to its operations.

The objectives defined in this policy, proposed by the Sustainable Development Department and validated by the Chairman of the Executive Board, are in line with the continual improvement initiative that seeks for:

— Preserve the health and safety of the men and women who contribute to our activities,

— Guarantee that industrial installations are secure and respect the environment,

— Design and provide products and services that take into account the requirements of Health, Safety and Environment.

### 4.4.2. Organization

SAFRAN attains these objectives as a result of the management systems implemented in all its entities.

At Group level, the Sustainable Development Executive Vice-President, in conjunction with other departments, supervises overall management of Health, Safety and Environment issues in each Group company, via a network of Health, Safety and Environment (HSE) Coordinators.

At company level, a HSE Coordinator supervises a network of HSE Prevention Officers in the facilities, to ensure the roll-out of objectives, the consistency of components of the management system and the sharing of experience.

At local or facility level, HSE Prevention Officers, in conjunction with the departments, ensure the implementation of improvement measures to reduce HSE risks and the roll-out of employee training and awareness raising measures.

### 4.4.3. Certification

As of December 31, 2005, the environmental management systems of sixty-six Group facilities were certified ISO 14001[2]. This major investment covers 69% of Group employees.

Eight research and development facilities already certified for site management, received ISO 14001 certification for their design processes.

At the end of 2005, the health and safety management systems of seven facilities were certified OHSAS 18001[3]. Twelve other Group facilities aim to implement certified systems in 2005/2006. This reflects an innovative initiative, in which SAFRAN is one of the first companies to have certified its health and safety management systems, while ensuring the integration of its management systems.

Inter-company internal audits enable the different facilities to maintain the effectiveness of their HSE management systems by sharing experience. Fifty-two internal audits were carried out in 2005 and enabled the implementation of measures to improve the HSE performance of the facilities.

HSE auditors, whose expertise is ensured by the Sustainable Development Department, undertake facility reviews on an annual basis. An additional ten Group auditors received quality training, bringing the total number of quality auditors to forty-seven, forty-five of whom are ISO 14001 certified and five OHSAS 18001 certified.

### 4.4.4. Scope

The scope of SAFRAN's activities encompasses the former activities of Sagem SA and Snecma and their fully and proportionately consolidated subsidiaries and associates.

During 2005, which saw major organizational changes as a result of the merger and revenue growth, the SAFRAN Group continued to reduce the impact of its activities on the environment and occupational health and safety risks.

The measures taken are presented below.

### 4.4.5. The environment and the sites

#### *4.4.5.1. SEVESO facilities*

Three SEVESO classified SAFRAN facilities operate a HSE management system in order to better assess risks, implement predetermined control measures and improve performance in this area.

| Company | Location | Activity | Classification |
|---|---|---|---|
| EUROPROPULSION | KOUROU | Assembly Ariane 5 propulsion units | High threshold |
| MESSIER SERVICES | MOLSHEIM | Aviation maintenance of landing gear | High threshold |
| SNECMA | VERNON | Design and manufacture of rocket engines | High threshold |

2 ISO 14001: Environmental management systems: Requirements with guidance for use.

3 OHSAS 18001: Occupational Health & Safety management system: Guidelines for implementation.

*4.4.5.2. Controlling greenhouse gas emissions*

The following five SAFRAN facilities, classified as combustion installations with a rated thermal input exceeding 20MW, received their greenhouse gas emission allowances for the period 2005 — 2007:

| Company | Location | Activity | 2005-2007 Allowance (T) |
|---|---|---|---|
| SAGEM Câbles(*) | MONTEREAU (France) | Manufacture of electrical wiring | 44,175 |
| SNECMA | VILLAROCHE (France) | Manufacture of engines | 87,771 |
| SNECMA | GENNEVILLIERS (France) | Manufacture of engines | 52,734 |
| MESSIER-BUGATTI | VILLEURBANNE (France) | Production of carbon breaks | 71,437 |
| TECHSPACE-AERO | MILMORT (Belgium) | Design, manufacture and maintenance of engine equipment | 12,701 |
| | | | 268,818 |

(*) Divested at the end of 2005

*4.4.5.3. Asbestos*

The Group is concerned by asbestos legislation, notably in terms of employee protection, the elimination of products containing asbestos in buildings and compensating workers exposed to asbestos.

Substitute solutions have been found for products containing asbestos manufactured by Group companies.

With respect to the presence of asbestos-containing materials in buildings, several specialized firms have, since 1997, investigated and diagnosed asbestos risks, according to the nature and condition of such materials. In advance of legal requirements, these investigations also covered non-friable materials. Uplift and monitoring programs have been implemented in accordance with regulations in the countries in which the facilities are located.

*4.4.5.4. State of soil and Groundwater*

The Group has undertaken systematic studies and analyses to assess the risk of soil and groundwater pollution at its industrial sites. Preventive or corrective measures were implemented wherever necessary.

The Sustainable Development Department supervises environmental reviews of buildings, activities, soil and groundwater performed on the lease, divestment or acquisition of assets.

*4.4.5.5. PCB/PCT*

Polychlorinated biphenyl (PCB) and Polychlorinated terphenyl (PCT) are biopersistant substances which are harmful to the environment. Primarily used in transformers and electric condensers, they are more commonly known under their commercial names and notably ''Pyralène'', ''Askarel'' or ''Ugilec''. This equipment has been identified and is being progressively replaced, in accordance with regulatory deadlines. In 2003, SAFRAN Group filed a national elimination plan covering ten of its companies, aimed at the progressive replacement of one hundred and eighty-three transformers.

*4.4.5.6. Hazardous substances*

For several years, SAFRAN has implemented a policy aimed at reducing or eliminating the use of substances which are hazardous for health, safety or the environment, in its products and manufacturing processes.

Within GIFAS (French Aerospace Industrial Grouping) and in partnership with other French aerospace industrial companies, the Group participates in four working parties aimed at developing alternative

solutions to the use of hazardous substances and anticipating future legislative and regulatory requirements (RoHS[4], WEEE[5] Directives, REACH[6] Regulation, etc.).

Through nine Group companies, SAFRAN currently has thirty-four research programs aimed at eliminating the use of lead, cadmium, chromiumVI and trichlorethylene.

In 2005, eighteen substitute processes were qualified, including seven which seek to definitively eliminate the use of trichlorethylene as a cleaning solvent.

Studies will be launched in 2006 to replace HCFC solvents (hydro-chloro-fluoro-carbure) still used in small quantities in certain aviation applications.

In order to monitor its prevention activities, SAFRAN introduced a tool aimed at identifying chemical substances and products presenting the greatest health, safety and environmental risks. This tool aimed at designers, planning departments and industrial sites has been implemented in all Group companies.

*4.4.5.7. Fire protection and prevention*

In order to better identify risks, and in particular fire risks, the Sustainable Development Department has implemented, in cooperation with insurance companies, a criticality assessment form to better identify facility vulnerabilities.

In 2005, fifteen facilities were appraised and technical and organizational improvement actions were implemented. Investment is scheduled for 2006 to strengthen fire protection measures with the installation of automatic extinguisher networks (sprinklers) in the sites considered most critical, in order to reduce any risk to business continuity.

*4.4.5.8. The environment and products*

The Group has been investing heavily for over 20 years to reduce the environmental pollution generated by aircraft engines, in particular by reducing noise and atmospheric emissions, such as greenhouse effect gases and nitrogen oxide (NOx). The Advisory Council for Aeronautical Research in Europe (ACARE) has set objectives which are ambitious but necessary for the sustainable development of air transport: by 2020 a 50% reduction in noise and greenhouse gas emissions per passenger-kilometer, and an 80% reduction in NOx compared to current regulatory standards.

Snecma coordinated programs such as the "Low NOx, CLEAN" program which enabled advances in the control of certain types of combustion, and participates in the "NEPAIR" program for the development of airborne pollutant emission forecast methods.

Several Group companies (Snecma, Messier-Bugatti, Aircelle, etc.) are involved in major long-term projects, at French and European level, working on the technology breakthroughs of tomorrow.

These include:

— the INCA emissions project, which brings together twenty-two public players,

— the IROQUA noise reduction project, which involves all French industrial companies and laboratories concerned by acoustic certification (led by ONERA),

— the LOPOCOTEP and TLC projects which focus on the development of multipoint injection systems for combustion chambers in order to reduce emissions,

— the SILENCER project on acoustic technology for nacelles, landing gear, etc.,

— the VITAL project on future engine architectures in order to reduce noise levels and fuel consumption.

Turbomeca coordinates the European program TIMECOP-AE, to be launched in the second half of 2006, on advanced design methods for combustion.

---

4 RoHS: Restriction of the use of certain Hazardous Substances

5 WEEE: Waste Electrical and Electronic Equipment

6 REACH: Registration, Evaluation and Authorisation of Chemicals

SAFRAN continues its research activities within GIFAS, heading up the working party analyzing the product life cycle and participates in the European ''ECO DESIGN Interactive System'' (ECODIS) program, alongside twenty-two partners. This project seeks to develop and promote methods and tools which contribute to improving environmental performance throughout the value chain.

In July 2005, the European Union adopted the Energy Using Products (EUP) Directive which lays down eco-design requirements for products with a sales volume of over 200,000 units per year in the EU. Sagem Communication, whose consumer goods are concerned by the upcoming application of EUP Directive requirements, participates in the European ''ECODIS'' project via the company Conception Développement Durable Environnement (CODDE). This project seeks to identify and assess product interactions with the environment. The European Commission finances this working party which brings together the industrial companies concerned and their representative bodies. This initial stage will enable the drafting of standards defining environmental requirements to be met for each product family (fax, telephone, decoders, etc).

Consumer product research and development facilities have integrated in their design process, the elimination of hazardous substances which will be outlawed in 2006 by the RoHS European Directive, on the restriction of the use of certain hazardous substances in electrical and electronic equipment.

A catalogue of RoHS-compliant components and articles is available for the design of new products.

In order to meet the requirements of the European Directive on Waste Electrical and Electronic Equipment (WEEE), Sagem Communication, via ECOLOGIC, participates as shareholder, in the collection and recycling of electronic products sold in France.

2005 also offered the opportunity for SAFRAN Group and GIFAS to report on their activities and results through a series of professional (CLEAN-MECA: SME/SMI environment day) and public presentations (Bourget Air Show). Following the success of these presentations, SAFRAN and GIFAS will continue these information and awareness-raising measures in 2006, privileging presentations to suppliers and sub-contractors.

### 4.4.6. Health, Safety and Environmental data

In 2005, the Sustainable Development Department rolled-out a HSE computerized reporting tool enabling the consolidation of HSE data for the main Group facilities.

2005 data covers 85% of the total Group scope for occupational health and safety data and 70% for environmental data.

#### *4.4.6.1. Occupational health and safety*

Consolidated data for the new Group on the frequency and severity of accidents covers 82 sites and 47,400 employees.

| | 2005 |
|---|---|
| Rate of frequency | 7.6 |
| Rate of severity | 0.18 |

*Rate of frequency: Number of accidents resulting in work stoppages of over 24 hours per million hours worked*

*Rate of severity: Number of day's sick leave as result of occupational accidents per thousand hours worked during the reference period.*

The total number of occupational illnesses reported remains proportionally stable for the new scope. The corresponding percentage based on consolidated employee numbers is 1.66‰. Nearly half of reported illnesses concern repetitive strain injuries. Increases in reports of this disorder are in line with national averages.

SAFRAN Group has implemented tools to analyze the ergonomics of workstations in order to reduce the impact of repetitive strain injuries.

The number of occupational illnesses linked to prior exposure to asbestos is stable. These disorders were primarily reported following exposure suffered in other activities outside the Group.

In addition, Group expatriates benefit from increased health monitoring. SAFRAN has drafted a health crisis management plan, including a detailed section covering the risk of a flu pandemic. SAFRAN

negotiated a framework agreement with Liège University for an appraisal of corporate psychosocial risks, which it has made available to facilities.

*4.4.6.2. Environmental data*

Water consumption

The Group facilities mainly use drinking water. Ten sites pump water from rivers and pools.

| | 2005 |
|---|---|
| Total SAFRAN Group ($m^3$/employee) | 168 |

Energy consumption

Electricity is the prime energy source and represents 61% of total energy consumption. Premises are mainly heated by natural gas. Hydrocarbons are used less and less for heating and are now reserved for engine trials and backup equipment. The energy impact of transporting goods is not currently taken into account.

| | 2005 |
|---|---|
| Electricity (metric tons of oil equivalent/employee) | 4.08 |
| Gas (metric tons of oil equivalent/employee) | 1.60 |
| Fuel (metric tons of oil equivalent/employee) | 0.96 |
| Total SAFRAN Group (metric tons of oil equivalent/employee) | 6.64 |

Atmospheric emissions

| | 2005 |
|---|---|
| Carbon dioxide (metric tons) | 282,057 |
| Nitrogen oxides (metric tons) | 290 |
| Sulfur oxides (metric tons) | 162 |

For the most part, these emissions are due to heating and engine tests. They are calculated based on gas and fuel consumption.

Each facility has an emission monitoring plan which ensures optimum performance and emissions of heating installations.

Other discharges into the atmosphere arise from industrial activities. These mainly concern solvents. By implementing plans for the management of solvents, the facilities have started reducing emissions of volatile organic compounds.

Already cleaning processes in closed or washing circuits are in operation or being tested at several facilities and help reduce emissions of volatile organic compounds.

Waste

Waste resulting from industrial or tertiary activities is classified into two main categories: ordinary, non-hazardous waste and other waste, known as hazardous industrial waste.

| | 2005 |
|---|---|
| Ordinary waste (metric tons/employee) | 0.65 |
| Hazardous industrial waste (metric tons/employee) | 0.51 |

Waste is either recycled and transformed or stored.

| | 2005 |
|---|---|
| Recycled and transformed (metric tons/employee) | 0.97 |
| Storage (metric tons/employee) | 0.19 |
| Total SAFRAN Group (metric tons/employee) | 1.16 |

Aqueous discharges

The majority of SAFRAN sites and industrial processes have little or no impact on water quality. Processing effluents that could represent a risk are discharged into surface water via treatment plants that are constantly monitored. When this is not the case, they are collected as an industrial process.

# 5. INFORMATION CONCERNING THE COMPANY

## 5.1. Company history and developments

### 5.1.1. Corporate name

Corporate name: SAFRAN

### 5.1.2. Companies register and Registration number

SAFRAN is registered with the Paris Trade and Companies Register under the number 562 082 909 RCS PARIS

### 5.1.3. Date of incorporation and term

SAFRAN was incorporated by private deed in Paris on August 16, 1924, filed with the Paris Trade Court on September 17, 1924.

It was incorporated for a term of 99 years until August 28, 2023, unless dissolved in advance or extension of this term as provided in the Articles of Association.

### 5.1.4. Registered office and legal form, governing law, country of origin, address and telephone number of registered office

Registered office: 2 Boulevard du Général Martial Valin — 75015 Paris

Legal form: Limited liability company with an Executive Board and a Supervisory Board

Governing law: French legislation

Country of origin: France

Address and telephone number of registered office: 2 Boulevard du Général Martial Valin — 75015 Paris
Telephone: 01.40.60.80.80

### 5.1.5. Major events in the development of the Company's business

The Company was founded in 1924. It was first active in mechanics and electricity and later extended its scope of business to include optronics for the French Navy.

Key developments in recent years were as follows:

| | |
|---|---|
| 1985: | Employee buyout |
| 1996: | Takeover of Silec by Sat |
| 1998: | Takeover of Sat by Sagem |
| 1999: | Acquisition of Sfim (defense electronics group) and merger in December |
| 2000: | Takeover of Sfim's French industrial subsidiaries |
| 2001: | Sale of automobile electronics activities |
| 2002: | Acquisition of Philips' fax division |
| | Acquisition of Monetel's electronic transactions division |
| 2003: | Acquisition of Vectronix's defense optronics division |
| | Start-up of Ningbo Bird Sagem Electronics Co Ltd in partnership with the Chinese Group Bird (mobile phones) |
| | Merger of the holding company Coficem and Sagem International (wholly-owned Sagem subsidiary) |

| | |
|---|---|
| 2004: ............................ | Acquisition of interests in Wuhan Tianyu Information Industry Co, Ltd (34%) and Wuhan Sagem Tianyu Electronis Co, Ltd (73.34%). |
| 2005: ............................ | Transfer of all industrial activities to two wholly-owned subsidiaries, Sagem Communication and Sagem Défense Sécurité and hive-down of IT activities to SAFRAN Informatique<br>**Merger with Snecma, Snecma Group holding company**(*)<br>Change in corporate name from "Sagem SA" to "SAFRAN"<br>Following these operations the Company became a holding company, owing all former Sagem SA and Snecma subsidiaries. |

(*) A presentation of Snecma Group can be found in Section 20.1.6.5. of this document and Section 4.1.1. of the Snecma 2004 Reference Document.

## 5.2. Investment and capital expenditure

Total Group investment and capital expenditure on property, plant and equipment and intangible assets amounted to €699 million in 2005, compared with €568 million in 2004 on a pro forma basis.

### 5.2.1. Property, plant and equipment

The Group has a selective capital expenditure policy, focused on the constant search for improvements in the productivity of the production tool, while favoring proximity to major customers and high-growth markets.

The majority of capital expenditure concerns production, trial and test equipment.

The Group also invested in the refurbishment and extension of premises in France and abroad.

Total pro forma capital expenditure on property, plant and equipment amounted to €308 million in 2005, compared with €302 million in 2004.

### 5.2.2. Intangible assets

2005 saw the continuation of a number of development programs (A380, A400M, GenX, 3G, etc.) and the purchase of computer software (notably data calculation and processing software).

Total pro forma investment in intangible assets (gross) amounted to €391 million in 2005, compared with €266 million in 2004.

### 5.2.3. Capital expenditure commitments

Capital expenditure commitments at the end of December 2005 totaled €110 million and mainly concerned industrial equipment to accompany the increase in production rates, notably in the aviation sector, and the refurbishment of production sites.

# 6. OVERVIEW OF ACTIVITIES

Following completion of the share purchase and exchange bids launched by Sagem on Snecma on January 19, 2005, the Extraordinary Shareholders' Meeting of May 11, 2005 ratified the merger of Snecma and Sagem SA and the change in corporate name from Sagem SA to SAFRAN.

A number of new structures were established at this date, with notably the creation of two new companies: Sagem Communication and Sagem Défense Sécurité.

The SAFRAN Group is now organized for operating purposes into a head-company, SAFRAN and four activity branches:

— Aerospace Propulsion,

— Aircraft Equipment,

— Defense Security,

— Communications.

Each branch brings together the companies exercising the majority of their activities in the branch sector.

Uniform operating and internal control rules and procedures were implemented throughout the Group.

Economy of scale operations were launched in several areas in order to secure, within the forecast timeframe, the benefits and savings made possible by the merger.

## 6.1. Aerospace Propulsion

Adjust pro forma revenue of the Aerospace Propulsion branch in 2005 was €4,493 million, up 4.1% on 2004. This represented nearly 43% of total Group adjusted pro forma consolidated revenue.

Aerospace Propulsion branch activities can be allocated to four key sectors with the following relative weights:

| Activity sector | Products concerned | Share of revenue |
|---|---|---|
| Civil aviation | Engines, spare parts and services for civil aircraft | 58% |
| Military aviation | Engines, spare parts and services for military aircraft | 14% |
| Helicopter turbine engines | Turbine engines, spare parts and services for civil and military helicopters | 16% |
| Space and ballistic missiles | Engines for launchers and vehicles for the space, ballistic and missile sector | 12% |

The Aerospace Propulsion branch exercises its activities through the following main companies (and their subsidiaries):

**Snecma:** design, production, marketing and maintenance of civil and military aircraft engines and liquid propellant spacecraft engines.

**Snecma Services:** maintenance, repair and overhaul (MRO) services for Snecma civil and military aircraft engines.

**Snecma Propulsion Solide:** design and manufacture of solid propellant engines for space launchers, tactical and ballistic missiles and thermostructural composites.

**Turbomeca:** design, production, marketing and maintenance of turbine engines for civil and military helicopters, engines for military aircraft, land and marine turbine engines and related maintenance and repair services.

**Microturbo:** design, production, marketing and maintenance of small turboshaft engines for tactical missiles and target drones and land and airborne auxiliary power units.

**Techspace Aero:** design and manufacture of engine modules and equipment for civil and military engines, engine test cells and maintenance and repair of military engines.

Major operations impacting the scope of the branch in 2005 included:

— In Russia, as part of the cooperation with NPO Saturn for the SaM146 program, a joint production structure was created in Rybinsk (Volgaero), to produce engine parts for both Snecma and NPO Saturn programs. This structure commenced activity in the Fall of 2005.

— In India, a 50/50 joint venture between Snecma and HAL was created in July 2005 to manufacture engine parts for Snecma and HAL.

— Techlam, a company specializing in the design and production of elastomeric components, was sold in June 2005 to Hutchinson (Total Group), with off-shore applications offering significant growth potential.

### 6.1.1 Civil aviation

*6.1.1.1. Key characteristics of the activity*

Markets

The civil aviation sector, beyond general aviation activities, comprises four key segments:

- Business jets, requiring engines delivering between 5 and 18,000 pounds of thrust,

- Regional aircraft (30 to 100 seats) requiring engines delivering between 8 and 18,000 pounds of thrust,

- Aircraft with 100 to 200 seats and a single corridor fuselage, requiring engines delivering between 18 and 35,000 pounds of thrust,

- High capacity aircraft with a two-corridor fuselage, requiring engines delivery over 45,000 pounds of thrust (currently up to 110,000); with the rare exception of four-engine aircraft using high-end mid-power engines (e.g. Airbus A340-300).

A civil engine program always comprises two activities: an ''original equipment'' activity, involving the sale of engines installed in new aircraft and a customer-service activity based on contracts for the sale of spare parts and repair services and more generally services agreed with operators or approved maintenance centers.

Finally, civil aviation markets are characterized by the almost exclusive use of the U.S. dollar as unit of account.

Market access conditions: alliances and partnerships

Given the technological, cost and development time challenges involved, as well as the uncertain commercial success of any engine program, engine manufacturers tend to form alliances or partnerships. This approach is designed to combine the best technological skills and pool the risks inherent in program development, through a diversified product portfolio. Partnerships or alliances are created for the length of a program, which may stretch over several decades. They may involve equal alliances between two or more engine manufacturer co-prime contractors, such as CFM International (Snecma and General Electric joint venture), or a minority stake in a program managed by an engine manufacturer prime contractor (a ''risk and revenue sharing participant'').

Unlike a traditional supplier, who receives a sales price for each part delivered, the risk and revenue sharing participant receives a share of the sales revenues determined at the outset according to its negotiated share in the program. The risk and revenue sharing participant supplies spare parts for the parts of the engine under its responsibility and receives either a sales price for these parts or a fixed-price payment in relation to its participation, depending on its share in the program.

Four major western civil aviation engine manufacturers assume prime contractor responsibility for engine programs: General Electric (USA), Rolls Royce (GB), Pratt & Whitney (USA & Canada) and Snecma.

Business model of a civil aircraft engine program

Given the above, a civil aircraft engine program can cover over 40 years and presents the following financial flow profile:

**Engine economic life cycle**



Revenue (*)
Costs
Spare parts & services
(typically 7 x the installed base)
certification
Series
(installed base)
40 years +
Technical
maturity
Development-Engineering
& certification tests


(*) Not discounted to constant economic conditions
*(Source: GE & Snecma)*

*6.1.1.2. Key current programs and programs under development*

The Aerospace Propulsion branch currently offers a wide range of engine sizes through various partnerships, as presented above, with other engine manufacturers in the following key programs.

Mid-thrust engines

The CFM56 engine range, which generates the largest share of Aerospace Propulsion branch revenue, is developed, produced and marketed under the aegis of CFM International (50/50 joint venture between Snecma and General Electric), under equal collaboration agreements.

The majority of single corridor aircraft with over 100 seats delivered during the last fifteen years are powered by CFM56 engines, which is in competition with V2500 engines produced by the IAE consortium and the Pratt & Whitney PW6000 engine (Airbus A318 only).

CFM International is the sole engine supplier for the Boeing B737 and is in competition with the aforementioned V2500 engine for the Airbus A320 range, where the CFM56 engine has over 50% of the market. CFM International is also the sole engine supplier for the Airbus A340-300 (Source: ACAS, February 2006).

In 2005, orders were received for 1,640 engines, an all-time high since the launch of this engine range in 1982. Eight hundred engines were produced during the year and, at the end of 2005, the backlog comprised 3,162 engines. 2005 also saw the delivery of the 15,000$^{th}$ engine since the launch of the program, reflecting the size of the installed base, and promising increased revenue in the long-term from sales of spare parts and services. The engine has now passed the bar of 300 million cumulative flight hours. Spare parts activities also enjoyed significant growth, recording an increase of 19% in volume.

*TECH INSERTION:* Snecma and General Electric continued the development of an improved version of the CFM56, known as the "Tech Insertion", which will be brought into service in Boeing 737 aircraft and the Airbus A320 family at the beginning of 2007.

*LEAP56:* At the 2005 Bourget Air Show, Snecma and General Electric announced the launch of the joint "LEAP56" technology demonstration program, in order to prepare the new generation of mid-thrust engines to power the future aircraft to replace the Boeing 737 and the Airbus A320 family, for which the commissioning date has not yet been defined.

High-thrust engines

The Aerospace Propulsion branch operates in this engine sector as a *risk and revenue sharing participant* with participation rates of between 5% and 23% in several major engine programs in series production and notably General Electric's CF6 and GE90 programs, under which 234 engines were delivered in 2005.

Participation in programs under development includes a 17.5% share in Engine Alliance's GP7000 program (50/50 joint venture between General Electric and Pratt & Whitney). This engine, which will power the Airbus A380, obtained FAR33 certification on December 16, 2005. The first series production deliveries are scheduled for 2006. The Aerospace Propulsion branch also has a 5% participation in General Electric's GenX program. This engine has been selected for the Boeing 787 and 747-8 (sole supplier) as well as the Airbus A350.

Low-thrust engines

The Aerospace Propulsion branch invests in this sector which is expected to enjoy high growth over the next fifteen years, in particular for regional transport aircraft.

In addition to Techspace Aéro's participation in General Electric's CF34-10 program, the SaM146 program (delivering between 14 and 17,500 pounds of thrust), launched in partnership with the Russian engine manufacturer NPO Saturn, and the involvement of the Italian engine manufacturer Avio as a *risk and revenue sharing participant* (8.8% share), actively continued development.

The program received the support of the Russian authorities in the form of a multi-annual subsidy and from the French authorities (for the engine) in the form of repayable advances.

The engine has been selected as the sole engine for Sukhoï's 70 to 95 seater RRJ aircraft. The first two firm orders for a total of 40 aircraft were received in 2005.

The engine development program, with commissioning scheduled for the end of 2008, reached a key milestone on November 30, 2005 with the first rotation of the high-pressure compressor, in line with the forecast schedule.

Sharing of series production/spare parts and services activities

Spare parts and services activities accounted for approximately 51% of total civil aircraft propulsion revenue in 2005. Given the average age of the installed fleet, an increase in this rate in the future can be expected, ignoring fluctuations in original equipment activities and taking into account the estimated penetration of spare parts not supplied by the original manufacturer (having received Parts Manufacturer Approval, PMA).

### 6.1.2. Military aviation

*6.1.2.1. Key characteristics of the activity*

Markets

The military aircraft engine and related services market is dependent on customer armed forces budgets, which in the current economic climate has led to a stagnation of business activity, particularly in Europe. The military market is characterized by the importance of national independence and diplomatic considerations.

Military aviation comprises three key segments:

- Combat aircraft,
- Training and support aircraft,
- Patrol, tanker and transport aircraft.

These three segments lead to the development and production of engines of highly different natures and performance levels depending on their use: jet engines with a high thrust to weight ratio for the first segment and jet engines or turboprops closer to those found in civil aircraft for the two other segments.

As for the civil aircraft sector, these markets provide two types of business: original equipment and after-sales services, comprising the sale of spare parts and repair activities.

Competition and partnerships

The majority of civil engine manufacturers are also present in the military aircraft engine market and benefit from technical synergies between the two activities.

The key Western players in the combat aircraft jet engine sector are the Americans Pratt & Whitney, whose F100 engine powers F-15 and F-16 combat aircraft and F119 engine powers F-22 combat aircraft and General Electric, whose F110, F404 and F414 engines power F-15, F-16 and F-18 combat aircraft. Pratt & Whitney is also developing the F135 engine which will power the future U.S. fighter jet, the JSF (*Joint Strike Fighter*).

In Europe, the main products are Rolls Royce engines (the RB199 engine powers the Tornado and the Pegasus engine powers the Harrier), Snecma engines (the M53 engine powers the Mirage 2000 and the M88 engine powers the Rafale), and the EJ-200 engine developed by the Eurojet European consortium, comprising Rolls-Royce, MTU Aero Engines, Avio and ITP. This engine powers the Eurofighter Typhoon combat aircraft.

The choice of engines in the training aircraft sector mainly comprises engines produced by Snecma (the Larzac engine which powers the Alphajet) and Rolls-Royce (the Adour engine in partnership with Turbomeca, which powers BAE Systems' Hawk aircraft) and the U.S. engine manufacturers Pratt & Whitney (PW500 and PW300) and Honeywell (TFE731 family and F124).

In the engine segment for military transport and patrol aircraft, the pool primarily comprises Rolls-Royce North America (formerly Allison) and Tyne (Snecma under Rolls Royce license) T56 and AE2100 turboprops. A new entrant is the TP400 (10,000 horse power turboprop — the most powerful in the Western hemisphere) which will power the future European military transport aircraft, the Airbus A400M, and in which Snecma is involved as a member of the Europrop International (EPI) consortium.

*6.1.2.2. Key current programs and programs under development*

The Aerospace Propulsion branch is present in all three market segments presented above, primarily through the activities of Snecma, Turbomeca and Techspace Aero.

Combat aircraft engines

Historically tied to Dassault Aviation, activity in this segment is based on the following programs:

- the Atar engine (4.5 to 7 metric tons of thrust) which powers the Super-Etendard jets and the Mirage III, IV, V, F1 and 50 family. Series production of this engine has now ceased and approximately 990 engines remain in service in twelve countries.
- the M53 engine (9.5 metric tons of thrust) which powers the Mirage 2000 jets; four engines were delivered in 2005 and sixteen engines have still to be delivered to export markets. Approximately 650 engines are in service in eight countries.
- the M88 engine (7.5 metric tons of thrust) which powers the Rafale jet; thirty-two engines were delivered in 2005 and 185 engines (including 98 orders received this year) are still to be delivered to the French State.

In addition, Techspace Aero participates in General Electric's F110 program and Pratt & Whitney's F100 program (manufacture of parts), and is also responsible for the repair and maintenance of its parts fitted in the F100 engine for fourteen of the eighteen air forces around the world with the F16/F100 aircraft.

There are no new engine programs under development. A demonstration program named M88 ECO has been launched with the primarily objective of reducing the overall cost of M88 ownership and a

secondary objective to increase in the long-term the engine thrust to 90 kiloNewton in response to the requirements of the potential export market for the Rafale.

Training and support aircraft engines

Activity in this sector is based on the following programs:

- Larzac, (14 metric tons of thrust) which powers Dassault Aviation's Alphajet training aircraft and for which series production has ceased. The Larzac engine also powers the Russian MiG-AT and Indian HJT36 training aircraft.
- Adour: this engine delivers thrust of 3.7 metric tons (with after-burner) or 2.9 metric tons (without after-burner) and is developed and produced by RRTM (Rolls-Royce Turbomeca Ltd.), a partnership between Turbomeca and Rolls-Royce. The Adour engine powers support and attack aircraft and primarily the Jaguar aircraft produced by Dassault Aviation and BAE Systems, the Hawk produced by BAE Systems and the Goshawk T45A produced by Boeing. Thirty-eight engines were delivered in 2005.

In addition, a Mk 951 version developed to power the new version of the Hawk received certification in August 2005.

Patrol, tanker and transport aircraft engines

Activity in this sector is based on the following programs:

- The CFM56 family powers the military versions of the Boeing 707 (with 2,149 CFM56-2 engines in service), and Boeing 737 (CFM56-7): U.S. marine C-40 transport aircraft (military version of the Boeing 737 transport aircraft), MMA (*Multimission Maritime Aircraft* — maritime patrol aircraft), with the first engines scheduled for delivery in 2007, AEW&C aircraft (*Airborne Early Warning & Control*) and the Wedgetail (detection and command aircraft), with six engines delivered in 2005.
- The Tyne turboprop engine, with 4,550 kW of thrust, was developed by Rolls-Royce and is produced under license by Snecma (57%) and MTU Aero Engines (20%). It powers C-160 Transall transport aircraft and Breguet Atlantic and Atlantique 2 maritime patrol aircraft. Series production of this program has ceased but it continues to generate spare part and repair business.
- In addition, the development program for the TP400-D6 engine, a 7,500 kW engine which will power the Airbus A400M European transport aircraft, continues under good conditions. The first engine underwent test-bench rotation trials at the end of October 2005 in accordance with specifications and certification is scheduled for the end of 2007. To date, 180 aircraft (four-engine jets) have been ordered by the seven launch countries (Germany, France, Spain, the United Kingdom, Turkey, Belgium and Luxembourg), and the first sales to non-European launch customers were secured in South Africa and Malaysia. Snecma has a 32.2% stake in the European consortium EPI (European International).

### 6.1.3. Helicopter turbine engines

#### *6.1.3.1. Key characteristics of the activity*

Markets

The helicopter turbine engine market is characterized by significant diversity in both applications (type of helicopter and mission purpose), helicopters (over twenty manufacturers worldwide) and customer-users, who with the exception of armed forces and certain specific civil applications, do not possess major fleets as is generally the case for aircraft. Helicopter engines size is mainly determined by the weight of airframes and partly by the type of mission. Helicopters may have one, two and sometimes three engines.

Overall, the following applications are covered:

- State and parastatal sector: police and border surveillance, medical and emergency services,
- Civil sector: off-shore oil industry, transport, tourism and private ownership, airborne work,
- Military sector: transport, attack and ground support, maritime patrol.

This leads to significant diversity in engines and associated versions, which may be classified into four categories according to the developed range of power: 600/800 shp(*); 900/1,300 shp(*); 1,500/1,800 shp(*); 2,000/3,000 shp(*)

The majority of major Western aircraft engine manufacturer groups are also present in the helicopter turbine engine market: SAFRAN via its subsidiary Turbomeca, General Electric, Pratt & Whitney, Rolls Royce and Honeywell.

The helicopter engine market, in the same way as the civil aviation market, comprises two activities: original equipment activities consisting of the sale to helicopter manufacturers of turbine engines for installation in new airframes and after-sales services based on spare part, maintenance and repair contracts with operators. This activity requires a major global customer support network given the large number of users. In 2005, the helicopter engine market enjoyed substantial growth, both in the number of orders and in deliveries of new equipment and spare parts.

Relations between engine and helicopter manufacturers, engine manufacturer partnerships

The airframe/engine pairing is often unique when a new model is brought into service. However, changes to the airframe or specialization for a given type of mission can lead to the development of different engine sizes, reintroducing a competition factor into programs. There are fewer partnerships between engine manufacturers than in the civil aviation engine sector. The main partnerships are between Rolls Royce and Turbomeca (RRTM, for the RTM322 engine delivering 2,500 shp, which powers the NH90 and EH101) and Rolls Royce, Turbomeca, MTU and ITP (RTMI for the MTR390 engine delivering 1,100 shp, which powers the Tiger).

Business model of a helicopter turbine engine program

The profile of a helicopter turbine engine program is extremely similar to that of a civil aircraft engine program as presented above, with nonetheless a smaller ratio between after-sales and original equipment activities (3 to 4 times), as the operating life of a helicopter is considerably shorter than that of a civil aircraft.

*6.1.3.2. Key current programs and programs under development*

The Aerospace Propulsion branch is present in all four helicopter engine categories described above via the company Turbomeca, and is particularly active in the Eurocopter range.

600/800 shp turbine engines

The ''Arrius'' engine family in this segment notably powers Eurocopter's EC120 and EC135 helicopters, Agusta-Westland's A109 helicopter (Italy) and Kamov's Ka-226 prototype (Russia).

900/1,300 shp turbine engines

The ''Arriel'' engine family and the TM333 engine notably powers Eurocopter's AS350 B, EC130 and EC145 helicopters, the Sikorsky S76, the Chaig Z9 and Z11 (China) and the HAL Dhruv and Chetal (India). A major contract was signed with China for 200 Arriel 2C engines. The MTR390 engine (produced in cooperation with Rolls Royce, MTU and ITP) powers Eurocopter's Tiger. A special development contract has been signed with Spain (a more powerful version will power the Tiger ordered by this country).

In this segment, the Ardiden development program, the engine selected by HAL to power the new version of its Dhruv helicopter, saw the successful completion of bench tests by the first engine in September 2005. This engine is being developed and will be produced in partnership with the Indian manufacturer HAL.

---

*(*) shp = shaft horse power.*

1,500-1,800 shp turbine engines

The "Makila" engine family notably powers Eurocopter's EC225 "Super-Puma" helicopters.

2,000/3,000 shp turbine engines

The RTM322 engine (50/50 cooperation with Rolls Royce) powers NH Industries' NH90 helicopter and Agusta-Westland's EH101 and Apache helicopters. This engine, which is in competition with General Electric's T700 engine, has won to date ten of the eleven NH90 open competitions. The RTM322 engine (in partnership with Rolls-Royce) won the Australian market (10th RTM 322 customer out of eleven NH90 buyer countries).

Activity level

2005 was marked by a high level of commercial activity. For all of the above categories combined, 755 engines were delivered in 2005 and the order backlog at the end of 2005 contained 1,962 engines. Net orders received represented 1,251 engines (763 in 2004).

### 6.1.4. Ballistic and space

#### *6.1.4.1. Key characteristics of the activity*

Markets

The market targeted by the Aerospace Propulsion branch comprises two main segments: a civil space segment consisting of launch vehicle propulsion to place satellites in orbit as well as satellite engines and a military segment for the propulsion of ballistic and tactical missiles of all types.

Two types of propulsion technology are used in the civil space market : solid propellant rocket engines and liquid propellant rocket engines. Liquid chemical propellants or electric propellants (known as plasma thrusters) are used for satellite propulsion.

In Europe, the weak government market means that independent European access to space depends on the presence of Arianespace in the commercial market for the launch of geostationary telecommunication satellites. The Aerospace Propulsion branch is the main supplier of Ariane engines.

The military market comprises ballistic missiles and tactical missiles, as well as target vehicles.

Ballistic missiles are an essential part of national nuclear deterrent forces, and countries deploying these forces, except the United Kingdom, entrust production to domestic manufacturers. In this sector, France is the only European country to develop its missiles. They are powered by solid propellant engines developed by Snecma Propulsion Solide.

Orders for tactical missiles are placed by governments. Certain major markets (including the United States, Russia and China) remain totally or partially closed to European suppliers, or are subject to policies based on preference for domestic suppliers. In this sector, the engine and missile manufacturers are tied by exclusivity relations. Short-range missiles are powered by solid propellant engines, while other missiles are generally powered by jet engines.

An activity requiring substantial research and development and with little series production

In addition to a close relationship between the engine manufacturer and the launcher or missile prime contractor, the two activities are characterized by long development and engineering phases, financed by government budgets, such as the ESA (European Space Agency) for civil space activities in Europe or the National Defense budget for strategic military applications. Missile development is also financed by customer governments.

Series production activities generally concern limited quantities and the fixed-cost percentage is high.

*6.1.4.2. Key current programs and programs under development*

Civil space propulsion

— *Ariane programs*

The Aerospace Propulsion branch is the main engine supplier for Ariane rockets. The following activities are performed for EADS-ST (series production) and ESA (development) :

- Series production

  *Powder boosters:* solid propellant engines delivering 650 metric tons of thrust for Ariane 5 boosters, produced by Europropulsion, a 50/50 joint venture between SAFRAN and Avio. Nine engines were delivered in 2005.

  *Vulcain:* cryogenic engines (liquid hydrogen and oxygen) delivering 110 to 140 metric tons of thrust to power the main stage of the G (Vulcain 1) and ECA (Vulcain 2) versions of Ariane 5. The Vulcain2 engine was validated during a successful qualification flight in February 2005. Overall, five Vulcain engines have flown successfully, including two ECA version Vulcain2 engines (able to place up to 10 metric tons in geostationary orbit) and five Vulcain engines were delivered in 2005.

  *HM7:* cryogenic engine (liquid hydrogen and oxygen) delivering 7 metric tons of thrust to power the upper stage of the ECA Ariane 5 rocket; two engines were delivered in 2005 and two flights were successfully completed.

- *Development*

  *Vinci engine:* development of the new Vinci restartable cryogenic engine delivering 18 metric tons of thrust for the upper stage of the future heavy-lift Ariane 5, or the future additional European launcher, continued during the year at a rate adjusted to take account of ESA (European Space Agency) budget availability. The first development engines were produced and bench trials were successfully completed in August 2005.

— *Satellites*

- *Chemical propulsion:* 200-Newton engines for the European ATV (Automated Transfer Vehicle), which will ferry supplies to the International Space Station.

- *Electric propulsion:* twelve SPT100 plasma thrusters are in service in four geostationary satellites. The new plasma thruster, the PPS1350, successfully completed the earth-moon mission of the European Space Agency's lunar exploration probe SMART-1 and has clocked up over 8,000 operational hours in ground trials, a new world record for this technology.

- *Space mechanisms:* solar array drive mechanisms for satellite activities represented only a marginal activity for the Group and were sold to the Swiss company, Contraves, with effect from January 23, 2006.

Ballistic missile propulsion

Within the economic interest grouping G2P (75% Snecma Propulsion Solide — 25% SME, a subsidiary of SNPE), Snecma Propulsion Solide provides rocket engines for the missiles of France's ocean-going strategic nuclear force. The development of 3rd generation rocket engines (M51) continued nominally in 2005 and the first series production deliveries should take place at the end of 2006.

Tactical missile and target propulsion

In this sector, the Aerospace Propulsion branch provides engines for the following MBDA missiles:

- Mistral: engines provided by Snecma Propulsion Solide,

- Cruise missiles: Microturbo's TRI range powers Apache and Scalp cruise missiles and their Storm Shadow derivatives.

Microturbo provides engines for MBDA C22 targets, for U.S. Air Force MQM107 targets and for targets produced by the Italian company Galileo (formerly Meteor) for NATO forces in Europe.

## 6.2. Aircraft Equipment

The SAFRAN Group is one of the world's leading aircraft systems and equipment suppliers, specializing in mechanical, hydromechanical and electromechanical equipment, including nacelles and thrust reversers, landing gear, wheels, brakes and associated systems, engine control systems and associated equipment, power transmission systems, wiring, electrical connection systems, ventilation systems and hydraulic filters. The Aircraft Equipment branch also provides related maintenance, repair and overhaul (MRO) services and sells spare parts.

The Aircraft Equipment branch continued to pursue the same general objectives in 2005:

- Consolidation of leading positions in the key equipment supplier businesses,
- Substantial investment in major new and derivative aircraft programs,
- Improving economic competitiveness by constant improvements in productivity and processes (Action V) and by improving the production organization and costs.

Aircraft Equipment branch's contribution to adjusted pro forma consolidated revenue of the Group was €2,510 million in 2005, up 13.1% on 2004 and accounted for 24% of adjusted pro forma consolidated revenue of the Group.

### 6.2.1. Nacelles and thrust reversers: Aircelle (formerly Hurel-Hispano)

The nacelle is composed of the engine fairing, the air inlet, the nozzle and the thrust reverser, which, as its name indicates, reverses the engine's thrust to help brake the aircraft. The thrust reverser represents approximately half the value of the nacelle.

In 2005, Aircelle's contribution to adjusted pro forma consolidated revenue of the Group was €593 million (up 35% on 2004) and it accounted for 24% of adjusted pro forma consolidated revenue of the Equipments branch. Overall, nacelles and thrust reverses accounted for some 90% of Aircelle's activity in 2005. Aircelle launched an improvement program covering its production operating structures, with the transfer of activities from the Meudon facility to the Le Havre and Toulouse sites and the opening of a new site in Nouasseur, Morocco.

Aircelle has two divisions and one subsidiary which group together programs and activities by market segment:

- **"Larges Nacelles"**: In 2005, Aircelle delivered 87 full nacelles for the A340-500/600 and 349 thrust reversers for the A330 (Trent 700 engine), A320 (CFM56 engine) and A340-200/300. With respect to programs under development, Aircelle supplied seventeen full nacelles to Airbus for A380 in-flight tests (performance is satisfactory) and obtained certification of the A318 nacelle (PW6000 engine).
- **"Small Nacelles"**: In 2005, Aircelle delivered a total of 525 nacelle assemblies or sub-assemblies. Corresponding revenue is up 7% on 2004. The first flight of the F7X took place at Mérignac on May 5, 2005. As part of this program, Aircelle delivered three aircraft equipment batches for in-flight tests in 2005 and eight for series production. In addition, Aircelle signed a contract with Snecma for the development of the nacelle for the RRJ/SaM146 program.
- **"Aerostructures"**: Aerostructure activities have been grouped together in a single subsidiary (SLCA) to improve the management of this business, which mainly consists of engine fairing for the A340-200/300 and A340-500/600 family and the NH90 helicopter.

### 6.2.2. Landing gear: Messier-Dowty, landing gear and systems support services: Messier Services

#### *6.2.2.1. Landing gear: Messier-Dowty*

Messier-Dowty designs, produces and supports landing gear for civil and military airplanes and helicopters of all sizes. If requested by the customer, it also handles the integration of associated systems. Messier-Dowty provides technical assistance services and distributes the spare parts needed for its equipment.

In 2005, Messier-Dowty contributed €597 million (up 7% on 2004) to adjusted pro forma consolidated revenue of the Group, and accounted for 24% of the Equipment branch's adjusted pro forma consolidated revenue.

- **Airbus landing gear division:** in 2005, Messier-Dowty delivered 292 leading gear systems to Airbus for the A320 family, 83 for the A330/A340 family and 8 for the A300/A310 family.

  The development of nose landing gear for the A380 continued (delivery of seven systems to Airbus). In conjunction with Messier-Bugatti, Messier-Dowty is developing the full landing gear system of the A400M transport aircraft.

  Finally, Messier-Dowty was selected by Airbus at the end of 2005 for the development and production of the main landing gear for the new A350 aircraft.

- **Boeing and military landing gear division:** the development of landing gear for the Boeing B787 is now well advanced. Machining of the main forged parts has commenced. Boeing has announced the receipt of 324 firm orders for the aircraft as of December 31, 2005 and forecasts a production rate of 10 aircraft per month from 2010.

- **Regional and business aircraft landing gear division:** the development of landing gear for the Falcon 7X continued in 2005. The aircraft performed its first flight in May and the engineering phase has now been completed.

*6.2.2.2. Support services for landing gear, wheels, brakes and associated systems: Messier Services*

Messier Services specializes in maintenance services for all Messier-Dowty and Messier-Bugatti products, as well as products made by competitors for all aircraft over 10 metric tons.

In 2005, Messier Services contributed €118 million to adjusted pro forma consolidated revenue of the Group.

On June 30, 2005, Messier-Bugatti and Messier-Dowty took over direct management of technical assistance and spare part supply activities necessary to the operation of their equipment, previously delegated to Messier Services. At the end of 2005, Messier Services launched the creation of a new repair workshop in Mexico, to replace the current North-American repair hub located near Washington.

### 6.2.3. Wheels and brakes, landing/braking control systems, passenger seat systems: Messier-Bugatti

Messier-Bugatti designs, produces and supports aircraft wheels and carbon brakes. It also provides electronic and electrohydraulic systems for aircraft braking, tire/brake/landing gear monitoring and landing gear steering systems. In 2005, Messier-Bugatti contributed €388 million (up 9% on 2004) to adjusted pro forma consolidated revenue of the Group, and accounted for 15% of the Equipment branch's adjusted pro forma consolidated revenue.

- **Wheels and brakes:** Messier-Bugatti holds approximately 39% of the market for carbon brake-equipped mainline jets (over 100 seats), equipping nearly 2,500 of the total fleet of close to 6,450. In this sector, the fleet equipped by Messier-Bugatti increased by 240 aircraft in 2005 (Source: ACAS and SAFRAN).

  In 2005, Messier-Bugatti obtained certification of the ATR72 (new carbon brakes) and was selected as the sole supplier for the Airbus A400M. At the beginning of 2006, it was also selected by Boeing to equip its B737 New Generation family.

  The development of the Boeing 787 electric brake, which represents the first commercial application of this technology, continued in association with Sagem Défense Sécurité for electronic control aspects.

- **Braking/landing control systems and monitoring systems:** Messier-Bugatti is the sole source supplier of systems for all Airbus aircraft, as well as all of Dassault's civil and military aircraft. 2005 was marked by the continuation of development work on several major programs and notably the A380, the A400M, the A340-500/600 ''High Gross Weight'' version and the Falcon 7X

Passenger seat and cabin electrical system activities were sold at the beginning of 2006.

### 6.2.4. Engine control systems and equipment and power transmissions: Hispano-Suiza

Hispano-Suiza designs, produces and markets, primarily for Group companies, and supports a wide range of control systems, power transmissions and equipment for civil and military aircraft engines.

In 2005, Hispano-Suiza reported revenue of €373 million, approximately 76% of which was realized with Group companies.

In the Power transmissions sector (38% of total activity) the company delivered the 15,000th CFM56 gearbox, the first prototype for the BR710 ''low cost'' engine to power the new twin-jet business aircraft Bombardier G5000 and the first gearbox for the Airbus A400M TP400-D6 engine.

In the engine control systems sector (62% of total activity), the company delivered the first equipment for the SaM146 and TP400 engines. Initial test bench integration tests of the entire TP400 control system were successfully completed in May. The electronic control equipment is being designed in partnership with British Aerospace (70% Hispano-Suiza, 30% British Aerospace). Fadec International (joint venture between Hispano-Suiza and British Aerospace) delivered the first FADEC 3 control equipment for the GenX engine to power the Boeing B787. The FADEC 3 will also equip the GenX engine versions for the Airbus A350 and Boeing 747 Advanced.

In May 2005, the first flight tests were carried out on the Airbus A380 equipped with the electromechanical thrust reverser actuation system (ETRAS), designed by Hispano-Suiza in partnership with Honeywell. This represents the first commercial application of this technology.

As part of its industrial optimization process, the company commenced procedures leading to the closure of the Bezons site. The majority of machines and all employees are currently being regrouped at the company's Colombes site.

### 6.2.5. Wiring and electrical connection systems: Labinal

Through its subsidiary Labinal, the Group supplies electrical wiring systems and provides engineering services for the aerospace and defense markets.

In 2005, Labinal contributed €453 million (up 29% on 2004) to adjusted pro forma consolidated revenue of the Group and accounted for 18% of the Equipment branch's adjusted pro forma consolidated revenue. Electrical wiring activities account for approximately 80% of Labinal adjusted pro forma revenue.

In 2005, the company recorded a number of new commercial wins with, notably, selection by Airbus Military to supply electric racks and harnesses for the nose and cockpit of the A400M. Labinal was also selected by Dassault Falcon Jet for the engineering, production, installation and after-sales support of commercial wiring harnesses for the Falcon 7X. The development of the subsidiary Labinal Maroc, created at the end of 2004 following the takeover of Gespac Intégration activities in Temara (Morocco), enabled Labinal to respond to the increased production rates of its aircraft manufacturer customers, and notably Airbus.

Following selection by Boeing in 2004 to supply electrical connection systems for the B787 Dreamliner, Labinal launched the detailed design phase of the program in 2005 with a view to preparing the first flight and certification of the aircraft.

Launched in 2004 in Mexico, electrical wiring production for Raytheon Aircraft civil programs reached maturity in 2005, generating revenue of approximately U.S.$50 million.

Engineering & Technology activities generated approximately 20% of Labinal revenue in 2005.

### 6.2.6. Other activities

*6.2.6.1. Engineering: Teuchos*

Given the specific nature of Teuchos' activities, they were separated from Labinal activities at the beginning of 2005.

Through this new division, the Group supplies engineering services to the aviation and automobile markets.

In 2005, Teuchos contributed €46 million to adjusted pro form consolidated revenue of the Group.

The Indian subsidiary SAI had 300 employees at the year-end.

During the year, Teuchos created a subsidiary in Morocco in response to its increased workload, which took over part of the activities of Assystem Maroc.

*6.2.6.2. Connectors: Cinch Connectors Inc.*

Cinch Connectors Inc. designs, manufactures and markets lines of connectors and connection systems for the commercial vehicle market, and for certain segments of the aviation, defense, telecommunications and computer markets.

In 2005, Cinch contributed €54 million to adjusted pro forma consolidated revenue of the Group.

*6.2.6.3. Small electric motors: Globe Motors*

Globe Motors designs, produces and markets a wide range of precision electric motors and actuators.

In 2005, Globe Motors contributed €115 million to adjusted pro forma consolidated revenue of the Group.

*6.2.6.4. Aircraft ventilation systems: Technofan*

Through its 60.71%-owned subsidiary Technofan (listed on the Second Market of Euronext Paris; where the remaining shares are publicly traded), the Group designs, produces and markets ventilation systems for commercial aircraft cabins, avionics and brake cooling systems for commercial and military aircraft and helicopters.

In 2005, Technofan contributed €41 million to adjusted pro forma consolidated revenue of the Group.

*6.2.6.5. Hydraulic filters: Sofrance*

Sofrance produces and markets a wide range of filtration systems for fuel, lubrication, air and hydraulic applications.

In 2005, Sofrance contributed €14 million to adjusted pro forma consolidated revenue of the Group.

## 6.3. Defense Security

### 6.3.1. Defense and Security branch key events

The Defense and Security branch was created by the hive-down in May of the company Sagem Défense Sécurité.

Other key events during the year in chronological order were as follows:

— April: 1st flight of the A380, equipped with our aircraft information system (NSS) and back-up fly-by-wire system;

— May/June: successful completion of qualification propelled shots of the AASM (Modular Air-to-Ground Armament system);

— June: signature with Airbus of a navigation systems contract for the A400M;

— ASTRAC: creation in October of a joint venture with Thales for the retrofit of combat aircraft; December: first contract for the renovation of 27 Mirage F1 for the Morocco Royal Air Force;

— November: acquisition of Orga in Germany, making Sagem Défense Sécurité a global player in the chip card sector;

— December: signature of the Colombia Registraduria contract for the modernization of the Colombian civil register, comprising the supply of an AFIS (Automated Fingerprint Identification System), registration of the population, update of civil status, production of 33 million identity cards.

Finally, 1,000 CSA (Automatic Control and Sanction) program speed cameras were installed during the year.

### 6.3.2. Activities of Sagem Défense Sécurité and its subsidiaries during the year

Adjusted pro forma revenue of the branch as a whole was €1,232 million, up 6.3% on 2004 and accounted for 11% of adjusted pro forma consolidated revenue of the Group.

*6.3.2.1. Navigation and aeronautic systems division*

In 2005, the Navigation and sensors business confirmed its good position across all its markets. The backlog is up on last year and contains orders for the coming two years, all sectors together.

Major successes were recorded in the aviation sector, in particular with the announcement of the A400M navigation system contract.

Several Upstream Research Proposals in respect of vibrating gyroscopes (HRG) were notified by the French Defense Procurement Agency (DGA).

The delivery of equipment (OSF: Front sector optronic system, SAMIR missile warning system, BISE interface units, inertial navigation system and gyroscopic units) for the forty-eight Rafale fighter aircraft progressed in line with the contract schedule and will continue at a sustained level in 2006.

During 2005, the AASM development program (Modular Air-Ground Armament system, extended range guided weapon) reached a number of decisive milestones: three guided shots, including two propelled shots and three active separations were successfully performed during the first six months. Since the beginning of the program, over forty shots have been fired with a failure rate of less than 5%. Work to integrate the AASM into the Rafale fighter aircraft weapon system continued in line with objectives, with notably the preparation of six Rafale active separation shots scheduled for January 2006.

Finally, the upstream research proposal for a laser-guided version of the AASM was notified by the French Defense Procurement Agency in July. This contract encompasses the development and performance of two demonstration shots.

In the infrared seeker sector, the production for the MICA missiles continued at a sustained rate, with 381 seekers delivered in 2005.

In the Avionics sector, 2005 revenue recorded a considerable increase on 2004, due partly to an increase in production rates for the majority of our customers' programs and partly to the launch of series production deliveries for equipment to be fitted in the A380 and NH90.

Several critical electronic unit developments were launched in synergy with other Group entities, and in particular the electrical brake control system for the Boeing 787.

Sagem Avionics Inc, a wholly-owned subsidiary operating in the avionics sector, enjoyed a substantial increase in support service activities, reporting revenue of U.S.$23.7 million.

In the modernization sector, 2005 was marked by the launch of new modernization programs for Mirage 3/5/50 aircraft with three flight test programs currently in progress in Pakistan, Venezuela and Egypt.

2005 saw the continuation of flights under the ROSE III program for the modernization of Pakistan Air Force Mirage 5 jets, enabling the definition of an Initial Operational Clearance (IOC) to equip the first series production aircraft modernized in Pakistan. The delivery of the fourteen aircraft provided for in the contract is scheduled for before mid-2006.

Under the HORUS program for the modernization of Egyptian Mirage 5 fighter aircraft, the first flight of the modified prototype in France at the AIA center in Clermont-Ferrand is scheduled for the first six months of 2006.

The 50/50 joint venture with Thales Systèmes Aéroportés, SAS ASTRAC, is to take on new programs, including systems prime contractor and integration around the Sagem Défense Sécurité mission control system and its software, while Thales supplies its RC400 radar.

The first contract was signed in December with the Moroccan Royal Air Force for the modernization of twenty-seven Mirage F1 fighter aircraft with a highly modern multi-role system. This modernization will be accompanied by the supply of fifty AASM kits under a contract signed with Sagem Défense Sécurité at the end of December; this represents the first AASM sale on the export market.

In the Command systems sector, the roll-out of SICOPS Bases (Air Base Operations Information and Communications System) continued throughout the year, with the equipment of all French Air Force operational bases scheduled for completion in 2006. The customer has expressed its satisfaction with the roll-out, which is in line with the forecast schedule.

Version 2 of SLPRM (Local mission preparation and replay system) has been validated, enabling the extension of coverage to include all Mirage 2000 and F1 aircraft, in addition to those already taken into account. Version 3, to be used for the preparation of Rafale F2 missions, has been notified.

Acquisition/Creation of subsidiaries or investments included in the navigation and aviation systems division

During the year, the Group purchased Alcatel Space's electronic research and manufacture activities for aerospace applications located in Valence (Drome). Approximately 150 employees were transferred to the special purpose company hived-down by the transferor, to which it transferred all intangible assets and property, plant and equipment of the activity (excluding the premises and land which will be leased). The subsidiary, which was set up as a simplified joint stock company (SAS), was renamed Sagem Electronique.

2005 also saw the creation of SAS ASTRAC, owned 50%, to carry out new combat aircraft modernization programs with Thales Systèmes Aéroportés.

*6.3.2.2. Optronics and air-land defense systems division*

During 2005, the optronics and air-land systems division strengthened its positions overall, in both optronics and land systems.

Thanks to a new range of products, Sagem Défense Sécurité has established a position as a major global player in infrared surveillance with regards to marine optronics self defense systems, due notably to successes in Australia and the United Arab Emirates.

Penetration of the Marine market by the company was consolidated by the Indian government's decision to purchase six Scorpène submarines, enabling Sagem Défense Sécurité to supply its periscope units.

In 2005, Tiger helicopter sight activities were marked by the notification by OCCAR of a Tiger HAD contract for Spain, in addition to the STRIX and OSIRIS sights already in series production for delivery to France, Australia and Germany.

With regard to thermal cameras and night vision binoculars, success on the export market continued for third generation MATIS cameras with major orders received in Europe. In addition, the Vectronix Inc. subsidiary continued its penetration of the U.S. market with additional orders and supplies for the U.S. Army.

A contract to equip the French armed forces with multi-function thermal binoculars, with integrated telemetry and compass, was notified by the French Defense Procurement Agency at the end of the year. These binoculars also integrate into the FELIN system (French infantry soldier system with integrated equipment and links) developed by Sagem Défense Sécurité for the French army.

The division strengthened its position in air-land information and combat systems, notably in the network centric warfare sector. The French Defense Ministry announced the award by the French Defense Procurement Agency of the concept design and demonstrator contract for the BOA (Bulle Opérationnelle Aéroterrestre) cooperative fighting system to Thales, Giat Industries and Sagem Défense Sécurité, the members of a partnership formed for this program.

Following the set-up of development teams, the FELIN program continues on schedule. The majority of sub-contracting contracts were awarded during 2005 and production resources are currently being installed at the Poitiers plant.

In the communication sector, the broadband radio demonstrator underwent trials at the French Defense Procurement Agency test center (CELAR). The good results obtained confirm the considerable potential of this new technology for our armed forces.

At information security level, the French Defense Procurement Agency selected Sagem Défense Sécurité to supply and deploy a Public Key Infrastructure. This PKI will manage the Ministry of Defense's digital Intranet certificates used for classified defense needs; this success confirms the company's expertise in new information system security technologies.

During the year, the functionalities and performance of the tactical Sperwer UAV system were extended and the program to improve the reliability of the UAV system continued. The results of this program satisfy the different customers, three of which have decided to deploy the Sperwer in overseas operations in 2006.

In the Technology Program sector, the Mégajoule laser (LMJ) program continued in line with objectives. Installation work at the Tarbes plant and the implementation of manufacturing resources enabled initial production to be launched at the end of 2005, on schedule. Series production will commence in 2006.

In the optics sector (REOSC department), 2005 saw the completion of the GRAN TELESCOPIO CANARIAS project. In addition, the AEC (Atomic Energy Commission), awarded an engineering contract for LMJ large optics. Finally, REOSC was selected by Astrium to supply optic sub-units for the James Webb Space Telescope project, the successor to the Hubble telescope designed to observe far-off galaxies.

Key subsidiaries and investments in the optronics and air-land systems division

The Swiss subsidiary Vectronix AG continued its optronic product research, manufacturing and commercialization activities, primarily concerning binoculars and portable observation instruments, both in Europe and, via its subsidiary Vectronix Inc., in North America. In 2005, Vectronix AG contributed €23 million to adjusted pro forma consolidated revenue of the Group and accounted for 2% of Defense Security branch adjusted pro forma consolidated revenue.

Positioning and competition

Together with its subsidiaries, Sagem Défense Sécurité is well placed among the top twenty European defense companies and is one of the top five defense electronic groups. It enjoys strong positions as a European leader and global player in inertial systems, a global leader in helicopter flight control systems, a global leader in space optics, a major European player in optronic systems and a major player in Europe for tactical UAV systems and on-board information systems for aircraft (A380).

The company's main competitors are British Aerospace, Thales and SELEX in defense electronics, Honeywell and Litton Industries in inertial navigation systems, Lockheed Martin, Raytheon and Northrop-Grumman in systems and optronics, Thales, Honeywell and Rockwell Collins in helicopter flight command systems, IAI and Elbit in aircraft and helicopter modernization, Teledyne and Allied Signal in ACMS (Aircraft Condition Monitoring System), IAI in UAV systems and Thales (FELIN).

*6.3.2.3. Security division*

2005 was marked by substantial growth in activity (+25%) and increasing overlap between our various products and technologies. Examples include the multiplication of multibiometric projects, the development of biometric payment terminals, the ''match on card'' and the emergence of customer requests for global solutions including processing and management of databases, terminals, chip cards, systems integration and related services. In this context, the Group acquired Orga Kartensysteme and the small Finish company, Manison.

In *Government solutions,* numerous competitive tenders for the introduction of biometric identity cards were won, notably in Colombia, where the Group won the largest biometric identity card project in Latin America (33 million cards), in Venezuela for an AFIS (Automated Fingerprint Identification System) for the delivery of identity cards and in several African countries. We were also selected in Mexico to implement a multi-biometric elector database (fingerprints, face).

In the border control sector, contracts for automated passage control systems were won for various airports, using different biometric tests: iris in the United Kingdom, face in Australia, finger prints in France.

The French Interior Ministry selected the Biodev system for a biometric visa experiment. This project is already considered a success at European level.

In the police sector, numerous contracts and system extensions were signed in the export market. Of particular note is the major contract signed with Northrop Grumman for the supply of a system for the UK Home Office (Ident1 competitive tender), replacing a competitor's technology.

*Terminals and Secure Systems:* biometric terminals and physical and data access control systems reported growth of 80% in 2005: biometrics is being increasingly adopted as the solution to strengthen security and confirm the true identity of individuals requesting access to corporate applications. We were selected at the end of the year by the European Parliament to improve access security to all buildings in Strasbourg, Brussels and Luxembourg.

In Gaming terminals, orders were received in 2005 from new export customers, which offset the end of deliveries under the contract with Française des Jeux.

In the transport security department, the year ended with the successful installation of 1,000 speed cameras under the CSA (Automated Control and Sanction) program. In addition to the continuation of this program in 2006, activity growth in this sector will be achieved through speed camera market share gains in the export market and the launch of new products (CCTV, automatic number plate recognition, detection of red light running, etc.).

Sagem Défense Sécurité's card activities were marked this year by a drastic drop in the price of telecom cards. We consolidated our position in the banking sector in France with over 20% of the market (Company estimate based on sales and the total card pool referred to in The Nilson Report, 11/2005).

The acquisition in December of Orga Kartensysteme, the third largest producer of SIM cards worldwide (Source: ''World Smart Card Markets'', Frost & Sullivan, 2005) following the announced merger of the top two global players, sought to achieve four key objectives:

— improve competitiveness through the additional volume contributed by the SIM cards,

— increase research and development capacity founded on a larger base,

— benefit from a major additional commercial network, in particular for bank and identity cards,

— increase support for the systems offer by mastering the entire system chain, in particular for identity cards (creation, verification, database management, production, distribution, management of cards, related services, maintenance).

The division is currently enjoying growth in all its activities, founded on solid proprietary strategic technologies (cryptography, biometrics and on-board security software). Thanks to this mastering of technology, this ability to develop secure terminals and this expertise in the management of major systems, consolidated by the acquisition of Orga Kartensysteme, Sagem Défense Sécurité can offer customers the comprehensive solutions they seek.

Key subsidiaries and investments in the Security division

***SAGEM Morpho Inc.:*** This subsidiary markets AFIS products and systems in North America. It contributed €34 million (up 26% on 2004) to adjusted pro forma consolidated revenue of the Group and accounted for 3% of Defense Security Division adjusted pro forma consolidated revenue.

***SAGEM Monétel:*** The success of the new range of payment terminals continued and export policy began to bear fruit in 2005. Growth in terms of number of terminals was over 50%, while revenue rose 33%. The company contributed €59 million to adjusted pro forma consolidated revenue of the Group and accounted for 5% of Defense Security branch adjusted pro forma consolidated revenue.

***SAGEM Denmark:*** Revenue increased 5% in 2005 to €26 million.

The partnership with ***Wuhan Tianyu Information Industry Co., Ltd*** continued in the chip card sector.

Positioning and competition

Together with its subsidiaries, Sagem Défense Sécurité is a leader in biometric systems (N°1 worldwide in AFIS — Automatic Fingerprint Identification System — with 48% of the market, according to ''Security Industry Annual 2005'' published by Lehman Brothers), in electronic payment systems (N°3 worldwide in wireless payment terminals according to ''The Nilson Report'' of November 2005), in gaming terminals (N°2 worldwide), in chip cards (N°5 worldwide, with a market share of 6.3% in microcontroller cards according to the ''World Smart Card Markets'' published by Frost & Sullivan in 2005 — and 6.9% of the global card market according to ''The Nilson Report'' of November 2005).

The Group's main competitors are Thales, EADS, EDS, Siemens, Unisys, IBM, HP and NEC for major national identity card and border control programs, NEC, Motorola and Cogent for biometric systems based on fingerprint recognition, Identix, Viisage and Cognitec for biometric systems based on face recognition, Ingenico, Hypercom, and Verifone for payment terminals and Oberthur, Axalto, Gemplus and Giesecke & Devrient for chip cards.

## 6.4. Communications

Adjusted pro forma revenue of the branch was €2,342 million in 2005, compared to €2,405 million in 2004, representing an increase of 2.6%. The branch accounts for 22% of adjusted pro forma consolidated revenue of the Group.

### 6.4.1. Mobile phones

Mobile phone activities generated adjusted pro forma revenue of €1,090 million in 2005, representing a decrease of 14.6% on 2004, due to a fall in the average price of terminals sold and despite an increase in volumes.

Sagem Communication commenced 2005 with a range of products focused on the bottom-end of the market. Intense competition led to a brutal drop in prices from February. Sagem Communication reacted by refocusing its product range on the mid to top-end of the market and set out to conquer new operators.

Around twenty new products were introduced in 2005.

At the top-end of the market, the development of a UMTS terminal on an EMP platform resulted in three major operators with products in the final validation stage at the end of the year. These 3G terminals arrived on the market at the beginning of 2006.

In 2005, Sagem Communication continued to win new market share in the main geographical areas.

- **In Europe,** relations with the main operators were strengthened. In 2005, Sagem Communication's market share in Western Europe stabilized at 5.4%, compared to 5.3% in 2004 (Sources Gartner and Sagem).
- **In Latin America,** the opening of a production site in Manaus (Brazil) during the first six months of the year enabled sales growth; products are distributed under our partner's brandname (Gradiente) and marketed by the company Brightstar, under the Sagem brandname, in Latin and Central America. In 2005, Sagem Communication's market share in this area was 2.4%, compared to 2% in 2004 (Sources Gartner and Sagem).
- **In Asia,** in order to better capitalize on the strategic partnership in place for the last five years, Sagem Communication and Bird decided to take things to the next stage:
  - Creation of a joint research and development facility, in the form of a 50/50 joint venture located in Ningbo (China), where the two partners already own, under the same conditions, a manufacturing plant with close to 3,000 employees. In the long-term, this R&D facility will employ one thousand engineers and technicians and will complement the Sagem Communication R&D center located in France which will continue to focus on cutting edge technologies (EDGE, UMTS, television on mobile phones),
  - Coordination of component purchases in order to obtain better purchasing terms and conditions by consolidating the needs of the two companies,
  - Coordination of marketing efforts. Sagem Communication will sell terminals under the Sagem brand and under the Bird brand outside China and Bird will sell the terminals in China.

The Group's main competitors in the mobile phone market are Nokia, Motorola, Samsung, BenQ-Siemens, Sony Ericsson and LG.

### 6.4.2. Broadband

Adjusted pro forma revenue was €1,252 million in 2005, compared to €1,128 million in 2004, representing an increase of 11%.

*6.4.2.1. Printer terminals*

Some 996,000 terminals were delivered in 2005, representing an increase of nearly 20,000 units on 2004. Deliveries of thermal transfer fax machines rose steadily, with Sagem the European leader in this sector with 50% of the market (Source: Infosource — February 2006), as did deliveries of laser technology fax machines, aimed primarily at the corporate market.

In the laser fax machine sector, Sagem Communication signed contracts with the leading distributors such as Xerox and OKI.

Sagem Communication formed an alliance with the Chinese company PHOTAR, in a bid to introduce its range of thermal transfer fax machines into China. The resulting joint-venture (70% Sagem Communication, 30% PHOTAR) integrated the PHOTAR manufacturing teams (manufacturing thermo-sensitive fax machines) and its sales teams. It became operational on January 1, 2006.

In the digital photography sector, the number of printers delivered doubled, increasing from 21,000 in 2004 to 42,000 in 2005. Sagem Communication launched the manufacture of digital photo printer consumables within the company CDO, jointly owned with the Japanese company Dai Nippon Printing, the world leader in printer consumables.

The introduction of new thermal dye sublimation digital photo printer models during the first six months of the year, equipped with the most advanced functionalities (image correction software, color screen, multiple connectivity) should help increase sales in this sector in 2006.

*6.4.2.2. Residential terminals*

The volume of terminals delivered increased significantly in 2005 to four million, half of which were ''tripleplay'' residential access units (France Télécom's Livebox, Free Telecom's Freebox, Neuf Telecom's Neuf box, Telecom Italia's Alicebox, etc.) and the other half broadband modems.

The extremely active development and marketing of new broadband internet services by the major European players should enable deliveries to remain at a high level in 2006.

Sales of digital TV set top boxes doubled in volume terms to nearly 1.5 million units, and notably concerned digital terrestrial receivers for which Sagem Communication is a European leader with 13% of the market (Source: GFK — February 2006). The continued roll-out of television over the internet, pioneered by Sagem Communication with the delivery of the first IP decoders at the end of 2003, the launch of high definition television scheduled for 2006 by several operators and recent advances in the application of the Mpeg4 standard with commercial products delivered at the end of 2004, should ensure continued growth in 2006.

*6.4.2.3. Networks*

Sales volume for telecommunication network access equipment increased significantly, accompanied by a fall in prices. New export markets were won in India, Africa and Eastern Europe. In addition, the Research and Development partnership with the Chinese telecommunications manufacturer, Harbour Networks, has provided access to highly competitive equipment (SDH multiplexers, routers, etc.) sold by Sagem Communication in Europe, the Middle East and Africa.

At the end of 2005, Sagem Communication sold its energy and telecommunication wiring manufacturing and sales activity to the Spanish subsidiary of General Cable.

A small activity dedicated to the construction and maintenance of local telecommunication networks was also sold to ETDE (Bouygues Group), in the third quarter.

# 7. ORGANIZATIONAL CHART

SAFRAN is the holding company of the Group which is structured as follows:

The SAFRAN Group comprises:

— a head company, responsible for the strategic management, organization and development of the Group;

— four branches grouping together companies and entities dedicated to Aerospace Propulsion, Aircraft Equipment, Defense Security and Communications (for a presentation of the Group branches, please refer to Sections 6 and 9);

— subsidiaries created by business line (for more information on the number of Group subsidiaries and their geographical location, please refer to Sections 8 and 14 below).

Other than the merger of the Sagem and Snecma groups, the main acquisition in 2005 was that of Orga Kartensysteme (please refer to Section 6.3.2.3).

In accordance with the strategic guidelines defined by the SAFRAN Executive Board and under its control, each subsidiary assumes all corporate duties and responsibilities with regard to legal, commercial, technical, industrial, economic, financial and social matters.

Under the authority of the Executive Board, the head company has the following fundamental missions:

— define and lead the Group strategy;

— ensure the governance and control of Group companies. A certain number of rules laid down in internal procedures were adopted by the Executive Board, concerning in particular:

- corporate governance in Group companies;
- relations between subsidiaries and the Group head company;

— perform certain services on behalf of all Group companies;

— carry out or coordinate actions to develop the reputation of the Group and increase its efficiency.

The main financial flows between SAFRAN and its subsidiaries concern the following:

— cash pooling is performed at SAFRAN Group level; as such cash pooling agreements exist between SAFRAN and each of the Group companies governing the terms and conditions of advances and investments.

— a foreign exchange risk management policy is also implemented centrally by the head company for the entire SAFRAN Group which seeks to protect the economic performance of operating subsidiaries from random foreign currency fluctuations (mainly in the U.S. dollar) and optimize the quality of hedges implemented via a portfolio of hedging instruments.

— pursuant to the provisions of Article 223 A of the French General Tax Code, SAFRAN is liable for the entire income tax charge and the minimum tax charge due by the tax group comprising itself and its tax consolidated subsidiaries.

In accordance with the tax group agreement, tax group subsidiaries bear their own tax charge as if they were not members of the tax group and pay the corresponding amounts to SAFRAN, as their contribution to the Group tax payment.

— services rendered by the holding company to its subsidiaries are generally billed to beneficiaries based on assistance agreements.

Section 6 presents an overview of the main subsidiaries with minority interests. Where necessary, additional information may be found in the Sagem and Snecma 2004 Reference Documents (available on the SAFRAN website).


SAFRAN
AEROSPACE PROPULSION
AIRCRAFT EQUIPMENT
DEFENSE SECURITY
COMMUNICATIONS
OTHER
SNECMA
SNECMA SERVICES
SNECMA SERVICES BRUSSELS
FCA INC.
CFAN
FAMAT
CFM INT. SA
CFM INT. INC.
SNECMA PROPULSION SOLIDE
GIE G2P
TECHSPACE AERO
EUROPROPULSION
MESSIER-DOWTY
MESSIER SERVICES INT.
LABINAL
HISPANO-SUIZA
FADEC INTERNATIONAL
AIRCELLE
TELEDYNE
SOFRANCE
TECHNOFAN
SAFRAN USA, INC.
CINCH CONNECTORS, INC.
SNECMA LTD
CINCH CONNECTORS LTD
SAGEM DEFENSE SECURITE
SAGEM MONETEL
SAGEM DENMARK A/S
VECTRONIX AS
VECTRONIX INC.
SOFRADIR
ULIS
SAGEM AVIONICS INC.
SAGEM COMMUNICATION
SAGEM TUNISIE SARL
SAGEM AUSTRALASIA PTY LTD
SAGEM COMMUNICATION TIANJIN
EMBRAER
GIAN
SAFRAN INFORMATIQUE
SAFRAN Group simplified organizational chart as of December 31, 2005

*NSO sub-group (European distribution network)

*DETAILLED FINANCIAL INFORMATION ON SUBSIDIARIES AND AFFILIATES AS OF DECEMBER 31, 2005*

*Décret 83.1020 du 29 Novembre 1983 - Article 24-11°*

(In € millions)

| Company | Share Capital | Shareholders' equity other than share capital and net income | % of share capital held | Book value of investments | | Outstanding loans and advances granted by the parent company | Guarantees and endorsements accorded by SAFRAN | 2005 Sales | 2005 Net income / (loss) | Dividends received by SAFRAN in 2005 |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Gross | Net | | | | | |
| A. DETAILED INFORMATION ON SUBSIDIARIES AND AFFILIATES WHOSE GROSS CARRYING VALUE EXCEEDS 1% OF SAFRAN SHARE CAPITAL | | | | | | | | | | |
| 1. Subsidiaries (more than 50% of share capital) | | | | | | | | | | |
| a) French companies | | | | | | | | | | |
| . Connecteurs Cinch | 13.5 | 4.5 | 100.0 | 11.3 | 11.3 | | | 0.0 | 0.8 | |
| . Etablissements Vallaroche | 15.6 | 1.6 | 100.0 | 62.8 | 17.6 | | | | 0.2 | 0.4 |
| . Aircelle | 41.2 | 172.7 | 52.7 | 224.2 | 224.2 | 120.0 | 288.2 | 530.1 | (7.3) | |
| . Hispano-Suiza | 36.8 | 51.6 | 100.0 | 163.8 | 163.8 | 50.0 | 0.3 | 373.2 | (2.2) | 2.1 |
| . Labinal | 19.3 | 17.6 | 100.0 | 190.2 | 190.2 | | | 277.9 | 10.1 | 12.0 |
| . Messier Bugatti | 33.6 | 138.1 | 100.0 | 180.3 | 180.3 | 10.0 | 0.4 | 424.2 | 18.5 | 19.4 |
| . Safran Informatique | 7.2 | 0.0 | 100.0 | 8.7 | 8.7 | | | 43.0 | 1.3 | |
| . Sagem communication | 300.3 | 0.0 | 100.0 | 301.0 | 301.0 | | | 2,403.0 | (41.5) | |
| . Sagem défense sécurité | 593.3 | 2.4 | 100.0 | 595.0 | 595.0 | | | 1,171.5 | 49.8 | |
| . Snecma sa | 150.0 | 144.4 | 100.0 | 199.4 | 199.4 | | 2.5 | 2,953.8 | 125.4 | 170.0 |
| . Snecma Propulsion Solide | 20.0 | 6.9 | 100.0 | 23.9 | 23.9 | | | 236.0 | 15.0 | 17.3 |
| . SnecmaSat | NC | NC | 100.0 | 9.3 | 0.0 | | | NC | 0.0 | |
| . Sofrance | 1.5 | 5.5 | 100.0 | 21.2 | 21.2 | | | 17.2 | 1.3 | 1.7 |
| . Teuchos | 2.5 | 0.7 | 100.0 | 9.8 | 9.8 | | | 7.0 | (1.5) | |
| . Turbomeca | 38.8 | 123.5 | 100.0 | 539.0 | 539.0 | | 0.2 | 727.1 | 46.7 | 43.7 |
| . Valin Participations | 5.3 | 48.3 | 100.0 | 5.3 | 0.0 | | | 0.0 | 14.3 | |
| . Technofan | 1.5 | 31.5 | 60.7 | 17.4 | 17.4 | | | 46.7 | 3.4 | 0.8 |
| b) Foreign companies | | | | | | | | | | |
| . Messier Dowty Inc Ltd | 83.4 | 291.2 | 100.0 | 380.2 | 380.2 | | | 13.9 | (3.3) | 16.5 |
| . Snecma Ltd ( ex Labinal Ltd ) (1) | 23.6 | 1.0 | 100.0 | 40.0 | 40.0 | | | 0.0 | 0.6 | |
| . Safran USA Inc | 124.8 | 4.7 | 100.0 | 127.6 | 127.6 | 2.6 | | | 8.6 | 15.2 |
| . Techspace Aéro (Belgique) | 62.4 | 101.9 | 51.0 | 63.8 | 63.8 | | | 309.9 | 20.1 | 5.1 |
| 2. Affiliates (10 to 50% of share capital) | | | | | | | | | | |
| a) French companies | | | | | | | | | | |
| . ArianeEspace Participations (1) | 21.9 | 2.6 | 10.4 | 31.7 | 0.0 | | | N C | 10.5 | |
| B. SUMMARY INFORMATION CONCERNING OTHER SUBSIDIARIES AND AFFILIATES | | | | | | | | | | |
| 1. Subsidiaries (more than 50% of share capital) | | | | | | | | | | |
| a) French companies | | | | 2.1 | 1.2 | | | | | 1.3 |
| b) Foreign companies | | | | 1.8 | 1.8 | | | | | 0.0 |
| 2. Affiliates (10 to 50% of share capital) | | | | | | | | | | |
| a) French companies | | | | 6.2 | 3.5 | | 2.9 | | | 0.2 |
| b) Foreign companies | | | | 39.8 | 38.8 | | | | | 1.5 |

Foreign company share capital, shareholders' equity, sales and net income balances are translated into euro at the official exchange rate as of December 31, 2005.

( 1 ) - Position as of December 31, 2004

# 8. REAL ESTATE, PRODUCTION PLANTS AND EQUIPMENT

As of December 31, 2005, SAFRAN Group companies had over one hundred and twenty administrative and industrial sites, including sixty in France. The main industrial sites of the Group in France are located in the Greater Paris Region, Aquitaine and Brittany. SAFRAN also has industrial sites abroad, in Belgium, the United Kingdom, Poland, Portugal, Germany, Spain, Russia, the United States, Canada, Mexico, Brazil, Morocco, South Africa, China, India, Singapore and Australia.

SAFRAN also has a service presence and network in over twenty countries.

The following table presents the principal sites of the former Sagem and Snecma groups with over forty employees or which have major environmental issues. Those sites no longer included in the new group structure as of December 31, 2005 are indicated by the number (1). Those introduced before this date are indicated by the number (2).

The form of site occupation is presented as follows:

O Owner
T Tenant
FL Finance lease

| Company | Site | Activity | 2005 employee numbers | Occupation |
|---|---|---|---|---|
| SAFRAN | PARIS-Martial VALIN (France) | Headquarters | 334 | O |
| SAFRAN INFORMATIQUE | MALAKOFF (France) | Computing | 148 | O |
| AIRCELLE | BURNLEY (United Kingdom) | Production of nacelles and thrust reversers | 503 | O |
| AIRCELLE | LE HAVRE (France) | Design and production of nacelles and thrust reversers | 1,288 | O |
| AIRCELLE | MEUDON (France) | Headquarters — Design and production of nacelles and thrust reversers | 545 | O |
| AIRCELLE | TOULOUSE (France) | Customer service, industrial integration | 167 | O — FL |
| AIRCELLE EUROPE SERVICE | PONT AUDEMER (France) | Nacelle MRO | 40 | FL |
| SLCA | FLORANGE (France) | Production of aerostructure parts | 121 | O |
| CINCH Connectors Inc | LOMBARD (United States) | Connectors for vehicles | 91 | T |
| CINCH Connectors Inc | REYNOSA (Mexico) | Connectors for vehicles | 532 | T |
| CINCH Connectors Inc | VINITA (United States) | Connectors for vehicles | 248 | O |
| CINCH Connectors Ltd | WORKSOP (United Kingdom) | Connectors for vehicles | 99 | T |
| GLOBE MOTORS | DAYTON (United States) | Electric engines | 155 | O — T |
| GLOBE MOTORS | DOTHAN (United States) | Electric engines | 197 | O |
| GLOBE MOTORS | REYNOSA (Mexico) | Electric engines | 286 | T |
| GLOBE MOTORS | VILA do CONDE (Portugal) | Electric engines | 168 | FL 2008 |
| HISPANO-SUIZA | BEZONS (France)(1) | Hydro-mechanical components | 73 | T |
| HISPANO-SUIZA | COLOMBES (France) | Headquarters — Power transmission | 767 | O |
| HISPANO-SUIZA | REAU (France) | Electronic control and regulation systems | 994 | O |
| HISPANO-SUIZA Polska | SEDZISZOW MALOPOLSKI (Poland) | Power transmission parts | 115 | O |
| MESSIER-DOWTY Inc Can pour H.S. | PETERBOROUGH (Canada) | Electronic control systems | 147 | T |
| LABINAL | MONTIGNY LE BRETONNEUX (France) | Headquarters | 90 | O |
| LABINAL | VICHY-CHARMEIL (France) | Wiring production | 207 | O |
| LABINAL | VILLEMUR SUR TARN (France) | Production of aviation cables | 543 | O — T |
| LABINAL de Mexico | CHIHUAHUA (Mexico) | Wiring production | 1,693 | T |
| LABINAL GmbH | HAMBOURG (Germany) | Wiring production | 334 | T |
| LABINAL Inc | CORINTH (United States) | Wiring production | 455 | T |
| LABINAL Inc | EVERETT (United States) | Wiring production | 104 | T |
| LABINAL Inc | PRYOR (United States) | Wiring production | 357 | O |
| LABINAL Maroc | TEMARA (Morocco) | Wiring production | 268 | T |
| MESSIER SERVICES | MOLSHEIM (France) | Landing gear MRO | 431 | O |

| Company | Site | Activity | 2005 employee numbers | Occupation |
|---|---|---|---|---|
| MESSIER SERVICES | VELIZY (France) | Headquarters | 62 | T |
| MESSIER SERVICES Asia Pte Ltd | SINGAPORE (Singapore) | Landing gear MRO | 230 | O — T |
| MESSIER SERVICES Inc. | STERLING (United States) | Landing gear MRO | 154 | O |
| MESSIER SERVICES Ltd | GLOUCESTER (United Kingdom) | Landing gear MRO | 168 | O |
| MESSIER-BUGATTI (Sold January 1, 2006) | AUBERVILLIERS (France)[1] | Electric systems | 115 | T |
| MESSIER-BUGATTI | MOLSHEIM (France) | Production of wheels and brakes and hydraulic systems | 431 | O |
| MESSIER-BUGATTI | VELIZY (France) | Headquarters — Brake and equipment design | 594 | O + FL 2010 |
| MESSIER-BUGATTI | VILLEURBANNE (France) | Production of carbon brakes — R&D | 222 | O + FL 2008 |
| MESSIER-BUGATTI A-CARB | WALTON (United States) | Production of carbon brakes | 105 | O |
| MESSIER-DOWTY | BIDOS (France) | Production of landing gear | 907 | O |
| MESSIER-DOWTY Ltd | GLOUCESTER (United Kingdom) | Production of landing gear and test systems and equipment | 953 | O |
| MESSIER-DOWTY | VELIZY (France) | Headquarters — design and testing of landing gear and aircraft equipment | 388 | O |
| MESSIER-DOWTY Inc | MONTREAL — MIRABEL (Canada) | Production of landing gear | 215 | O |
| MESSIER-DOWTY Inc | TORONTO (Canada) | Design and production of landing gear | 496 | O |
| MESSIER-DOWTY SUZHOU | SUZHOU (China) | Production of landing gear | 156 | O |
| SOFRANCE | NEXON (France) | Aircraft filtering systems | 162 | O |
| TECHNOFAN | BLAGNAC (France) | Manufacture of ventilation and pressurization systems | 188 | O |
| TEUCHOS | BANGALORE (India) | Design services | 264 | T |
| TEUCHOS | ELANCOURT (France) | Headquarters and design office | 899 | T |
| TEUCHOS Maroc | CASABLANCA (Morocco) | Design services | 54 | T |
| FAMAT | SAINT-NAZAIRE (France) | Manufacture of housings | 472 | O |
| MICROTURBO | TOULOUSE (France) | Design and manufacture of turbines, starters and APUs | 457 | O |
| MICROTURBO Ltd | FAREHAM (United Kingdom) | Manufacture of gas turbines and MRO | 134 | O |
| SNECMA | COURCOURONNES (France) | Headquarters | 131 | T |
| SNECMA | EVRY-CORBEIL (France) | Aircraft parts machining and assembly, military engine sales and marketing | 3,467 | O |
| SNECMA | GENNEVILLIERS (France) | Aircraft parts forging, casting and machining | 1,943 | O |
| SNECMA | ISTRES (France) | Flight testing of prototype engines and rocket engine tests | 77 | T |
| SNECMA | LE CREUSOT (France) | Turbine disk machining | 193 | O |
| SNECMA | VERNON (France) | Design and production of rocket engines | 1,237 | O |
| SNECMA | VILLAROCHE (France) | Jet engine design, assembly and testing and civil engines sales and marketing | 3,067 | O |
| SNECMA | VILLAROCHE NORD (France) | Design and production of satellite engines and equipment | 105 | T |
| SNECMA PROPULSION SOLIDE | LE HAILLAN (France) | Headquarters — Solid propulsion for Ariane and missiles, thermo-structural composites | 1,298 | O |
| PROPULSION TECHNOLOGIE C. | MIAMI (United States) | Repair of engine parts | 103 | T |
| SISHUAN SNECMA, Aero. Eng. Maint | CHENGDU — SISHUAN (China) | Engine testing — engine repair (assembly — disassembly) | 130 | O |
| SNECMA SERVICES | CHATELLERAULT (France) | Military engines, parts and modules and civil engines | 706 | O |
| SNECMA SERVICES | MONTEREAU SUR LE JARD (France) | Headquarters — Customer service | 734 | T |
| SNECMA SERVICES | SAINT-QUENTIN (France) | Civil engines MRO | 816 | O |
| SNECMA SERVICES Brussels | ZAVENTEM (Belgium) | Civil engines MRO | 208 | T |

| Company | Site | Activity | 2005 employee numbers | Occupation |
|---|---|---|---|---|
| TECHSPACE AERO | MILMORT + LIERS (Belgium) | Headquarters — Aerospace production, test bench design and jet engine testing | 1,325 | O |
| CGTM | PAU-UZEIN-SAUVAGNON (France) | Helicopter flight test center, maintenance | 73 | O |
| TURBOMECA | BEZONS (France)[1] | Turbo compressors | | T |
| TURBOMECA | BORDES (France) | Headquarters — gas turbine design, manufacture and testing | 2,358 | O |
| TURBOMECA | MEZIERES SUR SEINE (France) | Equipment and test benches | 212 | O |
| TURBOMECA | TARNOS (France) | Production of mechanical components for and maintenance of helicopter engines | 1,280 | O |
| TURBOMECA Africa | SANDTON — JOHANNESBOURG (South Africa) | Production and repair of helicopter engines | 283 | T |
| TURBOMECA Australasia | SYDNEY (Australia) | Helicopter engine MRO | 64 | T |
| TURBOMECA Canada | MONTREAL (Canada) | Mechanical components for helicopter engines | 80 | T |
| DR. NEUHAUS | HAMBURG (Germany) | R&D and electronics manufacture | 90 | T |
| SAGEM BIRD Electronics Co, ltd | NINGBO (China) | Electronics manufacture | 1,497 | T |
| SAGEM Communicacoes LTDA | MANAUS (Brazil) | Electronics manufacture | 83 | T |
| SAGEM COMMUNICATION | BAYONNE (France) | Electronics manufacture | 300 | O — T |
| SAGEM COMMUNICATION | DINAN (France) | Electronics manufacture | 294 | T |
| SAGEM COMMUNICATION | FOUGERES (France) | Electronics manufacture | 937 | O |
| SAGEM COMMUNICATION | LANNION (France) | Manufacture of printed circuits | 190 | O — T FL |
| SAGEM COMMUNICATION | MONTAUBAN (France) | Customer support center | 218 | O |
| SAGEM COMMUNICATION Sold December 22, 2005 | MONTEREAU (France)[1] | R&D and manufacture of wiring | 865 | O |
| SAGEM COMMUNICATION | ST CHRISTOPHE (France) | Research and development | 774 | O |
| SAGEM COMMUNICATION | ST CHRISTOPHE (France) | Headquarters | 1,156 | FL 2008 |
| SAGEM COMMUNICATION | TOURCOING (France) | Electronics manufacture | 144 | T |
| SAGEM COMMUNICATION | VELIZY (France) | Research and development | 399 | O — T |
| SAGEM Communication (Tianjin) | TIANJIN (China) | Electronics manufacture | 58 | T |
| SAGEM Communication Austria Gmbh | VIENNA (Austria) | Research and development | 302 | T |
| SAGEM Magyarorsag | BUDAPEST (Hungry) | Electronics manufacture | 66 | O — T |
| SAGEM TUNISIE | BEN AROUS (Tunisia) | Electronics manufacture | 1,481 | T |
| SAGEM DEFENSE SECURITE | AJACCIO (France) | Electronics manufacture | 44 | O |
| SAGEM DEFENSE SECURITE | ARGENTEUIL (France) | Research and development | 744 | O |
| SAGEM DEFENSE SECURITE | BAYEUX (France) | Electronics manufacture, electromechanics | 41 | T |
| SAGEM DEFENSE SECURITE | DIJON (France) | Manufacture of optics, optoelectronics | 244 | O |
| SAGEM DEFENSE SECURITE | ERAGNY (France) | Research and development | 1,248 | O |
| SAGEM DEFENSE SECURITE | MANTES (France) | Manufacture of aircraft equipment | 274 | O |
| SAGEM DEFENSE SECURITE | MASSY (France) | R&D and optoelectronics and aircraft manufacture | 951 | O |
| SAGEM DEFENSE SECURITE | MONTLUÇON (France) | Mechanical, optics and electronics manufacture and systems integration | 1,334 | O |
| SAGEM DEFENSE SECURITE | MONTPELLIER (France) | Manufacture of chip cards | 44 | T |
| SAGEM DEFENSE SECURITE | PARIS-LE PONANT (France) | Headquarters | 598 | O |
| SAGEM DEFENSE SECURITE | POITIERS (France) | Manufacture of optoelectronic equipment | 510 | O |
| SAGEM DEFENSE SECURITE | ST ETIENNE DU ROUVRAY (France) | Electronics manufacture | 334 | O |
| SAGEM DEFENSE SECURITE | St PIERRE DU PERRAY (France) | Optics manufacture | 147 | O |
| SAGEM Electronique | VALENCE[2] | Space manufacture | 151 | T |
| SAGEM MONETEL | VALENCE | Research and development payment terminals | 121 | T |

## 9.1. Introduction

The Snecma/Sagem merger was performed on May 11, 2005, after successful completion of the share exchange/purchase bids launched on March 17, 2005. The Snecma accounts are consolidated in the Sagem Group structure with effect from April 1, 2005. As such, the 2005 ''statutory'' consolidated financial statements include 12 months activity for the former Sagem Group and 9 months activity for the former Snecma Group. Snecma assets and liabilities were restated to fair value in accordance with IFRS3. This restatement primarily concerned the valuation of aviation programs and inventory.

In addition, the 2005 consolidated financial statements are prepared for the first time in accordance with IFRS adopted by the European Union. They therefore contain 2004 comparative figures adjusted in accordance with the same standards, with the exception of IAS 32 and IAS 39 which, in accordance with the option offered by IFRS1, are applied with effect from January 1, 2005. The principles adopted for the preparation of this comparative financial information are presented in Section 20.1.6.4. and result from the application of:

— all standards and interpretations adopted by the European Union, subject to mandatory application as of December 31, 2005,

— options applied and exemptions used pursuant to IFRS1.

This change in standards base had a material impact on the recognition of foreign currency revenue, foreign exchange hedges and development costs.

SAFRAN Group is currently analyzing the practical consequences and impact on the financial statements of IFRS standards and interpretations adopted by the European Union and subject to mandatory application post 2005 for which early application was not decided.

In the absence of standards or interpretations applicable to specific transactions, SAFRAN Group management calls on its judgment when defining and applying accounting methods to produce relevant and reliable information, such that the financial statements:

— present a true and fair view of the financial position, financial performance and cash flows of the Group,

— reflect the economic substance of transactions,

— are neutral,

— are prudent,

— are comprehensive in all material aspects.

Finally, the SAFRAN Group decided as of July 1, 2005, to apply speculative accounting for its derivative instruments.

All of the above factors make the comparison of the 2004 and 2005 consolidated financial statements as presented in Section 20.1 below, impossible.

As such, pro forma consolidated financial statements were prepared for both fiscal years (see Section 20.2), adjusted as if the merger were performed with effect from January 1, 2004 and integrating the impact of foreign exchange hedges on revenue, profit from operations and net finance costs. The auditors issued an audit report with an observation on these financial statements, which is presented in Section 20.4.2.

Income statement information presented below and the related comments are based on the adjusted pro forma income statements (see Section 20.3), which do not take into account the impact of application of IFRS3 (amortization of programs and inventory restatements). The auditors did not issue a specific report on this information.

Balance sheet information presented below is based on the consolidated financial statements presented in Section 20.1.

## 9.2. Accounting considerations

The preparation of SAFRAN Group consolidated financial statements requires management to make assumptions and estimates which impact the amounts presented in the financial statements for existing assets and liabilities, income and expense items, contingent assets and liabilities and disclosures in the notes to the consolidated financial statements. The Group regularly prepares estimates, and notably those concerning performance warranties, doubtful receivables, inventory and work-in-progress provisions, investments, the book value of intangible assets and property, plant and equipment, deferred tax, restructuring operations, pension obligations, contingent liabilities and litigation and disputes. Group estimates are based on past experience and various other assumptions it considers reasonable in the circumstances and which represent the basis of asset and liability valuations whose accounting value cannot immediately be determined from other sources. Actual results may differ from these estimates and impact the financial statements of future periods.

In the Group's opinion, the most material judgments and estimates used in the preparation of the consolidated financial statements concern the following items:

— capitalized developments costs (see Section 20.1.6.4 — 2.c.);

— impairment of non-current assets (see Section 20.1.6.4 — 4.);

— repayable advances (see Section 20.1.6.4 — 7.c.);

— inventories and work-in-progress (see Section 20.1.6.4 — 9.);

— provisions for losses at completion (see Section 20.1.6.4 — 13.a.);

— provisions for financial guarantees on sales (see Section 20.1.6.4 — 13.b.);

— provisions for performance warranties (see Section 20.1.6.4 — 13.c.);

— provisions for retirement commitments and related benefits (see Section 20.1.6.4 — 14.);

— deferred tax assets (see Section 20.1.6.4 — 16.).

## 9.3. General presentation

SAFRAN Group adjusted pro forma consolidated revenue for 2005 is €10,577 million and adjusted pro forma profit from operations is €762 million.

Activities are grouped into four branches which are presented in Section 6:

— the Aerospace Propulsion branch, which brings together all activities relating to propulsion systems for aircraft, helicopters, missiles and launchers in civil, military and space markets,

— the Aircraft Equipment branch, which encompasses all activities relating to systems and equipment for civil and military aircraft and helicopters,

— the Defense Security branch, which encompasses inertial navigation and guidance systems, optronic equipment and systems, avionics, UAV systems, air-ground equipment and systems, biometric identification systems, secure transaction terminals and chip cards,

— the Communications branch brings together mobile communication and broadband activities: mobile phones, printers, residential terminals, digital TV, broadband networks, electronic counters, etc.

## 9.4. Comparative income statements: adjusted pro forma[7]

### 9.4.1. Adjusted pro forma revenue

**Increase in adjusted pro forma revenue between 2004 and 2005:**

Adjusted pro forma revenue increased from €10,098 million in 2004 to €10,577 million in 2005, representing an increase of 4.7%. On a constant exchange rate basis, growth was 6.2%.

The increase in Aerospace Propulsion branch revenue reflects the growth in sales of engines and spare parts for both civil aircraft and helicopters. The military engine activity reported a decrease in deliveries of installed engines and spare parts, which was partly cyclical in nature.

[7] See definition in Section 9.1

All sectors of the Aircraft Equipment branch enjoyed growth and consolidated the strong positions established notably by the nacelle, wiring, landing gear and wheels and brakes business.

The increase in revenue reported by the Defense Security branch reflects good activity levels in the civil avionics and security sectors.

Communications branch revenue is down on 2004. Despite an increase in sales volumes in the mobile phone and broadband devices sectors, 2005 was marked by intense pressure on prices.

Comments on adjusted pro forma revenue by branch can be found in Section 6 ''Overview of activities''.

A significant percentage of SAFRAN revenue is denominated in U.S. dollars. The Group has a net dollar surplus and is exposed to EUR/USD foreign exchange risk. Reported revenue is valued, for that part not naturally hedged by purchases of the company, in both 2004 and 2005, at the rate guaranteed by the Group's foreign exchange hedging policy. Foreign currency-denominated sales hedged by purchases in the same currency are recognized at the annual monthly exchange rate.

In 2004 and 2005, the guaranteed exchange rate was EUR 1 = USD 1 and EUR 1 = USD 1.05 respectively. The hedge portfolio totaled €6.1 billion as of December 31, 2005 (detailed information on foreign exchange hedges can be found in Section 20.1.10.1.).

Adjusted pro forma revenue breaks down by branch as follows:

| | Year ended December 31, | | | | Change |
|---|---|---|---|---|---|
| | 2005 | | 2004 | | 2005/2004 |
| | Amount | % | Amount | % | % |
| | | | In € millions | | |
| Aerospace Propulsion | 4,493 | 42.5% | 4,315 | 42.7% | 4.1% |
| Aircraft Equipment | 2,510 | 23.7% | 2,219 | 22.0% | 13.1% |
| Defense Security | 1,232 | 11.7% | 1,159 | 11.5% | 6.3% |
| Communications | 2,342 | 22.1% | 2,405 | 23.8% | -2.6% |
| **TOTAL** | **10,577** | **100.0%** | **10,098** | **100.0%** | **4.7%** |

### 9.4.2. Adjusted pro forma profit from operations

2005 adjusted pro forma profit from operations is €762 million, up 9% on the 2004 figure of €699 million.

The adjusted pro forma operating margin of the Group is 7.2% of adjusted pro forma revenue, compared to 6.9% in 2004. Growth in profit from operations is due to an increase in sales volume (in particular for spare parts), as well as productivity gains; €638 million of the €700 million savings target for 2008 under the cost-cutting plan had been identified by the end of 2005 and savings of €73 million were effectively realized as of December 31, 2005.

The Communications branch broke even at profit from operations levels, while the other branches reported a marked increase.

Adjusted pro forma profit from operations breaks down by branch as follows:

| | Year ended December 31, | | | |
|---|---|---|---|---|
| | 2005 | | 2004 | |
| | Amount | % | Amount | % |
| | | In € millions | | |
| Aerospace Propulsion | 454 | 59.6% | 392 | 56.1% |
| Aircraft Equipment | 209 | 27.4% | 165 | 23.6% |
| Defense Security | 109 | 14.3% | 103 | 14.7% |
| Communications | — | 0.0% | 113 | 16.2% |
| Holding company | (10) | -1.3% | (74) | -10.6 |
| **TOTAL** | **762** | **100.0%** | **699** | **100.0%** |

### 9.4.3. Adjusted pro forma net profit for the period

2005 Group adjusted pro forma net profit for the period is €501 million, up to 23.1% on the 2004 figure of €407 million.

The significant increase in net profit compared to that of profit from operations is due to a relative fall in finance costs and a positive tax effect attributable to the Research Tax Credit received by the Group due to its substantial research and development activities.

### 9.4.4. Simplified adjusted pro forma income statement

| | Year ended December 31 | | |
|---|---|---|---|
| | 2005 | 2004 | Change 2005/2004 |
| | Amount | Amount | % |
| | | In € millions | |
| **Revenue** | **10,577** | **10,098** | **4.7%** |
| Other income | 120 | 99 | NM |
| **Income from operations** | **10,697** | **10,197** | **4.9%** |
| Change in inventories and capitalized production | 740 | 399 | 85.5% |
| Raw materials and consumables used | (6,748) | (6,070) | 11.2% |
| Personnel costs | (2,930) | (2,936) | –0.2% |
| Taxes | (219) | (204) | 7.4% |
| Depreciation and amortization expense | (385) | (376) | 2.4% |
| Provisions for contingencies and losses | (70) | (43) | 62.8% |
| Asset impairment | (79) | 51 | NM |
| Other operating income/expenses | (244) | (319) | –23.5% |
| **Profit from operations** | **762** | **699** | **9.0%** |
| Borrowing costs | (41) | (57) | –28.1% |
| Other finance costs/income | (46) | (35) | 31.4% |
| **Net finance costs/Income** | **(87)** | **(92)** | **–5.4%** |
| Income from associates | 3 | 2 | 50.0% |
| **Profit before tax** | **678** | **609** | **11.3%** |
| Income tax expense | (170) | (188) | –9.6% |
| **Profit from continuing operations** | **508** | **421** | **20.7%** |
| Profit from discontinued operations | — | — | |
| **Profit after tax** | **508** | **421** | **20.7%** |
| Minority interests | (7) | (14) | –50.0% |
| **Net profit for the period (Group share)** | **501** | **407** | **23.1%** |
| **Earnings per share** | **€1.22** | **€0.99** | **23.1%** |

## 9.5. Consolidated Balance Sheet as of December 31, 2005

The simplified consolidated balance sheet as of December 31, 2005 presented below is issued directly from the consolidated financial statements presented in Section 20.1.

| | In € millions |
|---|---|
| **ASSETS** | |
| Goodwill | 1,452 |
| Intangible assets and Property, plant and equipment | 4,885 |
| Other non-current assets | 572 |
| Fair value of financial instruments | 452 |
| Inventories | 2,904 |
| Trade receivables and other | 4,342 |
| Cash and cash equivalents | 936 |
| **TOTAL ASSETS** | **15,543** |
| **EQUITY AND LIABILITIES** | |
| Total equity | 4,736 |
| Provisions | 1,735 |
| Borrowings subject to specific terms and conditions | 426 |
| Inter-bearing liabilities | 1,409 |
| Other liabilities | 1,339 |
| Trade payables and other | 5,898 |
| **TOTAL EQUITY AND LIABILITIES** | **15,543** |

## 9.6. Change in the net financial position

The net financial position is defined as cash and cash equivalents less interest-bearing current and non-current liabilities.

Based on adjusted pro forma data, the change in the net financial position in 2005 breaks down as follows:

| | In € millions |
|---|---|
| Net cash from operations before changes in working capital | +1,097 |
| Changes in working capital | +229 |
| Acquisitions of property, plant and equipment | –308 |
| Acquisitions of intangible assets | –391 |
| **Operating free cash flow** | **+627** |
| Financial investments and other | +9 |
| Dividends | –95 |
| Non-cash IFRS adjustments | –103 |
| Acquisition debt | –1,250 |
| **Change in the net financial position** | **–812** |
| **Net financial position as of 1/01/2005** | **+339*** |
| **Net financial position as of 12/31/2005** | **–473** |

* Financial position as of 01/01/2005:

| | In € millions |
|---|---|
| Sagem ex French GAAP | 407 |
| Snecma ex French GAAP | 54 |
| Treasury shares | (64) |
| Sagem repayable advances reclassified | 35 |
| Discounting and assignment of receivables | (93) |
| TOTAL | 339 |

At €473 million, the net financial debt represents 10% of total equity (€4,736 million).

## 9.7. Dividend

SAFRAN 2005 net profit for the period is €302.6 million.

At the recommendation of the Executive Board, the Supervisory Board will propose payment of a dividend of €0.36 per share to the Shareholders' Meeting of May 18, 2006, representing an increase of 63.6% on last year.

In addition, the amended Finance Act of December 31, 2004 offered the ability to transfer all or part of amounts recorded in the ''long-term capital gains special reserve'' to an ordinary reserve account prior to December 31, 2006, on payment of a tax of 2.5%. The Shareholders' Meeting of May 11, 2005 reserved the possibility to make such a decision concerning the appropriation of this reserve in 2006.

Given the ability to distribute dividends out of post-tax profits available to the company, it will be proposed not to use this possibility and to maintain the ''long-term capital gains special reserve'' at its current level of €408 million as of December 31, 2005.

# 10. CASH AND CASH EQUIVALENTS AND SHARE CAPITAL

## 10.1. Share capital of the Company

### 10.1.1. Equity

*See Section 20.1.8.2. § 11*

### 10.1.2. Borrowings

See Section 20.1.8.2. § 15

## 10.2. Cash flow

See Section 20.1.9.

## 10.3. Financing structure

See Section 20.1.10.2.

## 10.4. Covenants and credit lines

Financial covenants were provided for the long-term financing secured by Snecma in 2003 and SAFRAN in 2005, based on French GAAP.

The following two limit ratios are applied:

— Net borrowings and long-term debt/EBITDA $< 2.5$

— Net borrowings and long-term debt/total equity $<1$

The terms ''Net borrowings and long-term debt'', ''EBITDA'' and ''Shareholders' equity'' are English translations of the French terms, defined as follows:

— Net borrowings and long-term debt: net borrowings and long-term debt (excluding repayable advances) less marketable securities and cash and cash equivalents.

— EBITDA: the sum total of profit from operations and net charges to depreciation, amortization and provisions.

— Total equity: total equity is comprised of the Group's share of equity and minority interests.

Available confirmed credit lines totaled €1.3 billion as of December 31, 2005.

## 10.5. Financing sources to satisfy commitments

The different investment commitments will be financed either internally or by draw-downs on credit lines available to SAFRAN Group. The Group has access to all available finance resources in order to satisfy its commitments (see above).

# 11. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Research and Technology (R&T) comprises all studies, research and technology demonstrations needed to master technologies for the development of a given product at the lowest possible risk, time and cost. Further upstream, ''Development'' corresponds to product design, fabrication of prototypes, development tests and qualification tests showing that the product meets customer specifications. Together these phases are known as RTD (Research, Technology and Development).

RTD is therefore a grouping of fundamental activities that are key to the Group's strategy. The cost of these activities totaled approximately 15% of Group adjusted pro forma consolidated revenue in 2005 — a level that reflects the importance given to preparing the Group's future — and over half of these costs were internally-financed.

## 11.1. Merger of Sagem and Snecma: creation of a powerful technologies group

The creation of SAFRAN Group generated several advantages in the technology and innovation sector for the Group's future development.

- The human and economic dimensions of the Group place it among the world's leaders. The design offices and R&D centers of the Group employ close to 15,000 engineers and technicians, providing it with a wide range of expertise and enabling it to overcome threshold problems. A high level of turnover enables the Group to redirect expertise towards future high growth sectors. The optimal management of this potential represents an undeniable advantage of the new Group.
- The range of technological expertise enables the Group to respond to highly diverse market expectations, combining consumer electronic products and highly strategic, technology systems such as the MegaJoule laser or propulsion and guidance of the marine nuclear force. They represent a powerful instrument at the service of the Group's strategy, offering the ability to focus on new needs of core business markets or new target markets.
- The merger of the mechanics company Snecma and the electronics company Sagem generated cost savings: electronics and information technology touch all sectors of economic life, including in a Group with a diversified range of businesses like SAFRAN. Value creation flows are therefore strengthened:
  - by sharing radio transmission and broadband expertise, signal processing expertise and low cost manufacturing expertise at the heart of the Communications branch, with other Group branches,
  - by enriching this expertise for defense and security needs in terms of secure transmission and integration in complex systems calling on data merger techniques, database servers, the strengthening of electronics and onboard software,
  - by developing the intelligence of aircraft equipment and engines using all available expertise: in addition to the intrinsic performance of thermomechanical design, the potential for command and monitoring systems offers the possibility for the new group to set itself apart by contributing to performance, reliability, the operating cost of the equipment and the emergence of expert systems enabling new service and maintenance models.

The Group works constantly on the development of technology synergies. Centers of expertise, based on the expertise of several subsidiaries have been established in the most transverse disciplines, such as materials and procedures, acoustics, thrust electronics, monitoring and critical software and are fully operational within the new group.

## 11.2. Major technology areas

The R&T areas are selected in accordance with the Group strategy and market expectations. The areas selected are determined following an analysis of each market segment by the subsidiaries responsible for each area and consolidated at business level by the Group R&T Department. The key R&T areas include:

- **Low consumption aviation turbo engines, more respectful of the environment:** technological developments are directed by ACARE 2020 objectives which include a 20% reduction in engine consumption and a 50% reduction in noise. The Propulsion branch has been working constantly on achieving these objectives for a number of years, which it sees as a guarantee of its future success: of

note are the initiatives led or launched by SAFRAN within the French research networks — INCA for combustion chamber technology, IROQUA for noise pollution reduction, the VITAL program (6th Framework Program for Research & Development, FPRD) launched in 2005 under the coordination of Snecma — making this subsidiary one of the world leaders in R&T in this sector. The benefits of this R&T have so far enabled the Group to offer aircraft manufacturers new competitive products including the SaM146 for regional aircraft, the TP400 engine for the A400M military transport aircraft and the Ardiden for mid-range helicopters. In order to prepare a new generation CFM56 engine which will be proposed to power the successors of the Boeing B737 and Airbus A320, the LEAP56 program to validate and demonstrate new technologies was launched in conjunction with GE Aircraft Engines in 2005.

— **More electric aircraft technologies:** in this sector, the Group is preparing for a revolution in onboard energy systems which will see hydraulics and pneumatics being abandoned in favor of electricity alone, in order to benefit from lower overall possession costs. The Group is at the cutting edge of this revolution, thanks to its participation in European technology programs such as the POA (Power Optimized Aircraft) and MOET (More Opened Electrical Technologies) programs and the French program MODERNE (MODular ElectRical NEtwork), as well as its own initiatives such as the creation of a center of excellence for power electronics (SPEC, SAFRAN Power Electronics Center). Thanks to this expertise, the Group plans to become a major player in this new generation of equipment. Products produced by the major aircraft programs are currently undergoing certification such as the electric reversing control unit for the Airbus A380, or are in development such as the Boeing B787 electrical brake.

— **Integration of intelligence into aviation equipment and engines:** this new priority area will be founded on new communication and information processing expertise and the key positions of the Propulsion and Equipment branches. In order to develop new equipment functionalities, the Group is currently working on captors, algorithms, transmissions, systems architecture and their integration into the operating and maintenance chain. This primarily concerns engines due to the significant costs associated with their operation and maintenance, but also landing gear and brake systems. Achievements in this sector are already used by airlines such as Messier-Bugatti's TPMS (Tire Pressure Monitoring System), the ACMS (Aircraft Communication Monitoring System) and the NSS (Network Server System) for the A380 produced by the Defense Security branch.

— **Captors and image processors:** this technology is at the heart of Sagem Défense Sécurité's businesses. Developments are powered by the increasingly high demands of the defense and security market as well as civil aviation. This latter sector includes two target markets which generate substantial technology research: Hemispherical Resonator Gyro (HRG) navigation systems, as the cost potential of this technology makes it a competitive sector for the future at a global level and IR counter-measure systems to protect civil aircraft against terrorist missile attacks. In this sector, Sagem Défense Sécurité presented the CASAM (Civil Aircraft Security Against Manpads) program to the 6th FPRD as lead company.

— **Aviation materials:** this sector remains strategic for several aerospace businesses, and in particular propulsion where specific and volume-limited requirements do not enable the Group to continue with a mere buyer strategy. The primarily requirement is for lighter materials, associated with fuel savings and reductions in possession costs. This concerns the composite materials sector where major innovations have been achieved after constant research efforts: a woven carbon composite fan blade was successfully tested in a large engine for a long-haul aircraft, and a CMC mixer (Ceramic Matrix Composite) was tested on the CFM56.

— **Space propulsion:** the ECA version of the Ariane 5 rocket successfully completed a number of flights in 2005. Propulsion remains one of the keys to reducing the cost of entering space: with a view to future versions of the Ariane 5 rocket, technology test bench trials of the turbo pump for the new generation TPTech in 2005 enabled the validation of innovative solutions simplifying design concepts. This will be followed in the coming years by a Vulcain-sized demonstrator. In addition, the PPS1350 stationary plasma thruster intended to maintain telecommunication satellites in orbit, propelled the SMART-1 probe to the moon, demonstrating the robustness of this technology in space.

— **Modeling chains and digital simulation:** these are the subject of constant attention so as to better represent the behavior of equipment, encompass the entire life of the equipment from manufacture to wear through use, and enable a reduction in development cycles and costs. In this sector we can note the initial results, two years after launch, of the MAIA initiative, which brings together 150

researchers from the Group and academic laboratories, including 57 researchers preparing a PHD, to develop advanced mechanical technologies.

## 11.3. SAFRAN partnerships: a wealth of innovation

The Group calls on outside expertise as needed and especially to decrease the cost of planned studies, or to acquire or deploy new scientific or technological know-how not available internally. In addition, the development of external expertise networks adapted to the upstream requirements of the Group is an innovation factor, which the Group intends to capitalize on as much as possible: in this respect SAFRAN is involved in several technology parks (*pôles de compétitivité*) and as partner of the Aerospace Research Foundation which commenced activity in 2005.

R&T partnerships take a variety of forms, the main partnerships being:

— With the French laboratories of organizations such as CNRS (national scientific research agency), CEA (atomic energy commission) and ONERA (aerospace research agency). In particular, the Group has access to 17 external research hubs covering its most important R&T disciplines, aviation, defense and security

— With the LCTS Thermostructural Composites Laboratory, which has brought together for several years, some fifty researchers from CNRS, University of Bordeaux II, CEA and Snecma Propulsion Solide. For the last 15 years this laboratory has been the Group's research tool for carbon-carbon and ceramic matrix composites,

— Through initiatives such as the INCA advanced combustion research program in 2002, bringing together 22 laboratories, the MAIA advanced mechanical modeling initiative in 2003, bringing together 30 laboratories, and along the same model the IROQUA aviation noise reduction initiative launched in 2005, bringing together public sector researchers and major SAFRAN Group customers, Airbus, Dassault-Aviation and Eurocopter,

— Involvement at top levels of several subsidiaries in several programs in the 6th FPRD, and recently VITAL, MOET and CASAM, and in thematic networks responsible at European level for forward-looking technology.

— With industrial partners, whether customers or suppliers, to develop next-generation products, notably in the Communications branch, where anticipation, reactivity and innovation are key success factors.

## 11.4. Intellectual property and Innovation

An active patent filing policy has been implemented in all areas of Group activity. Over 350 patents were filed in 2005, continuing the constant growth recorded in recent years and placing SAFRAN Group among the leading filers of patents in France. This performance reflects the creativity and innovative capacity of R&D teams. Overall, the Group portfolio comprises some 11,000 patents around the world, making the Group an international leader in a large number of areas.

## 12.1. 2006 first quarter activities

Adjusted pro forma revenue* of the Group was €2,707 million, up 13.7% on the first quarter of 2005, which was nonetheless rather low. On a constant exchange rate and Group structure basis, growth was 13.8%.

| in € millions | March 31, 2005 | March 31, 2006 | % |
|---|---|---|---|
| Aerospace Propulsion | 1,011 | 1,185 | 17.2 % |
| Aircraft Equipment | 556 | 648 | 16.5 % |
| Defense Security | 263 | 345 | 31.2 % |
| Communications | 551 | 529 | -4.0 % |
| **Consolidated revenue** | **2,381** | **2,707** | **13.7** % |

### Aerospace Propulsion

Revenue growth is linked to both an increase in original equipment sales of engines for civil aircraft and helicopters and a high level of spare parts sales. Military and space activities are down on the first quarter of 2005.

### Aircraft Equipment

The growth in sales reflects an increase in production rates for the majority of programs.

### Defense Security

The increase in revenue includes the entry of ORGA into the branch on January 1, 2006. On a constant exchange rate and Group structure basis, growth was 18.6%.

### Communications

Branch revenue no longer includes the wiring business which was sold in December 2005. On a constant exchange rate and Group structure basis, growth was 4%, due to two offsetting factors: a marked increase in volumes in the majority of sectors and continued pressure on prices.

## 12.2. 2006 trends

With an upturn in air traffic, Group activities in the aviation sector should benefit from substantial volumes both at series production level and spare parts and services level. Revenue should, therefore, continue to grow in 2006.

The resulting profit from operations should increase in line with revenue growth, enabling the 2006 operating margin (Profit from operations/revenue ratio) to be maintained at the prior year level.

Finally, with stable net finance costs and a tax expense in line with that of 2005, SAFRAN Group expects to report a further increase in net profit for the period in 2006.

---

* Revenue is presented as if the merger of the Snecma and Sagem Groups took place on January 1, 2005 and in accordance with the policies described in Section 20.2.

# 13. PROFIT FORECASTS AND ESTIMATES

Not applicable.

# 14. ADMINISTRATION, EXECUTIVE MANAGEMENT AND SUPERVISORY BODIES AND GENERAL MANAGEMENT

## 14.1. Name, professional address and duties in the Company of the following individuals, together with details of the main activities performed by them outside the Company where material

### 14.1.1. Members of the Executive Board in 2005

*14.1.1.1. Members up to March 17, 2005*

Mr. Grégoire OLIVIER
Chairman of the Executive Board

Mr. Thierry BUFFENOIR
Member of the Executive Board

Mr. Jacques PACCARD
Member of the Executive Board

Mr. Georges PENALVER
Member of the Executive Board

Mr. Hervé PHILIPPE
Member of the Executive Board

*14.1.1.2. Members from March 17, 2005*

Mr. Jean-Paul BECHAT
Chairman of the Executive Board

Mr. Yves IMBERT
Member of the Executive Board

Mr. Grégoire OLIVIER
Member of the Executive Board

## Information on members of the Executive Board

| LAST NAME<br><br>Professional address | FIRST NAME | Term of office start date/ end date<br><br>Number of shares held at the end of 2005 | DUTIES PERFORMED AS MEMBER OF AN ADMINISTRATIVE, EXECUTIVE MANAGEMENT OR SUPERVISORY BODY OR AS ACTIVE PARTNER DURING THE LAST FIVE YEARS IN OTHER COMPANIES | | COMPANIES IN WHICH MEMBERS OF THE EXECUTIVE BOARD PERFORM MANAGEMENT, EXECUTIVE MANAGEMENT, ADMINISTRATIVE OR SUPERVISORY DUTIES |
|---|---|---|---|---|---|
| | | | **Expired duties** | **Date of expiry** | |
| **BECHAT**<br><br>**C/O SAFRAN**<br>**2 Bd du Gal Martial Valin**<br>**75015 PARIS** | **Jean-Paul** | 03/17/2005<br>AGM 2009<br><br>21,537 | Director of:<br>- Aéroports de Paris,<br>- France Télécom,<br>- Natexis B.P. | <br>06/26/2005<br>02/25/2003<br>05/27/2004 | Director of:<br>- Alstom,<br>- SOGEPA |
| **OLIVIER**<br><br>**C/O SAFRAN**<br>**2 Bd du Gal Martial Valin**<br>**75015 PARIS** | **Grégoire** | 03/17/2005<br>AGM 2009<br><br>12,000 | • Chairman of the Sagem SA Executive Board<br>• Member of the Imerys Supervisory Board<br>• Director of Coficem | 03/17/2005<br>05/03/2005<br>12/18/2003 | • CEO of the SAFRAN Communications branch<br>• Chairman of the Board of Directors of Sagem Communication<br>• Member of the Information Technology Strategic Council of the Defense Scientific Council<br>• Director :<br>- Sagem Défense Sécurité,<br>- Snecma,<br>- Imerys,<br>- Wendel Investissement |
| **IMBERT**<br><br>**C/O SAFRAN**<br>**2 Bd du Gal Martial Valin**<br>**75015 PARIS** | **Yves** | 03/17/2005<br>AGM 2009 | Permanent representative of Hispano-Suiza in Aircelle | 06/12/2003 | • Senior Vice-President Strategy and Development of SAFRAN<br>• Chairman and CEO of Vallaroche Conseil<br>• Chairman and CEO of SAFRAN USA inc.<br>• Director of :<br>- Etablissements de Vallaroche,<br>- Aircelle,<br>- Connecteurs Cinch,<br>• Permanent representative of SAFRAN in Sagem Défense Sécurité |

**14.1.2. Members of the Supervisory Board**

*14.1.2.1. Members up to March 17, 2005*

Mr. Mario COLAIACOVO
Chairman of the Supervisory Board

Mrs. Anne LAUVERGEON
Vice Chairperson and Member of the Supervisory Board

Mr. Georges CHODRON DE COURCEL
Member of the Supervisory Board

Mr. Armand DUPUY
Member of the Supervisory Board

Mr. Yves GUENA
Member of the Supervisory Board

Mr. Xavier LAGARDE
Member of the Supervisory Board

Mr. Michel LUCAS
Member of the Supervisory Board

Mr. François POLGE DE COMBRET
Member of the Supervisory Board

Mr. Guy ROUANNE
Member of the Supervisory Board

Mr. Patrick SEVIAN
Member of the Supervisory Board

Mr. Michel TOUSSAN
Member of the Supervisory Board

Mr. Bernard VATIER
Member of the Supervisory Board

*14.1.2.2. Members from March 17, 2005*

Mr. Mario COLAIACOVO
Chairman of the Supervisory Board

Mrs. Anne LAUVERGEON
Vice Chairperson and Member of the Supervisory Board

Mr. Armand DUPUY
Member of the Supervisory Board

Mr. Jean-Marc FORNERI
Member of the Supervisory Board

Mr. Yves GUENA
Member of the Supervisory Board

Mr. Philippe JOST
Member of the Supervisory Board representing the French State

Mr. Xavier LAGARDE
Member of the Supervisory Board

Mr. Jean-Yves LECLERCQ
Member of the Supervisory Board representing the French State

Mr. Shemaya LEVY-CHOCRON
Member of the Supervisory Board

Mr. Michel LUCAS
Member of the Supervisory Board

Mr. Pierre MORAILLON
Member of the Supervisory Board representing the French State

Mr. Dominique PARIS
Member of the Supervisory Board

Mr. Jean Bernard PENE
Member of the Supervisory Board representing the French State

Mr. François POLGE DE COMBRET
Member of the Supervisory Board

Mr. Jean RANNOU
Member of the Supervisory Board

Mr. Michel TOUSSAN
Member of the Supervisory Board

Mr. Bernard VATIER
Member of the Supervisory Board

Mr. Michel WACHENHEIM
Member of the Supervisory Board representing the French State

## Information on members of the Supervisory Board

| LAST NAME<br>Professional address | FIRST NAME | Term of office start date/ end date<br>Number of shares held at the end of 2005 | DUTIES PERFORMED AS MEMBER OF AN ADMINISTRATIVE, EXECUTIVE MANAGEMENT OR SUPERVISORY BODY OR AS ACTIVE PARTNER DURING THE LAST FIVE YEARS IN OTHER COMPANIES | | COMPANIES IN WHICH MEMBERS OF THE SUPERVISORY BOARD PERFORM MANAGEMENT, EXECUTIVE MANAGEMENT, ADMINISTRATIVE OR SUPERVISORY DUTIES |
|---|---|---|---|---|---|
| | | | Expired duties | Date of expiry | |
| **COLAIACOVO**<br>**C/O SAFRAN**<br>**2 Bd du Gal Martial Valin**<br>**75015 PARIS** | **Mario** | 04/24/2001<br>AGM 2011<br>390,000 | Director of:<br>- Snecma<br>- Coficem | <br>05/11/2005<br>12/18/2003 | • Chairman of the SAFRAN Supervisory Board<br>• Chairman of SA Club Sagem<br>• Director of:<br>- Consortium De Réalisation SA<br>- MMA Vie et IARD<br>- Groupe Crédit mutuel (CIC Finance – CIC Capital développement – Banque Transatlantique)<br>(1) – (2) – (3) – (4) – (5) |
| **LAUVERGEON**<br>**C/O AREVA**<br>**27/29, rue Le Peletier**<br>**75009 PARIS** | **Anne** | 04/24/2001<br>AGM 2011<br>875 | • Director of Péchiney<br>• Permanent representative of Cogema on the Usinor Board of Directors<br>• Permanent representative of Cogema on the Eramet Board of Directors<br>• Permanent representative of Areva on the FCI Board of Directors | 12/12/2002<br>03/05/2002<br>05/23/2002<br>10/2005 | • Vice-Chairperson of the SAFRAN Supervisory Board<br>• Chairperson of the Areva Executive Board<br>• Chairperson and CEO of Cogema<br>• Chairperson of Areva Enterprises Inc<br>• Director of:<br>- Areva T&D Holding SA<br>- Suez<br>- Total<br>- Vodaphone Group Plc<br>(1) - (5) |
| **de COMBRET**<br>**C/O UBS**<br>**65, rue de Courcelles**<br>**75008 PARIS** | **François** | 10/30/2002<br>AGM 2011<br>375 | • Director of Institut Pasteur<br>• Director of Fonds Partenaire Gestion<br>• Managing partner of Maison Lazard and Lazard Frères | 2005<br>2005<br>2005 | • Senior Advisor to UBS Investment Bank.<br>• Director of:<br>- Renault,<br>- Bouygues Telecom,<br>- Nexans<br>(1) – (3) – (5) |
| **DUPUY**<br>**C/O SAFRAN**<br>**2, bd du Gal Martial Valin**<br>**75015 PARIS** | **Armand** | 04/24/2001<br>AGM 2011<br>64,240 | • Vice-Chairman of Coficem<br>• Executive Vice-President, R & D, Sagem SA<br>• Executive Vice-President, Headquarters, Sagem SA | 12/18/2003<br>05/11/2005<br>05/11/2005 | • Senior Vice-President Research and Technology SAFRAN<br>• Director of Teuchos |

| | | | | | |
|---|---|---|---|---|---|
| **FORNERI**<br><br>**C/O Bucephale Finance**<br>**41, rue de Montaigne**<br>**75008 PARIS** | **Jean-Marc** | 03/17/2005<br>AGM 2011<br><br>1,512 | • Director of Snecma<br>• Director of IPE<br>• Director of Dassault Multimédia<br>• Chairman of Crédit Suisse First Boston France | 05/11/2005<br>2005<br>2003<br>2003 | • Founder and Chairman of Bucéphale Finance<br>• Vice-Chairman of Credit Suisse First Boston Europe<br>• Member of the Balmain Supervisory Board<br>• Director of:<br>- Banque Lyonnaise Bonnasse<br>- Intercontinental Exchange (Atlanta)<br>- Perseus Participations<br>(3) |
| **GUENA**<br><br>**C/O Institut du Monde Arabe**<br>**1, rue des Fossés Saint-Bernard**<br>**Place Mohamed V**<br>**75005 PARIS** | **Yves** | 04/21/2004<br>AGM 2011<br><br>750 | • Chairman of the French Constitutional Council<br>• Vice-President of the French Senate | 03/2004<br>01/1997 | • President of the Institut du Monde Arabe |
| **JOST***<br><br>**C/O DGA**<br>**5 bis, rue de la Porte de Sèvres**<br>**75015 PARIS** | **Philippe** | 03/17/2005<br>AGM 2011<br><br>-- | • Representative of the French State on the Board of Directors of Thomson SA (TSA), | 07/27/2005 | • Representative of the French State on the Board of Directors of Giat Industries, DCN, CEA, SOGEPA and SOGEADE Gérance<br><br>(1) - (2) |
| **LAGARDE**<br><br>**C/O SAFRAN**<br>**2, bd du Gal Martial Valin**<br>**75015 PARIS** | **Xavier** | 04/24/2001<br>AGM 2011<br><br>112,038 | • Chairman of Coficem,<br>• Executive Vice-President, Personnel and Employee relations, Sagem SA<br>• Executive Vice-president, Engineering and Quality, Sagem SA | 12/18/2003<br>10/01/2001<br><br>05/11/2005 | • Executive Vice-president, Quality, SAFRAN<br>• Chairman of SAFRAN Conseil<br>• Director of Aircelle |
| **LECLERCQ***<br><br>**C/O APE**<br>**139, rue de Bercy**<br>**75012 PARIS** | **Jean-Yves** | 03/17/2005<br>AGM 2011<br><br>-- | Director of:<br>- Bull<br>- Sofreavia<br>- SANEF<br>- AREA (Sté des Autoroutes Rhône-Alpes)<br>- Société Française du Tunnel Routier de Fréjus (SFTRF)<br>- Société Nationale Corse Méditerranée (SNCM)<br><br>Director of several State-owned companies:<br>- Réseau Ferré de France,<br>- Voies Navigables de France<br>- Autoroutes de France<br>- Agence Foncière et Technique de la Région Parisienne<br>- l'Etablissement Public d'Aménagement Seine-Arche | <br>2004<br>2004<br>2004<br>2004<br>2004<br><br>2003<br><br><br>2003<br>2003<br>2004<br>2003<br><br>2003 | Director of:<br>- Sogepa<br>- Sogepa Gérance<br>- DCN<br>- Imprimerie Nationale<br>- l'Etablissement Public de Financement et de Restructuration (EPFR)<br><br>(2) - (4) |

| | | | | | |
|---|---|---|---|---|---|
| **LEVY** | **Shemaya** | 03/17/2005<br>AGM 2011<br><br>482 | • Director of Snecma<br>• Vice-Chairman and Finance Director of Renault<br>• Director of Renault Crédit International<br>• Director of Cofal (Renault subsidiary)<br>• Chairman of CFR (Compagnie Financière Renault) | 05/11/2005<br>02/2004<br>02/2004<br>12/31/2003<br>06/20/2003 | • Member of the Supervisory Board of the Groups AEGON and TNT N.V, and of SEGULA Technologies<br>• Director of:<br>- Nissan Motor Cy (Tokyo)<br>- Renault Finances (Lausanne)<br>- Renault Espagne (Madrid)<br>(4) – (5) |
| **LUCAS**<br><br>**C/O CIC**<br>**6, avenue de Provence**<br>**75009 PARIS** | **Michel** | 10/30/2002<br>AGM 2011<br><br>115 | | | • CEO of Confédération Nationale du Crédit Mutuel<br>• CEO of Caisse Centrale du Crédit Mutuel<br>• CEO of Crédit Mutuel Centre Est Europe Group<br>• Chairman and CEO of Assurances du Crédit Mutuel<br>• Chairman of the Executive Board of CIC.<br>(2) – (4) – (5) |
| **MORAILLON***<br><br>**C/O DGTPE**<br>**139, rue de Bercy**<br>**75012 PARIS** | **Pierre** | 03/17/2005<br>AGM 2011<br><br>-- | | | (1) |
| **PARIS** | **Dominique** | 03/17/2005<br>AGM 2011<br><br>1,154 | • Chairman and CEO of Valin Participations<br>• Senior Vice-President of Snecma Group<br>• Director of Snecma<br>• Director of Snecma Services<br>• Permanent representative of Snecma for Snecma Moteurs<br>• Chairman and CEO of Snecma Moteurs | 01/26/2005<br>03/31/2005<br>05/11/2005<br>09/27/2005<br>05/11/2005<br><br>2002 | Director of:<br>- Sagem Communication<br>- Snecma (formerly Snecma Moteurs)<br><br>(1) |
| **PENE***<br><br>**C/O DGA**<br>**La Rotonde**<br>**26, bd Victor**<br>**75015 PARIS** | **Jean-Bernard** | 03/17/2005<br>AGM 2011<br><br>-- | | | |
| **RANNOU** | **Jean** | 03/17/2005<br>AGM 2011<br><br>1,649 | Director of :<br>- Messier-Dowty<br>- Snecma | <br>2004<br>05/11/2005 | Director of:<br>- Thales Raytheon Systems (TRS)<br>- Institut de Radioprotect ion et de Sûreté Nucléaire (IRSN)<br>- EuroDéfense France<br>- Institut Français des Relations Internationales (IFRI)<br>- Aéro-Club de France<br>- Conseil Franco Britannique |

| | | | | | |
|---|---|---|---|---|---|
| **TOUSSAN** | **Michel** | 04/24/2001<br>AGM 2011<br><br>176,860 | Senior Vice-President, Wiring Division, Sagem SA | 07/31/2001 | (4) |
| **VATIER**<br><br>**C/O VATIER & ASSOCIES**<br>**12, rue d'Astorg**<br>**75008 PARIS** | **Bernard** | 04/24/2001<br>AGM 2011<br><br>1,626 | | | Lawyer, former President of the Paris Bar Association<br><br>(2) – (3) |
| **WACHENHEIM***<br><br>**C/O DGA**<br>**50, rue Henri Farman**<br>**75015 PARIS** | **Michel** | 03/17/2005<br>AGM 2011<br><br>-- | Representative of the French State on the Snecma Board of Directors | 05/11/2005 | • Representative of the French State on the SOGEPA Board of Directors<br>• State Commissionner for Aéroports de Paris<br>• Member of the Meteorology Head Council, in his role as Executive Management member of Civil Aviation |

* Representative of the French State
(1) Strategy Committee – (2) Appointments Committee – (3) Compensation and Options Committee – (4) Audit Committee - (5) Ethics Committee

No executive officers have been found guilty of fraud or been associated, as a member of an administrative, executive management, or supervisory body or as a general partner, with a company which has filed for bankruptcy or been placed in receivership or liquidation; furthermore, no executive office has been incriminated and/or publicly sanctioned by statutory or regulatory authorities.

Wirth regard to the sales of securities by members of the Executive and Supervisory Boards, security retention commitments are detailed in Section 18.6.

## 14.2. Conflicts of interest at administrative, executive management, supervisory and general management level

No members of the administrative, executive management or supervisory bodies, or members of general management were appointed based on arrangements or agreements with the principal shareholders, customers, suppliers or other party.

# 15. COMPENSATION AND EMPLOYEE BENEFITS

## 15.1. Compensation paid

### 15.1.1. To members of the Executive Board

| | | Fixed | Variable | Exceptional payments | Total |
|---|---|---|---|---|---|
| | | | (in euros) | | |
| Mr. Jean-Paul BECHAT | Chairman | 687,981 | 240,359 | 4,633[1] | **932,973** |
| Mr. Grégoire OLIVIER | Member | 550,000 | 139,961 | 867,391[2] | **1,557,352** |
| Mr. Yves IMBERT | Member | 360,000 | 155,194 | 28,145[3] | **543,339** |

*(1) Benefit in kind: company car*

*(2) Including an indemnity of €852,000 for interruption of the term of office as Chairman of the Executive Board and €15,391 of profit-sharing, incentive payments and additional contributions.*

*(3) Including €24,143 of profit-sharing and incentive payments and €4,002 in respect of a company car (benefit in kind)*

Compensation paid to Executive Board members comprises a fixed and a variable component. The variable component is linked to trends in revenue, EBIT, net profit and the SAFRAN share price.

On the appointment of the new Executive Board at its meeting on March 18, 2005, the Supervisory Board decided that should the term of office of Chairman of the Executive Board be terminated before expiry — other than for gross misconduct — the compensation relating to the remaining term of office shall remain payable.

For the two other members of the Executive Board, a premature interruption of their term of office shall give rise to entitlement to payment of an indemnity equal to two years compensation (fixed and variable).

Compensation paid to members of the Sagem SA Executive Board for the period January 1 to March 17, 2005 was as follows:

| | Fixed | Variable | Exceptional payments |
|---|---|---|---|
| | | (in euros) | |
| Mr. Jacques PACCARD (prorata 03/17) | 50,242 | 118,630 | 111,586 |
| Mr. Thierry BUFFENOIR (prorata 03/17) | 30,389 | 99,400 | 110,268 |
| Mr. Georges PENALVER (prorata 03/17) | 33,031 | 98,003 | 110,388 |
| Mr. Hervé PHILIPPE (prorata 03/17) | 28,715 | 62,080 | 60,180 |

### 15.1.2. To members of the Supervisory Board

| | | Fixed | Variable | Exceptional payments | Directors fees in respect of fiscal year 2004 | Total |
|---|---|---|---|---|---|---|
| | | | | (in euros) | | |
| Mr. Mario COLAIACOVO | Chairman | 750,000 | 148,633 | | 47,425 | **946,058** |
| Mrs. Anne LAUVERGEON | Vice-Chairman | 60,000 | 14,863 | | 35,729 | **110,592** |
| Mr. Georges CHODRON DE COURCEL(*) | | | | | 21,469 | **21,469** |
| Mr. François DE COMBRET | | | | | 40,407 | **40,407** |
| Mr. Armand DUPUY | | 155,000[1] | 84,934[3] | 10,365[4] | 32,220 | **282,519** |
| Mr. Yves GUENA | | | | | 21,469 | **21,469** |
| Mr. Xavier LAGARDE | | 155,000[1] | 84,934[3] | 10,318[4] | 32,220 | **282,472** |
| Mr. Michel LUCAS | | | | | 39,238 | **39,238** |
| Mr. Dominique PARIS | | 75,000[1],[2] | 159,449[3] | 1,076,108[5] | | **1,310,557** |
| Mr. Guy ROUANNE(*) | | | | | 32,220 | **32,220** |
| Mr. Patrick SEVIAN(*) | | 28,715[1],(**) | 135,831[3] | 10,180 | 22,638 | **197,364** |
| Mr. Michel TOUSSAN | | | | | 35,729 | **35,729** |
| Mr. Bernard VATIER | | | | | 39,238 | **39,238** |

(*) Member of the Supervisory Board to March 17, 2005,

(**) Prorata 17/03

(1) *Under the employment contract with the company*

(2) *3 months of said employment contract in 2005.*

(3) *In respect of fiscal year 2004*

(4) *Profit-sharing incentive payments and additional contributions*

(5) *Including an indemnity of €1,051,121 paid on departure, calculated based on seniority (37 years service) and taking into account the suppression of his position following the merger, profit-sharing and incentive payments of €24,143 and €844 in respect of a company car (benefit in kind).*

## 15.2. Amounts provided in respect of pension payments

| | | |
|---|---|---|
| Mr. Jean-Paul BECHAT | Chairman of the Executive Board | €646,778 |
| Mr. Grégoire OLIVIER | Member of the Executive Board | None |
| Mr. Yves IMBERT | Member of the Executive Board | €535,442 |

## 15.3. Compensation paid in 2005 to executive officers by controlled companies

None.

## 15.4. Shares and stock options held by executive officers

Number of registered shares held by members of the Executive Board as of December 31, 2005:

Mr. Jean-Paul BECHAT ........ 21,537 shares
Mr. Grégoire OLIVIER ........ 12,000 shares

Number of registered shares held by members of the Supervisory Board as of December 31, 2005:

See Section 14.1.2.

Share transaction declarations by executive officers (fiscal year 2005):

| Executive officer | Date of declaration | Transaction | Number of shares | Unit price € |
|---|---|---|---|---|
| Mr. Jean-Paul Bechat | October 27 | Purchase | 10,000 | 16.20 |
| Mr. Mario COLAIACOVO | October 14 | Purchase | 2,260 | 17.17 |
| Mr. Jean-Marc FORNERI | October 22 | Purchase | 1,000 | 17.49 |
| Mr. Yves GUENA | July 19 | Purchase | 275 | 17.67 |
| Mr. Xavier LAGARDE | April 1 | Sale | 20,923 | 17.12 |
| | April 5 | Purchase* | 21,000 | 9.31 |
| Mr. Michel TOUSSAN | July 3 | Sale | 15,000 | 16.21 |
| | September 20 | Sale | 5,300 | 17.68 |

* Exercise of Stock Purchase Option Plan of May 19, 1998

Stock purchase options granted to executive officers and not exercised are as follows:

— Mr. Armand DUPUY ........ 52,500

— Mr. Xavier LAGARDE ........ 52,500

— Mr. Grégoire OLIVIER ........ 187,005

# 16. ACTIVITIES OF ADMINISTRATIVE AND EXECUTIVE MANAGEMENT BODIES

## 16.1. Terms of office of members of administrative and executive management bodies

### 16.1.1. Members of the Supervisory Board

The terms of office of:

— Mr. Mario COLAIACOVO,

— Mrs. Anne LAUVERGEON,

— Mr. Armand DUPUY,

— Mr. Jean Marc FORNERI,

— Mr. Yves GUENA,

— Mr. Xavier LAGARDE,

— Mr. Shemaya LEVY,

— Mr. Michel LUCAS,

— Mr. Dominique PARIS,

— Mr. François POLGE DE COMBRET,

— Mr. Jean RANNOU,

— Mr. Michel TOUSSAN,

— Mr. Bernard VATIER,

expire at the end of the Shareholders' Meeting held to adopt the financial statements for the year ended December 31, 2010.

Messrs. Guy ROUANNE and Patrick SEVIAN were members of the Supervisory Board as of January 1, 2005 and resigned with effect from March 17, 2005.

Mr. CHODRON DE COURCEL, was appointed to the Supervisory Board as Board advisor (*censeur*) for a term of four years, with effect from March 17, 2005, in the place of the office of member of the Supervisory Board which he occupied until March 17, 2005.

Mr. Patrice DURAND was appointed as Board advisor (*censeur*) by the Supervisory Board with effect from March 17, 2005. He occupied this position until June 2005 when he resigned due to incompatibility with his new functions.

The representatives of the French State:

— Mr. Philippe JOST,

— Mr. Jean-Yves LECLERCQ,

— Mr. Pierre MORAILLON,

— Mr. Jean-Bernard PENE,

— Mr. Michel WACHEHEIM,

were appointed by ministerial decree dated March 17, 2005.

### 16.1.2. Members of the Executive Board

The terms of office of:

— Mr. Jean-Paul BECHAT,

— Mr. Yves IMBERT,

— Mr. Grégoire OLIVIER,

expire at the end of the Shareholders' Meeting held to adopt the financial statements for the year ended December 31, 2008.

Information on the offices held by executive officers during the last five years and of the operation of administrative and executive management bodies is presented in Section 14.

## 16.2. Information on service contracts concerning members of administrative, executive management or supervisory bodies of the Company or one of its subsidiaries

No service contracts concerning members of administrative, executive management or supervisory bodies of SAFRAN Group or one of its subsidiaries provide for the granting of benefits.

## 16.3. Corporate governance

### 16.3.1. Report of the Chairman of the Supervisory Board

SAFRAN Group complies with prevailing corporate governance requirements in France.

**REPORT OF THE CHAIRMAN OF THE SUPERVISORY BOARD (ARTICLE L. 225-68 (7) OF THE FRENCH COMMERCIAL CODE)**

Dear Shareholders,

**INTRODUCTION**

In accordance with Article L.225-68 of the French Commercial Code, I will report to you on the preparation and organization of the activities of the Supervisory Board and on the internal control procedures implemented by SAFRAN. A report by the statutory auditors, accompanying the general audit report on the performance of their engagement, presents their observations on this report as regards internal control procedures concerning the preparation and processing of accounting and financial information.

I would remind you that SAFRAN was formed by the merger of Sagem SA and Snecma, following the merger on May 11, 2005, after which Snecma was absorbed by Sagem SA and dissolved. At the same time, Sagem SA changed its corporate name to SAFRAN. As part of this operation, the industrial and computing activities of Sagem SA were hived down and SAFRAN became a holding company, holding the newly created subsidiaries and the subsidiaries of the former Snecma.

As a result of this merger, the Articles of Association of the company and the composition of the executive management bodies were amended. These amendments took effect on March 17, 2005, the date of the share exchange bid (and subsidiary share purchase bid), performed prior to the merger, under which Snecma shares were exchanged for Sagem SA shares.

### I — ORGANIZATION AND ACTIVITIES OF THE SUPERVISORY BOARD

#### 1.1. Preparation and organization of the activities of the Supervisory Board

*1.1.1 Members of the Supervisory Board*

Under the Articles of Association, the Supervisory Board is comprised of a minimum of three and a maximum of eighteen members including, where appropriate, representatives of employee shareholders and the French State. Members of the Supervisory Board are appointed for a term of six years, renewable.

The Supervisory Board comprised 12 members between January 1, and March 17, 2005. Since this date the Supervisory Board comprises eighteen members as a result of the aforementioned merger with Snecma, including five representatives of the French State appointed by ministerial decree.

Finally, the SAFRAN Articles of Association offer the Supervisory Board the ability to appoint one or two Board advisors (*censeurs*). These private individuals are selected for their expertise and provide advice and information to the Supervisory Board. They attend meetings of the Supervisory Board in a consultative capacity. Two Board advisors have been appointed to date, one of whom resigned in June 2005 due to incompatibility with his new functions. He has not been replaced due to the large number of individuals attending Supervisory Board meetings.

In accordance with the recommendations of the AMF and at the suggestion of the Appointments Committee, the Supervisory Board considers Messrs. François DE COMBRET, Jean-Marc FORNERI, Yves GUENA, Shemaya LEVY, Michel LUCAS, Jean RANNOU and Bernard VATIER to be independent members of the Supervisory Board. Seven of the eighteen members of the Supervisory Board, more than one-third, are, therefore, independent.

Subject to exceptions provided by law, the Articles of Association require each member of the Supervisory Board to hold at least 20 registered shares. However, and subject once again to exceptions provided by law, the Supervisory Board decided on June 23, 2005 that each executive officer must hold 1,500 registered shares, if he/she does not already do so, by the end of 2008 at the latest. The acquisition of this holding is spread over time with 375 registered shares required at the end of 2005, 750 registered shares at the end of 2006, 1,025 registered shares at the end of 2007 and 1,500 registered shares at the end of 2008.

Documentation was provided to each member of the SAFRAN Supervisory Board detailing stock market regulations and the recommendations of the COB, the French Securities Commission, concerning the obligation to transfer all SAFRAN shares held to registered form, to report to SAFRAN all transactions involving its shares, and to refrain from trading in the shares of companies (i) to the extent they hold information not yet made public and which is likely, once known, to impact the share price of the companies concerned and (ii) in all events, during the 15 days preceding meetings of the SAFRAN Supervisory Board held to examine the accounts and quarterly reports of the Executive Board.

Senior management and their close relations must report all transactions in SAFRAN securities in accordance with the provisions of the French Monetary and Financial Code (Article L. 621-18-2) and AMF General Regulations (Articles 222-14 and 222-15). SAFRAN must communicate to the AMF and publish within five days of performance, all transactions in its securities performed by executive officers and their close relations.

#### *1.1.2 Operation of the Supervisory Board*

The Supervisory Board is convened by any means, in accordance with the law, the Articles of Association and the internal rules. It meets at least four times a year to approve the company and consolidated financial statements and to review the quarterly report of the Executive Committee.

The effective presence of at least half current members is necessary in order to validate majority decisions. In the event of a split vote, the Chairman of the meeting casts the deciding vote. Minutes are drafted of each meeting and sent to members prior to approval at the next meeting. During the meeting of June 23, 2005, the Board decided that questions/answers will only be recorded in the minutes of meetings if so requested, in order to encourage freedom of discussion and greater conviviality for all subjects raised pursuant to the Board meeting agenda.

Each member receives the information communicated by the Executive Board and necessary to the performance of their duties on the Supervisory Board, in order to prepare each Board meeting.

In addition, members of the Supervisory Board receive all useful information on major events of the Company.

At least once a year, an item on the agenda is devoted to assessing the performance of the Board and operating procedures. To this end, during the Supervisory Board meeting of June 23, 2005, members were reminded that they could request any training necessary to the performance of their duties.

#### *1.1.3 Role of the Supervisory Board*

The Supervisory Board exercises permanent control over the management of the company by the Executive Board by reviewing at least quarterly a report on the activities of the company presented by the Executive Board to the Supervisory Board. Within three months of the end of each fiscal year, the annual and consolidated financial statements are presented to the Supervisory Board by the Executive Board for control purposes, together with the management report to be presented to the Annual General Meeting of shareholders held to adopt the financial statements for the year and the press release presenting results.

In addition, during the Supervisory Board meeting of March 18, 2005, the Chairman noted that "the primary role of members of the Supervisory Board is to protect the interests of the Company".

### 1.2.1. *Audit Committee*

#### 1.2.1.1 Composition and responsibilities

Since March 17, 2005, the Audit Committee has five members; Messrs. Shemaya LEVY, Committee Chairman since July 2005, Mario COLAIACOVO, Jean-Yves LECLERCQ, Michel LUCAS and Michel TOUSSAN.

The Audit Committee has the following responsibilities:

(a) with regard to the review of accounting and financial documents:

- to review the draft half-yearly and annual company and consolidated financial statements prepared by the financial department before these are submitted to the Supervisory Board and, in particular, to review any changes to accounting method and rules applied in preparing the financial statements,
- to review the financial documents issued by the Company at the time of drawing up the annual financial statements and if need be to express an opinion thereon,
- to oversee the quality of procedures to ensure compliance with stock market regulations,
- to review draft financial statements for the requirements of special transactions, such as contributions, mergers, payments of interim dividends, etc. made necessary by market transactions,
- to review the authorization requests submitted by the Executive Board to the Supervisory Board in connection with major acquisitions or divestments and capital increases.

(b) with regard to the internal and external audit of the Company:

- to review proposals to appoint statutory auditors of the Company and their fees,
- to review each year with the statutory auditors:
  - their audit plan and conclusions,
  - their recommendations.
- to review the follow-up of the recommendations made by the statutory auditors,
- to assess the Group's internal control systems,
- to monitor the schedule of Group risks,
- to review internal control objectives, work schedules and action plans:
  - the findings of audits and actions,
  - recommendations and the follow-up thereof,
- to review the program and the results of the internal audit to check that the procedures used to draw up the Company's financial statements present a fair view of the Company and comply with accounting rules,
- to assess the reliability of the systems and procedures used to prepare the financial statements and the validity of decisions taken for the treatment of major transactions,
- to review the reporting of accounting information by foreign subsidiaries.

#### 1.2.1.2 Activities of the Audit Committee

The Audit Committee met five times in 2005. The attendance rate of members at meetings was 95.65% in 2005.

The Chairman of the Committee reported to the Supervisory Board on the Committee's work.

The statutory auditors attended the meetings of the Audit Committee.

In accordance with the recommendations of the AMF and at the suggestion of the Appointments Committee, the Supervisory Board considers Messrs. François DE COMBRET, Jean-Marc FORNERI, Yves GUENA, Shemaya LEVY, Michel LUCAS, Jean RANNOU and Bernard VATIER to be independent members of the Supervisory Board. Seven of the eighteen members of the Supervisory Board, more than one-third, are, therefore, independent.

Subject to exceptions provided by law, the Articles of Association require each member of the Supervisory Board to hold at least 20 registered shares. However, and subject once again to exceptions provided by law, the Supervisory Board decided on June 23, 2005 that each executive officer must hold 1,500 registered shares, if he/she does not already do so, by the end of 2008 at the latest. The acquisition of this holding is spread over time with 375 registered shares required at the end of 2005, 750 registered shares at the end of 2006, 1,025 registered shares at the end of 2007 and 1,500 registered shares at the end of 2008.

Documentation was provided to each member of the SAFRAN Supervisory Board detailing stock market regulations and the recommendations of the COB, the French Securities Commission, concerning the obligation to transfer all SAFRAN shares held to registered form, to report to SAFRAN all transactions involving its shares, and to refrain from trading in the shares of companies (i) to the extent they hold information not yet made public and which is likely, once known, to impact the share price of the companies concerned and (ii) in all events, during the 15 days preceding meetings of the SAFRAN Supervisory Board held to examine the accounts and quarterly reports of the Executive Board.

Senior management and their close relations must report all transactions in SAFRAN securities in accordance with the provisions of the French Monetary and Financial Code (Article L. 621-18-2) and AMF General Regulations (Articles 222-14 and 222-15). SAFRAN must communicate to the AMF and publish within five days of performance, all transactions in its securities performed by executive officers and their close relations.

### *1.1.2 Operation of the Supervisory Board*

The Supervisory Board is convened by any means, in accordance with the law, the Articles of Association and the internal rules. It meets at least four times a year to approve the company and consolidated financial statements and to review the quarterly report of the Executive Committee.

The effective presence of at least half current members is necessary in order to validate majority decisions. In the event of a split vote, the Chairman of the meeting casts the deciding vote. Minutes are drafted of each meeting and sent to members prior to approval at the next meeting. During the meeting of June 23, 2005, the Board decided that questions/answers will only be recorded in the minutes of meetings if so requested, in order to encourage freedom of discussion and greater conviviality for all subjects raised pursuant to the Board meeting agenda.

Each member receives the information communicated by the Executive Board and necessary to the performance of their duties on the Supervisory Board, in order to prepare each Board meeting.

In addition, members of the Supervisory Board receive all useful information on major events of the Company.

At least once a year, an item on the agenda is devoted to assessing the performance of the Board and operating procedures. To this end, during the Supervisory Board meeting of June 23, 2005, members were reminded that they could request any training necessary to the performance of their duties.

### *1.1.3 Role of the Supervisory Board*

The Supervisory Board exercises permanent control over the management of the company by the Executive Board by reviewing at least quarterly a report on the activities of the company presented by the Executive Board to the Supervisory Board. Within three months of the end of each fiscal year, the annual and consolidated financial statements are presented to the Supervisory Board by the Executive Board for control purposes, together with the management report to be presented to the Annual General Meeting of shareholders held to adopt the financial statements for the year and the press release presenting results.

In addition, during the Supervisory Board meeting of March 18, 2005, the Chairman noted that "the primary role of members of the Supervisory Board is to protect the interests of the Company".

As such, the Board considers all risks of any nature identified by the Executive Board and to which the Company is exposed.

Finally, the Supervisory Board receives annual budget forecasts and is informed of any updates performed during the year.

It performs the verifications and controls it considers necessary and receives all documents it considers useful to the performance of its duties.

The Supervisory Board presents its observations on the report of the Executive Board and the financial statements for the year to the Annual General Meeting.

It reviews the report of its Chairman on the preparation and organization of the activities of the Supervisory Board and internal control procedures.

The Company's Articles of Association and the internal rules of the Supervisory Board stipulate that the prior authorization of the Supervisory Board is required for the following decisions:

— issues of any kind of investment securities liable to entail a change in the share capital,

— major decisions to establish operations abroad, directly by the establishment of companies or through direct or indirect subsidiaries or by the acquisition of interests, or decisions to close down said operations

— major operations that are liable to affect the Group's strategy and to change its financial structure or the scope of operations.

The assessment of the significant nature of the decision or transaction is the responsibility of the Executive Board, regardless of the amounts in question.

Moreover, the authorization of the Supervisory Board is required for the following transactions when such transactions exceed an amount of €40 million:

— purchase or sale of property,

— acquisition or disposal of interests in any existing or future company, involving the creation of any company, group or institution, subscription to any issue of shares, ownership rights or bonds, apart from cash transactions,

— any exchange, with or without balancing cash adjustment, relating to assets or securities, apart from cash transactions,

— in the event of any dispute, signature of any agreement or transaction, acceptance of any settlement,

— granting of corporate assets as collateral

Likewise, the authorization of the Supervisory Board is required for the following transaction when such transactions exceed an amount of €150 million:

— the granting or securing of any loan, credit or advance,

— the acquisition or disposal of any receivable, by any means.

Finally, the authorization of the Supervisory Board is required for any surety bond, endorsement or financial guarantee issued in the Company's name that exceeds the global limit or maximum amount set by the Supervisory Board per authorized commitment each year. For 2005, this limit was €150 million.

#### *1.1.4 Activities of the Supervisory Board in 2005*

The Supervisory Board met eight times in 2005, with two meetings held prior to the merger with Snecma. The attendance rate at Supervisory Board meetings was 86.36%.

The Supervisory Board approved the 2004 annual and 2005 interim financial statements.

Following the merger with Snecma, the Supervisory Board appointed the new members and Chairman of the Executive Board and determined their compensation and benefits package; in addition, the Board updated its internal rules and appointed a different Chairman to each of its sub-committees.

It approved the Sagem SA/Snecma merger agreement and the Sagem SA/Sagem Défense Sécurité, Sagem SA/Sagem Communication and Sagem SA/SAFRAN Informatique hive-down agreements.

The Supervisory Board authorized:

— acquisition projects:

- purchase of Alcatel activities located in Valence (Space electronics and propulsion) by Sagem Défense Sécurité,
- Orga (chip card activities with various applications) by Sagem Défense Sécurité,
- and the creation by Sagem Communication in China of an R&D joint venture, owned 50/50 with Bird in the mobile phone sector.

— divestment projects:

- Wiring business by Sagem Communication,
- the subsidiary Cinch Connectors Inc., and Cinch Connectors Ltd. engineering and commercial activities.

Finally, it was decided in accordance with the Memorandum of Understanding signed by Sagem SA and Snecma in preparation of the merger operation, to appoint two representatives of company employees to the Supervisory Board, one representing former Sagem SA employees and one representing former Snecma employees. The appointment of the Chairman of the Supervisory Board of the mutual fund holding the most SAFRAN shares of each of the merged companies was proposed. These two new members will replace two current members originating from each of the merged companies.

#### *1.1.5 Appraisal of the operation of the Supervisory Board*

The size of the Supervisory Board was increased following the merger with Snecma, the final stage of which was completed at the Annual General Meeting of shareholders on May 11, 2005. An assessment of its activities will therefore be performed in 2006 after approximately one year of operation.

#### *1.1.6 Attendance fees*

Total attendance fees paid to members of the Supervisory Board in 2005 was amended to take account of the increase in the number of members from 12 to 18. Up to March 17, 2005 attendance fees were calculated based on the annual amount applicable at this time, that is €400,000. After this date, attendance fees were calculated based on an annual amount of €670, 000, in accordance with the decision of the Shareholders' Meeting of December 20, 2004. Finally, members of the Supervisory Board waived their entitlement to part of these attendance fees in favor of the Board advisors (*censeurs*).

### 1.2 Supervisory Board sub-committees

The activities of the Supervisory Board are governed by internal rules which incorporate the majority of corporate governance recommendations. The Board's internal rules provide for decisions in certain areas to be prepared by special Committees composed of members of the Supervisory Board, appointed by the Board for this purpose. These special Committees review the matters within their remit and submit their opinions and proposals to the Board.

There are four Committees: the Audit Committee, the Compensation and Options Committee, the Appointments Committee and the Strategy Committee. Written minutes are drawn up for the meetings of each of the Committees. The term of office of members of special committees coincides with their term of office as member of the Supervisory Board and may be renewed when their term of office as member of the Supervisory Board is renewed.

At the recommendation of its Chairman, who chaired all the Committees, the Supervisory Board decided in its meeting of July 26, 2006, to appoint a different Chairman to each Committee and to double the variable portion of attendance fees granted to each Committee Chairman, with the exception of the Chairman of the Supervisory Board.

In addition, the Supervisory Board decided in its meeting of December 20, 2005, to create an Ethics Committee to resolve any questions which may arise concerning ethics, corporate governance, and the reputation of the Group. This Committee comprises incumbent Committee chairmen and is chaired by the Vice-Chairperson of the Supervisory Board. The Supervisory Board internal rules must therefore be updated, and will be available for consultation by shareholders at the Company's headquarters.

### 1.2.1. *Audit Committee*

#### 1.2.1.1 Composition and responsibilities

Since March 17, 2005, the Audit Committee has five members; Messrs. Shemaya LEVY, Committee Chairman since July 2005, Mario COLAIACOVO, Jean-Yves LECLERCQ, Michel LUCAS and Michel TOUSSAN.

The Audit Committee has the following responsibilities:

(a) with regard to the review of accounting and financial documents:

- to review the draft half-yearly and annual company and consolidated financial statements prepared by the financial department before these are submitted to the Supervisory Board and, in particular, to review any changes to accounting method and rules applied in preparing the financial statements,
- to review the financial documents issued by the Company at the time of drawing up the annual financial statements and if need be to express an opinion thereon,
- to oversee the quality of procedures to ensure compliance with stock market regulations,
- to review draft financial statements for the requirements of special transactions, such as contributions, mergers, payments of interim dividends, etc. made necessary by market transactions,
- to review the authorization requests submitted by the Executive Board to the Supervisory Board in connection with major acquisitions or divestments and capital increases.

(b) with regard to the internal and external audit of the Company:

- to review proposals to appoint statutory auditors of the Company and their fees,
- to review each year with the statutory auditors:
  - their audit plan and conclusions,
  - their recommendations.
- to review the follow-up of the recommendations made by the statutory auditors,
- to assess the Group's internal control systems,
- to monitor the schedule of Group risks,
- to review internal control objectives, work schedules and action plans:
  - the findings of audits and actions,
  - recommendations and the follow-up thereof,
- to review the program and the results of the internal audit to check that the procedures used to draw up the Company's financial statements present a fair view of the Company and comply with accounting rules,
- to assess the reliability of the systems and procedures used to prepare the financial statements and the validity of decisions taken for the treatment of major transactions,
- to review the reporting of accounting information by foreign subsidiaries.

#### 1.2.1.2 Activities of the Audit Committee

The Audit Committee met five times in 2005. The attendance rate of members at meetings was 95.65% in 2005.

The Chairman of the Committee reported to the Supervisory Board on the Committee's work.

The statutory auditors attended the meetings of the Audit Committee.

During 2005, the Committee reviewed the draft annual and interim consolidated financial statements before they were submitted to the Supervisory Board and expressed its opinion on these financial statements.

The Group's balance sheet was presented to the Committee.

During 2005, the Audit Committee examined the Group financial statement drawn up to June 30, 2005, presented by the Executive Board and the Executive Vice-President, Economic and Financial Affairs, and commented on by the statutory auditors.

The Committee was also informed of the content of the internal audit report prepared in respect of the Mobile Telephone business at the request of the Executive Board. This report proposed the implementation of measures to improve the internal controls of this activity. It provided the Supervisory Board with a satisfactory response to the questions which led it to request this audit.

In addition, the Audit Committee was kept informed of an internal control roll-out program in Group companies and the extent of progress.

In 2005, led by the Group Risks Department, SAFRAN Group continued its systematic formal internal reporting of risks, with the contribution of "owners" and risk managers.

The similarity of the Sagem and Snecma risk identification and reduction approaches facilitated their harmonization post-merger in 2005. Common tools were harmonized within the new Group structure: scale of impact, frequency, control and list of functional processes.

This ongoing approach seeks to establish a mapping adapted to the development of the risk management process, identify the emerging risks and enable managers to develop, where appropriate, limiting or protective solutions and other control activity players to better assess the relevance and effectiveness of internal control measures.

### *1.2.2 Compensation and Options Committee*

#### 1.2.2.1 Composition and responsibilities

Since March 17, 2005, the Committee has four members, Messrs. François DE COMBRET, Chairman since July 2005, Mario COLAIACOVO, Jean-Marc FORNERI and Bernard VATIER. The Remuneration and Options Committee:

- proposes to the Supervisory Board the compensation of executive officers and the criteria for setting the variable portion of this compensation; it oversees application thereof;
- informs the Supervisory Board of the stock option policy and issues an opinion on the list of beneficiaries; no stock options were granted in 2005;
- is informed of the Group's compensation policy, in particular in respect of key executives.

#### 1.2.2.2 Activities of the Compensation and Options Committee

The Compensation Committee met three times in 2005. The attendance rate of members at meetings was 100%.

The Committee considered the compensation of executive officers, that is members of the Executive Board, employee members of the Supervisory Board and the Chairman and Vice-Chairperson of the Supervisory Board. It also gave its opinion on the compensation of management executives of the Group head company.

### *1.2.3 Appointments Committee*

#### 1.2.3.1 Composition and responsibilities

Since March 17, 2005, the Committee has five members: Messrs. Michel LUCAS, Chairman of the Committee since July 2005, Mario COLAIACOVO, Philippe JOST, Jean-Yves LECLERCQ and Bernard VATIER.

The Committee is responsible for making proposals to the Supervisory Board on the appointment of members and on the replacement of executive officers, in particular in the event of an unforeseeable vacancy.

It reviews the activities of the Supervisory Board and recommends to the Supervisory Board the presentation of its members in the annual report and notably the list of independent members.

It is responsible for all proposals concerning the composition of the Supervisory Board. The Chairman of the Appointments Committee is informed in advance of all appointments to the Group Management Committee.

1.2.3.2 Activities of the Appointments Committee

The Appointments Committee met once in 2005. All members attended this meeting, during which the implementation of a procedure for the appointment of an employee shareholder representative to the Supervisory Board was proposed, in order to comply with the agreement signed by Sagem and Snecma prior to the merger.

*1.2.4 Strategy Committee*

1.2.4.1 Composition and responsibilities

Since March 17, 2003, the Committee has six members: Mr. Mario COLAIACOVO, Chairman, Mrs. Anne LAUVERGEON and Messrs. François DE COMBRET, Philippe JOST, Pierre MORAILLON and Dominique PARIS; in addition, Mr. Jean-Yves Leclercq attended Committee meetings as an invited guest.

The Committee is responsible for reviewing and assessing any investments and divestments planned by the Company that could have a major impact on the Company in terms of external and internal expansion. Meetings are called by the Chairman of by half of its members. The Executive Board attends Committee meetings.

1.2.4.2 Activities of the Strategy Committee

The Committee met three times in 2005, with an attendance rate of 88.88%, in order to review various projects including the creation of an R&D joint venture in China, owned 50/50 with Bird, in the mobile telephone sector, the acquisition by Sagem Défense Sécurité of Orga in Germany, the sale of its Wiring business by Sagem Communication, the sale of Techlam (elastomer connections), the sale of Snecma's satellite mechanism business, the sale of Rolls Royce's land turbine maintenance business, the sale of the aircraft passenger seat system business and the sale of Cinch Inc. and the engineering activities of Cinch Ltd.

The Committee has already held its first meeting in 2006.

### 1.3 The statutory auditors

The financial statements of the company are certified jointly by Deloitte & Associés, represented by Messrs. PICARD and BATTISTI and by Constantin Associés, represented by Mr. SEGURET.

The statutory auditors were appointed for a six-year term of office by the Annual General Meeting of April 21, 2004.

This term of office expires at the end of the Annual General Meeting in 2010.

## II — INTERNAL CONTROL PROCEDURES IMPLEMENTED BY THE COMPANY

### 2.1 Definition of internal controls and objectives

Pursuant to the application of the Financial Security Act (*Loi de Sécurité Financière*), SAFRAN Group decided to formally document its internal control procedures based on the COSO[(1)] international framework.

The Group defines internal control as a process implemented by its Executive Board, management and personnel to provide reasonable assurance as to the realization of the following objectives:

— the implementation of Company strategies and the effective conduct of operations;

— the fairness and reliability of financial reporting; and

(1) COSO: Committee of Sponsoring Organizations of the Treadway Commission

— compliance with applicable laws and regulations.

Internal control thus contributes to the safeguarding of assets and the prevention of any organizational dysfunctions.

One of the objectives of the internal control system is to guard against and control the risks resulting from the activities of the Company and the risk of error, notably in the accounting and financial sector.

As for all control systems, it cannot provide an absolute guarantee that these risks are fully eliminated.

## 2.2 Key components of SAFRAN Group internal control

### *2.2.1 Internal control environment*

SAFRAN is a decentralized industrial group, in the sense that each subsidiary directly manages the operational aspects related to its activity.

#### 2.2.1.1 Group organizational structure

The organizational structure is based on:

— a head company, responsible for the strategic management, organization and development of the Group;

— four branches grouping together the companies and entities dedicated to Aerospace Propulsion, Aircraft Equipment, Defense Security and Communications;

— subsidiaries by business line.

Within the guidelines defined by the Executive Board of the head company and under its control, each subsidiary assumes all the functions and responsibilities of a company with respect to legal, commercial, technical, industrial, economic, financial and social issues.

The SAFRAN Group head company adopted (at the Shareholders' Meeting of April 26, 2001), the legal administrative form of Executive Board and Supervisory Board.

Under the authority of the Executive Board, the primary missions of the head company are:

— to define and lead the strategy of the Group;

— to assure the governance and control of Group companies. A certain number of rules laid down in procedures have been adopted by he Executive Board concerning, in particular:

- corporate governance in Group companies;
- relations between subsidiaries and the Group head company;
- to perform certain services on behalf of all Group companies;
- to lead or coordinate actions intended to develop the reputation of the Group or increase its effectiveness.

#### 2.2.1.2 Key Group players

The Executive Board

The Executive Board, pursuant to its general responsibilities and notably the requirement to prepare and publish Group financial statements, has implemented an internal control system aimed at guaranteeing the quality of accounting and financial information.

Branch Executive Management

The Chairman of the Executive Board delegates his authority to Branch executive management to direct and monitor the activities of the companies included in their respective branches with regards to:

— setting objectives;

— monitoring results;

— implementing decisions regarding strategic issues concerning Group companies;

— the operational supervision of companies, coordination and leadership of transversal actions.

The Strategy and Development Department ensures, in liaison with executive management of the branches concerned, the consistency of strategic issues in each of the subsidiaries with the strategic direction of the Group, the relevancy of proposed actions and the compatibility with the overall context in which the Group operates.

The Quality Department, coordinates, for the entire Group, progress actions relating to quality in close conjunction with the Quality departments of the different Group companies. It represents the Group in national and international Quality bodies.

The Research and Technology Department is responsible for monitoring and anticipating technology advances. It monitors and coordinates the R&T actions of Group companies.

The Economic and Financial Affairs Department, oversees the financial management of subsidiaries and centralizes and coordinates financing, cash, tax, budget process, reporting, consolidation of the accounts and mergers/acquisitions.

The Department of Social and Institutional Affairs, coordinates, for the Group, the drafting of the social policy and internal and external communications in close conjunction with Branch CEOs and the chairmen and human resource directors of the different Group companies. It has authority over the following departments: Group communication, institutional relations, employment relations, sustainable development and the department responsible for safeguarding the Group and its assets.

The Corporate Secretary, in addition to his role of secretary to the Board of Directors, is responsible for defending Group interests, ensuring the protection and growth of its assets and developing its entities. He works with the risk department, the Group's internal audit department, the legal department, and the real-estate and insurance department. He identifies the key risks facing the Group and assesses the probability and impact of such risks on the economy and Group results. He ensures the implementation of adequate prevention measures and coverage, within the framework of the policy defined by the Group Risk Committee.

2.2.1.3 Independent players

Independent players are also involved in internal control:

— the Supervisory Board Audit Committee to which the statutory auditors report on the performance of their engagement, and which examines the financial statements and accounting procedures presented by the Executive Board and management;

— the statutory auditors who, in addition to the audit and certification of the company and consolidated financial statements, organize regular procedures to assess the solidity of procedures of the different company cycles contributing to the preparation of accounting and financial information.

2.2.1.4 Group values

SAFRAN Group has adopted a common set of values shared by all Group employees and governing its actions.

An Ethics Charter, communicated throughout the Group, sets out the principles governing the conduct of personnel, so as to better protect the image and assets of the Company. Each subsidiary is responsible for its implementation in day-to-day operations. It is now included in the procedures manual.

*2.2.2 Determination of a risk identification and control system*

2.2.2.1 Due to the sectors in which the Group applies its technologies (aerospace, telecommunications, defense and security) and the nature of its customers (aircraft manufacturers, airlines, space agencies, armies, government bodies, telecom operators, etc.) SAFRAN operates in a highly regulated and controlled environment.

It must satisfy extremely demanding quality and compliance requirements in technical (authorizations, customer quality audits) economic (export authorizations, public contract cost controls) and environmental areas.

Various control and certification authorities monitor compliance with these standards. The Group has implemented systems in order to ensure, from the design stage, a high level of product security (ISO 9000 and 14000).

2.2.2.2 Identification of risks

In 2005, SAFRAN continued to implement the formal approach aimed at identifying and measuring the main risks, steered by the Group Risk Department.

Notably, the existing rules and procedures in this area in the Sagem and Snecma Groups prior to the merger were harmonized. New common tools have been adopted within the new Group structure: scale of impact, frequency, list of functional processes subject to risk analysis.

For organizational purposes, each leading subsidiary[1] has a ''risk manager'' responsible for:

— preparing the risk mapping;

— defining and implementing the risk control policy in accordance with the approach and methodology defined by the Group;

— implementing a ''Products and services integrity'' program and monitoring performance;

— implementing a crisis management system and coordinating application in the event of an incident.

A Group Risk Committee met several times during the year to analyze the major risks to which the Group is exposed.

### 2.2.3 *Internal control procedures*

In terms of financial and accounting reporting procedures, the Group applies consolidation procedures which are regularly updated and which were recently adapted in line with IFRS[2].

The consolidation software package contains the controls necessary to ensure the consistency of components used in the consolidation of the financial statements.

Group company consolidation packages forwarded to the Group Finance Department are formally validated by the Finance Director of the company concerned.

The Chairman of the Executive Board receives two representation letters from the main Group companies, one concerning the true and fair view presented by and the reliability of the accounts signed by the Chairman and Finance Director of the company concerned and a second on internal controls and signed by the Chairman of the subsidiary.

Chairmen of second-level subsidiaries must also submit a representation letter concerning internal controls to the Chairmen of their parent company.

The Group applies, for accounting purposes, French regulatory texts and the recommendations presented in the GIFAS professional accounting guide (*French Aerospace Industrial Grouping*).

The SAFRAN Group financial statements for the half-year ended June 30, 2005 were prepared for the first-time in accordance with IFRS in the form of interim accounts as defined in AMF (French Financial Markets Authority) General Regulations.

In addition, the rules applicable to merger-absorptions and as such to the absorption of Snecma by Sagem had a significant impact on the opening balance sheet and the financial statements of the new merged entity.

Headquarter specialized departments are responsible for monitoring and following-up standards and regulations within the SAFRAN Group (Corporate Secretary and Legal Department, Department of Social and Institutional Affairs, Department of Economic and Financial Affairs). Within their area of expertise, each department leads and coordinates a network of correspondents in the various Group companies.

(1) A ''major subsidiary'' is a direct subsidiary of the SAFRAN parent company, which is included as a result of its economic weight in the budget and planning process.

(2) IFRS: International Financial Reporting Standards

### 2.2.4 *Reporting and communication*

Each year, the budget and planning process results in the formalization at Group level of objectives for each subsidiary.

A budget committee examines actual figures each quarter, defines any corrective measures necessary and validates, where appropriate, new objectives for the year.

The subsidiaries prepare monthly budget and financial reports regarding their activity. Monthly meetings are held that include the Department for economic and financial affairs and the financial directors of the subsidiaries in order to follow-up and comment on reporting elements.

On a weekly basis, Group parent company executive management receives a report from each subsidiary summarizing the main events concerning its activity. The main procedures governing Group operations are assembled in a documentation system, accessible via the Group intranet. This manual is structured by major process.

### 2.2.5 *Internal control management*

The general internal control process is supervised, according to each area of responsibility, by the Group parent company management team, which relies on various central departments, on the Group Audit and Internal Control Department and on the internal control roll-out program, currently in progress.

The Group Audit and Internal Control Department comprises fifteen individuals and is responsible, in particular, for monitoring on a constant basis the proper understanding and effectiveness of the internal control system across the entire Group.

The Group Audit and Internal Control Committee meets twice a year. It is led by the Group Internal Audit and Control Director and made up of representatives of SAFRAN general management and the finance directors of the main Group companies.

This Committee:

— determines the general strategies concerning the audit plan, taking into account the specific assignments performed by the statutory auditors;

— examines the main recommendations formulated by the statutory auditors;

— duly notes the main corrective measures initiated.

— examines the conclusions of internal control procedures, with regard to both related audits and those resulting from the corporate approach within the Group.

All of these procedures are described in the SAFRAN Group internal audit charter.

The audit plan is approved by the committee of chairmen of Group companies, under the authority of the Chairman of the Executive Board. It is then presented to the Supervisory Board Audit Committee.

## 2.3 Implementation of the Group internal control roll-out project

*2.3.1* The Group has implemented an internal control project concerning the reliability of accounting and financial information

An ''Internal control roll-out'' steering committee, placed under the authority of the Chairman of the Executive Board:

— examined in 2005 the conclusions of procedures performed during the year,

— and determined the principal directions to be taken at Group level.

The ''Internal control roll-out'' operating committee, chaired by the Group Corporate Secretary, brings together the finance directors of leading Group subsidiaries with the Internal Audit and Control Director to monitor project progress.

*2.3.2* The Group implemented an internal control monitoring system based notably on a central team and managers appointed in each subsidiary concerned. At the end of 2005, this structure covered forty main Group companies and will be rolled-out to all companies in 2006.

*2.3.3 Application of the Group standards base*

The Group parent company and the main Group subsidiaries implemented a documentation program and tests of key internal control points for each of these processes. This program enables the adequacy of standards base procedures to be measured in each of these entities.

A questionnaire-based approach was adopted for the other Group subsidiaries; this approach is based on the same internal control requirements and enables an analysis leading to an assessment of the appropriateness and effectiveness of existing procedures to be performed.

This program covered the following processes in 2005:

— Accounting and financial control of programs

— Company account period-end procedures

— Purchases and supplier relations

— Cash management

Action plans are drafted on completion of these assessments.

The scope currently concerned by the internal control roll-out program covers approximately 96% of revenue of the Aerospace Propulsion and Aircraft Equipment branches.

In the Communications and Defense Security branches, the two main companies concerned participated in the Group program in the second half of 2005, based on the existing Sagem Group internal control system, with full roll-out scheduled for 2006.

The statutory auditors reviewed the various descriptive documents and procedures performed during internal control roll-out.

The Supervisory Board Audit Committee received reports on the different project phases and will be kept regularly informed of progress.

*2.3.4 New internal control resources*

An IT tool specifically dedicated to this project was implemented in 2005. It collates all process and test procedure documentation concerning the key control aspects, as well as action plans.

*2.3.5 Impact of the Sagem/Snecma merger*

The Group resulting from the merger sought in 2005 to harmonize the internal control approaches of the two companies.

**2.4 2006 action plan**

In addition to completing roll-out of the internal control program to all activity branches, the 2006 action plan includes audit assignments aimed at ensuring the quality of the self-assessment approach, at both assessment level and with regards to implementation of action plans.

### 16.3.2. Declaration of compliance by SAFRAN with corporate governance requirements in France

SAFRAN complies with corporate governance requirements in France.

Employee-representative bodies were consulted on the Sagem-Snecma merger, the privatization of Snecma and the creation of new companies hived-down from Sagem in accordance with legal requirements at the beginning of 2005. In accordance with regulations, this consultation process was performed at parent company level and within the different companies and potentially their facilities, within the required timeframe.

Under the share exchange/purchase bid by Sagem for Snecma, the French State sold part of its investment. 9,370,472 Snecma shares were subscribed by Snecma Group employees within the framework of this bid.

The Shareholders' Meeting of May 11, 2005 authorized a plan to grant free shares to employees of the former Sagem SA.

The creation of the new Group required the opening of discussions with employees as a result of the cancellation, following the merger, of contractual measures or mandatory consultative structures and the need to harmonize the status of headquarter employees.

These negotiations enabled the signature of an *Employee profit-sharing agreement* covering the entire Group and demonstrating solidarity and social consensus, and a *Group Employee Savings Plan.*

An agreement was negotiated in order to set up a new *Group Committee.* This agreement was finalized in December 2005 and must be submitted for approval by all companies at the beginning of 2006, pursuant to the provisions of the Employment Code.

Administrative steps were taken in order to enable the production of *Group management reports* and unified statistics encompassing all employee data, both in France and in facilities located abroad. In addition, the *management of senior executives* receiving a compensation package including a bonus was harmonized and centralized.

The management of high potential Group managers was also unified and the SAFRAN University extended its areas of expertise to cover the new Group, welcoming 1,000 managers in 2005.

The Group recruited 2,600 new employees during 2005, resulting in a net increase in employee numbers on a constant Group structure basis. 54% of new recruits were managers or engineers. In order to improve their understanding of the Group and strengthen team spirit, 1,000 engineers and managers recruited or promoted during the year spent two days at the *Futuroscope* theme park for a presentation of the Group's activities.

The *Internal transfer policy* benefited from the increased size of the Group and enabled inter-company transfers at management level, principally in the financial affairs sector. A similar program is being prepared in the human resources sector with implementation scheduled for the beginning of 2006.

In terms of Reporting and Communication, *communication campaigns* were carried out in order to establish the image of the new SAFRAN Group; its presence at the Bourget Air Show contributed significantly to this image positioning. The creation of the Group and its new corporate name required the drafting of a *Graphics Charter,* adopted by all companies and sites. Finally a new *Internet site* was created including a sizeable Human Resources section.

Progress measures (Action V) and industrial modernization operations were closely *accompanied at a social level,* with regards to consultation of employee representative bodies, relations with government bodies, and the implementation of employee retraining measures where necessary. Of particular note are the development of Centers of Industrial Excellence by Snecma, the reorganization of Aircelle, the sale of Sagem Communication's wiring business and the sale of Messier-Bugatti's passenger seat business.

## 17.1. Human resources and employee relations

### 17.1.1. Employees

As of December 31, 2005, the Group had 58,060 employees.

The following table presents a breakdown of Group employees as of December 31, 2005 by branch:

| | December 31, 2005 | | |
|---|---|---|---|
| | **France** | **Abroad** | **Total** |
| **Aerospace Propulsion** | 18,229 | 3,199 | 21,428 |
| **Aircraft Equipment** | 9,985 | 8,801 | 18,786 |
| **Defense Security** | 6,838 | 2,220 | 9,058 |
| **Communications** | 4,441 | 3,837 | 8,278 |
| **SAFRAN, SAFRAN Informatique, SAFRAN Conseil** | 510 | | 510 |
| **SAFRAN Group** | 40,003 | 18,057 | 58,060 |

*In France,* the Group has 40,003 employees.

These 40,003 employees are 31% management staff, 32% technicians, 4% supervisors, 9% office staff and 24% line workers.

26% of employees devote their time to research and development activities (RTDI).

The Group bolstered its policy of reducing the average age of the workforce and adding new expertise, by hiring 2,600 new employees. New employees included 1,400 management staff (54%), over one-third of which were recruited by the Aircraft Equipment branch.

57% of new hires were under 30 years of age and 23% were women.

As in 2004, recourse to fixed-term contracts was limited, accounting for less than 1% of employees at the end of 2005.

Temporary staff represented less than 10% of the workforce and concerned on average 3,994 employees. Nearly half of temporary staff were employed by the Communications branch, which makes greatest use of this type of labor due to significant fluctuations in its activity levels.

450 individuals benefited from internal transfers between Group companies, Over half of these transfers concerned management staff (56%).

At an *International* level, the Group continued to consolidate its presence with the acquisition of Orga by the Defense Security branch, which employs 1,500 individuals in four countries (Brazil, Germany, India and Russia).

The following table presents a break down of employees by geographical areas as of December 31, 2005:

| Region | Country | Employees |
|---|---|---|
| **Europe** | France | 40,003 |
| | United Kingdom | 1,943 |
| | Belgium | 1,537 |
| | Germany | 1,224 |
| | Other European countries(*) | 1,029 |
| | Russia | 215 |
| **North and South America** | Mexico | 2,511 |
| | United States | 2,804 |
| | Canada | 942 |
| | Brazil | 633 |
| | Uruguay | 15 |
| **Africa** | Tunisia | 1,481 |
| | Morocco, Mauritius | 469 |
| | South Africa | 286 |
| **Asia** | China | 1,908 |
| | Singapore | 348 |
| | India | 579 |
| | Japan | 16 |
| | Taiwan | 5 |
| | Middle East (United Arab Emirates) | 6 |
| **Oceania** | Australia | 106 |
| **Total** | | **58,060** |

(*): Austria, Czech Republic, Denmark, Hungary, Italy, Netherlands, Poland, Portugal, Romania, Spain, Sweden, Switzerland

In addition, some 470 expatriates work in 56 countries. They provide customers with commercial and technical services in the main countries.

### 17.1.2. Human Resources Policy

*17.1.2.1. Training — Company University*

The Group has an extensive training budget, as it considers it to be an investment in both employees and companies. Training programs at Group companies average 3% to 4.5% of payroll.

The role of the Company University, created at the end of 2002 by Snecma Group, was confirmed on the creation of SAFRAN Group.

This University provides General Management with a support for accompanying changes in the Group and preparing SAFRAN managers to meet future challenges, namely to:

— Foster a Group culture and facilitate teamwork through better mutual understanding and exchange of best practices;

— Help current and future senior managers assume their new responsibilities, and allow them to acquire knowledge and learn the methods and demeanor needed to perform their jobs;

— Support major Group projects through appropriate training;

— Circulate "state-of-the-art" management techniques, based on training sessions and external presentations.

SAFRAN University is primarily intended for those persons who currently exercise, or will be called upon to exercise major responsibilities within the Group. The courses offered provide short, medium and long-term preparation for situations involving transfers of all types: between Group companies, between different regions/ countries and between different jobs.

SAFRAN University is also an ideal resource for accompanying the merger of Sagem and Snecma and facilitates the integration of companies that join the Group.

The University welcomed 1,007 managers in 2005, representing the different companies of SAFRAN Group.

*17.1.2.2. Compensation trends*

Group companies negotiated salary plans in 2005 providing for an average increase in compensation equal to more than 3% of payroll. This was accomplished by general and individual raises for employees, and specific raises for management staff.

*17.1.2.3. Incentive schemes and profit-sharing*

Each Group company signed or renewed agreements concerning incentives schemes based on their three-year term. Incentive payments are linked to the net income posted by each company, and its change on the previous year. If applicable, this indicator is rounded out by other indicators measuring performance criteria that are chosen by each company according to their relevance. The total amount is then divided individually among the employees in proportion to salaries, taking into account a minimum salary in the case of certain agreements.

A Group profit-sharing agreement was signed on June 30, 2005 by the SAFRAN Group Human Resources Department and all union representative bodies.

This replaced the agreement signed at the beginning of the year by Snecma Group. Under this agreement, the profit-sharing generated by each SAFRAN Group company is pooled within a ''Global profit-sharing special reserve''. All Group employees therefore receive profit-sharing calculated and allocated based on common principles and methods.

*17.1.2.4. Early retirement measures*

Approximately 520 employees in total were included within the scope of one of the early retirement schemes applied by French Group companies during 2005.

Early retirement of certain employees (CASA)

This scheme falls within the scope of regulatory provisions known as *Cessation d'Activité de certains Travailleurs Salariés* (CATS). The ''CASA'' agreement defines the conditions for early retirement starting at 55 years of age for employees having worked at night, or in shift work, during part of their careers, provided that such employees have a sufficient number of quarters worked at age 60 to receive a pension. Eligibility for these schemes is accompanied by the payment of an indemnity and the maintenance of members under each company's social protection plan.

In 2005, Snecma, Hispano-Suiza, Messier-Dowty and Messier-Bugatti allowed 840 employees to take advantage of the French government's CASA scheme (*Cessation d'Activité des Salariés Agés*), created by the extended branch agreement of July 26, 1999.

In addition, 540 employees benefited from a CATS measure in 2005.

Other early retirement schemes

The progressive early retirement schemes implemented within the scope of *Fonds National de l'Emploi* agreements continued in four Group companies until December 31, 2005, and concerned 688 employees.

The application of the agreement concerning the early retirement of workers involved with asbestos, signed by Snecma Propulsion Solide in 2002, resulted in the departure of 77 employees in 2005.

Agreements allowing for the early retirement of employees having performed certain arduous jobs were renewed in several Group companies (Snecma Services, Snecma, Messier-Dowty).

Within Turbomeca, 105 employees retired before the age of 60 under the French Fillon Law (long careers).

Management of the age pyramid and transfer of expertise

A policy has been defined in this sector based on the work carried out by the holding company and the subsidiaries.

Along the same lines, Snecma Moteurs set up in 2002 a skills enhancement support initiative, which has three main objectives: increase the number of internal transfers, especially from activities where there will be too many employees in the future towards growth disciplines; allow employees to develop their skills

through a gradual introduction to work situations, supported by training; and giving volunteer employees the opportunity to implement a project with the help of the company.

*17.1.2.5. Integration of disabled workers*

Group companies continued their commitment to a proactive policy of integrating disabled persons. For example, Snecma created in 2000 a handicap structure that acts in partnership with Agefiph and specialized associations for the hiring and continued employment of disabled workers, and the development of subcontracting in a protected environment. As of December 31, 2005, disabled workers represented 5.8% of the workforce, on a full-time equivalent basis.

### 17.1.3. Employee relations

Each Group company has an employee negotiation policy which takes account of commitments given and the economic capacity of each company.

Group Management wished to have an employee representation structure at Group level immediately following the merger (May 2005), in order to continue an active management/employee dialogue.

Negotiations were held into the creation of a Group Committee based on the new Group structure. Upon completion of agreement validation formalities, the Group Committee should hold its first meeting in the first half of 2006.

A SAFRAN Group profit-sharing agreement was signed unanimously on June 30, 2005 by all union organizations. Pursuant to this agreement, all SAFRAN Group employees receive a harmonized level of profit-sharing obtained by pooling profit-sharing special reserves.

Finally, a Group Employee savings Plan was negotiated and signed by the unions (CFE-CGC, CFTC and CGT-FO), and will come into effect in 2006. This agreement rationalizes employee savings measures, grouping together within a single Group Employee Savings Plan the Sagem Company Employee Savings Plan and the Snecma Group Employee Savings Plan.

The new Group Employee Savings Plan:

— widens the range of investment profiles available to employees by granting access to five FCPEs (corporate mutual funds) with different management profiles,

— allows payments into the shareholder FCPE, receiving contributions from the company,

— enables the transfer of outstandings to other investment supports after the end of the period during which investments are frozen.

### 17.1.4. Community relations

In general, the Group's facilities maintain close relations with their local and regional environments, and contribute to spreading the Group's influence through active participation in the local social and economic fabric.

One focus at the Group is welcoming young people for work-study programs, or through apprenticeships and internships at various levels. As such in 2005, the Group signed the Apprenticeship charter in June 2005, which aims to increase the number of apprentices.

The Group's French facilities welcomed over 4,000 young people (including 650 apprentices). In the science and technology sector, the Group develops partnership actions with public research laboratories (CEA, CNRS, etc.) and with science universities both in France and abroad. The Group is represented on the boards of schools specialized in high-tech disciplines applied in aviation.

### 17.1.5. Social works managed by the works council

The contribution paid by Group companies to their works councils for social works varies between 1% and 5% of the total payroll.

## 17.2. Profit-sharing and inventive schemes

### 17.2.1. Profit-sharing

Total profit-sharing paid by Group companies during the last six years is as follows:

| | (in € millions) |
|---|---|
| 2000 | 45.2 |
| 2001 | 53.0 |
| 2002 | 25.0 |
| 2003 | 47.5 |
| 2004 | 46.5 |
| **2005(*)** | **40.0** |

(*) new Group structure

### 17.2.2. Incentive schemes

In nearly all Group company, the total amount of incentive payments may not exceed 5% of payroll. The principal underlying criterion is an improvement in the economic performance of each company.

Total incentive payments made by Group companies during the last six years are as follows:

| | (in € millions) |
|---|---|
| 2000 | 36.8 |
| 2001 | 40.0 |
| 2002 | 41.2 |
| 2003 | 39.7 |
| 2004 | 44.5 |
| **2005(*)** | **34.0** |

(*) new Group structure

### 17.2.3. Group Employee Savings Plan

Snecma Group signed an agreement with the unions (CFE-CGC, CFTC, CFDT and CGT-FO) on March 9, 2005, creating a new Group Employee Savings Plan applicable in its 23 companies.

This agreement harmonized employee saving structures within the Group by bringing together within a single savings plan the diversified mutual funds of Group companies and the employee shareholders fund of the Group Employee Savings Plan. All group employees in France therefore had access to eight corporate mutual funds within the new Group Employee Savings Plan.

In addition, Sagem SA employees in France had access to a Corporate Employee Savings Plan comprising four corporate mutual funds, three of which dedicated to employee share ownership.

Each of these plans receives profit-sharing contributions and additional voluntary amounts (for example, incentive payments).

Negotiations aimed at harmonizing employee savings schemes were launched at the end of 2005 and led to the signature of a new Group Employee Savings Plan bringing together all the funds in January 2006.

A commitment to hold securities exists between Club Sagem and SAFRAN (see Section 18.6 below).

### 17.2.4. Option plan

Outstanding option plans granted to employees are presented in Section 21.1.6. below.

## 17.3. Agreement providing for employee share ownership

See Section 20.1.8.2. note 21-2.

# 18. MAIN SHAREHOLDERS

## 18.1. Breakdown of share capital and voting rights

### 18.1.1. Breakdown of share capital as of January 1, 2005

| SHAREHOLDER | Number of shares | % Share capital | Number of voting rights | % Voting rights |
|---|---|---|---|---|
| PRIVATE INVESTORS | 68,759,102 | *38.74%* | 73,409,886 | *30.79%* |
| AREVA | 30,875,680 | *17.39%* | 55,620,760 | *23.33%* |
| CLUB SAGEM | 28,290,930 | *15.94%* | 32,387,770 | *13.59%* |
| CURRENT AND FORMER EMPLOYEES | 18,963,883 | *10.68%* | 36,772,961 | *15.42%* |
| EMPLOYEE CORPORATE MUTUAL FUNDS (FCPE) | 10,874,060 | *6.13%* | 15,153,100 | *6.36%* |
| CDC | 7,351,760 | *4.14%* | 10,699,760 | *4.49%* |
| BNP PARIBAS | 7,181,180 | *4.05%* | 14,362,060 | *6.02%* |
| Treasury shares | 5,203,405 | *2.93%* | 0 | *0.00%* |
| **TOTAL** | **177,500,00** | ***100.00%*** | **238,406,297** | ***100.00%*** |

### 18.1.2. Breakdown of share capital as of December 31, 2005

The following table presents a breakdown of the share capital and voting rights of the Company as of December 31, 2005 after Sagem-Snecma merger operations.

| SHAREHOLDER | Number of shares | % Share capital | Number of voting rights | % Voting rights |
|---|---|---|---|---|
| PRIVATE INVESTORS | 162,575,212 | *38.98%* | 171,842,758 | *34.5%* |
| FRENCH STATE | 128,607,442 | *30.84%* | 128,607,442 | *25.8%* |
| CLUB SAGEM | 32,313,765 | *7.75%* | 56,237,295 | *11.3%* |
| EMPLOYEE CORPORATE MUTUAL FUNDS (FCPE) | 31,000,473 | *7.43%* | 35,284,193 | *7.1%* |
| AREVA | 30,845,682 | *7.40%* | 59,436,432 | *11.9%* |
| CURRENT AND FORMER EMPLOYEES | 16,787,284 | *4.03%* | 31,985,838 | *6.4%* |
| BNP PARIBAS | 7,182,680 | *1.72%* | 14,365,360 | *2.9%* |
| Treasury shares(1) | 4,457,940 | *1.07%* | 0 | *0.0%* |
| Treasury shares(2) | 3,259,107 | *0.78%* | 0 | *0.0%* |
| **TOTAL** | **417,029,585** | ***100.0%*** | **497,759,318** | ***100.0%*** |

*(1) Purchase option plan*

*(2) Shares held by Lexwall 2 and Lexwall 13*

The share capital of Club Sagem is held 76.1% by the corporate mutual funds, 11.2% by employees and 12.7% by CM-CIC.

To the best of the Company's knowledge, no other shareholder holds more than 5% of share capital or voting rights.

### 18.1.3. Market in SAFRAN shares

Listing details

The SAFRAN share (ISIN Code: FR 0000073272 — Code ticker: SAF) is listed on segment A of the Euronext Paris Eurolist and is eligible for deferred settlement (see Euronext notice no.2005-1865 of May 11, 2005).

The SAFRAN share is included in the Euronext SBF 120, SBF 250, Euronext 100, CAC IT Large, CAC IT 20 and CAC NEXT 20 indices.


Share price movements since initial listing of the SAFRAN share


5,500
5,300
5,100
4,900
4,700
4,500
4,300
4,100
3,900
3,700
3,500
24.00
22.00
20.00
18.00
16.00
14.00
12.00
10.00
SAFRAN
CAC 40
January 3, 2005
January 31, 2005
February 28, 2005
March 30, 2005
April 27, 2005
May 25, 2005
June 22, 2005
July 20, 2005
August 17, 2005
September 14, 2005
October 12, 2005
November 9, 2005
December 7, 2005
January 4, 2005
February 2, 2006
March 2, 2006
March 30, 2006

## 18.2. Voting rights

Each participant at a Shareholders' Meeting has as many votes as the ordinary shares he/she owns or represents.

However fully paid up ordinary shares that have been registered in the name of the same shareholder for at least two years, of which evidence must be provided at least five days prior to the meeting, are granted double voting rights (by decision of the Shareholders' Meetings of 06/21/1974, 09/26/1983 and 12/18/2003). In the event of an increase in capital through capitalization of reserves, income, issue premiums and, in general, of all available amounts that may be capitalized, the said double voting right shall also be granted, from the issue thereof, to the bonus registered shares allocated to shareholders for existing shares for which they had said rights. However, for bonus new registered shares allocated for existing shares not entitled to double voting rights at the time of the capital increase, evidence that they have been registered in the name of the same shareholder for two years as from the grant date must be provided in order to avail of this double voting right. The merger of the Company shall have no impact on the double voting right, which may be exercised within the acquiring company, if its Articles of Association so provide.

Double voting rights cease for any share that is converted to bearer form or transferred. Nevertheless, the two-year period set above shall not be suspended and the vested right shall be retained in the event of transfer between registered shareholders following an intestate succession or succession by will or liquidation of a joint estate between husband and wife. The same shall apply in the event of a donation *inter vivos* in favor of a spouse or a relative entitled to inherit.

An Extraordinary Shareholders' Meeting may cancel double voting rights only with the authorization of a special meeting of the holders of such rights

## 18.3. Ownership or control of the Company

Not applicable.

## 18.4. Agreement, implementation of which could lead to a change in control

To the best of the Company's knowledge, there are no agreements as of December 31, 2005 implementation of which could lead to a change in control of the Company.

## 18.3. Shareholder agreements

Notice no. 203C2129 published by the AMF on December 15, 2003:

''An agreement between Sagem's shareholders, signed by Club Sagem, Cogema and BNP Paribas on December 12, 2003, which shall enter into force after the merger of Coficem into Sagem, was forwarded to the *Autorité des Marchés Financiers* (AMF).

The development of the Sagem Group and the size it has reached, the changes in its business area and economic and industrial environment since the incorporation of Coficem, the holding company of the MBO of Sagem, together with the present situation in the financial markets, lead us to adapt Sagem's shareholding structure so as, in particular, to favor the perception of Sagem shares in its market by increasing the free float and the liquidity, thereby enhancing the outlook for market value and growth.

Against this background, the purpose of the Agreement is:

— to curtail, for a limited period of time, the free transfer of Sagem securities owned by BNP Paribas and Cogema, so as not to interfere with the proper operation of the market for the security;

— to organize with Club Sagem, in the event of the transfer of securities, a pre-emptive right in accordance with the rules of reciprocity defined hereinafter.

The parties declare that they are not acting with others as there is no agreement between them to implement a policy with regard to the Company.

Commitments

BNP Paribas and Cogema undertake, for a period of 20 months from the date on which this agreement enters into force, not to transfer the securities issued to them in exchange for Coficem securities in the context of the merger. At the end of this lock-up period, BNP Paribas and Cogema may freely transfer said securities, subject to the terms applicable to the pre-emptive right.

With regard to their assessment of the Company's interests based on the specific nature of its corporate culture marked by the importance of its employee shareholding, which has historically been an essential factor in the development and industrial success of the Sagem Group, BNP Paribas and Cogema have each declared that they will not contribute their securities in the scope of a public offer that has not been approved by the Company's Supervisory Board. Correspondingly, BNP Paribas and Cogema undertake not to transfer securities on the market throughout the entire term of such offer. Said commitments shall be fulfilled in accordance with current stock exchange regulations.

Pre-emptive rights

The parties grant one another a pre-emptive right (with right of substitution) in the event of the transfer of securities representing at least 0.1% of the Company's voting rights after the merger (*) to one or more third parties. However, said pre-emptive right shall not be applicable in the scope of a takeover bid or a public share exchange offer.

(*) The beneficiaries, if they decide to exercise their pre-emptive right in connection with said transfer, shall notify the transferor within a period that ends at the close of the thirtieth trading day following receipt of notice of the transfer, provided that the transfer does not relate to more than 1% of the Company's capital and, beyond this threshold, within a period that ends at the close of the fifth trading day following receipt of said notice. Special time limits are provided for in the case of preferential subscription rights.

To assess the 0.1% threshold, an aggregate shall be made of the transferor's transfers during the 12 months period preceding the last transfer which caused it to reach the threshold in question.

Authorized transfers

The commitment not to transfer and/or the pre-emptive right shall not apply in the event of transfer by the parties of all or part of their securities to one of their affiliates, i.e. BNP Paribas and Cogema, or the Sagem Group mutual fund, i.e. Club Sagem, provided that the affiliate or the mutual fund in question has first unreservedly accepted the terms of the Agreement.

Entry into force, term, expiry

The Agreement shall enter into force for a period of five years on the date on which Sagem takes over Coficem and it shall not be automatically renewed after this term.

However, the Agreement shall end in advance in the following situations:

— in the event of non payment of the prices of securities bought pursuant to exercise of the pre-emptive right within the time limits provided for in the Agreement; the party who proposed the transfer may notify the other parties of its decision to terminate the Agreement for its part;

— if the percentage of voting rights held by Club Sagem and the company mutual funds set up in the scope of employee profit-sharing falls below 10% of the capital for a period of six consecutive months''.

## 18.6. Undertaking to keep securities

A collective undertaking to keep Sagem securities was given by 3,386 Sagem employees and former employees (and their beneficiaries) and Club Sagem on March 29, 2004. The natural persons and legal entities that signed the undertaking considered that it was in their interests to give a collective undertaking to keep their Sagem shares. This does not constitute a concerted action vis-à-vis Sagem.

Following the merger, these shareholders held 9.7% of SAFRAN's share capital and 14.5% of voting rights as of December 31, 2005. They include the following executive officers: Mario COLAIACOVO, Chairman of the Supervisory Board, Grégoire OLIVIER, member of the Executive Board and Messrs. DUPUY and LAGARDE, members of the Supervisory Board. This undertaking is given for six years, and does not contain any provision for its renewal

## 18.7. Changes in percentage holdings of ordinary shares and voting rights over the last three years

| Main shareholders | | 12/31/2003 | 12/31/2004 | 12/31/2005* |
|---|---|---|---|---|
| **PRIVATE INVESTORS** | Shares | 41.59% | 38.74% | 38.98% |
| | VR | 35.55% | 30.79% | 34.50% |
| **FRENCH STATE** | Shares | / | / | 30.84% |
| | VR | / | / | 25.80% |
| **Employee Corporate mutual funds** | Shares | 4.32% | 6.13% | 7.43% |
| | VR | 5.44% | 6.36% | 7.10% |
| **Current and former employees** | Shares | 11.00% | 10.68% | 4.03% |
| | VR | 17.90% | 15.42% | 6.40% |
| **CLUB SAGEM** | Shares | 13.13% | 15.94% | 7.75% |
| | VR | 10.71% | 13.59% | 11.30% |
| **AREVA** | Shares | 16.97% | 17.39% | 7.40% |
| | VR | 18.66% | 23.32% | 11.90% |
| **BNP PARIBAS** | Shares | 3.95% | 4.05% | 1.72% |
| | VR | 6.43% | 6.02% | 2.90% |
| **CDC** | Shares | 4.67% | 4.14% | 0.80%** |
| | VR | 5.31% | 4.49% | 1.30% |
| **Treasury shares** | Shares | 4.37% | 2.93% | 1.85% |
| | VR | 0% | 0% | 0% |

* Sagem/Snecma Merger

** Registered shares

## 18.8. Pledging of SAFRAN shares or assets

To the best of the Company's knowledge, as of the end of December 2005, 6,517,445 SAFRAN shares had been pledged by various shareholders, including 6,487,692 shares by Club Sagem (i.e. 1.55% of the share capital) to secure 2-3 year loans repayable in 2006 (for the most part) and 2007.

No assets have been pledged.

# 19. TRANSACTIONS WITH RELATED ENTITIES

## 19.1. Relations with the French State

In 2005, SAFRAN realized adjusted pro forma revenue of €957 million with the French State, primarily in the following military areas:

— The Aerospace Propulsion branch (see Section 6.1) develops, manufacturers and maintains aircraft engines for the French armed forces. It is the industrial prime contractor for this equipment in major aviation projects such as the Mirage F1, Mirage 2000, Rafale, Super Etendard, refueling tankers, helicopters, Transall, ATL 2, etc.. It also powers missiles of the ocean-going nuclear strategic force (M45 and M51), long-range air-ground missiles such as the Scalp and the Apache, and the very short-range ground-air missile, the Mistral. Finally, it is a major player in the rocket engine and space transport sector in which it is working to prepare the future.

— The Aircraft Equipment branch (see Section 6.2) participates in the aforementioned major French military aviation programs, primarily in terms of landing gear, brake and wiring systems.

— The Defense Security branch applies advanced technology across all security areas (national defense and the security of private individuals, assets, transport and information systems) on behalf of French government agencies:

— **inertia,** for positioning, navigation and guidance systems for all types of vehicle and missiles,

— **optics** and the **detection** and **processing of signals** for monitoring, observation/imaging, warning and guidance systems,

— **electronics, IT, cryptology and prime contractor** for complex projects for the integration of full systems.

It therefore supplies (or will deliver in the near future) AASM Modular Air-Ground Armament, submarine periscopes, UAV systems, mission preparation systems, the FELIN infantryman system (Integrated equipment and links), and a number of other systems to safeguard the security of the French territory and private citizens, such as speed cameras for the CSA road safety program, etc.

## 19.2. Agreement relating to strategic assets and subsidiaries

With a view to protecting national interests and preserving national independence, the French State informed Snecma and Sagem of its intention, in view of the merger of Sagem and Snecma to exercise its right to take special measures with regard to Snecma of the kind defined in Article 10 of Law 86-912 of August 6, 1986. In exchange for the waiver of this right to take special measures, the State required sufficient contractual rights to ensure national interests are protected.

In view of this, a tripartite agreement was entered into by Sagem, Snecma and the French State instead of the aforesaid special measures. The agreement, dated December 21, 2004, provides *inter alia*:

— In addition to the applicable legal provisions, the French State shall be entitled to appoint a non-voting representative to the Supervisory Board of SAFRAN, Snecma Propulsion Solide (SPS), Microturbo (SPS and Microturbo being defined as strategic subsidiaries) and of all subsidiaries that possess assets having a connection with French combat aircraft engines;

— The State shall have a prior right to approve or refuse the sale of certain military and aerospace assets identified as strategic, sensitive or defense (*), by entities of the SAFRAN Group, the transfer of securities in SPS, Microturbo, Europropulsion, Arianespace and G2P, the acquisition of more than 33.33% or 50% of the capital of companies in the SAFRAN Group holding strategic military and aerospace assets, and any projects granting special management rights or rights to information over the strategic military or aerospace assets or rights to be represented on the management bodies of SPS and Microturbo; in which case, if the State does not make known its decision within thirty business days, it shall be deemed to approve the transaction;

— in the event a third party acquires more than a multiple of 10% of the capital or voting rights of SAFRAN, and failing an agreement on other ways of protecting national interests in connection with the strategic military and aerospace assets, the State shall be entitled to purchase the securities and assets of SPS and Microturbo at a price to be set by a panel of experts, in which case the parties shall

enter into an agreement for the provision of services and the transfer of technology relating to the assets sold.

(*) — **Strategic assets** are assets that exist on the date the agreement comes into force, or that may be developed during the term of that agreement in the context of French defense contracts, and which concern capabilities of prime contactor, design, manufacture, integration and operational maintenance with regard to French ballistic and tactical missile propulsion and solid propellant based space propulsion.

— **Sensitive assets** are assets governing capabilities of prime contractors and integration with regard to aircraft engines used by the French military, liquid propulsion of space launch vehicles, high-performance inertia and mission preparation systems

— **Defense assets** are PP&E or intangible assets possessed by, or which may came into the possessions of, Snecma or Sagem (or the entity formed by their merger) or the entities in their respective groups, which are used in the context of French defense contracts and fall into one of the following categories:

— *for assets which currently exist in the former Snecma Group:* (1) design, architecture, integration and operational maintenance of military aircraft engines (combat aircraft and helicopters) and (2) components, equipment and software for military aircraft (combat aircraft and helicopters) and missiles;

— *for assets which currently exist in the former Sagem Group:* (1) high-performance inertia for strategic missiles and their carriers and (2) mission preparation systems.

### 19.3. Transactions with joint ventures (IAS 31)

Such transactions primarily concern the companies CFM International and SES (joint venture with GE) and potentially Ningbo Bird Sagem Electronics (see Section 20.1.8.-Note 20).

# 20. FINANCIAL INFORMATION REGARDING THE ASSETS, FINANCIAL POSITION AND OPERATING RESULTS OF THE ISSUER

**Foreword:**

In accordance with Article 28 of EC regulation no. 809/2004, the following information is included by reference in this reference document:

- the 2004 consolidated financial statements and the corresponding auditors' report shown on pages 47 et seq. of Section 5 of the 2004 reference document filed with the AMF on February 28, 2005 under reference no. D.05-0156;
- the 2003 consolidated financial statements and the corresponding auditors' report shown on pages 44 et seq. of Section 5 of the 2003 reference document filed with the AMF on April 6, 2004 under reference no. R.04-048.

These consolidated financial statements have been prepared in accordance with French legislation as defined by CRC regulation no. 99-02 relating to consolidated financial statements.

Since fiscal years 2004 and 2005 are not comparable following the merger of the Sagem and Snecma groups, two sets of pro forma information are presented to monitor the Group's economic status:

- pro forma financial statements prepared for 2004 and 2005, thus considering the merger as realized on January 1, 2004 and including the impact of foreign exchange hedges on revenue, profit or loss from operations and net financial costs or income. These financial statements were covered in the auditors' report presented in Section 20.4.2;
- pro forma income statements adjusted so as not to take into account the impact of the adoption of IFRS 3 (amortization of programs and inventory revaluations). This information was not covered in a specific auditors' report.

The pro forma financial statements have been prepared for the sole purpose of illustrating the possible impact of the merger of the Sagem and Snecma groups, via the main share exchange offer for Snecma shares, initiated by Sagem SA and accompanied by a subsidiary public offer for tender, following the merger of Snecma into Sagem SA on May 11, 2005, on the consolidated balance sheets as of January 1 and December 31, 2005 and the 2004 and 2005 consolidated income statements of SAFRAN (formerly Sagem SA) if the merger had been effective as of January 1, 2004. Due to their nature, these financial statements describe a hypothetical situation and are not necessarily representative of the financial position or performances that could have been recorded had such transactions or events taken place at a date prior to their actual occurrence.

## 20.1. Historical financial information

The Executive Board approved the accounts and the Supervisory Board authorized the publication of the SAFRAN S.A. consolidated financial statements for the year ended December 31, 2005 during its meeting of February 28, 2006.

SAFRAN S.A. (2, Bd du Général Martial Valin 75724 Paris cedex 15) is a limited liability company incorporated in France.

The preparation of the Group's financial statements under IFRS requires management to make estimates and express assumptions likely to have an impact on balance sheet assets and liabilities, income and expenses, and the information disclosed in certain notes to the financial statements. Any changes in facts or circumstances may lead the Group to review these estimates.

The SAFRAN Group consolidated financial statements are presented in € millions and rounded up to the nearest euro.

### 20.1.1. Consolidated balance sheet

#### ASSETS

| | *Notes* | Dec. 31, 2005 | Dec. 31, 2004 |
|---|---|---|---|
| | | (in € millions) | |
| Goodwill | *20.1.8.2.1)a)* | 1,452 | 97 |
| Intangible assets | *20.1.8.2.1)b)* | 3,087 | 59 |
| Property, plant and equipment | *20.1.8.2.1)c)* | 1,798 | 287 |
| Non-current financial assets | *20.1.8.2.2)a)* | 451 | 15 |
| Investments in associates | *20.1.8.2.3)* | 37 | — |
| Deferred tax assets | *20.1.8.2.6)* | 58 | 12 |
| Other non-current assets | *20.1.8.2.8)* | 26 | 2 |
| **Non-current assets** | | **6,909** | **472** |
| Current financial assets | *20.1.8.2.2)c)* | 77 | — |
| Assets held for sale | *20.1.8.2.2)b)* | — | 5 |
| Fair value of financial instruments and derivatives | *20.1.8.2.2)d)* | 452 | — |
| Inventories | *20.1.8.2.4)* | 2,904 | 651 |
| Trade and other receivables | *20.1.8.2.5)* | 4,052 | 1,350 |
| Tax assets | *20.1.8.2.7)* | 63 | 24 |
| Other current assets | *20.1.8.2.8)* | 150 | 37 |
| Cash and cash equivalents | *20.1.8.2.9)* | 936 | 443 |
| **Current assets** | | **8,634** | **2,510** |
| **Total assets** | | **15,543** | **2,982** |

#### EQUITY AND LIABILITIES

| | *Notes* | Dec. 31,2005 | Dec. 31, 2004 |
|---|---|---|---|
| | | (in € millions) | |
| Share capital | *20.1.8.2.11)a)* | 83 | 36 |
| Reserves | *20.1.8.2.11)c)* | 4,854 | 1,054 |
| Net unrealized gains on available-for-sale financial assets | | 10 | — |
| Net unrealized losses on currency futures | | (127) | — |
| Net profit (loss) for the period | | (248) | 154 |
| **Capital and reserves** | | **4,572** | **1,244** |
| **Minority interests** | | **164** | **1** |
| **Total equity** | | **4,736** | **1,245** |
| Provisions | *20.1.8.2.12)* | 762 | 61 |
| Borrowings subject to specific terms and conditions | *20.1.8.2.14)* | 426 | 35 |
| Interest-bearing non-current liabilities | *20.1.8.2.15)a)* | 532 | 20 |
| Deferred tax liabilities | *20.1.8.2.6)* | 1,031 | 1 |
| Other non-current liabilities | *20.1.8.2.17)a)* | 125 | 16 |
| **Non-current liabilities** | | **2,876** | **133** |
| Provisions | *20.1.8.2.12)* | 973 | 210 |
| Interest-bearing current liabilities | *20.1.8.2.15)b)* | 877 | 12 |
| Trade and other payables | *20.1.8.2.16)* | 5,898 | 1,322 |
| Tax liabilities | *20.1.8.2.7)* | 21 | 2 |
| Other current liabilities | *20.1.8.2.17)b)* | 162 | 58 |
| **Current liabilities** | | **7,931** | **1,604** |
| **Total liabilities** | | **15,543** | **2,982** |

### 20.1.2. Consolidated income statement

| | Notes | Year ended Dec. 31, 2005 | Year ended Dec. 31, 2004 |
|---|---|---|---|
| | | (in € millions) | |
| **Revenue** | ***20.1.8.1.1)*** | **8,692** | **3,567** |
| Other income | *20.1.8.1.2)* | 89 | 14 |
| **Income from operations** | | **8,781** | **3,581** |
| Change in inventories of finished goods and work in progress | | (266)* | 76 |
| Capitalized production | | 361 | 54 |
| Raw materials and consumables used | *20.1.8.1.3)* | (5,822) | (2,499) |
| Personnel costs | *20.1.8.1.4)* | (2,341) | (757) |
| Taxes | | (179) | (56) |
| Depreciation and amortization expense | *20.1.8.1.5)* | (447) | (97) |
| Provisions for contingencies and losses | *20.1.8.1.5)* | (50) | (7) |
| Asset impairment | *20.1.8.1.6)* | (72) | 15 |
| Other operating income/expenses | *20.1.8.1.7)* | (273) | (95) |
| **Profit (loss) from operations** | | **(308)** | **215** |
| Borrowing costs | | (29) | 4 |
| Other finance costs/income | | (137) | 1 |
| **Net finance costs/income** | ***20.1.8.1.9)*** | **(166)** | **5** |
| Income from associates | *20.1.8.1.8)* | 3 | — |
| **Profit (loss) before tax** | | **(471)** | **220** |
| Income tax expense | *20.1.8.1.10)* | 221 | (66) |
| **Profit (loss) from continuing operations** | | **(250)** | **154** |
| Profit from discontinued operations | | — | — |
| **Profit (loss) after tax** | | **(250)** | **154** |
| Minority interests | | 2 | — |
| **Net profit (loss) for the period** | | **(248)** | **154** |
| Basic earnings per share (in euro) | *20.1.8.1.11)* | (0.71) | 0.89 |
| Diluted earnings per share (in euro) | *20.1.8.1.11)* | (0.70) | 0.88 |

* including impact of use of revalued inventories: (€444 million)

### 20.1.3. Statement of changes in consolidated equity

| | Share capital issued | Share capital reserves | Treasury shares | Consolidated reserves | Net profit (loss) for the year | Translation adjustments | Hedging reserves | Other | Capital and reserves | Minority interests | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | (in € millions) | | | | | | |
| **As of January 1, 2004** | **36** | **165** | **(4)** | **991*** | **—** | **—** | **—** | **1** | **1,189** | 1 | **1,190** |
| Translation adjustments | | | | | | (2) | | | **(2)** | | **(2)** |
| Net profit for the year | | | | | 154 | | | | **154** | | **154** |
| Capital reduction following cancellation of treasury shares | | | | (73) | | | | | **(73)** | | **(73)** |
| Capital increase | | | | | | | | | | | |
| Dividends | | | | (32) | | | | | **(32)** | | **(32)** |
| Other movements | | 3 | 4 | 1 | | | | | **8** | | **8** |
| **As of December 31, 2004** | **36** | **168** | **—** | **887** | **154** | **(2)** | **—** | **1** | **1,244** | 1 | **1,245** |
| Translation adjustments | | | | | | 36 | | | **36** | | **36** |
| Fair value adjustment to cash-flow hedging derivatives, net of tax | | | | | | | (127) | | **(127)** | | **(127)** |
| Fair value adjustment to available-for-sale securities, net of tax | | | | | | | | 10 | **10** | | **10** |
| Net loss for the year | | | | | (248) | | | | **(248)** | (2) | **(250)** |
| Capital reduction following cancellation of treasury shares | | | (42) | | | | | | **(42)** | | **(42)** |
| Capital increase | 47 | 3,237 | | 581 | | | | | **3,865** | | **3,865** |
| Dividends | | | | | (90) | | | | **(90)** | | **(90)** |
| Change in accounting method | | | (69) | (7) | | | | | **(76)** | | **(76)** |
| Other movements | | | | 64 | (64) | | | | | 165 | **165** |
| **As of December 31, 2005** | **83** | **3,405** | **(111)** | **1,525** | **(248)** | **34** | **(127)** | **11** | **4,572** | **164** | **4,736** |

* including 2003 net profit (loss)

## 20.1.4. Consolidated cash flow statement

| | Year ended Dec. 31, 2005 | Year ended Dec. 31, 2004 |
|---|---|---|
| | (in € millions) | |
| **I. Cash flow from/(used in) operating activities** | | |
| Consolidated profit (loss) before tax | **(471)** | **220** |
| Tax paid | (92) | (104) |
| Income from associates (net of dividends received) | (3) | — |
| Depreciation and amortization | 440 | 97 |
| Asset impairment | 43 | (1) |
| Provisions | 116 | (9) |
| Fair value of financial instruments and derivatives | 508 | — |
| Valuation of financial assets and liabilities | 4 | — |
| Foreign exchange losses | 2 | (1) |
| Capital gains on asset disposals | (19) | — |
| Other * | 462 | 3 |
| Minority interests | (2) | — |
| **Income and expenses not impacting cash flow** | **1,554** | **89** |
| **Net cash from operations before changes in working capital** | **988** | **205** |
| Net change in inventories and work-in-progress | (243) | (126) |
| Net change in operating receivables and payables | 253 | 125 |
| Net change in other receivables and payables | (46) | 4 |
| **Changes in working capital** | **(36)** | **3** |
| **TOTAL I** | **952** | **208** |
| **II. Cash flow from/(used in) investing activities** | | |
| Purchases of intangible assets net of proceeds from disposals | (343) | (43) |
| Purchases of property, plant and equipment net of proceeds from disposals | (258) | (107) |
| Acquisitions of subsidiaries | — | (10) |
| Disposals of subsidiaries | — | — |
| Net purchases of shares in other companies | (144) | — |
| Net proceeds from the sale of shares in other companies | 97 | — |
| Net proceeds from long-term investments | 62 | (57) |
| Other changes | 1 | — |
| **TOTAL II** | **(585)** | **(217)** |
| **III. Cash flow from/(used in) financing activities** | | |
| Change in share capital | 7 | — |
| Repayments of borrowings and long-term debt | (1,415) | (157) |
| Repayment of repayable advances | (17) | (8) |
| Issuance of new loans | 1,331 | 6 |
| Repayable advances received | 47 | 5 |
| Net change in short term borrowings | 322 | — |
| Dividends paid to parent company shareholders | (90) | (32) |
| Dividends paid to minority interests | (1) | — |
| **TOTAL III** | **184** | **(186)** |
| **TOTAL IV** | **6** | **—** |
| **IV. Effect of changes in exchange rates** | | |
| I+II+III+IV | **557** | **(195)** |
| **Decrease in net financial position** | | |
| Opening net financial position | 379 | 574 |
| Closing net financial position | 936 | 379 |
| **Decrease in net financial position** | **557** | **(195)** |

* including the reversal of the revaluation of inventories (€444 million)

### 20.1.5. Highlights

**a) Sagem -- Snecma merger**

After the public exchange and purchase offers initiated by Sagem for Snecma on January 19, 2005, the Shareholders' Meeting of May 11, 2005 ratified the merger of Snecma SA by Sagem.

The date adopted for the Snecma group's entry into the Sagem scope of consolidation was March 31, 2005. The financial statements presented break down as follows:

— the statutory financial statements presenting 9 months of Snecma activity and 12 months of Sagem activity in addition to the allocation of Snecma's acquisition price,

— the pro forma financial statements presenting the SAFRAN income statements in 2005 and the SAFRAN balance sheets as of January 1, 2005 and December 31, 2005.

**b) Change of corporate name**

The Extraordinary Shareholders' Meeting of May 11, 2005 adopted the change of corporate name from Sagem SA to SAFRAN SA.

**c) First-time adoption of IFRS**

In accordance with European regulation no. 1606/2002 of July 19, 2002, the SAFRAN Group consolidated financial statements are prepared under IAS/IFRS.

**d) Measurement of financial instruments**

The SAFRAN Group was compliant with the hedge accounting eligibility terms and conditions as of June 30, 2005. However, because of accounting restrictions related to the application of IFRS 3, the Group decided to no longer apply hedge accounting as of July 1, 2005 and to record the change in fair value of its financial instruments in finance costs/income.

### 20.1.6. Accounting policies

*20.1.6.1. Accounting rules and methods*

With a view towards transition to IFRS, as adopted in the European Union for the preparation of the consolidated financial statements for fiscal year 2005, the SAFRAN Group consolidated financial statements for the year ended December 31, 2005 have been prepared for the first time using IFRS recognition and measurement principles adopted in the European Union. They include, for comparative purposes, information related to fiscal year 2004 restated according to the same rules, with the exception of IAS 32 and IAS 39 which, in accordance with the option offered by IFRS 1 — *First-time adoption of IFRS,* have been applied since January 1, 2005

The international accounting standards have been applied with retrospective effect in the opening balance sheet as of the transition date (January 1, 2004), with the exception of certain exemptions provided in IFRS 1 and commented on below.

*20.1.6.2. First-time adoption of IFRS*

**1) Methods of first-time adoption**

The IFRS financial information for fiscal year 2004 has been prepared in accordance with IFRS 1 — *First-time adoption of international financial reporting standards.* The retrospective application of the accounting policies adopted for the preparation of IFRS financial information on the opening balance sheet represents the general principle of restatement. The impact of the adjustments is directly offset against equity, after taking into account deferred tax. Certain optional exemptions to this general principle involving the retrospective restatement of assets and liabilities offered by IFRS 1 were adopted by the SAFRAN Group.

SAFRAN decided to apply IAS 32 and IAS 39 to financial instruments as from January 1, 2005. Hence, financial instruments are measured according to French standards for 2004.

## 2) Options adopted under IFRS 1

1. Business combinations:

SAFRAN has opted not to restate business combinations that occurred prior to January 1, 2004, in accordance with IFRS 3-*Business Combinations*.

2. Translation differences:

Translation differences as a separate component of equity are offset against consolidated reserves as of January 1, 2004. In the event of the subsequent disposal of a foreign operation, whose financial statements are denominated in a currency that is different from the consolidation currency, the gain or loss shall exclude translation differences that arose prior to January 1, 2004.

The adoption of this optional treatment resulted in a reclassification in the balance sheet at the date of transition in the amount of €7 million between translation differences and consolidated reserves without any impact on equity as of January 1, 2004.

3. Actuarial gains and losses on retirement commitments:

Actuarial gains and losses on retirement commitments, unrecognized as of January 1, 2004, are recognized in retirement provisions at this date and directly offset against equity.

Actuarial gains and losses arising after January 1, 2004 are treated using the corridor approach.

4. Measurement of certain intangible assets/items of property, plant and equipment at fair value:

As of January 1, 2004, SAFRAN opted not to use the option offered by IFRS 1 that consists in measuring certain intangible assets or items of property, plant and equipment at fair value. In addition, SAFRAN did not adopt the option offered by the standards that consists in capitalizing borrowing costs in the entry value of fixed assets.

5. Share-based payment:

SAFRAN decided to apply IFRS 2 to payments settled with equity instruments granted after November 7, 2002 and not vested as of January 1, 2004.

## 3) Main impacts of the transition to IFRS

1. Income from operations: discounts

Discounts granted for advance payments are not considered as financial transactions but are deducted from revenue. SAFRAN has reclassified €3 million in finance costs as such a deduction.

2. Reclassification of exceptional income

Exceptional income is reclassified in operating income or finance income according to the nature of transactions. SAFRAN has reclassified exceptional income in the amount of €12 million.

3. Goodwill amortization

Goodwill is no longer amortized but rather subject to impairment tests at least once yearly. Consequently, goodwill amortization charges recorded in the consolidated income statement drawn up in accordance with French standards in the amount of €8 million have been cancelled in the financial statements prepared according to IFRS.

4. Research & development expenses

Research & development expenses are expensed in the year they are recognized. Expenses incurred during the development phase can only be capitalized if the company can demonstrate all of the following criteria:

— the technical feasibility of completing the intangible asset and the intention and ability (availability of technical, financial and other resources) to complete the intangible asset and use or sell it;

— the probability of future economic benefits;

— the ability to measure reliably the expenditure attributable to the intangible asset during its development.

Should there be indications of an impairment loss, the value in use of each project should be valued in order to confirm the net carrying amount of the assets concerned or, where necessary, record the corresponding impairment.

Capitalized development costs are amortized as of the first delivery of the product using the straight-line method, over a useful life which, in all cases, shall not exceed 20 years.

5. Property, plant and equipment

The depreciation of property, plant and equipment components is based on their useful lives, with the residual value being taken into account where necessary. The maximum depreciation period of a component is 40 years.

6. Share-based payments (stock options)

Stock options granted to employees are valued at fair value, which is recognized in the income statement over the employee rights vesting period. The fair value of options was determined using the Black & Scholes valuation model.

The overall expense of each plan is determined using a turnover rate for the employees concerned.

The application of this standard has an impact on expenses for the year but no impact on consolidated equity. In fact, the expense amount is offset by an increase in equity in the same amount.

For fiscal year 2004, the stock option expense amounted to €3 million, offset against equity.

7. Deferred taxes

Deferred taxes were recorded on the IFRS adjustments, with the exception of the stock option expense and the cancellation of the goodwill amortization.

As of January 1, 2004, SAFRAN recorded deferred tax liabilities for €17 million offset against equity. As of December 31, 2004, the tax impact on the IFRS adjustments amounted to a negative €8 million on net profit for the year.

## 4) Transition of SAFRAN Group financial statements prepared in accordance with CRC regulations to IFRS

The SAFRAN Group financial statements have been prepared under IFRS as of January 1, 2004. The most recent financial statements presented in accordance with CRC regulations are for the year ended December 31, 2004.

The transition of the former Sagem Group balance sheet and income statement from CRC regulations to IFRS breaks down as follows:

1. Aggregated balance sheet:

| ASSETS | Jan. 1, 2004 (CRC) | Reclassifications | IFRS impacts | Jan. 1, 2004 (IFRS) | Dec. 31, 2004 (CRC) | Reclassifications | IFRS impacts | Dec. 31, 2004 (IFRS) |
|---|---|---|---|---|---|---|---|---|
| Intangible assets and PP&E | 367 | — | 28 | 395 | 403 | (3) | 60 | 460 |
| Deferred tax assets | — | 33 | (17) | 16 | — | 37 | (25) | 12 |
| Inventories | 535 | — | — | 535 | 651 | — | — | 651 |
| Trade and other receivables | 1,361 | (17) | — | 1,344 | 1,420 | (9) | — | 1,411 |
| Cash and cash equivalents | 666 | (16) | — | 650 | 473 | (30) | — | 443 |
| Assets held for sale | — | — | — | — | — | 5 | — | 5 |
| **Total** | **2,929** | **—** | **11** | **2,940** | **2,947** | **—** | **35** | **2,982** |

| EQUITY AND LIABILITIES | Jan. 1, 2004 (CRC) | Reclassifications | IFRS impacts | Jan. 1, 2004 (IFRS) | Dec. 31, 2004 (CRC) | Reclassifications | IFRS impacts | Dec. 31, 2004 (IFRS) |
|---|---|---|---|---|---|---|---|---|
| Group shareholders' equity | 1,178 | — | 11 | 1,189 | 1,208 | — | 36 | 1,244 |
| Minority interests | 1 | — | — | 1 | 1 | — | — | 1 |
| **Total equity** | **1,179** | — | **11** | **1,190** | **1,209** | — | **36** | **1,245** |
| Provisions for contingencies and losses | 268 | (268) | | — | 272 | (272) | | — |
| Liabilities | 1,482 | (1,482) | | — | 1,466 | (1,466) | | — |
| Non-current liabilities | — | 167 | — | 167 | — | 134 | (1) | 133 |
| Current liabilities | — | 1,583 | — | 1,583 | — | 1,604 | — | 1,604 |
| Liabilities held for sale | — | | — | — | — | — | — | — |
| **Total** | **2,929** | — | **11** | **2,940** | **2,947** | — | **35** | **2,982** |

The balance sheet reclassifications are as follows:

| | Separate line items | Notes sent for collection | Translation adjustments | As of Jan. 1, 2004 | Separate line items | Notes sent for collection | Translation adjustments | Assets held for sale | As of Dec. 31, 2004 |
|---|---|---|---|---|---|---|---|---|---|
| | | | | (in € millions) | | | | | |
| Intangible assets and PP&E | | | | | 1 | | | (4) | (3) |
| Deferred tax assets | 33 | | | 33 | 37 | | | | 37 |
| Inventories | | | | | | | | | |
| Trade and other receivables | (33) | 16 | | (17) | (38) | 30 | | (1) | (9) |
| Cash and cash equivalents | | (16) | | (16) | | (30) | | | (30) |
| Assets held for sale | | | | | | | | 5 | 5 |
| **Assets** | — | — | — | — | — | — | — | — | — |
| Provisions for contingencies and losses | (268) | | | (268) | (272) | | | | (272) |
| Liabilities | (1482) | | | (1,482) | (1,466) | | | | (1,466) |
| Non-current liabilities | 167 | | | 167 | 134 | | | | 134 |
| Current liabilities | 1,583 | — | — | 1,583 | 1,604 | — | — | — | 1,604 |
| **Liabilities** | — | — | — | — | — | — | — | — | — |
| Group shareholders' equity | | | (7) | (7) | | | (7) | | (7) |
| Translation adjustments | | — | 7 | 7 | | — | 7 | — | 7 |
| **Equity** | | | — | — | | | — | | — |

These reclassifications gave rise to the following comments:

— Separate line items: reclassification of deferred tax assets previously recognized in current receivables to non-current assets, breakdown of provisions for contingencies and losses and borrowings between non-current liabilities and current liabilities.

— Notes sent for collection previously recognized in cash at bank and in hand reclassified to accounts receivable.

— Translation differences settled as of January 1, 2004 (see opening balance sheet options).

— Reclassification of assets to assets held for sale as of December 31, 2004.

The main impacts of the transition to IFRS on equity break down as follows:

| | Jan. 01, 2004 | Dec. 31, 2004 |
|---|---|---|
| **Equity under CRC 99-02** | **1,178** | **1,208** |
| A — Development expenditure | 21 | 43 |
| B — Cancellation of 2004 goodwill amortization | — | 8 |
| C — Property, plant and equipment: component approach | 7 | 8 |
| Other adjustments | — | 2 |
| D — Deferred tax | (17) | (25) |
| **Total IFRS impacts on equity** | **11** | **36** |
| **Equity under IFRS** | **1,189** | **1,244** |

The comments on IFRS impacts are presented below.

2. Aggregated income statement:

| | Dec. 31, 2004 (CRC) | Reclassifications | IFRS impacts | Dec. 31, 2004 (IFRS) |
|---|---|---|---|---|
| Revenue | 3,570 | (3) | | 3,567 |
| Other income | 14 | — | — | 14 |
| Income from operations | 3,584 | (3) | — | 3,581 |
| Profit from operations | 206 | (11) | 20 | 215 |
| Net finance cost/income | 6 | (1) | — | 5 |
| Exceptional items | (12) | 12 | — | — |
| Income tax expense | (58) | | (8) | (66) |
| Amortization of goodwill | (8) | — | 8 | — |
| Net profit before minority interests | 134 | | 20 | 154 |
| Net profit attributable to minority interests | — | — | — | — |
| Net profit for the year | 134 | — | 20 | 154 |

The income statement reclassifications mainly concern:

— Granted discounts deducted from revenue in the amount of €3 million,

— The elimination of exceptional income and expenses in the amount of €12 million, with reclassifications to profit from operations or net finance costs/income.

**Main impacts of the transition to IFRS on the income statement:**

| | Dec. 31, 2004 |
|---|---|
| **Net profit under CRC 99-02** | **134** |
| A — Development expenditure | 22 |
| B — Cancellation of 2004 goodwill amortization | 8 |
| E — Stock options | (3) |
| Other adjustments | 1 |
| D — Deferred tax | (8) |
| **Total IFRS impacts on profit after tax** | **20** |
| **Net profit under IFRS** | **154** |

3. Comments on the main IFRS impacts on the 2004 balance sheet and net profit:

The IFRS impacts gave rise to the following comments on the 2004 balance sheet and net profit:

A — Development expenditure was capitalized and amortized retrospectively, resulting in a net impact of €21 million on depreciation and amortization as of December 31, 2003 and €43 million as of December 31, 2004 (before deferred taxes).

In the 2004 income statement, the impact on consolidated profit from operations totaled €22 million before deferred taxes.

B — Goodwill was no longer amortized as of January 1, 2004, generating a positive impact of €8 million on the IFRS net profit for fiscal year 2004.

C — The component approach led to an increase in equity of around €8 million as of December 31, 2003 and December 31, 2004 (before deferred taxes). In the 2004 income statement, the impact on consolidated profit from operations was immaterial.

In conclusion, the IFRS impacts (before deferred taxes) on non-current assets (€28 million as of December 31, 2003 and €60 million as of December 31, 2004) break down as follows:

| | Jan. 01,2004 | Dec. 31, 2004 |
|---|---|---|
| | (in € millions) | |
| Capitalization of development expenditure (A) | 21 | 43 |
| Cancellation of goodwill amortization (B) | — | 8 |
| Component approach (C) | 7 | 8 |
| Other impacts | — | 1 |
| **Total increase in intangible assets and property, plant & equipment** | **28** | **60** |

D — Deferred taxes were calculated based on IFRS adjustments, excluding the cost of stock options and the cancellation of goodwill amortization.

E — The 2004 expense with respect to stock options amounts to €3 million, which was directly offset against equity.

4. Comments on the main IFRS impacts on the statement of cash flow:

The reclassification of notes sent for collection to trade receivables had a negative impact of €16 million on cash as of December 31, 2003 and a negative impact of €30 million on cash as of December 31, 2004, i.e. a negative impact of €14 million on changes in cash in 2004.

*20.1.6.3. Consolidation method*

### 1. Consolidation criteria

All entities jointly or exclusively controlled by SAFRAN or over which SAFRAN exercises significant influence, and whose revenue or net indebtedness or operating assets represent a material share of the consolidated amounts, are consolidated.

An entity shall be included within the scope of consolidation as from the date on which control or significant influence is exercised.

An entity held by a Group company but over which the company cannot exercise an exclusive or joint control or a significant influence is not consolidated.

Entities over which SAFRAN exercises permanent *de facto* or *de jure* control are fully consolidated. The same applies to entities with no capital-based ties if one of the three control criteria below is satisfied:

- The reporting entity has decision-making powers, accompanied or not by the powers to manage the special purpose entity or its assets;
- The reporting entity is able to benefit from a majority of the economic benefits distributed by an entity, in the form of cash flows or rights;
- The reporting entity is exposed to a majority of the risks relating to the entity.

Entities controlled jointly by SAFRAN and another Group are proportionately consolidated.

Entities over which SAFRAN exercises significant influence, without having exclusive or joint control, are accounted for under the equity method.

Entities that meet the strict definition of "assets held for sale" are treated according to their initial situation:

— The securities of subsidiaries that are acquired and held only with a view to their disposal, or that were already consolidated and recognized as held for sale, shall be fully consolidated until the date of effective loss of control; the corresponding assets and liabilities are however subject to the measurement, presentation and disclosure rules governing discontinued operations.

— The securities of associates and joint ventures that are acquired and held with a view to their disposal in a near future, or that were already consolidated and recognized as held for sale after the date of acquisition, are excluded from the scope of consolidation (and subject to specific measurement, presentation and disclosure rules).

## 2. Accounting period

Entities are consolidated using the financial statements or balance sheets for the period ended December 31, 2005.

## 3. Effective date of acquisitions and disposals

A company effectively enters into the scope of consolidation at the date on which control or significant influence is exercised.

The removal of a company from the scope of consolidation is effective as of the date of the loss of control or significant influence. If the loss of control occurs without transfer of interest, for example, due to dilution, the removal from the scope of consolidation is simultaneous with the event that triggers this loss of control or significant influence.

## 4. Translation of foreign company financial statements

The financial statements of foreign subsidiaries are translated into euros as follows:

— Assets and liabilities are translated at the year-end closing exchange rate and income statement items are translated at the average rate of exchange for the year;

— Translation differences resulting from the change between the closing rate of exchange of the previous year and that of the current year, as well as those resulting from differences between the average and closing rates of exchange, are recorded as translation differences in consolidated equity.

On disposal of a foreign operation, the cumulative amount of exchange rate differences are recognized in the income statement as a component of the gain or loss on disposal.

The goodwill arising from the acquisition of a foreign operation is treated as an asset of the foreign operation and recognized at the closing rate of exchange.

## 5. Inter-company transactions

All material transactions between fully or proportionately consolidated companies are eliminated, as are internally generated Group profits.

Whether or not they have an impact on consolidated net profit, transactions between fully and proportionately consolidated companies are eliminated to the extent of the percentage held in the jointly controlled company.

As an exception to this general rule, transactions between fully and proportionately consolidated companies are eliminated in their entirety when the jointly held company acts as an intermediary or renders services on an equal basis for a profit, or performs services that directly expand the business of its various shareholders.

1) **Goodwill**

Goodwill represents the difference between:

— The cost of acquisition of investments, including expenses net of tax, and

— The fair value of identifiable assets and liabilities.

Goodwill is recorded in the balance sheet under ''Goodwill.'' Negative goodwill is immediately recognized in profit or loss.

The fair value of certain identifiable assets and liabilities is measured by independent experts. The valuation of assets and liabilities is primarily based on market values (property, real estate assets, inventories, financial instruments, etc.). In the absence of an active market, approaches based on the discounting of expected future revenues are used (discounted cash flow methods, excess earnings or royalty methods). If this is not possible, the cost (historical or replacement) approach is adopted.

The valuation of goodwill only becomes definitive in the second year following the date of acquisition.

Goodwill is not amortized, but its value is verified at least once a year and each time there are events or circumstances indicating an impairment loss (see procedure in Section 20.1.6.4.4.). Impairment is recognized where necessary.

2) **Intangible assets**

**a) Intangible assets acquired in a business combination**

These assets are recognized at fair value at the date of acquisition and include:

— the fair value of aviation programs (including the notions of technologies, order books and customer relations) amortized over the residual life of the programs,

— the fair value of general interest brands with an indefinite useful life,

— the fair value of other aviation brands with a finite life amortized under the straight-line method over 20 years.

**b) Separately acquired intangible assets**

Separately acquired intangible assets, mainly software, are recognized at acquisition cost and amortized using the straight-line method over their useful life of between 1 and 5 years.

**c) Research and development expenditure**

Research and development expenditure is recognized as an expense as incurred. However, internally financed development expenditure is capitalized, if the entity can demonstrate all of the following:

— the technical feasibility of completing the intangible asset and the intention and ability (availability of technical, financial and other resources) to complete the intangible asset and use or sell it;

— the probability of future economic benefits;

— the ability to measure reliably the expenditure attributable to the intangible asset during its development.

Hence, if the Group is chosen by a customer (e.g. in the propulsion, equipment, defense sectors), the development phase of a program shall include:

— A date for the start of development (date on which the above criteria are verified) determined by:

- The launch of the program by the customer and
- The choice of SAFRAN by the customer and
- The existence of program profitability validated by sources other than the customer and SAFRAN.

— A date for the end of development determined by the certification or qualification of the product (e.g. engine or equipment) as being in working order.

If the product is intended for the general public (e.g. in the communications sector), the date for the start of development is, depending on the market, set in specific meetings by the formalization of the intention to complete the product while considering, in particular, the technical feasibility and the probable profitability of the major projects.

With respect to research and development contracts, in the absence of the customer's contractual guarantee on the financing of development expenditure, the costs incurred are capitalized if they satisfy the aforementioned capitalization criteria. If payment is contractually guaranteed with the customer (e.g. certain development contracts whose financing is included in the selling price of the deliverables), the expenditure incurred is recognized in ''inventories and work-in-progress.''

Capitalized development expenditure is stated at production cost and includes the contributions, such as certification costs, attributable to the development period if SAFRAN can demonstrate the existence of identified economic benefits and its control.

Capitalized expenditure is amortized as from the initial delivery of the product, using the straight-line method, over a useful life not exceeding 20 years.

### 3) Property, plant and equipment

Property, plant and equipment are recorded in the balance sheet at historical (including incidental expenses) or production cost (excluding interest expense) less accumulated depreciation and impairment loss. The impacts of the revaluations performed under French law on property, plant and equipment acquired in France prior to December 31, 1976 were maintained in the balance sheet.

Property, plant and equipment acquired in a business combination are stated at fair value based on independent valuations.

With regard to finance leases, at the inception of the lease, the capitalized asset and the borrowing are stated at amounts equal to the market value or, if lower, the present value of the minimum lease payments. During the lease period, payments are apportioned between the finance cost and the amortization of the borrowing in order to produce a constant periodic rate of interest for the remaining balance of the liability for each period.

The gross amount of property, plant and equipment is depreciated over the expected useful life of its main components, mainly using the straight-line method. With respect to finance leases, if the transfer of ownership at the end of the lease is certain, the item of property, plant and equipment is depreciated over its useful life. Otherwise, the items of property, plant and equipment are depreciated over the shorter of useful life or the term of the lease.

The main useful lives applied are as follows:

| | |
|---|---|
| Buildings | 15 – 40 years |
| Capitalized engines | |
| Frames | 20 years |
| Major overhauls | according to number of hours of flight |
| Technical facilities | 4 – 40 years |
| Equipment, tooling and other | 3 – 15 years |

Replacement and major overhaul costs are identified as components of property, plant and equipment. Other repair and maintenance costs are expensed during the period.

### 4) Impairment of non-current assets

Non-current assets and goodwill acquired in business combinations are allocated to Cash-Generating Units (CGU). With respect to the definition of CGUs, the Group, in most cases, associates a cash-generating unit with a subsidiary.

At each balance sheet date, the Group assesses whether there are events or circumstances indicating that an asset may be impaired. Such events or circumstances include, in particular, unfavorable material changes, which, in the long-term, impact the economic environment (commercial prospects, procurement sources, index or cost movements, etc.) or the Group's assumptions or objectives (mid-term plan, profitability analysis, market shares, order book, regulations, disputes and litigations, etc.).

If such events or circumstances exist, the recoverable amount of the asset is estimated. If the carrying amount exceeds its recoverable amount, the asset is considered as impaired and its carrying amount is reduced to its recoverable amount by recognizing an impairment loss in profit or loss.

The recoverable amount of an asset or a cash-generating unit is the higher of its fair value less costs to sell or its value in use. Value in use is the present value of the future cash flows expected by the Group at the weighted average cost of capital.

After verifying the recoverable amount of CGU's considered separately, any impairment loss of a CGU is initially allocated to goodwill and then the assets of the CGU pro rata to their carrying amount.

In the event of high loss in value, the impairment recognized in goodwill is definitive. For other assets, indications of impairment loss are analyzed at each subsequent period-end and, if there are favorable changes in the estimates used, the impairment loss is reversed to profit or loss.

### 5) Investment subsidies

Investment subsidies are recognized in liabilities.

When the subsidy relates to an asset, the fair value is recognized in deferred income and transferred to profit or loss over the asset's expected useful life in constant annuities.

### 6) Borrowing costs

Borrowing costs are recognized as an expense in the period in which they are incurred.

### 7) Financial assets and liabilities (excluding derivative instruments)

#### a) Financial assets

The account headings related to financial assets comprise:

— long-term investments,

— operating receivables, investment securities and cash classified as current assets.

To determine their valuation method, financial assets are classified into four different categories:

- "held-to-maturity investments": e.g. fixed-income securities, such as bonds, that the entity has the intention to hold to maturity,
- "loans and receivables": e.g. loans to participating interests, construction loans, other loans and receivables (including accounts receivable),
- "financial assets at fair value through profit or loss": e.g. marketable securities and cash and cash equivalents,
- "available-for-sale financial assets": e.g. non-consolidated investments.

Financial assets are initially recognized at fair value, then measured:

— at amortized cost for held-to-maturity investments and loans and receivables,

— at fair value for financial assets at fair value through profit or loss and available-for-sale assets.

Amortized cost is the acquisition value of a financial asset, minus internal and external transaction costs and principal repayments. It is calculated using the effective interest rate method. The effective interest rate corresponds to the contractual interest rate recalculated by including the initial transaction costs.

For financial assets measured at amortized cost, an impairment test is applied at each balance sheet date.

For financial assets measured at fair value:

— The fair value of quoted securities is determined according to closing market prices. The fair value of unquoted securities is calculated according to the present value of expected cash flows and, if fair value cannot be reliably measured, the non-consolidated investments are measured at cost, less any accumulated impairment loss.

— The changes in fair value are recognized:

  — in profit or loss for financial assets at fair value through profit or loss,

  — in equity for available-for-sale financial assets. The deferred gains and losses in equity are transferred to the income statement if the asset is sold or impairment is recognized.

— In the event of an objective indication of an impairment loss (particularly a significant and permanent reduction in the financial asset's value), a provision for permanent impairment, until the sale's date, is recognized in profit or loss. However, the increase of value of non-consolidated investments that are either listed or have a fair value which can be reliably measured, and classified as available-for-sale financial assets, is recognized in equity.

### b) Borrowings

Borrowings and other financial liabilities are measured at amortized cost using the effective interest rate method.

Non-market borrowings are adjusted to market value on the basis of discounted future cash flows at the market rate of a similar instrument granted to a counterparty with a similar credit rating.

### c) Repayable advances

The SAFRAN Group has received public financing for the development of aeronautical projects, in the form of repayable advances. These advances are repaid based on revenues generated by future sales of engines and equipment. The amount to be repaid from each sale is determined in advance and is set forth in the development agreements. The Group has to pay a set amount for every engine or piece of equipment sold. Once a certain volume of sales has been reached, the advances are deemed to be fully repaid.

For certain contracts, the SAFRAN Group has to pay a fee based on replacement sales under the program once the advance has been fully repaid. This fee is not considered as a repayment of an advance but rather as an operating expense.

Repayable advances are treated as sources of financing recognized in liabilities in the consolidated balance sheet under the heading ''Borrowings subject to specific terms and conditions''.

Advances received as part of a business combination are recognized on the basis of their present value. Considering the project useful life of the corresponding programs, the liability was measured according to estimated and discounted repayments.

Other advances received are measured at amortized cost.

A finance cost is recognized on an annual basis.

## 8) Financial instruments

A significant portion of SAFRAN's revenue is denominated in US$. The Group has a net surplus US$ position and is therefore exposed to a €/US$ exchange rate risk mainly hedged by forward contracts.

In accordance with IAS 39-*Financial instruments: recognition and measurement,* derivative instruments are recognized at fair value on the trade date. The changes in fair value are recognized in net finance costs/income. Subject to compliance with a certain number of criteria, two types of hedging relationship are adopted by SAFRAN:

1. The fair value hedge is used to hedge the fair value of foreign currency denominated assets or liabilities recorded in the balance sheet. The changes in the value of the derivative and the hedged item are recorded in profit or loss for the period and partly or totally offset each other.

2. The cash flow hedge is used to hedge the future cash flows from orders and budgeted forecast transactions, for the amount of revenue not hedged naturally by purchases. The changes in the fair value of the cash flow hedge are recognized as follows:

   — The effective portion of the hedge is recognized in equity (the effective portion corresponds to the change in the value of the derivative relating to the fluctuations in the currency's spot exchange rate), while the hedged item is transferred to revenue for the period in which the hedged item was recognized.

— The ineffective portion of the hedge is recognized in finance costs/income (the ineffective portion corresponds to the change in value of the derivative relating to the fluctuations in the currency's interest rates).

However, changes in the fair value of derivative financial instruments are immediately recognized in profit or loss if the following criteria are not met:

- At the inception of the hedge, the hedging instrument and the hedged item are clearly identified and the hedging relationship is formally documented and expected to be highly effective.
- The effectiveness of the hedge can be reliably measured.
- The effectiveness of the hedge is assessed on an ongoing basis (prospective and retrospective tests).

### 9) Inventories and work-in-progress

Inventories and work-in-progress are measured using the weighted average cost formula, except in the case of business combinations where they are measured at fair value. They are valued at acquisition cost, including incidental expenses, or production cost, excluding interest expense, general administrative and distribution costs and idle capacity costs.

Provisions for impairment are recognized if the cost of inventories and work-in-progress is higher than their probable realizable value, taking into account market prices, sales opportunities and risks relating to obsolescence and objective inventory levels.

### 10) Translation of foreign currency denominated transactions

Transactions denominated in a currency other than the euro are recorded at the exchange rate at the date of the transaction.

At the balance sheet date, accounts receivable, accounts payable and provisions are translated at the closing exchange rate. The exchange rate differences arising on this translation are recognized in income or expenses for the period.

To hedge the exposure to certain exchange rate risks, the Group mainly uses forward contracts (see Financial instruments in Section 20.1.6.4.8.).

### 11) Treasury shares

All treasury shares held by the Group are deducted from consolidated equity at their acquisition price. The gains and losses on the disposal of treasury shares are recorded directly in equity without impact on net profit or loss for the period.

### 12) Share-based payment

In accordance with IFRS 2-*Share-based payment,* share purchase or subscription options granted to managers and certain Group employees shall be measured at fair value. The options shall be measured at the grant date.

The Black & Scholes valuation model was adopted to perform the measurements.

The value of options depends on the following:

- exercise price,
- expected life of the option (or maturity of the option),
- price of the underlying shares at the grant date,
- expected volatility of the underlying share,
- risk-free interest rate,
- dividends expected on the shares.

The total expense for each plan is determined using a rate of turnover for the relevant employees.

The value of the options is recognized in personnel costs and amortized using the straight-line method over the vesting period that begins on the grant date and ends on the vesting date.

The adoption of IFRS 2 has an impact on expenses for the period but no impact on consolidated equity. The annual expense is offset by an increase in equity in the same amount.

### 13) Provisions for contingencies and losses

#### a) Provisions for losses at completion

A provision for losses at completion is recognized as from the moment when:

— it is highly probable that a contract is onerous (the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it), and

— there is valid expectation that the Group will discharge the obligation, and

— a reliable estimate can be made of the Group's obligation.

The cash flows used in this analysis were discounted to take into account their amortization.

Any probable losses are subject to provisions for the impairment of work-in-progress for completed production, and contingency provisions for work to be completed. These losses are determined by regularly updating projected income at completion.

#### b) Provisions for financial guarantees on sales

As part of its civil engine sales campaigns, the SAFRAN Group grants two types of guarantees to its customers:

— Financial guarantees whereby SAFRAN provides a guarantee to lending institutions that finance its customer,

— Guarantees covering the value of assets, whereby SAFRAN grants the customer an option to return the aircraft at a given date for an agreed price.

These commitments, undertaken by SAFRAN together with General Electric, form part of financing packages proposed by aircraft manufacturers to airline companies. They correspond to the share related to engines in the financing of the aircraft.

These financial commitments are generally granted on signature of the sales agreement but do not actually take effect until the aircraft have been delivered, and only if the customer so requests.

These guarantees generate risks, the total gross amount of which as of December 31, 2005 does not reflect the net risk to which SAFRAN is effectively exposed. In effect, our commitments are counter-guaranteed by the value of the underlying assets, that is, the value of the aircraft pledged.

Contingency provisions are recorded in respect of the guarantees, distinguishing between two types of risk.

- Triggered risks:

These comprise commitments guaranteed by SAFRAN in respect of which one of the following events has effectively taken place:

— Non-payment of an installment,

— Request by the customer for the renegotiation or restructuring of loans or lease installments,

— Bankruptcy (chapter 11 or 7 for US companies or an equivalent procedure in other countries),

— Notification of return of the aircraft pursuant to the asset value guarantee.

The risk is assessed based on SAFRAN's gross commitment, net of the value of the pledged assets.

- Non-triggered risks:

A statistical valuation is performed in respect of non-triggered risks, taking into account the value of the aircraft and the probability of customer default based on reports produced by rating agencies and independent ratings.

c) **Provisions for performance warranties**

As part of its everyday business, the Group grants various warranties to its customers, in particular concerning the operation and performance of its engines and equipment.

Contingency provisions are recorded to cover the Group's share of probable future expenses with respect to these commitments. They generally cover delivered equipment over a period of one to two years and are calculated based on either technical files or statistics, particularly with respect to the return of parts covered by a warranty.

**14) Retirement commitments and related benefits**

**a) Retirement commitments**

Existing schemes covering retirement commitments and other long-term employee benefits are either defined benefit plans or defined contribution plans. In the latter case, contributions paid to the organizations discharge the employer of any future obligation and no commitments are recorded in respect of these plans.

In the case of defined benefit plans, the Group has different commitments in respect of pensions and similar services in France and abroad:

— In France, reserves are recorded in respect of retirement commitments as set forth in prevailing collective bargaining and corporate agreements. Depending on the age bracket, executives may also benefit from an additional defined contribution plan or an incremental defined benefit plan.

— Obligations under retirement plans in the United Kingdom, Canada, the United States and Belgium are covered by the assets of the corresponding pension funds in these countries.

Commitments are valued using the projected unit credit method which determines, for each employee, the present value of benefits to which current and prior year service will grant entitlement on retirement. These actuarial calculations include demographic (retirement date, employee turnover rate, etc.) and financial assumptions (discount rate, salary increase rate etc.).

When plans are funded, assets are placed with organizations responsible for paying the retirement benefits in the relevant countries.

Reserves are recorded to cover shortfalls in the fair value of assets compared with the discounted present value of commitments under incremental retirement plans and commitments abroad, taking account of cumulative actuarial differences and past service costs not yet expensed to income.

A net asset balance is only recognized where it represents future economic benefits effectively available to the Group.

Where necessary, an actuarial valuation of funds and retirement commitments is performed annually by independent actuaries.

If necessary, the impact of changes in actuarial assumptions may be spread over the remaining duration of the employee's career in accordance with the corridor method.

**b) *Other long-term benefits***

Other long-term employee benefits mainly correspond to long-service awards, loyalty premiums or jubilee benefits.

**15) Income from operations**

The main types of contract identified in the SAFRAN Group are standard product sales contracts, research and development contracts and fleet maintenance/support contracts.

**a) Standard sales contracts**

Revenue is only recognized if the entity has transferred to the buyer the significant risks and rewards of ownership of the goods and if it is probable that the economic benefits associated with the transaction will flow to the entity. If there is a risk that the transaction will be cancelled or the receivable known upon origination of the contract cannot be collected, no revenue is recognized.

At SAFRAN, in most cases, the transfer of significant risks and rewards is concomitant to the transfer of ownership or the taking of possession by the buyer, as defined contractually. Accordingly, the analysis of sales contracts backed by financing agreements did not reveal any non-recognition of revenue.

In the rare cases where the completion of the sale is subject to the sale by the buyer of the goods or when the buyer has the right to cancel the purchase, revenue is recognized when the conditions are removed.

**b) Service contracts (including research and development, fleet maintenance and support contracts)**

With respect to service contracts, revenue may only be recognized if:

— the stage of completion of the transaction can be measured reliably and

— the costs incurred for the transaction and the costs to complete the transaction can be measured reliably.

The forecast margins of contracts are analyzed on a yearly basis. If contract income cannot be measured reliably, revenue is recognized for the amount of costs incurred. Where necessary, losses on completion of contracts are provided for as soon as they become foreseeable.

The income from Group service contracts is recorded under the percentage of completion method, formalized by the technical objectives set forth in the contracts.

If revenue is representative of the contractual stage of completion, costs to be recognized are measured on the basis of the margin set forth in the contract. If the calculated costs are less than the actual costs, the costs that are temporarily over the actual costs are maintained in inventories and work-in-progress. If this calculated cost is greater than the actual costs, a provision for services to be provided is recognized for the difference.

If a payment deferral has a material impact on the calculation of the fair value of the consideration to be received, it is taken into account by discounting future payments.

**16) Deferred taxes**

Tax expense (tax income) is the aggregate amount of (i) current tax and (ii) deferred tax shown in the income statement.

(i) Current tax is the amount of income tax payable or recoverable for a period calculated in accordance with rules established by the relevant tax authorities.

(ii) Deferred tax assets and liabilities are calculated for each entity, based on a balance sheet analysis, for the temporary differences between the carrying amount of the assets and liabilities shown on the consolidated balance sheet and their corresponding tax base. The tax base depends on the tax regulations prevailing in the country where the Group manages its activities. Tax losses and tax credits that can be carried forward are also taken into account.

Assets and liabilities are offset when tax is debited by the same tax authorities and this transaction is authorized by the local tax authorities.

The liability method is applied and the impacts of changes in tax rates are recognized in equity or profit or loss for the period in which the corresponding tax law was enacted.

Deferred tax assets are recognized in the balance sheet if it is more likely than not that they will be recovered in subsequent years.

Deferred tax assets and liabilities are not discounted.

To assess the Group's ability to recover these assets, the following items should be taken into account:

— forecasts of future tax profits or losses,

— portion of non-recurring expenses that will not be renewed in the future and are included in past losses,

— history of tax profit or losses in previous years,

— where necessary, the existence of underlying assets that are expected to be sold.

The amount of deferred tax assets is reviewed at each annual closing.

**17) Procedure for calculating earnings per share**

**a) Basic earnings per share**

Earnings per share is calculated by dividing consolidated net profit for the period from continuing operations by the weighted average number of shares outstanding during the year, excluding average number of treasury shares and is adjusted retroactively in the event of bonus share issues for no consideration.

**b) Diluted earnings per share**

Earnings per share after dilution is calculated by dividing consolidated net profit for the period by the weighted average number of shares issued or to be issued at the period-end, including the impact of all potentially dilutive ordinary shares and the dilutive impact of stock options and excluding treasury shares.

**18) Statement of cash flow**

The statement of cash flow is prepared using the indirect method, whereby net cash flow from operating activities is determined by adjusting net profit or loss.

Effect of changes in exchange rates presents the impact of exchange rate fluctuations between the beginning and end of the year and the impact of such fluctuations on the opening cash and cash equivalents balance.

The cash balance includes cash and cash equivalents and marketable securities.

**19) Discontinued operations**

The SAFRAN Group separates the information relating to continuing operations from that relating to discontinued operations. A discontinued operation is the disposal of a major line of business or a geographical area of operations, as part of a single coordinated plan. A discontinued operation is only recognized as from when the asset is available for an immediate disposal in its current state and the disposal is highly probable.

*20.1.6.5. Scope of consolidation*

**1) Creation of the SAFRAN Group**

**a) General presentation**

On October 29, 2004, Sagem and Snecma announced a plan to merge. This merger reflected the two companies shared conviction that demand for electronics technology in the current civil and military aerospace industry and related equipment markets will accelerate over the next few years.

This merger took place in two phases:

— at the end of December 2004, Sagem made a mixed public offer for Snecma shares,

— in May 2005, acquisition merger of Snecma by Sagem SA, preceded by the spin-off of Sagem SA's operating activities.

**b) Presentation of the Snecma group**

Snecma is one of the world's leading aerospace corporations, specialized in propulsion and equipment, with annual sales of €6.8 million. Customers include Airbus, Arianespace, Boeing, Dassault Aviation, Eurocopter and other leading prime contractors, and more than 1,700 airlines, helicopter operators and air forces throughout the world.

Propulsion

Working alone or in international partnerships, Snecma is among the European or world leaders in most of the activities that require propulsion. It is also the only engine manufacturer to cover such a complete range of propulsion technologies, spanning commercial airplanes, military transport, training and combat

aircraft, helicopters, missiles, drones, satellites and launch vehicles, with thrusts ranging from 8 grams to more than 650 tons. Snecma is on call 24 hours a day, 7 days a week to provide effective maintenance, repair and overhaul services around the world for aerospace engines.

Equipment

Snecma is a European leader in major aerospace systems and equipment and holds top-tier positions in all its businesses: engine equipment (control systems and power transmissions), landing systems (landing gear, braking systems, wheels and brakes, etc.), nacelles and thrust reversers, wiring, and composite materials. Snecma also deploys a global landing system repair and maintenance network, manned by more than 1,200 specialists.

Main Group companies: Snecma, Snecma Services, Turbomeca, Techspace Aero, Snecma Propulsion Solide, Hispano-Suiza, Aircelle, Messier-Dowty, Messier-Bugatti, Messier Services, Labinal.

**c) Description of the transaction**

**i) Public offer for tender/share exchange offer**

Public offer schedule

On January 13, 2005, the French Financial Markets Authority *(Autorité des Marchés Financiers* or AMF*)* published the admissibility of Sagem's offer to purchase Snecma shares. The prospectus accompanying this offer was awarded visa no. 05-017 by the AMF on January 17, 2005.

The offer was launched from January 19, 2005 to February 23, 2005 inclusive, and the definitive outcome was published on March 8, 2005.

The payment-delivery and listing of the Sagem shares issued in consideration of the Snecma shares tendered to the exchange offer took place on March 17, 2005.

Terms and conditions of the public offer

The offer was made for all the shares issued by Snecma, i.e. 270,092,310 shares with a nominal value of €1 each, and consisted of a main share exchange offer accompanied by a subsidiary public offer for tender.

— Main share exchange offer: Sagem agreed to exchange Snecma shares for shares in Sagem on the basis of 15 Sagem shares to be issued for 13 Snecma shares.

— Subsidiary public offer for tender: Sagem agreed to buy Snecma shares at a price of €20 per share, within a global limit of 62,500,000 Snecma shares. A mechanism to reduce the number of Snecma shares tendered to the subsidiary offer was set up in case this number would exceed the threshold of 62,500,000 shares. Shares deemed as having being tendered to the principal offer could not be used in the subsidiary public offer for tender.

Financing of the transaction

The financing of the subsidiary offer (capped at €1.25 billion) was ensured through a bank credit line.

Outcome of the public offer

In total, 225,237,614 Snecma shares were tendered to the offer, representing 83.39% of share capital, broken down as follows:

— 25,395,296 shares were tendered to the main exchange offer (exchange of 15 Sagem shares to be issued for 13 Snecma shares),

— 199,842,318 shares were tendered to the subsidiary offer (at a price of €20 per share, within the global limit of 62,500,000 Snecma shares).

As the Snecma shares tendered to the subsidiary offer exceeded 62,500,000, their number was reduced in proportion to the number of Snecma shares tendered to the subsidiary purchase offer by each shareholder. Hence, 137,342,318 shares tendered to the subsidiary offer were transferred to the share exchange offer.

The number of shares tendered to the share exchange offer therefore totaled 162,737,614, exchanged for 187,774,170 Sagem shares issued upon the Management Board's decision based on the delegation voted by the Shareholders' Meeting of December 20, 2004.

#### ii) Acquisition merger

The Shareholders' Meetings of Snecma and Sagem, which convened on May 10 and 11, 2005 respectively, approved the acquisition merger of Snecma by Sagem. The exchange parity, identical to the parity of the share exchange offer, was 15 Sagem shares to be issued for 13 Snecma shares. This exchange concerned the Snecma shares held by shareholders other than Sagem SA, i.e. 270,092,310 shares comprising the Snecma share capital less 225,237,614 shares tendered to the public offer, i.e. 44,854,696 Snecma shares, exchanged for 51,755,415 Sagem shares issued.

The merger took legal effect on May 11, 2005, with a retroactive accounting and tax effect as of January 1, 2005. In accordance with accounting regulations, the merger was performed based on the net carrying amounts of the assets and liabilities shown in the Snecma statutory financial statements for the year ended December 31, 2004.

The acquisition merger was preceded by the spin-off of Sagem SA's operating activities, transferred to three new wholly owned companies in order to adopt an organization by business line. These contributions, performed at carrying amounts and with retroactive accounting and tax effect to January 1, 2005, were approved by the Sagem general shareholders' meeting of May 11, 2005. This meeting also decided to change the corporate name to SAFRAN.

### d) Treatment in the consolidated financial statements

#### i) Date for incorporation of Snecma's financial statements in SAFRAN (formerly Sagem)

The acquisition date, on which control was transferred, is March 17, 2005. However, and to simplify matters, March 31, 2005 has been considered as the Snecma group's date of entry into the scope of consolidation.

#### ii) Acquisition cost

The acquisition cost comprises the acquisition price of the 225,237,614 Snecma shares acquired in the public offer (162,737,614 shares from the main exchange offer and 62,500,000 from the subsidiary purchase offer), and the 44,854,696 Snecma shares acquired through the merger, plus incidental purchase costs net of tax, giving a total acquisition cost of €5,139 million, determined as follows:

— The acquisition price of the shares obtained under the exchange offer corresponds to the value of the Sagem shares issued in consideration of Snecma shares, based on the exchange rate on the date of acquisition, i.e.:

162,737,614 x 15/13 x €16.45 = €3,089 million;

— The acquisition price of the shares obtained under the subsidiary purchase offer is €20 per share, i.e.:

62,500,000 x €20 = €1,250 million;

— The acquisition price of the shares obtained under the merger corresponds to the value of the Sagem shares issued in consideration of Snecma shares, based on the exchange rate on the date of merger, i.e.:

44,854,696 x 15/13 x €15.35 = €794 million;

— Acquisition costs, net of taxes (other than the issuance costs directly offset against the merger and issuance premiums), amounted to €6 million.

This acquisition was offset in the financial statements of the acquiring company as follows:

| | |
|---|---|
| — Shares issued at fair value | € 3,883 million |
| — Cash disbursed | € 1,250 million |
| — Costs relating to the acquisition | € 6 million |
| **— Total** | **€ 5,139 million** |

With regard to the net financial position, this acquisition had the following impact:

| | |
|---|---|
| — Financial position acquired | € 94 million |
| — Amount disbursed | €(1,267) million |
| — Net financial position outflow | €(1,173) million |

— Fair value of assets and liabilities acquired

The carrying amount of Snecma group equity as of March 31, 2005 amounted to €2,026 million, after cancellation of historical goodwill (€728 million).

In accordance with IFRS 3, a certain number of assets and liabilities were measured at fair value, and mainly intangible assets, which were subject to an independent appraisal. Through lack of a market, aeronautical program intangibles were measured using the excess earnings method and trademarks were measured using the royalty method.

The excess earnings method consists of discounting the expected operating margins attributable to intangible assets, by deducting the capitalization expense of the underlying assets.

The capitalization expense represents the required return on assets necessary (working capital requirement, property, plant and equipment and intangible assets, including human capital) to the operations of the valued intangible asset.

The royalty method consists in estimating the cash flows attributable to the trademark with reference to the royalty levels required for the use of trademarks comparable in terms of sector of activity, maturity, recognition, etc.

This fair value measurement mainly concerns the following headings:

| | |
|---|---|
| — Intangible assets (of which programs: €2,088 million, trademarks: €147 million, customer relations and orders: €26 million) | € 2,260 million |
| — Property, plant and equipment | € 95 million |
| — Inventories | € 444 million |
| **Total asset remeasurement** | **€ 2,799 million** |
| — Actuarial differences relating to employee benefits | € 44 million |
| — Deferred tax liabilities | € 946 million |
| **Total liability remeasurement** | **€ 990 million** |

*The revaluation of assets and liabilities acquired breaks down as follows:*

| | |
|---|---|
| — Group's reserves | € 1,755 million |
| — Minority interests | € 54 million |
| | € 1,809 million |

The fair value of the acquired assets and liabilities is therefore equal to the sum of the accounting equity acquired (€2,026 million) and the Group's share of remeasurements (€1,755 million), i.e. €3,781 million.

— Goodwill

The difference between the acquisition cost (€5,139 million) and Sagem's share in the fair value of the acquired assets and liabilities (100% of €3,781 million) is €1,358 million and represents the goodwill on the former Snecma group activities.

The acquisition cost (€5,139 million) was then allocated to the main CGU of the former Snecma group in proportion to their discounted future cash flows.

Following this allocation, it was possible to determine the residual goodwill of each of the main CGU of the former Snecma group by taking into account the restated consolidated reserves and allocations.

| (in € millions) | Goodwill |
|---|---|
| Snecma | 198 |
| Techspace Aero | 47 |
| Snecma Propulsion Solide | 66 |
| Turbomeca | 225 |
| Microturbo | 12 |
| Snecma Services | 46 |
| Aircelle | 207 |
| Messier Dowty | 90 |
| Messier Bugatti | 91 |
| Hispano-Suiza | 96 |
| Labinal | 208 |
| Teuchos | 52 |
| Globe | 10 |
| Cinch Inc. | 6 |
| Sofrance | 4 |
| **Total** | **1,358** |

e) **Pro forma financial statements**

The significance of this merger requires the presentation of pro forma financial statements, which are detailed in the section Pro forma financial statements.

2) **Other changes in scope of consolidation**

Other immaterial changes in scope of consolidation concern:

— the entry of Valin Participations,

— the removal of companies that became insignificant due to the change in the Group's structure: e.g. SPTHD, Sagem Security International Trading Co Ltd, Confidence, Sfim Industries Deutschland Gmbh, Positive, E-Software, Eurofog, Sagem Electronic Equipment Beijing, Sagem Kabushiki Kaisha, Sagem Mauritanie, SCI Minerve, Trel Halozapito,

— the acquired companies but not consolidated: Sagem Electronique France and the Orga Group.

The Orga Group, a specialist in smart cards, mainly in telecommunications, where it is fourth worldwide, was purchased at the end of November 2005 by Sagem Défense Sécurité.

SAFRAN has not consolidated the financial statements of the Orga Group as of December 31, 2005, because of:

— The absence of a common basis of accounting, as the Orga financial statements are currently drawn up according to German accounting principles and rules,

— The recent acquisition date and the non-formalization, at the closing date of the SAFRAN financial statements, of the Orga Group balance sheet at the acquisition date,

— Reduced time limits for the submission of date covering subsidiaries in order to prepare the SAFRAN consolidated financial statements.

The ORGA Group financial statements will be taken into account in the SAFRAN consolidated financial statements beginning in 2006. The acquisition price will be allocated to the various identifiable assets and liabilities before December 31, 2006, in accordance with IFRS 3-*Business combinations*.

## 3) Consolidated companies

| Company name, form, registered business address | Siren N° country | 2005 Method | 2005 % interest | 2005 % control | 2004 Method | 2004 % interest | 2004 % control |
|---|---|---|---|---|---|---|---|
| **SAFRAN SA** | **parent company** | | | | | | |
| **Direct SAFRAN SA subsidiaries** | | | | | | | |
| Sagem Communication — 75015 Paris (1) | 480,108,158 | FC | 100.0 | 100.0 | NC | — | — |
| Sagem Défense Sécurité — 75015 Paris (1) | 480,107,911 | FC | 100.0 | 100.0 | NC | — | — |
| Safran Informatique — 75015 Paris (1) | 480,107,143 | FC | 100.0 | 100.0 | NC | — | — |
| Snecma — 75015 Paris | 414,815,217 | FC | 100.0 | 100.0 | NC | — | — |
| Hispano-Suiza SA — 92707 Colombes | 692,015,217 | FC | 100.0 | 100.0 | NC | — | — |
| Aircelle — Gonfreville l'Orcher — 76700 Harfleur | 352,050,512 | FC | 100.0 | 100.0 | NC | — | — |
| Techspace Aero — B4041 Milmort | Belgium | FC | 51.0 | 100.0 | NC | — | — |
| Etablissements Vallaroche SA — 75015 Paris | 542,028,154 | FC | 100.0 | 100.0 | NC | — | — |
| Snecma Propulsion Solide — 33187 Le Haillan | 434,021,028 | FC | 100.0 | 100.0 | NC | — | — |
| Labinal — 78180 Montigny-le-Bretonneux | 301,501,391 | FC | 100.0 | 100.0 | NC | — | — |
| Safran USA Inc. — Wilmington/Delaware 19808 | USA | FC | 100.0 | 100.0 | NC | — | — |
| Turbomeca SA — 64510 Bordes | 338,481,955 | FC | 100.0 | 100.0 | NC | — | — |
| Technofan SA — 31700 Blagnac | 710,802,547 | FC | 61.46 | 100.0 | NC | — | — |
| Sofrance SA — 87800 Nexon | 757,502,240 | FC | 100.0 | 100.0 | NC | — | — |
| Messier-Bugatti SA — 78141 Velizy | 712,019,538 | FC | 100.0 | 100.0 | NC | — | — |
| Messier-Dowty International Ltd — Gloucester | UK | FC | 100.0 | 100.0 | NC | — | — |
| Laura Leasing | UK | FC | 100.0 | 100.0 | NC | — | — |
| Europropulsion SA — 92150 Suresnes | 388,250,797 | PC | 50.0 | 50.0 | NC | — | — |
| SEM MB SA — 95815 Argenteuil | 592,027,312 | EQ | 50.0 | 50.0 | NC | — | — |
| Teuchos Holding — 78990 Elancourt | 352,876,197 | FC | 100.0 | 100.0 | NC | — | — |
| Valin participation — 75015 Paris | 428,704,894 | FC | 100.0 | 100.0 | NC | — | — |
| Eurofog | 340,574,540 | NC* | — | — | FC | 65.91 | 100.00 |
| **Sagem Communication subsidiaries** | | | | | | | |
| Sagem Communicaciones Ibérica | Spain | FC | 100.0 | 100.0 | FC | 100.0 | 100.0 |
| Sagem Communication Germany GmbH | Germany | FC | 100.0 | 100.0 | FC | 100.0 | 100.0 |
| Sagem Communication UK Ltd | England | FC | 100.0 | 100.0 | FC | 100.0 | 100.0 |
| Sagem Communication Italia Srl | Italy | FC | 100.0 | 100.0 | FC | 100.0 | 100.0 |
| Sagem Communication CZ Sro | Czech Rep. | FC | 100.0 | 100.0 | FC | 100.0 | 100.0 |
| Sagem Communication Benelux BV | The Netherlands | FC | 100.0 | 100.0 | FC | 100.0 | 100.0 |
| Sagem Communication Poland Sp Zo.o | Poland | FC | 100.0 | 100.0 | FC | 100.0 | 100.0 |
| Sagem Industria e Comercio de Comunicacoes LDA | Portugal | FC | 100.0 | 100.0 | FC | 100.0 | 100.0 |
| Sagem Communication Tianjin | China | FC | 100.0 | 100.0 | FC | 100.0 | 100.0 |
| Sagem Communication Suisse | Switzerland | FC | 100.0 | 100.0 | FC | 100.0 | 100.0 |
| Compagnie de Découpe de l'Ouest SAS | 448,897,405 | PC | 76.65 | 76.65 | PC | 76.65 | 76.65 |
| Dr Neuhaus Telecommunikation GmbH | Germany | FC | 99.2 | 100.0 | FC | 99.2 | 100.0 |
| Ningbo Bird Sagem Electronics Co. Ltd. | China | PC | 50.0 | 50.0 | PC | 50.0 | 50.0 |
| Sagem Australasia Pty Ltd. | Australia | FC | 100.0 | 100.0 | FC | 100.0 | 100.0 |
| Sagem Communication Austria GmbH | Austria | FC | 100.0 | 100.0 | FC | 100.0 | 100.0 |
| Sagem Communicaçoes Ltda | Brazil | FC | 100.0 | 100.0 | FC | 100.0 | 100.0 |
| Sagem Electronic Equipment Beijing | China | NC* | — | — | FC | 100.0 | 100.0 |
| Sagem Kabushiki Kaisha | Japan | NC* | — | — | FC | 100.0 | 100.0 |
| Sagem Magyarorszag | Hungary | FC | 100.0 | 100.0 | FC | 100.0 | 100.0 |
| Sagem Mauritanie | Mauritania | NC* | — | — | FC | 100.0 | 100.0 |
| Sagem Networks Poland Sp Zo.o | Poland | FC | 68.0 | 100.0 | FC | 68.0 | 100.0 |
| Sagem Tunisie SARL | Tunisia | FC | 100.0 | 100.0 | FC | 100.0 | 100.0 |
| SCI Minerve | 402,652,903 | NC* | — | — | FC | 100.0 | 100.0 |
| SPTHD | 450,100,862 | NC* | — | — | FC | 100.0 | 100.0 |
| Trel Halozatepito | Hungary | NC* | — | — | FC | 100.0 | 100.0 |
| **Sagem Defense Security subsidiaries** | | | | | | | |
| Confidence | 404,401,887 | NC* | — | — | FC | 100.0 | 100.0 |
| E-Software | 437,782,535 | NC* | — | — | FC | 100.0 | 100.0 |
| Sagem Avionics Inc. | USA | FC | 100.0 | 100.0 | FC | 100.0 | 100.0 |
| Sagem Denmark A/S | Denmark | FC | 100.0 | 100.0 | FC | 100.0 | 100.0 |
| Sagem Monetel | 442,508,271 | FC | 100.0 | 100.0 | FC | 100.0 | 100.0 |
| Sagem-Morpho Inc. | USA | FC | 100.0 | 100.0 | FC | 100.0 | 100.0 |
| Sagem Security International Trading Co, Ltd. | China | NC* | — | — | FC | 100.0 | 100.0 |
| SFIM Industries Deutschland GmbH | Germany | NC* | — | — | FC | 100.0 | 100.0 |
| SILEC | 390,654,192 | FC | 100.0 | 100.0 | FC | 100.0 | 100.0 |
| Sofradir | 334,835,709 | PC | 40.0 | 40.0 | PC | 40.0 | 40.0 |

| Company name, form, registered business address | Siren N° country | Method | % interest | % control | Method | % interest | % control |
|---|---|---|---|---|---|---|---|
| Vectronix AG | Switzerland | FC | 100.0 | 100.0 | FC | 100.0 | 100.0 |
| Wuhan Sagem Tianyu Electronics Co, Ltd | China | FC | 73.34 | 100.0 | FC | 73.34 | 100.0 |
| Wuhan Tianyu Information Industry Co, Ltd. | China | PC | 33.35 | 33.35 | PC | 33.35 | 33.35 |
| **Confidence subsidiary** | | | | | | | |
| Positive | 339,650,335 | NC* | — | — | FC | 100.0 | 100.0 |
| **Silec subsidiary** | | | | | | | |
| Sagem Participations | 452,676,182 | FC | 100.0 | 100.0 | FC | 100.0 | 100.0 |
| **Sofradir subsidiary** | | | | | | | |
| ULIS | 440,508,331 | PC | 34.01 | 40.0 | PC | 34.01 | 40.0 |
| **Vectronix AG subsidiary** | | | | | | | |
| Vectronix Inc. | USA | FC | 100.00 | 100.0 | FC | 100.00 | 100.0 |
| **Snecma subsidiaries** | | | | | | | |
| Snecma Services SA — 75015 Paris | 562,056,408 | FC | 100.0 | 100.0 | NC | — | — |
| CFM International SA — 75105 Paris | 302,527,700 | PC | 50.0 | 50.0 | NC | — | — |
| CFM International Inc. — City of Dover, Co Kent — Delaware 19901 | USA | PC | 50.0 | 50.0 | NC | — | — |
| Famat — 44614 Saint-Nazaire cedex | 321,853,798 | PC | 50.0 | 50.0 | NC | — | — |
| **Snecma Services subsidiary** | | | | | | | |
| Snecma Services Participations SA — 75015 Paris | 414,815,399 | FC | 100.0 | 100.0 | NC | — | — |
| **Snecma Services Participations subsidiary** | | | | | | | |
| Snecma Services Brussels — 1200 Woluwé Saint Lambert | Belgium | FC | 100.0 | 100.0 | NC | — | — |
| **CFM International Inc. subsidiary** | | | | | | | |
| Shannon Engine Support Ltd — Shannon, Co Clare | Ireland | PC | 50.0 | 50.0 | NC | — | — |
| **Aircelle subsidiary** | | | | | | | |
| Aircelle Ltd — Burnley Lancashire | UK | FC | 100.0 | 100.0 | NC | — | — |
| SLCA — 57 192 Floranges | 317,401,065 | FC | 100.0 | 100.0 | NC | — | — |
| **Techspace Aero subsidiary** | | | | | | | |
| Techspace Aero Inc. — Cincinnati, Ohio 45246 | USA | FC | 51.0 | 100.0 | NC | — | — |
| **Techspace Aero Inc. subsidiary** | | | | | | | |
| Cenco Inc. — Minnesota 55112 | USA | FC | 51.0 | 100.0 | NC | — | — |
| **Etablissements Vallaroche subsidiary** | | | | | | | |
| Soreval — L2633 Senningerberg | Luxembourg | FC | 100.0 | 100.0 | NC | — | — |
| Lexvall 2 — 75015 Paris | 428,705,438 | FC | 100.0 | 100.0 | NC | — | — |
| Lexvall 13 — 75015 Paris | 440,291,938 | FC | 100.0 | 100.0 | NC | — | — |
| **Labinal subsidiaries** | | | | | | | |
| Labinal GmbH — 21129 Hambourg | Germany | FC | 100.0 | 100.0 | NC | — | — |
| **Safran US A Inc. subsidiaries** | | | | | | | |
| Labinal Inc. — Wilmington/Delaware 19808 | USA | FC | 100.0 | 100.0 | NC | — | — |
| Messier-Bugatti Systems Inc. — Wilmington/ Delaware 19808 | USA | FC | 100.0 | 100.0 | NC | — | — |
| Cinch Connectors Inc. — Wilmington/Delaware 19808 | USA | FC | 100.0 | 100.0 | NC | — | — |
| Globe Motors Inc. — Wilmington/Delaware 19808 | USA | FC | 100.0 | 100.0 | NC | — | — |
| Labinal de Mexico SA de CV — Chihuahua | Mexico | FC | 100.0 | 100.0 | NC | — | — |
| Labinal Corinth Inc. — Corinth/Texas 76210 | USA | FC | 100.0 | 100.0 | NC | — | — |
| Turbomeca USA Inc. — Wilmington/Delaware 19808 | USA | FC | 100.0 | 100.0 | NC | — | — |
| **Globe Motors Inc. subsidiary** | | | | | | | |
| Globe Motors Portugal — Modivas Vila do Conde 4485-595 | Portugal | FC | 100.0 | 100.0 | NC | — | — |
| **Turbomeca SA subsidiaries** | | | | | | | |
| Microturbo SA — 31200 Toulouse | 630,800,084 | FC | 100.0 | 100.0 | NC | — | — |
| Turbomeca Africa Pty Ltd — Bonaero Park 1622 | South Africa | FC | 51.0 | 100.0 | NC | — | — |
| **Messier-Bugatti subsidiary** | | | | | | | |
| A-Carb LLC Walton — Kentucky 41094 | USA | FC | 100.0 | 100.0 | NC | — | — |
| **Messier-Dowty International Ltd subsidiaries** | | | | | | | |
| Messier-Dowty SA — 78142 Velizy | 552,118,846 | FC | 100.0 | 100.0 | NC | — | — |
| Messier-Dowty Ltd — Gloucester GL2QH | UK | FC | 100.0 | 100.0 | NC | — | — |
| Messier-Dowty Inc. — Ajax Ontario | Canada | FC | 100.0 | 100.0 | NC | — | — |
| **Teuchos Holding subsidiaries** | | | | | | | |
| Teuchos Exploitation — 78990 Elancourt | 353,054,505 | FC | 100.0 | 100.0 | NC | — | — |
| Teuchos Ingénierie — 78990 Elancourt | 440,294,452 | FC | 100.0 | 100.0 | NC | — | — |

| Company name, form, registered business address | Siren N° country | 2005 Method | 2005 % interest | 2005 % control | 2004 Method | 2004 % interest | 2004 % control |
|---|---|---|---|---|---|---|---|
| **Messier-Dowty Int. and Messier-Bugatti joint subsidiary** | | | | | | | |
| Messier Services International — 78140 Velizy ... | 434,020,996 | FC | 100.0 | 100.0 | NC | — | — |
| **Messier Services International subsidiaries** | | | | | | | |
| Messier Services SA — 78140 Velizy.................. | 439,019,485 | FC | 100.0 | 100.0 | NC | — | — |
| Messier Services Inc. — Sterling Virginia 20166-8914.................. | USA | FC | 100.0 | 100.0 | NC | — | — |
| Messier Services Pte Ltd — Singapore 508985.... | Singapore | FC | 100.0 | 100.0 | NC | — | — |
| Messier Services Ltd — Gloucester GL29QH....... | UK | FC | 100.0 | 100.0 | NC | — | — |
| **Messier Services International investment** | | | | | | | |
| Hydrep — 35800 Saint-Lunaire.............................. | 381,211,184 | EQ | 50.0 | 50.0 | NC | — | — |
| **Messier Services Inc. investment** | | | | | | | |
| A-Pro Inc. Tallahassee Florida 32301 .................. | USA | EQ | 50.0 | 50.0 | NC | — | — |
| **Messier Services Pte Ltd subsidiary** | | | | | | | |
| Messier Services Asia Pte Ltd — Singapore 508985.................. | Singapore | FC | 60.0 | 100.0 | NC | — | — |

FC: full consolidation/PC: proportional consolidation/EQ: equity affiliate/NC: not consolidated/*: frozen reserves

(1) Creation in 2005 following the spin off of SAGEM SA

## 20.1.7. Segment information

The Group's operations are organized and managed separately according to the nature of the goods and services rendered, each sector representing a strategic activity offering a variety of goods in different markets.

Inter-branch sales are performed under market conditions.

### *20.1.7.1. Activity sectors*

#### 1) Aerospace Propulsion branch

Within the Aerospace Propulsion branch, the Group designs, develops, produces and markets propulsion systems for commercial aircraft, military transport, training and combat aircraft, civil and military helicopters, tactical missiles and drones.

The main companies in this branch are:

- Snecma (engines for civil and military aircraft),
- Turbomeca (turbine engines for civil and military helicopters, engines for training aircraft and tactical missiles, land and marine turbines, and maintenance, repair and overhaul (MRO)),
- Techspace Aero (components for aircraft engines, maintenance),
- Snecma Propulsion Solide,
- Snecma Services.

#### 2) Aircraft Equipment branch

The Group also specializes in mechanical, hydromechanical and electromechanical equipment, including landing gear, wheels, brakes and associated systems, thrust reversers and nacelles, composite material parts, engine control systems and associated equipment, transmission systems, wiring, electrical connection systems, ventilation systems and hydraulic filters. The branch also includes MRO and the sale of spare parts.

The main companies in this branch are:

- Aircelle
- Messier-Dowty
- Messier-Bugatti
- Messier Services

- Hispano-Suiza
- Labinal

### 3) Defense Security branch

Within the Defense Security branch, the Group designs, develops, produces and markets Aeronautical and Navigation systems (avionics, navigational instruments, etc), Optronic and Air-Land systems and Security systems (secured payment terminals, bankcards, airport security).

The main companies in this branch are:

- Sagem Défense Sécurité,
- Sagem Monétel,
- Sagem Morpho Inc.,
- Vectronix.

### 4) Communications branch

The activities in the Communications branch include mobile telephony and broadband communications (fax and multifunctional terminals, DECT, broadband terminals, decoders etc).

The main companies in this branch are:

- Sagem Communication,
- Sagem Communication Austria GmbH,
- Sagem Tunisie.

## 5) Segment information by branch

As of December 31, 2005

| | Aerospace propulsion | Aircraft equipment | Defense and security | Communications | Total branches | Holding/ Inter-branch eliminations | Total as of Dec. 31, 2005 |
|---|---|---|---|---|---|---|---|
| | | | | (in € millions) | | | |
| External revenue | 3,283 | 1,835 | 1,232 | 2,342 | **8,692** | — | **8,692** |
| Inter-branch revenue | 19 | 257 | 149 | 46 | **471** | (471) | — |
| **Total revenue** | **3,302** | **2,092** | **1,381** | **2,388** | **9,163** | **(471)** | **8,692** |
| Other branch income * | (160) | 176 | 72 | 111 | **199** | (15) | **184** |
| Branch expenses | (3,013) | (2,109) | (1,296) | (2,379) | **(8,797)** | 455 | **(8,342)** |
| Depreciation and amortization, net | (230) | (106) | (44) | (57) | **(437)** | (10) | **(447)** |
| Impairment of assets | (53) | (13) | (4) | 8 | **(62)** | (10) | **(72)** |
| Provisions for contingencies and losses, net | (70) | (26) | 7 | 3 | **(86)** | 36 | **(50)** |
| Other items | (134) | (53) | (6) | (73) | **(266)** | (7) | **(273)** |
| **Profit (loss) from operations** | **(358)** | **(39)** | **110** | — | **(286)** | **(22)** | **(308)** |
| Income from associates | | | | | | | **3** |
| Net finance costs/ income | | | | | | | **(166)** |
| Income tax expense | | | | | | | **221** |
| Minority interests | | | | | | | **2** |
| **Net profit (loss)** | | | | | | | **(248)** |
| Branch assets ** | 7,016 | 3,707 | 1,652 | 1,211 | **13,586** | 412 | **13,998** |
| Non-current financial assets | | | | | | | **451** |
| Investments in associates | 21 | 16 | | | **37** | | **37** |
| Tax receivables | | | | | | | **121** |
| Cash and cash equivalents | | | | | | | **936** |
| **Total assets** | | | | | | | **15,543** |
| Shareholders' equity | | | | | | | **4,572** |
| Minority interests | | | | | | | **164** |
| Branch liabilities | 5,007 | 1,564 | 945 | 905 | **8,421** | (502) | **7,920** |
| Borrowings subject to specific terms and conditions | | | | | | | **1,835** |
| Tax payables | | | | | | | **1,052** |
| **Total liabilities** | | | | | | | **15,543** |
| Acquisition of intangible assets | 110 | 133 | 25 | 74 | **342** | 1 | **343** |
| Acquisition of property, plant and equipment | 117 | 78 | 39 | 37 | **271** | (13) | **258** |

* Including change in inventories of finished goods and work in progress and capitalized production

** of which €452 million in financial instruments

As of December 31, 2004

| | Defense and security | Communications | Total branches | Holding/ Inter-branch eliminations | Total as of Dec. 31, 2004 |
|---|---|---|---|---|---|
| | | | (in € millions) | | |
| **Total revenue** | **1,162** | **2,405** | **3,567** | | 3,567 |
| **Profit (loss) from operations** | 103 | 113 | **216** | **(1)** | **215** |
| Net finance costs/income | | | | | **5** |
| Income tax expense | | | | | **(66)** |
| **Net profit (loss)** | | | | | **154** |
| Branch assets | 1,421 | 1,085 | **2,506** | **(18)** | **2,488** |
| Non-current financial assets | | | | | **15** |
| Tax receivables | | | | | **36** |
| Cash and cash equivalents | | | | | **443** |
| **Total assets** | | | | | **2,982** |
| Shareholders' equity | | | | | **1,244** |
| Minority interests | | | | | **1** |
| Branch liabilities | 851 | 825 | **1,676** | **(9)** | **1,667** |
| Borrowings subject to specific terms and conditions | | | | | **67** |
| Tax payables | | | | | **3** |
| **Total liabilities** | | | | | **2,982** |
| Acquisition of intangible assets | 22 | 16 | **38** | **5** | **43** |
| Acquisition of property, plant and equipment | 57 | 50 | **107** | — | **107** |

*20.1.7.2. Geographical segments*

The Group is mainly based in four geographical segments.

1) **Revenue by customer location**

| | Dec. 31, 2005 | | Dec. 31, 2004 | |
|---|---|---|---|---|
| | Amount | % | Amount | % |
| | (in € millions) | | | |
| France | 3,332 | 38% | 1,657 | 47% |
| Europe | 1,792 | 21% | 1,121 | 31% |
| North America | 2,029 | 23% | 289 | 8% |
| Asia | 714 | 8% | 352 | 10% |
| Rest of the world | 825 | 10% | 148 | 4% |
| **Total** | **8,692** | **100%** | **3,567** | **100%** |

2) **Carrying amount of segment assets and acquisition of intangible assets and property, plant and equipment**

| | Branch assets | | | | Acquisitions of intangible assets and PP&E | | | |
|---|---|---|---|---|---|---|---|---|
| | Dec. 31, 2005 | | Dec. 31, 2004 | | Dec. 31, 2005 | | Dec. 31, 2004 | |
| | Amount | % | Amount | % | Amount | % | Amount | % |
| | (in € millions) | | | | | | | |
| France | 12,358 | 88% | 2,387 | 96% | 480 | 80% | 135 | 90% |
| Europe | 1,161 | 8% | 100 | 4% | 87 | 15% | 5 | 3% |
| North America | 646 | 5% | 33 | 1% | 20 | 3% | 4 | 3% |
| Asia | 53 | 1% | 23 | 1% | 3 | 0% | 4 | 3% |
| Rest of the world | 184 | 1% | 36 | 2% | 12 | 2% | 2 | 1% |
| Inter-area eliminations | (404) | (3%) | (91) | (4%) | (1) | — | — | — |
| **Total** | **13,998** | **100%** | **2,488** | **100%** | **601** | **101%** | **150** | **100%** |

## 20.1.8. Notes to the consolidated financial statements

### *20.1.8.1. Breakdown of income statements items*

1) **Revenue**

| | Dec. 31, 2005 | Dec. 31, 2004 |
|---|---|---|
| | (in € millions) | |
| Original aircraft equipment | 2,730 | — |
| Aircraft spare parts | 1,159 | — |
| MRO | 770 | — |
| R & D contracts | 425 | — |
| Mobile telephones | 1,092 | 1,277 |
| High speed communications | 1,249 | 1,128 |
| Navigators and aeronautic systems | 474 | 449 |
| Optronic and infantry soldier systems | 409 | 430 |
| Security | 349 | 283 |
| Other | 35 | — |
| **Total** | **8,692** | **3,567** |

2) **Other income**

Other income mainly comprises operating subsidies and various other operating income as shown in the following table:

| | Dec. 31, 2005 | Dec. 31, 2004 |
|---|---|---|
| | (in € millions) | |
| Operating subsidies | 11 | 6 |
| Other operating income | 78 | 8 |
| **Total** | **89** | **14** |

3) **Raw materials and consumables used**

Raw materials and consumables for the year primarily involve raw materials, supplies, subcontracting purchases and all external services.

They break down as follows:

| | Dec. 31, 2005 | Dec. 31, 2004 |
|---|---|---|
| | (in € millions) | |
| Raw materials, supplies and other | (2,426) | (1,597) |
| Bought-in goods | (96) | (98) |
| Changes in inventories | 65 | 40 |
| Sub-contracting | (1,827) | (373) |
| Purchases not held in inventory | (247) | (63) |
| External services | (1,291) | (408) |
| **Total** | **(5,822)** | **(2,499)** |

## 4) Personnel costs

| | Dec. 31, 2005 | Dec. 31, 2004 |
|---|---|---|
| | (in € millions) | |
| Wages and salaries | (1,584) | (496) |
| Social security contributions | (523) | (208) |
| Statutory employee profit-sharing | (27) | (16) |
| Optional employee-profit sharing | (35) | (12) |
| Additional contributions | (12) | (16) |
| Other employee costs | (160) | (9) |
| **Total** | **(2,341)** | **(757)** |

## 5) Depreciation, amortization and provisions

| | Dec. 31, 2005 | Dec. 31, 2004 |
|---|---|---|
| | (in € millions) | |
| Depreciation and amortization expense | | |
| — intangible assets | (190)* | (16) |
| — property, plant and equipment | (257) | (81) |
| **Total depreciation and amortization expense** | **(447)** | **(97)** |
| **Charge to loss provisions (20.1.8.2.12)** | **(50)** | **(7)** |

* including the depreciation on the revalued assets at fair value, revaluation done while the Snecma Group was acquired: -€129 million.

## 6) Asset impairment

| | Impairment | | Reversal | |
|---|---|---|---|---|
| | Dec. 31, 2005 | Dec. 31, 2004 | Dec. 31, 2005 | Dec. 31, 2004 |
| | (in € millions) | | | |
| Asset impairment | | | | |
| — intangible assets and PP&E | (53) | — | 4 | — |
| — financial assets | (13) | — | — | — |
| — inventories | (158) | (23) | 150 | 12 |
| — receivables | (69) | (47) | 67 | 73 |
| **Total** | **(293)** | **(70)** | **221** | **85** |

## 7) Other operating income and expenses

Other operating income and expenses mainly include:

| | Dec. 31, 2005 | Dec. 31, 2004 |
|---|---|---|
| | (in € millions) | |
| Capital gains/losses on asset disposals | 11* | 2 |
| Royalties, patents and licenses | (83) | (71) |
| Costs on financial guarantees | (60) | — |
| Debt waivers | (25) | — |
| Loss on irrecoverable receivables | (6) | (22) |
| Other operating expenses | (110) | (4) |
| **Total** | **(273)** | **(95)** |

* The SAFRAN Group books the sale of its former head office with a capital gain of €18 million.

## 8) Income from associates

See breakdown of balance sheet items in Section 20.1.8.2.3.

## 9) Net finance costs/income

| | Dec. 31, 2005 | Dec. 31, 2004 |
|---|---|---|
| | (in € millions) | |
| **Cost of net borrowings and long-term debt** | **(29)** | **4** |
| Foreign exchange hedging ineffectiveness | (67) | — |
| Loss on financial instruments held for trading | (1) | — |
| Foreign exchange loss | (804) | (39) |
| Charges to provisions | (25) | (3) |
| Foreign exchange gains (losses) on provisions | (23) | — |
| NCA of non-consolidated investments sold | (16) | (4) |
| NCA of available-for-sale assets | — | — |
| Debt waivers | (21)* | — |
| Discount impact | (19) | — |
| Other | — | — |
| **Total other finance costs** | **(976)** | **(46)** |
| Income from available-for-sale assets | — | — |
| Proceeds from disposal of assets | 18 | — |
| Foreign exchange gain | 757 | 40 |
| Reversals of provisions | 53 | 4 |
| Other | 11 | 3 |
| **Total other finance income** | **839** | **47** |
| **Total other finance costs/income** | **(137)** | **1** |
| **Total financial costs/income** | **(166)** | **5** |

* This is offset in net finance costs/income by an equivalent reversal of provisions.

## 10) Income tax expense

The income tax expense breaks down as follows:

| | Dec. 31, 2005 | Dec. 31, 2004 |
|---|---|---|
| | (in € millions) | |
| Current tax charge | (111) | (62) |
| Deferred tax charge | 332 | (4) |
| **Total income tax expense** | **221** | **(66)** |

The current tax charge corresponds to amounts paid or payable to the tax authorities in the short term in respect of the current period, in accordance with prevailing legislation in the various countries and certain agreements (e.g. group consolidated for tax purposes).

The effective tax rate breaks down as follows:

| | 31.12.2005 | 31.12.2004 |
|---|---|---|
| | (in € millions) | |
| Profit/(income) before tax | (471) | 220 |
| Standard tax rate for the Group | 34.93% | 35.43% |
| **Tax (expense)/income at standard rate** | **164** | **(78)** |
| Impact of permanent differences | 14 | — |
| Impact of reduced tax rates | 8 | — |
| Impact of difference in tax rates between countries | 3 | 1 |
| Impact of the liability method | (5) | — |
| Impact of not recognized taxes | (3) | 7 |
| Impact of discounting of deferred tax assets or liabilities | — | — |
| Impact of tax credits and other items | 40* | 4 |
| **Current tax income/(expense)** | **221** | **(66)** |
| **Effective rate of income tax (%)** | 46.97% | 29.78% |

* including tax credits of €30 million

## 11) Earnings per share

The Group's potentially dilutive shares include stock options and the bonus share issues for no consideration for Sagem SA employees prior to the merger.

Earnings per share are as follows:

| | Index | Dec. 31, 2005 | Dec. 31, 2004 |
|---|---|---|---|
| **Numerator (in € millions)** | | | |
| Net profit for the period | (a) | (248) | 154 |
| **Denominator (in shares)** | | | |
| Total number of shares | (b) | 417,029,585 | 177,500,000 |
| Number of treasury shares held | (c) | 7,717,047 | 5,203,405 |
| Number of shares excluding treasury shares | (d)=(b-c) | 409,312,538 | 172,296,595 |
| Weighted average number of shares (excluding treasury shares) | (d') | 350,791,632 | 173,494,969 |
| Potentially dilutive ordinary shares: | | | |
| Dilutive impact of purchase options and bonus shares granted to Sagem SA employees prior to the merger | (e) | 1,018,720 | 1,139,984 |
| Weighted average number of shares after dilution | (f)=(d'+e) | 351,810,352 | 174,634,953 |
| **Ratio: earnings per share (in euro)** | | | |
| Basic earnings per share: (profit/(loss) | (g)=(a*1 million)/(d') | (0.71) | 0.89 |
| Diluted earnings per share: (profit/(loss) | (h)=(a*1 million)/(f) | (0.70) | 0.88 |

There were no other transactions involving shares or potential shares between the year-end and the completion of these financial statements.

12) **Dividends proposed and voted**

| | Dec. 31, 2005 | Dec. 31, 2004 |
|---|---|---|
| | (in € millions) | |
| **Submitted for approval at the Combined Ordinary and Extraordinary Shareholders' meeting** | | |
| Dividend paid on ordinary shares | 150 | 92 |
| Net dividend per share (in €)* | 0.36 | 0.22 |
| **Voted and paid during the year** | | |
| Dividend paid on ordinary shares | 90 | 32 |

The dividends on treasury shares were not paid and were taken to retained earnings.

*20.1.8.2. Breakdown of balance sheet items*

1) **Non-current assets**

a) **Goodwill**

| | Dec. 31, 2005 Net | Dec. 31, 2004 Net |
|---|---|---|
| | (in € millions) | |
| Aircelle | 207 | — |
| Messier Dowty SAS | 90 | — |
| Messier Bugatti | 91 | — |
| Hispano Suiza | 96 | — |
| Labinal | 208 | — |
| Teuchos SA | 52 | — |
| Snecma | 198 | — |
| Turbomeca SA | 225 | — |
| Techspace Aero | 47 | — |
| Snecma Propulsion Solide | 66 | — |
| Snecma Services | 46 | — |
| Globe Motors Inc. | 11 | — |
| Microturbo SA | 12 | — |
| Cinch Connectors Inc. | 7 | — |
| Sagem Communications | 21 | 21 |
| Sagem Defense | 41 | 41 |
| Vectronix | 24 | 24 |
| Wuhan Tianyu Information Industry | 5 | 5 |
| Sofrance | 4 | — |
| Other | 1 | 6 |
| **Total** | **1,452** | **97** |

The breakdown of goodwill is as follows:

| | (in € millions) |
|---|---|
| **As of Dec. 31, 2004** | **97** |
| Changes in scope of consolidation (1) | 1,353 |
| Movement during the period (2) | 2 |
| Disposal | (2) |
| Translation adjustments | 2 |
| **As of Dec. 31, 2005** | **1,452** |

(1) The acquisition of the Snecma Group followed by the merger with Safran led to the recognition of goodwill in the amount of €1,358 million (see paragraph 2.D on changes in scope of consolidation) In addition, the Group deconsolidated (by freezing reserves) certain companies that became insignificant within the context of the new Group. This led to a €5 million reduction in goodwill

(2) Acquisition by SAFRAN of a business for €2 million reclassified under goodwill

The net movement in goodwill is due to the following:

The SAFRAN Group performed impairment tests on its Cash-Generating Units (CGU).

Based on the existing plan and the resulting cash flows, the value in use of these Cash-Generating Units was calculated according to the rules set forth in 20.1.6.4.4.

It resulted that:

— No other additional impairment was recognized for all the assets of each CGU, taken separately, apart from that already recognized in the financial statements,

— The recoverable amount of each CGU totally justifies the goodwill recorded.

In addition, no indications of impairment loss were noted during the period.

### b) Intangible assets

Intangible assets break down as follows:

| | Dec. 31, 2005 | | | Dec. 31, 2004 | | |
|---|---|---|---|---|---|---|
| | Gross | Amort./ impairment | Net | Gross | Amort./ impairment | Net |
| | | | (in € millions) | | | |
| Brand names | 147 | (1) | 146 | — | — | — |
| Programs | 2,693 | (179) | 2,514 | — | — | — |
| Development expenditure | 346 | (33) | 313 | 59 | (16) | 43 |
| Concessions, patents, licenses | 51 | (39) | 12 | 58 | (45) | 13 |
| Software | 130 | (101) | 29 | — | — | — |
| Other | 91 | (18) | 73 | 5 | (2) | 3 |
| **Total** | **3,458** | **(371)** | **3,087** | **122** | **(63)** | **59** |

Brands with an indefinite life amount to €119 million.

The weighted average remaining amortization of the programs is around 13 years.

Movements in intangible assets break down as follows:

| | Gross | Amortization/ impairment | Net |
|---|---|---|---|
| | | (in € millions) | |
| **As of December 31, 2004** | **122** | **(63)** | **59** |
| Assets produced internally | 298 | — | 298 |
| Separate additions | 46 | — | 46 |
| Disposals and assets removed | (10) | 8 | (2) |
| Amortization | — | (190) | (190) |
| Impairment losses recognized in profit or loss | — | (33) | (33) |
| Reclassifications | (6) | 5 | (1) |
| Changes in scope of consolidation | 3,006 | (97) | 2,909 |
| Translation adjustments | 2 | (1) | 1 |
| **As of December 31, 2005** | **3,458** | **(371)** | **3,087** |

Research expenditure recognized in expenses for 2005 amounts to €470 million.

Capitalized development expenditure as of December 31, 2005 amounts to €298 million (€35 million in 2004).

In 2005, development expenditure amortization was recognized in expenses in the amount of €79 million (€13 million in 2004).

In addition, revalued assets (allocation of the Snecma group acquisition price) were amortized in the amount of €129 million.

## c) Property, plant and equipment

### i) Breakdown

| | Dec. 31, 2005 | | | Dec. 31, 2004 | | |
|---|---|---|---|---|---|---|
| | Gross | Deprec./impairment | Net | Gross | Deprec./impairment | Net |
| | | | (in € millions) | | | |
| Land | 215 | (1) | 214 | 39 | (7) | 32 |
| Aircraft | 56 | (31) | 25 | — | — | — |
| Buildings | 805 | (397) | 408 | 256 | (158) | 98 |
| Technical facilities, equipment and tooling | 3,132 | (2,249) | 883 | 510 | (412) | 98 |
| PP&E in course of construction, advances | 168 | (18) | 150 | 31 | — | 31 |
| Site development and preparation costs | 22 | (11) | 11 | — | — | — |
| Buildings on land owned by third parties | 12 | (4) | 8 | 4 | (2) | 2 |
| Computer hardware and other equipment | 362 | (263) | 99 | 74 | (48) | 26 |
| **Total** | **4,772** | **(2,974)** | **1,798** | **914** | **(627)** | **287** |

Assets held under finance leases, recognized in property, plant and equipment, break down as follows:

| | Dec. 31, 2005 | | | Dec. 31, 2004 | | |
|---|---|---|---|---|---|---|
| | Gross | Deprec./impairment | Net | Gross | Deprec./impairment | Net |
| | | | (in € millions) | | | |
| Land | 5 | | 5 | 1 | — | 1 |
| Buildings | 90 | (48) | 42 | 39 | (18) | 21 |
| Technical facilities, equipment and tooling | 54 | (30) | 24 | — | — | — |
| Computer hardware and other equipment | 23 | (12) | 11 | 12 | (6) | 6 |
| **Total** | **172** | **(90)** | **82** | **52** | **(24)** | **28** |

### ii) Movements

Movements in property, plant and equipment break down as follows:

| | Gross | Depreciation/impairment | Net |
|---|---|---|---|
| | | (in € millions) | |
| **As of December 31, 2004** | **914** | **(627)** | **287** |
| Assets produced internally | 63 | — | 63 |
| Additions | 238 | — | 238 |
| Disposals and assets removed | (332) | 275 | (57) |
| Depreciation | — | (257) | (257) |
| Impairment losses recognized in profit or loss (*) | — | (12) | (12) |
| Gain / Loss in value | — | (4) | (4) |
| Reclassifications | 1 | (1) | — |
| Changes in scope of consolidation | 3,807 | (2,310) | 1,497 |
| Translation adjustments | 81 | (38) | 43 |
| **As of December 31, 2005** | **4,772** | **(2,974)** | **1,798** |

(*) impairment relates to the use of certain tools in certain programs

## 2) Financial assets

### a) Non-current financial assets

Non-current financial assets break down as follows:

| | Dec. 31, 2005 | Dec. 31, 2004 |
|---|---|---|
| | (in € millions) | |
| Non-consolidated investments | 340 | 3 |
| Other financial assets | 111 | 12 |
| **Total** | **451** | **15** |

i) Non-consolidated investments

Non-consolidated investments break down as follows:

| | Dec. 31, 2005 | Dec. 31, 2004 |
|---|---|---|
| | (in € millions) | |
| Unlisted shares | 286 | 3 |
| Listed shares | 54* | — |
| **Total** | **340** | **3** |

* Embraer Shares

| | (in € millions) |
|---|---|
| **As of December 31, 2004** | **3** |
| Increases/acquisitions | 104 |
| Redemptions/disposals | (16) |
| Translation adjustments | 1 |
| Changes in scope of consolidation | 192 |
| Changes in capital | 57 |
| Net changes in provisions | (10) |
| Revaluation at fair value | 15 |
| Other changes | (6) |
| **As of December 31, 2005** | **340** |

They include SAFRAN Group holdings in various non-consolidated companies, the most significant of which are:

| | As of | Percentage of control | Shareholders' equity including profit/loss for the period | Net profit and loss | Net carrying amount |
|---|---|---|---|---|---|
| | | | (in € millions) | | |
| Sichuan Snecma Aero-Engine Maintenance | 12/31/2005 | 52.67 | (4.5) | (1.8) | — |
| Snecma Morocco Engine Services SAS | 12/31/2005 | 51.00 | 2.7 | 0.3 | 1.2 |
| Turbomeca do Brasil | 12/31/2005 | 100.00 | 8.6 | 1.3 | 8.6 |
| Arianespace Participation | 12/31/2004 | 10.44 | 35.0 | 10.5 | — |
| Embraer | 12/31/2004 | 3.00 | 1,222.5 | 344.9 | 54.4 |
| Snecma Ltd | 12/31/2004 | 100.00 | 24.5 | 0.6 | 26.0 |
| RRTM | 12/31/2005 | 50.00 | 3.3 | 0.4 | — |
| ORGA (1) | 12/31/2005 | 100.00 | 32.0 | (13.0) | 90.00 |
| GEAM (2) | 12/31/2005 | 19.90 | 150.8 | 26.1 | 40.7 |

(1) acquisition at the end of November 2005 — consolidated Cie in 2006 — temporary figures

(2) owned by SSP Inc., a non-consolidated company owned by Snecma Services Participation

ii) Other financial assets

Other financial assets break down as follows:

| | Dec. 31, 2005 | Dec. 31, 2004 |
|---|---|---|
| | (in € millions) | |
| Sales-financing loans | 44 | — |
| Loans to affiliates | 25 | — |
| Loans to employees | 25 | 2 |
| Deposits and guarantees | 4 | 2 |
| Other | 13 | 8 |
| **Total** | **111** | **12** |

Movements in other financial assets are as follows:

| | (in € millions) |
|---|---|
| **As of December 31, 2004** | **12** |
| Increases/acquisitions | 24 |
| Redemptions/disposals | (114) |
| Reversals | 5 |
| Changes in scope of consolidation | 187 |
| Reclassification | (3) |
| **As of December 31, 2005** | **111** |

## b) Assets held for sale

| | Dec. 31, 2005 | Dec. 31, 2004 |
|---|---|---|
| | (in € millions) | |
| Land | — | 1 |
| Financial assets | — | 4 |
| **Total** | **—** | **5** |

Movements in assets held for sale are as follows:

| | (in € millions) |
|---|---|
| **As of December 31, 2004** | **5** |
| Disposals | (5)* |
| **As of December 31, 2005** | **—** |

* Real estate and financial assets

## c) Current financial assets

They mainly correspond to the financial assets maturing in less than one year initially classified as non-current.

Current financial assets break down as follows:

| | Dec. 31, 2005 | Dec. 31, 2004 |
|---|---|---|
| | (in € millions) | |
| Sales-financing loans | 4 | — |
| Loans to affiliates | 5 | — |
| Loans to employees | 3 | — |
| Financial current accounts | 65 | — |
| **Total** | **77** | **—** |

## d) Fair value of derivatives instruments

The fair value of the SAFRAN Group's derivative instruments stood at €452 million as of December 31, 2005.

The values of these derivative instruments at the time of the Snecma acquisition were taken into account as items of goodwill for a gross value of €1,208 million and a net value of €793 million (net of deferred taxes).

Following the SAFRAN Group's decision as of July 1, 2005 to use so-called speculative accounting for its derivative instruments, the change in fair value of these instruments was recognized in:

— reserves until June 30, 2005 for the effective portion of the cash flow hedge (€194 million),

— net finance costs/income for the balance.

## 3) Investments in associates

A-Pro, Hydrep and SEMMB are consolidated under the equity method on account of the terms of the agreements with the Group's partners.

The Group's share in the net worth and income of associates breaks down as follows:

| | Dec. 31, 2005 | | | | | Dec. 31, 2004 |
|---|---|---|---|---|---|---|
| | % interest | Equity | Income from associates | Of which deferred tax | Net | Net |
| | | | (in € millions) | | | |
| A-Pro Inc. | 50.00% | 6 | 1 | — | 7 | — |
| Hydrep | 50.00% | 4 | 1 | — | 5 | — |
| SEMMB | 49.96% | 3 | 1 | — | 4 | — |
| Cinch SA (1) | 100.00% | 17 | — | — | 17 | — |
| Sagem companies with frozen reserves (2) | 100.00% | 4 | — | — | 4 | — |
| **Total** | | **34** | **3** | **—** | **37** | **—** |

(1) Company which will be merged into SAFRAN and for which the reserves were frozen as of January 1, 2005

(2) Companies removed from consolidation and for which the reserves were frozen as of January 1, 2005 (see the note on change of scope of consolidation — 20.1.6.5.2)

## 4) Inventories and work-in-progress

Inventories break down as follows:

| | Dec. 31, 2005 | Dec. 31, 2004 |
|---|---|---|
| | Net | Net |
| | *(in € millions)* | |
| Raw materials and other supplies | 468 | 189 |
| Work-in-progress | 1,157 | 263 |
| Semi-finished and finished goods | 1,221 | 187 |
| Bought-in goods | 58 | 12 |
| **Total** | **2,904** | **651** |

Movements in inventories and work-in-progress break down as follows:

| | Gross | Write-down | Net |
|---|---|---|---|
| | | (in € millions) | |
| **As of December 31, 2004** | **755** | **(104)** | **651** |
| Movement during the period | 239 | — | 239 |
| Change in inventories on revaluation | (444) | — | (444) |
| Net write-down of reversals | — | (8) | (8) |
| Reclassification | 4 | (2) | 2 |
| Changes in scope of consolidation | 2,816 | (340) | 2,476 |
| Disposals | (38) | 2 | (36) |
| Translation adjustments | 28 | (4) | 24 |
| **As of December 31, 2005** | **3,360** | **(456)** | **2,904** |

## 5) Trade and other receivables

Trade and other receivables break down as follows:

| | Dec. 31, 2005 Net | Dec. 31, 2004 Net |
|---|---|---|
| | (in € millions) | |
| **Operating receivables** | **3,913** | **1,320** |
| Debit balances on trade payables/advance payments from customers | 219 | 52 |
| Trade receivables and related accounts | 3,669 | 1,260 |
| Current accounts operating | 13 | 7 |
| Employee-related receivables | 12 | 1 |
| **Other receivables** | **139** | **30** |
| Prepayments | 38 | 9 |
| Other receivables | 101 | 21 |
| **Total** | **4,052** | **1,350** |

Movements in trade and other receivables are as follows:

| | (in € millions) |
|---|---|
| **As of December 31, 2004** | **1,350** |
| Movement during the period | 357 |
| Write-downs/Reversal | (2) |
| Changes in scope of consolidation | 2,416 |
| Reclassification | (90) |
| Translation adjustments | 21 |
| **As of December 31, 2005** | **4,052** |

Trade and other receivables fall due as follows:

| | < 12 months | > 12 months |
|---|---|---|
| | (in € millions) | |
| Operating receivables | 3,750 | 163 |
| Other receivables | 126 | 13 |
| **Total** | **3,876** | **176** |

6) Deferred tax assets and liabilities

a) **Deferred tax assets and liabilities break down as follows:**

| | Dec. 31, 2005 | Dec. 31, 2004 |
|---|---|---|
| | (in € millions) | |
| Deferred tax — Asset | 58 | 12 |
| Deferred tax — Liability | 1,031 | 1 |
| **Net position** | **(973)** | **11** |

b) **Deferred taxes recognized in equity:**

| | Dec. 31, 2005 | Dec. 31, 2004 |
|---|---|---|
| | (in € millions) | |
| Hedging relationships | 67 | — |
| Available-for-sale assets | (6) | — |
| Treasury shares | (3) | — |
| **Total** | **58** | — |

c) **Movements in deferred taxes are as follows:**

| | (in € millions) |
|---|---|
| **Net deferred tax assets (liabilities) as of January 1, 2005** | **11** |
| Deferred tax income (expenses) in the profit and loss statement | 332 |
| Deferred taxes booked in equity | 58 |
| Reclassification | 5 |
| Translation adjustments | 1 |
| Change in scope of consolidation | (1,380) |
| **Net deferred tax assets (liabilities) as of December 31, 2005** | **(973)** |

### d) Deferred tax base:

| | As of Dec. 31, 2005 | As of Dec. 31, 2004 |
|---|---|---|
| | (in € millions) | |
| **Deferred tax asset bases** | | |
| Intangible and tangible assets | (2,750) | * |
| Inventories and work-in-progress | 119 | * |
| Current Assets/ Liabilities | (338) | * |
| Financial Assets/ Liabilities | (329) | * |
| Provisions | 707 | * |
| Taxation adjustments | (154) | * |
| Losses carried forward and tax credits | 41 | * |
| **Total deferred tax asset bases** | (2,704) | * |
| of which Temporary differences | 994 | * |
| Adjustments | (3,698) | * |
| **Gross deferred tax balance** | | |
| Temporary differences | 345 | 37 |
| Adjustments | (1,276) | (22) |
| **Total gross deferred tax balance** | (931) | 15 |
| **Deferred tax assets not recognized** | | |
| Temporary differences | (90) | (4) |
| Adjustments | 48 | |
| **Total deferred tax assets not recognized** | (42) | (4) |
| **Net deferred taxes recorded** | | |
| Temporary differences | 255 | 33 |
| Adjustments | (1,228) | (22) |
| **Total net deferred taxes recorded** | (973) | 11 |

* figures not available in 2004

## 7) Tax assets and liabilities

Tax assets and liabilities break down as follows:

| | Dec. 31, 2005 | Dec. 31, 2004 |
|---|---|---|
| | (in € millions) | |
| Deferred tax — Asset | 63 | 24 |
| Deferred tax — Liability | 21 | 2 |
| **Net position** | **42** | **22** |

Movements in tax assets and liabilities are as follows:

| | (in € millions) |
|---|---|
| **Net tax assets (liabilities) as of January 1, 2005** | **22** |
| Movement during the period | (19) |
| Change in scope of consolidation | 44 |
| Reclassification | (6) |
| Translation adjustments | 1 |
| **Net tax assets (liabilities) as of December 31, 2005** | **42** |

## 8) Other current and non-current assets

### a) Other non-current assets

| | Dec. 31, 2005 | Dec. 31, 2004 |
|---|---|---|
| | (in € millions) | |
| Receivables on disposal of property, plant and equipment | 2 | 2 |
| Receivables relating to employees taking early retirement | 24 | — |
| **Total** | **26** | **2** |

Movements over the period are as follows:

| | (in € millions) |
|---|---|
| **As of December 31, 2004** | **2** |
| Movements during the period | 3 |
| Changes in scope of consolidation | 28 |
| Reclassifications | (7) |
| **As of December 31, 2005** | **26** |

### b) Other current assets

| | Dec. 31, 2005 | Dec. 31, 2004 |
|---|---|---|
| | (in € millions) | |
| Unrealized foreign exchange losses | — | 19 |
| VAT receivables | 142 | 18 |
| Stateaid, accrued receivables | 3 | — |
| Other State receivables | 5 | — |
| Other | — | — |
| **Total** | **150** | **37** |

Movements over the period are as follows:

| | (in € millions) |
|---|---|
| **As of December 31, 2004** | **37** |
| Movements during the period | 4 |
| Changes in scope of consolidation | 118 |
| Change in method (*) | (19) |
| Disposals | (1) |
| Reclassifications | 11 |
| **As of December 31, 2005** | **150** |

(*) Write-off of unrealized foreign exchange losses

## 9) Cash and cash equivalents

| | Dec. 31, 2005 | Dec. 31, 2004 |
|---|---|---|
| | (in € millions) | |
| Maturity less than 3 months from trade date with no interest rate risk | | |
| Negotiable debt securities | 330 | — |
| Treasury shares | — | 64 |
| UCITS | 158 | 313 |
| Money market accounts | 152 | — |
| **Total** | **640** | **377** |
| Sight and time deposits | 296 | 66 |
| **Total** | **296** | **66** |
| **Total** | **936** | **443** |

| | (in € millions) |
|---|---|
| **As of December 31, 2004** | **443** |
| Change in method (*) | (64) |
| **As of January 1, 2005** | **379** |
| Movement during the period | (669) |
| Changes in scope of consolidation (**) | 1,221 |
| Translation adjustments | 5 |
| **As of December 31, 2005** | **936** |

(*) Cancellation of treasury shares held

(**) Including €1,223 millions as of December 31, 2004 of cash acquired from the Snecma Group.

## 10) Fixed-rate and floating-rate financial assets

| | Dec. 31, 2005 | | Dec. 31, 2004 | |
|---|---|---|---|---|
| | Base | Interest rate | Base | Interest rate |
| | (in € millions) | | | |
| Non-current financial assets (excluding non-consolidated investment) | 111 | 3.98% | 12 | 2.31% |
| Current financial assets | 77 | 3.58% | — | — |
| **Financial assets** | **188** | **3.81%** | **12** | **2.31%** |
| Treasury shares | — | N/A | 64 | N/A |
| Marketable securities | 640 | Eonia/Fed | 313 | Eonia |
| Cash | 296 | Eonia/Fed | 66 | Eonia |
| Cash and cash equivalents | 936 | | 443 | |
| **TOTAL** | **1,124** | | **455** | |

## 11) Consolidated shareholders' equity

### a) Share capital

As of December 31, 2004, share capital totaled €35,500,000, comprising 177,500,000 shares each with a nominal value of €0.2.

As part of the public offer of exchange with Snecma, dated March 17, 2005, the number of shares issued increased by 187,774,170.

As part of the May 11, 2005 acquisition merger of Snecma by Sagem, 51,755,415 Sagem shares were issued.

Following these transactions, the share capital of SAFRAN comprised 417,029,585 shares each with a nominal value of €0.2.

### b) Breakdown of share capital and voting rights

Each share carries entitlement to one vote. Shares held in registered form for over two years have double voting rights.

The 7,717,047 treasury shares have no voting rights.

### c) Reserves

| | Dec. 31, 2005 | Dec. 31, 2004 |
|---|---|---|
| | (in € millions) | |
| Legal reserves | — | — |
| Free reserves | — | — |
| Translation adjustments | 34 | (2) |
| Revaluation reserves | — | 1 |
| Consolidated reserves | 4,820 | 1,055 |
| **Total** | **4,854** | **1,054** |

Movements in reserves are as follows:

| | € millions |
|---|---|
| — January 1, 2005 (excluding 2004 net income) | 1,054 |
| — Equity financing of the Snecma Group acquisition (excluding share capital) | 3,818 |
| — Allocation of 2004 net income to reserves | 64 |
| — Changes in method | (76) |
| — Change in exchange differences | 36 |
| — Cancellation of treasury shares | (42) |
| As of December 31, 2005 | 4,854 |

The changes in method concern:

— Cancellation of SAFRAN Group treasury shares as of January 1, 2005 for €69 million,

— Cancellation of exchange differences for €7 million.

The cancellation of treasury shares comprises:

— Cancellation of SAFRAN shares held by the subsidiaries of the former Snecma Group following the acquisition merger for €(49) million,

— Inclusion of the treasury share sale for €6 million.

Overall, the SAFRAN Group cancelled €111 million in treasury shares.

## 12) Provisions for contingencies and losses

Provisions for contingencies and losses break down as follows:

| | Dec. 31, 2005 | Dec. 31, 2004 |
|---|---|---|
| | (in € millions) | |
| Reserves for performance warranties | 358 | 72 |
| Financial guarantees | 179 | — |
| Services to be rendered | 388 | 88 |
| Employee-related commitments | 95 | 13 |
| Retirement commitments and similar benefits | 375 | 53 |
| Sales agreements and long-term receivables | 58 | 15 |
| Losses to completion | 162 | 2 |
| Disputes and litigation | 27 | 14 |
| Other | 93 | 14 |
| **Total** | **1,735** | **271** |
| **Current** | **973** | **210** |
| **Non-current** | **762** | **61** |

Movements in these provisions break down as follows:

| | (in € millions) |
|---|---|
| **As of December 31, 2004** | **271** |
| Charges | 632 |
| Account transfers | (16) |
| Utilization | (354) |
| Reversals | (187) |
| Changes in scope of consolidation | 1,395 |
| Translation adjustments | 4 |
| Disposals | (9) |
| Other movements | (1) |
| **As of December 31, 2005** | **1,735** |

## 13) Employee benefits

The Group has various commitments with respect to retirement pensions and retired employees in France and abroad. The accounting treatment of these various commitments is described in the valuation rules and methods.

The tables below reconcile the value of commitments under each retirement plan with the corresponding provisions in the consolidated financial statements.

### 1 Provisions recorded in respect of French commitments

The calculation of retirement commitments in France is based on the following assumptions:

| | Dec. 31, 2005 | Dec. 31, 2004 |
|---|---|---|
| Inflation rate | 2% | (*) |
| Discount rate | 4.50% | 5.5% |
| Rate of salary increase | between 1.5% and 5% | 2.5%-3% |
| Expected return on plan assets (incremental retirement plans) | 4.50% | — |
| Retirement age — executives | 63 years old | 60 years old |
| Retirement age — non-executives | 61 years old | 60 years old |

(*) included in the rate of salary increase

**Retirement termination payments:**

| | Dec. 31, 2005 | Dec. 31, 2004 |
|---|---|---|
| | (in € millions) | |
| Present value of commitments | 270 | 48 |
| Unrecognized actuarial gains/(losses) | 4 | (1) |
| **Commitments provided in the balance sheet** | **274** | **47** |

Movements in the provision break down as follows:

| | Dec. 31, 2005 | Dec. 31, 2004 |
|---|---|---|
| | (in € millions) | |
| Current service cost | 11 | 2 |
| Discounting charge | 9 | 2 |
| Amortization of actuarial differences | — | — |
| **Net charge** | **20** | **4** |
| Benefits paid during the period | (8) | (1) |
| Change in method | (4) | — |
| Changes in scope of consolidation | 219 | — |
| **Provision movement** | **227** | **3** |

**Incremental executive retirement plan**

A supplemental defined benefit retirement plan was implemented by Snecma in 1985 and closed on June 30, 1995 using a step mechanism that allows eligible employees with the Company as of that date to maintain their benefits, in whole or in part. Eligible employees who were at least 60 years of age on July 1, 1995 had their previous time with the Company bought at a rate of 2% per year in which contributions were made, in the form of capital. Eligible employees who were between 45 and 55 years of age on July 1, 1995 had their potential benefits frozen as of July 1, 1995 and calculated at a rate of 1.86%, provided that they stay with the Company until the close-out of their retirement. Eligible employees who were between 55 and 60 years of age on July 1, 1995 benefit from the incremental benefit based on their actual and total seniority, at a rate of 1.86%.

With the exception of those in this last age group, executives were then moved to a new supplemental defined contribution retirement plan. Group companies affected by this change were SAFRAN (for Snecma employees), Snecma, Snecma Services, Snecma Propulsion Solide, Hispano-Suiza, Messier-Bugatti, Messier-Dowty, Messier Services, Aircelle and Turbomeca.

The plan is funded by contributions to an insurance company which then manages payment of the pensions. On January 1, 2005, the insurance company was changed.

The Sagem Group companies had no plan of this type as of December 31, 2004.

| | Dec. 31, 2005 | Dec. 31, 2004 |
|---|---|---|
| | (in € millions) | |
| Present value of commitments | 42 | — |
| Fair value of plan assets | (9) | — |
| Actuarial liability net of plan assets | 33 | — |
| Unrecognized actuarial gains/(losses) | (2) | — |
| **Commitments provided in the balance sheet** | **31** | **None** |

Movements in the provision break down as follows:

| | Dec. 31, 2005 | Dec. 31, 2004 |
|---|---|---|
| | (in € millions) | |
| Current service cost | — | — |
| Discounting charge | 3 | — |
| Expected return on plan assets | (2) | — |
| Amortization of actuarial differences | — | |
| **Net charge** | **1** | **None** |
| Contributions paid | (7) | — |
| Changes in scope of consolidation | 37 | — |
| **Provision movement** | **31** | **None** |

**2 — Provisions recorded in respect of retirement commitments in foreign countries**

The calculation of retirement commitments in the different geographical regions is based on the following assumptions:

| | Euro Zone | United Kingdom | United States | Canada |
|---|---|---|---|---|
| Discount rate | | | | |
| Jan. 1, 2005 | 5.5% | — | — | — |
| Dec 31, 2005 | 4.5% | 5.0% | 5.5% | 5.5% |
| 2005 inflation rate | 2.0% | 2.9% | | |
| Rate of salary increase | from 1.5% to 5% | 4.4% | 3.5% and 5.5% | from 4% to 5% |
| Expected return on plan assets | 4.5% | from 6.85% to 7% | 7.25% | 6.5% |

### Euro Zone

The commitments primarily concern Techspace Aero in Belgium. In April 1997, the company subscribed to an insurer for a contract guaranteeing employees the payment of a benefit or a pension at the time of death or retirement. The amount paid is based on the employee category, age, term of service and final salary. The benefit is funded in full by employer contributions.

Euro Zone commitments provided for in the balance sheet as of December 31, 2005 amount to €20 million.

### Great Britain

There are two pension funds involving Messier-Dowty Ltd and Aircelle Ltd. These pension funds are "contracted out," which means they replace the mandatory supplemental retirement plan. They are managed by trusts. Employees participate in the funding through salary-based contributions. The contribution breakdown between employers and employees is on average 73% for the employer and 27% for the employee.

Great Britain commitments provided for in the balance sheet as of December 31, 2005 amount to €48 million.

**North America**

There are two pension funds involving Messier Services Inc. in the US and Messier-Dowty Inc. in Canada. In the US, benefits are fully funded by the employer. The benefits of this plan were frozen as of December 31, 2005, thereby reducing the commitment by €2.7 million. In Canada, the contribution breakdown is 78% for employers and 22% for employees.

North America commitments provided for in the balance sheet as of December 31, 2005 amount to €2 million.

The amounts recorded in the balance sheet break down as follows:

| | Dec. 31, 2005 (in € millions) |
|---|---|
| Present value of commitments | 333 |
| Fair value of plan assets | (240) |
| Actuarial liability net of plan assets | 93 |
| Unrecognized net asset | — |
| Unrecognized actuarial (losses)/gains | (23) |
| **Commitments provided in the balance sheet** | **70** |

As of December 31, 2004, commitments provided for in the balance sheet amounted to €6 million.

Movements in the provision recorded break down as follows:

| | Dec. 31, 2005 (in € millions) |
|---|---|
| Current service cost | 8 |
| Discounting charge | 11 |
| Expected return on plan assets | (10) |
| Amortization of actuarial differences | — |
| Gains et pertes liées à des réductions et liquidations | (3) |
| **Pension charge** | **6** |
| Employer contributions | (9) |
| Change in method | — |
| Translation adjustments | — |
| Changes in scope of consolidation | 67 |
| **Provision movement** | **64** |

The cost for the year with respect to defined contribution plans amounted to €129.7 million and breaks down as follows:

— Contributions to general retirement plans .......... €123.1 million
— Contributions to Art. 83* supplementary retirement plan .......... €6.6 million

* Plan set up within the main French companies of the former Snecma Group structure.

## 14) Borrowings subject to specific terms and conditions

These borrowings mainly correspond to French State repayable advances. Their valuation method is described in Section 20.1.6.4.7).3.

Movements in this item break down as follows:

| | (in € millions) |
|---|---|
| **As of December 31, 2004** | **35** |
| New advances received | 47 |
| Advances repaid | (17) |
| Discounting reversal | 11 |
| Interest charge | — |
| Translation adjustments | 6 |
| Changes in scope of consolidation (*) | 344 |
| **As of December 31, 2005** | **426** |

(*) of which €28 million in conditional liabilities not related to repayable advances

## 15) Interest-bearing liabilities

Interest-bearing liabilities break down as follows:

| | Dec. 31, 2005 | Dec. 31, 2004 |
|---|---|---|
| | (in € millions) | |
| Interest-bearing non-current liabilities | 532 | 20 |
| Interest-bearing current liabilities | 877 | 12 |
| **Total** | **1,409** | **32** |

### a) Non-current borrowings and long-term debt

| | Dec. 31, 2005 | Dec. 31, 2004 |
|---|---|---|
| | (in € millions) | |
| Finance lease borrowings | 75 | 13 |
| Other long-term loans | 457 | 7 |
| **Total non-current borrowings** | **532** | **20** |

Financial covenants were provided for the long-term financing set up by Snecma in 2003 and SAFRAN in June 2005.

The following two limit ratios are applied:

- Net borrowings and long-term debt/EBITDA < 2.5
- Net borrowings and long-term debt/shareholders' equity < 1

The terms ''Net borrowings and long-term debt'', ''EBITDA'' and ''Shareholders' equity'' are English translations of the French terms, defined as follows:

- Net borrowings and long-term debt: net borrowings and long-term debt (excluding repayable advances) less marketable securities and cash and cash equivalents.
- EBITDA: the sum total of net operating income and net charges to depreciation, amortization and provisions.
- Shareholders' equity: shareholders' equity is comprised of the Group's share of equity and minority interests.

For 2005, these ratios were determined using the consolidated pro forma financial statements. Available confirmed credit lines totaled €1.3 billion as of December 31, 2005.

### b) Current borrowings (< 1 year)

| | Dec. 31, 2005 | Dec. 31, 2004 |
|---|---|---|
| | (in € millions) | |
| Finance lease borrowings | 10 | 6 |
| Other long-term loans | 178 | 3 |
| Accrued interest not yet due | 2 | — |
| **Long-term borrowings from the outset** | **190** | **9** |
| Commercial paper | 580 | — |
| Short-term bank facilities and equivalent | 107 | 3 |
| **Short-term borrowings from the outset** | **687** | **3** |
| **Total current borrowings** | **877** | **12** |

### c) Movements in borrowings and long-term debt

Movements in borrowings and long-term debt are as follows:

| | (in € millions) |
|---|---|
| **As of December 31, 2004** | **32** |
| Increase in borrowings | 1,331 |
| Decrease in borrowings | (1,415) |
| Movement in cash credits | 322 |
| Changes in scope of consolidation | 1,120 |
| Translation adjustments | 19 |
| **As of December 31, 2005** | **1,409** |

### d) Analysis by maturity

| | Dec. 31, 2005 | Dec. 31, 2004 |
|---|---|---|
| | (in € millions) | |
| Maturing in 1 year | 878 | 12 |
| 2 to 5 years | 419 | 15 |
| Over 5 years | 112 | 5 |
| **Total** | **1,409** | **32** |

### e) Analysis by currency

Borrowings and long-term debt break down by currency as follows:

| | Dec. 31, 2005 | Dec. 31, 2004 |
|---|---|---|
| | (in currency millions) | |
| Euros | 1,080 | 29 |
| U.S. dollars | 250 | — |
| Canadian dollars | 67 | — |
| Pound sterling | 43 | — |

### f) Fixed-rate and floating-rate financial liabilities

| | Non-current | | | | Current | | | |
|---|---|---|---|---|---|---|---|---|
| | Dec. 31, 2005 | | Dec. 31, 2004 | | Dec. 31, 2005 | | Dec. 31, 2004 | |
| | Base | Interest rate | Base | Interest rate | Base | Interest rate | Base | Interest rate |
| | (in € millions) | | | | | | | |
| Fixed rate | 432 | 3.55% | 1 | 7.00% | 75 | 3.76% | 1 | 7.00% |
| Floating rate | 100 | 4.04% | 19 | 3.10% | 802 | 3.06% | 11 | 2.95% |
| **Total** | **532** | **3.64%** | **20** | **3.30%** | **877** | **3.12%** | **12** | **3.14%** |

## 16) Trade and other payables

Trade and other payables break down as follows:

| | Dec. 31, 2005 | Dec. 31, 2004 |
|---|---|---|
| | (in € millions) | |
| **Operating liabilities** | **5,352** | **1,295** |
| Credit balances on trade receivables | 463 | 19 |
| Advance payments from customers | 2,084 | 344 |
| Operating payables | 2,233 | 794 |
| Operating current account | 7 | — |
| Employee-related liabilities | 565 | 138 |
| **Other liabilities** | **546** | **27** |
| Other liabilities | 337 | 15 |
| Deferred income | 207 | 12 |
| Premiums on currency options received before the due date | 2 | — |
| **Total** | **5,898** | **1,322** |

Movements in trade and other payables are as follows:

| | (in € millions) |
|---|---|
| **As of December 31, 2004** | **1,322** |
| Movement during the period | 543 |
| Changes in scope of consolidation | 4,053 |
| Translation adjustments | 32 |
| Disposals | (52) |
| **As of December 31, 2005** | **5,898** |

Deferred income primarily corresponds to Messier Bugatti for €45 million (non-recognition of revenue) and Snecma for €91 million (including revenue calculated using the percentage of completion method for €84 million).

Trade and other payables break down by maturity as follows:

| | < 12 months | > 12 months |
|---|---|---|
| | (in € millions) | |
| Operating liabilities | 5,068 | 284 |
| Other liabilities | 474 | 72 |
| **Total** | **5,542** | **356** |

Payments on account received from customers increased by €1,739 million due to the entry of the Snecma Group in the scope of consolidation (€1,590 million); these amounts are structurally high in the aeronautic sector.

## 17) Other non-current and current liabilities

### a) Non-current

| | Dec. 31, 2005 | Dec. 31, 2004 |
|---|---|---|
| | (in € millions) | |
| Payables on disposal of property, plant and equipment | 40 | 16 |
| Payables relating to employees taking early retirement | 85 | — |
| Other | — | — |
| **Total** | **125** | **16** |

| | (in € millions) |
|---|---|
| **As of December 31, 2004** | **16** |
| Movements during the period | 17 |
| Changes in scope of consolidation | 91 |
| Translation adjustments | 1 |
| **As of December 31, 2005** | **125** |

b) **Current**

| | Dec. 31, 2005 | Dec. 31, 2004 |
|---|---|---|
| | (in € millions) | |
| Unrealized foreign exchange gains | — | 7 |
| Fair value of financial instruments held for trading | 1 | — |
| State aid, accrued payables | 19 | — |
| State — other taxes and duties | 142 | 51 |
| **Total** | **162** | **58** |

| | (in € millions) |
|---|---|
| **As of December 31, 2004** | **58** |
| Movements during the period | (4) |
| Changes in scope of consolidation | 118 |
| Changes in fair value of financial instruments held for trading | 1 |
| Disposals | (4) |
| Change in method | (7) |
| **As of December 31, 2005** | **162** |

## 18) Workforce

The Group's average workforce over the year breaks down as follows:

| **Consolidated companies** | |
|---|---|
| France | 40,749 |
| Abroad | 11,169 |
| **Total** | **51,918** |

The breakdown per sector of activity is as follows:

| | |
|---|---|
| Aerospace Propulsion | 20,561 |
| Aircraft Equipment | 15,058 |
| Defense and security | 7,338 |
| Communications | 8,474 |
| Other | 487 |
| **Total** | **51,918** |

The workforce, including non-consolidated companies, totals 58,162.

The breakdown of the workforce of French companies by socio-professional category is as follows:

| | |
|---|---|
| Executives | 12,284 |
| Supervisors | 1,469 |
| Technicians | 12,837 |
| Administrative employees | 3,761 |
| Workers | 10,398 |
| **Total** | **40,749** |

The above figures include the workforce of the following proportionately consolidated companies (in the amount of percentage consolidation):

| | |
|---|---|
| Shannon Engines Support | 11 |
| Europropulsion | 35 |
| Ningbo Bird Sagem Electronics Ltd. | 1,497 |
| Sofradir | 114 |
| Ulis | 25 |
| Famat | 240 |
| **Total** | **1,922** |

## 19) Lease commitments

### a) Operating leases for which the Group is lessee

The future minimum lease payments under non-cancelable operating leases as of December 31, 2005 are as follows:

| | Dec. 31, 2005 |
|---|---|
| | (in € millions) |
| Less than 1 year | (29) |
| 1 to 5 years | (44) |
| More than 5 years | (13) |
| **Total** | **(86)** |

Lease payments recognized in profit or loss for the year amounted to €48 million.

### b) Finance leases and hire purchase contracts

The net carrying amounts for each asset category are as follows:

| | Net carrying amount Dec. 31, 2005 |
|---|---|
| Land | 5 |
| Buildings | 42 |
| Technical facilities, equipment and tooling | 24 |
| Computer hardware | 8 |
| Other property, plant and equipment | 3 |
| **Total** | **82** |

The future minimum lease payments under these contracts are as follows:

| | Dec. 31, 2005 Minimum payments |
|---|---|
| | (in € millions) |
| Less than 1 year | (14) |
| 1 to 5 years | (46) |
| More than 5 years | (51) |
| **Total** | **(111)** |

## 20) Interests in joint ventures

The Group has interests accounted for using proportionate consolidation (the contribution is recognized line by line in the financial statements) in the following companies:

- CFM International Inc. and CFM International SA: coordination of CFM56 engine program with General Electric and marketing,
- Shannon Engine Support Ltd: leasing of CFM56 engines, modules, equipment and tooling to airline companies,

— Famat: manufacture of large casings subcontracted by Snecma and General Electric,

— Europropulsion: research, development, testing and manufacture of solid propergol propulsion systems,

— Compagnie de Découpe de l'Ouest SAS: manufacture of fax machine ink ribbons,

— ULIS: manufacture of uncooled infrared detectors,

— SOFRADIR: manufacture of cooled infrared detectors,

— Ningbo Bird Sagem Electronics Co, Ltd: manufacture of mobile telephones using Sagem technology (mainly modules) for Bird for the Chinese market and for Sagem in the rest of the world,

— Wuhan Tianyu Information Industry Co, Ltd: manufacture of smart cards.

The Group's share in the various aggregate amounts of these subsidiaries, which is included in the consolidated financial statements, is as follows:

| | Dec. 31, 2005 | Dec. 31, 2004 |
|---|---|---|
| | (in € millions) | |
| Current assets | 306 | 29 |
| Non-current assets | 242 | (3) |
| Current liabilities | 352 | 16 |
| Non-current liabilities | 15 | 6 |
| Operating income | 173 | 37 |
| Operating expenses | (142) | (34) |
| Finance costs/income | (2) | — |
| Income tax expense | (2) | (1) |
| Net profit for the period | 27 | 2 |
| Cash flows relating to operating activities | 32 | — |
| Cash flows relating to investing activities | 18 | — |
| Cash flows relating to financing activities | (18) | — |

## 21) Share-based payments

### 1. Stock options:

The Group granted its employees stock options under the following plans:

| | 1998 Plan | 2000 Plan | 2001 Plan | 2002 Plan | 2003 Plan | 2004 Plan |
|---|---|---|---|---|---|---|
| Date of Shareholders' Meeting | 05.19.1998 | 05.10.2000 | 04.24.2001 | 05.17.2002 | 04.23.2003 | 04.21.2004 |
| Date of Management Board Meeting (Board of Directors meeting prior to April 24, 2001) | 05.19.1998 | 05.10.2000 | 04.24.2001 | 05.17.2002 | 04.23.2003 | 04.21.2004 |
| Start date from which options may be exercised | 05.19.2001 | 05.10.2004 | 04.24.2003 | 05.17.2004 | 04.23.2005 | 04.21.2008 |
| Expiry date | 05.19.2005 | 05.10.2006 | 04.24.2006 | 05.17.2007 | 04.23.2008 | 04.21.2009 |
| Strike price in euro(*) | 9.31 | 50.24 | 20.51 | 10.29 | 10.63 | 17.26 |
| Number of options granted(*) | 1,548,750 | 1,278,900 | 1,341,667 | 1,166,667 | 1,050,435 | 750,000 |
| Number of beneficiaries | 62 | 212 | 150 | 197 | 173 | 96 |

(*) adjusted to take into account the bonus share issue in December 2003 and the 5 for 1 stock split in December 2004

The number of options and the strike price were adjusted to take into account the bonus share issue in December 2003 and the 5 for 1 stock split in December 2004.

Changes in the number of options and the average strike price are as follows:

| Figures adjusted to take into account the bonus share issue in December 2003 and the 5 for 1 stock split in December 2004 | Number of options | Weighted average strike price |
|---|---|---|
| Number of options outstanding as of January 1, 2004 | 6,275,640 | 13.2 |
| Adjustment following the bonus issue in Decem ber 2003 (fractional shares) | 955 | 12.03 |
| Number of options granted in 2004 | 750,000 | 17.26 |
| Number of options exercised in 2004 | (1,862,390) | 9.51 |
| Number of options expired in 2004 and not exercised | (101,850) | 9.53 |
| Number of options outstanding as of Decem ber 31, 2004 | 5,062,355 | 15.24 |
| Number of options available for exercise as of December 31, 2004 | 3,261,920 | 16.26 |
| Number of options granted in 2005 | — | — |
| Number of options exercised in 2005 | (745,465) | 9.56 |
| Number of options expired in 2005 and not exercised | (89,250) | 9.31 |
| Number of options outstanding as of Decem ber 31, 2005 | 4,227,640 | 16.37 |
| Number of options available for exercise as of Dec. 31, 2005 | 3,477,640 | 16.17 |

A total of 3,477,640 options were available for exercise at the year-end.

Outstanding options have a strike price between €10.29 and €50.24. They have a contractual weighted average maturity of 1.57 years as of December 31, 2005.

The breakdown of the number of options per plan is as follows:

| | Dec. 31, 2005 | Dec. 31, 2004 | Jan. 1, 2004 |
|---|---|---|---|
| | number of options (adjusted) | | |
| 1998 Plan | — | 667,370 | 1,065,167 |
| 1999 Plan | — | — | 1,517,250 |
| 2000 Plan | 161,700 | 161,700 | 161,723 |
| 2001 Plan | 1,337,240 | 1,337,240 | 1,337,000 |
| 2002 Plan | 989,530 | 1,095,610 | 1,144,500 |
| 2003 Plan | 989,170 | 1,050,435 | 1,050,000 |
| 2004 Plan | 750,000 | 750,000 | — |
| **Total options** | **4,227,640** | **5,062,355** | **6,275,640** |

Only those plans granted after November 7, 2002 and not yet vested as of January 1, 2005 are measured and recognized. Plans granted prior to November 7, 2002 are not therefore recognized. Under these conditions, two stock option plans (2003 and 2004 plans) were measured and recognized using the Black & Scholes model.

No plan was granted in 2005.

| | 2004 Plan |
|---|---|
| Valuation of stock option plans (in € millions) | 4.00 |
| Share price when options granted (in euro) * | 18.10 |
| Option subscription price (in euro) * | 17.26 |
| Volatility | 30% |
| Risk-free interest rate | 3.2% – 3.32% |
| Vesting period | 4 years |
| Exercise period | 5 years |
| Dividend distribution rate | 1.07% |

* Figures adjusted to take into account the bonus share issue in December 2003 and the 5 for 1 stock split in December 2004

The expected volatility corresponds to the volatility of the share in the past 2 years.

The expense recognized in the income statement totaled €2 million as of December 31, 2005 and €3 million as of December 31, 2004, respectively.

**2. Bonus shares granted to Sagem SA employees prior to the merger:**

The Extraordinary Shareholders' Meeting of May 11, 2005 decided a bonus share issue in favor of Sagem SA employees, prior to the merger, in accordance with the new regulations set forth in the 2005 French Finance Law. Under the terms of this issue, all employees shall receive 50 shares, provided they have at least one year's service on the eve of the Extraordinary Shareholders' Meeting and hold, directly or indirectly, Sagem SA shares through the company mutual funds. The total expense represented by this bonus share issue is determined under IFRS based on market prices and turnover assumptions. It is amortized on a straight-line basis over the 2-year vesting period, as from the date of grant by the management board.

The expense recognized in the income statement totaled €3 million as of December 31, 2005.

| | |
|---|---|
| Number of bonus shares granted as of January 1,2005 | 0 |
| Number of bonus shares granted at the Extraordinary Shareholder's Meeting | 554,700 |
| Number of bonus shares granted as of December 31, 2005 | 554,700 |
| Number of bonus shares definitely acquired | 0 |

(*) excluding turnover assumption

## 22) Related parties

### a) Related party transactions

| | 31.12.2005 (in € millions) |
|---|---|
| Sales to related parties | **914** |
| Purchases from related parties | **(103)** |
| Receivables on related parties | **375** |
| Payables on related parties | **302** |

### b) Management compensation

| | 31.12.2005 (in € millions) |
|---|---|
| Short-term benefits | **7.8** |
| Post-employment benefits | **1.3** |
| Terminal payments | **2** |
| Share-based benefits | **0.5** |

## 23) Contingent liabilities

In accordance with law 2004-391 of May 4, 2004 governing professional training and the local agreement of July 20, 2004, the Group's French companies grant their employees the right to individual training for a minimum of 20 hours per calendar year up to a maximum total of 120 hours. The Group's French companies have gradually integrated this new element with respect to in-service training and competency development negotiations.

## 20.1.9. Statement of cash flows

### *A. Cash and cash equivalents*

Cash and cash equivalents comprise time deposit and sight deposit accounts and marketable securities.

Cash and cash equivalents have a term of less than 3 months and are convertible to a known amount of cash.

The breakdown of these amounts is shown in Section 20.1.8.2.9.

*B. Purchases of intangible assets and property, plant and equipment*

These items break down as follows:

| | Dec. 31, 2005 | Dec. 31, 2004 |
|---|---|---|
| | (in € millions) | |
| Intangible assets | (343) | (43) |
| Property, plant and equipment | (258) | (106) |
| Movement in amounts receivable on disposals of intangible assets and PP&E | — | (1) |
| **Total** | **(601)** | **(150)** |

*C. Material non-cash transactions*

The Group performed certain transactions which did not have an impact on cash and cash equivalents.

They mainly concern:

| | |
|---|---|
| — depreciation, amortization, impairment and provisions | €556 million |
| — impact of changes in value of financial instruments[1] | €508 million |
| — use of the changes in revalued inventories on allocation of the acquisition price for the former Snecma Group | €444 million |
| — other | €8 million |
| | €1,516 million |

(1) This impact is primarily the result of the Group's decision to apply so-called speculative accounting as of July 1, 2005 and therefore to recognize in net finance costs/income the change in fair value of these financial instruments as of this date.

*D. Acquisitions and disposals of subsidiaries*

The main impact almost exclusively concerns the creation of the SAFRAN Group (see scope of consolidation Section 20.1.6.5.):

| | |
|---|---|
| — Cost of the public offer | €(1,250) million |
| — Cash acquired | €1,223 million |
| — Acquisition costs offset against merger premium | €(19) million |
| — Acquisition of the Orga Group | €(63) million |
| — Disposal of cable activities and local authorities | €79 million |
| — Other | €28 million |

*E. Group accounting policy*

The Group's accounting policy is to classify dividends received and interest received or paid in operating activities.

## 20.1.10. Off-balance sheet commitments and financial instruments

*20.1.10.1. Exposure to foreign currency risk*

Most sales in the Aerospace Propulsion and Aircraft Equipment branches are transacted in US dollars, which is virtually the sole currency used in the civil aviation industry. Accordingly, the net excess of revenues over operating expenses for these activities totaled US$2.7 billion for the 9 last months of the year 2005 (the amount is US$3.3 billion for the full year 2005). The hedging policy described below is aimed at safeguarding the Group's profitability and ensuring a steady flow of income.

In addition, the Communications branch purchases a portion of its components in US dollars. As the resulting exposure is short term, it is managed on a specific basis. Consequently, the net exposure totaled US$670 million for 2005.

The same is true for the yen, for which the net buying position totaled 26.7 billion yen in 2005.

### 1) Hedging policy

There are two basic principles to the Group's foreign currency risk management policy:

- to safeguard the economic performance of the Group from random US dollar fluctuations;
- to optimize the quality of hedging whenever possible without jeopardizing the first principle.

Safeguarding the economic performance means setting a minimum US dollar exchange rate parity over an applicable term. Minimum parity corresponds to a US dollar exchange rate that allows SAFRAN to meet its operating income objectives:

### 2) Management policy

The method adopted consists of managing the hedging instrument portfolio such that the hedge rate does not fall below a minimum base threshold.

Protection measures primarily involve the use of forward contracts and option purchases (call €/put US$).

Once the rate falls below the minimum threshold, optimization measures are implemented, primarily involving option sales (call US$/put €):

Option sales represent anticipated hedging of future sales. Upon implementation, their exercise price is always more favorable than the most recent forward sales contracts.

### 3) Financial instruments

As a result of the measures described above, the financial instruments applicable as of December 31, 2005 were:

— US$6,113 million for forward contracts, including US$5,701 against the euro;

— US$460 million for option sales (call US$/put €);

— 27 billion yen for forward contracts.

The fair value of these instruments (before any deferred tax impact), determined using market parameters prevailing as of December 31, 2005, was €452 million.

Forward contracts are intended to hedge highly probable future cash flows determined using the order book and budgetary forecasts and the net amount of trade receivables and payables and foreign currency denominated cash, as the Group does not hedge its balance sheet position in respect of foreign currency investments.

These hedges are intended to be settled over an approximate period of 3 years.

The SAFRAN Group was compliant with the hedge accounting eligibility conditions as of June 30, 2005. However, with respect to the accounting restrictions related to the application of IFRS 3, the Group decided to no longer apply hedge accounting as of July 1, 2005 and to record the change in fair value of its financial instruments in net finance costs/income. The amounts recorded in shareholders' equity as of June 30, 2005, representing changes in the effective values of foreign currency derivatives documented in future cash flow hedges until June 30, 2005, will be taken to operating income over an approximate period of 3 years, as long as the underlying cash flows remain highly probable.

Since option sales are not recognized as effective hedging instruments, the changes in market value of these instruments are recognized in net finance costs/income.

*20.1.10.2. Interest rate risk management*

The Group manages its interest rate risk exposure by applying a balance of fixed and floating rates to its financing. Where necessary, it may trade hedging instruments on the market.

As of December 31, 2005, the breakdown of financial assets and financial liabilities is as follows:

| | Less than 1 year | | 1 to 5 years | | More than 5 years | | Total | |
|---|---|---|---|---|---|---|---|---|
| | Fixed rate | Floating rate | Fixed rate | Floating rate | Fixed rate | Floating rate | Fixed rate | Floating rate |
| | (in € millions) | | | | | | | |
| Borrowings and long-term debt | (75) | (803) | (325) | (94) | (106) | (6) | (506) | (903) |
| Cash at bank and in hand — Marketable securities | — | 936 | — | — | — | — | — | 936 |
| **Total** | **(75)** | **133** | **(325)** | **(94)** | **(106)** | **(6)** | **(506)** | **33** |

The main market instrument is the following:

| | Dec. 31, 2005 Total | Period to maturity | | |
|---|---|---|---|---|
| | | Less than 1 year | 1 to 5 years | More than 5 years |
| | (in US $ millions) | | | |
| Interest rate swaps (1 month Libor/ 3 month Libor) | 62.9 | 62.9 | — | — |

*20.1.10.3. Counterparty risk management*

The Group is exposed to potential counterparty risk from the following transactions:

— Short-term investments;

— Derivative instruments,

— Customer accounts,

— Financial guarantees granted to customers.

Financial investments are diversified and consist of blue-chip securities that are traded with first-tier banks.

The sole purpose of the Group's derivative transactions is to reduce overall exposure to currency and interest rate risk resulting from ordinary business activities. Transactions are limited to organized markets or over-the-counter trading with first-tier traders.

Counterparty risk related to customer accounts is limited due to the significant number of customers in the portfolio and their geographical diversity.

As of December 31, 2005, no material counterparty risk had been identified by the Group that was not provided for in the financial statements.

*20.1.10.4. Financial guarantees granted as part of the sale of Group products*

These guarantees generated risks in the gross amount of US$524 million as of December 31, 2005. This amount does not, however, reflect the actual risk to which SAFRAN is exposed, as the commitments are counter-guaranteed by the value of the underlying assets, in other words, the aircraft pledged. Accordingly, the net residual risk, as calculated using the valuation model, is provided for in full in the financial statements.

*20.1.10.5. Endorsements, guarantees and other commitments*

The various commitments given by the SAFRAN Group are as follows:

| | Dec. 31, 2005 | Dec. 31, 2004 |
|---|---|---|
| | (in € millions) | |
| Employee-related commitments | 22 | — |
| Commitments given to customers (completion warranties, performance bonds | 273 | 160 |
| Commitments given to third parties by SAFRAN on behalf of its subsidiaries | 461 | — |
| Commitments given to customs authorities by SAFRAN on behalf of its subsidiaries | 40 | — |
| Commitments arising from role as EIG member | 18 | — |
| Financial commitments (pledge of financial instruments) | 31 | — |
| Liability guarantees given | 26 | — |
| Actuarials differences | 21 | — |
| Other commitments | 86 | 24 |
| **Total** | **978** | **184** |

The various commitments received by the SAFRAN Group are as follows:

| | Dec. 31, 2005 | Dec. 31, 2004 |
|---|---|---|
| | (in € millions) | |
| Commitments received from banks on behalf of suppliers | 10 | — |
| Completion warranties | 6 | — |
| Endorsements, guarantees received | 13 | — |
| Other commitments received | 31 | — |
| **Total** | **60** | **—** |

*20.1.10.6. Vendor warranties*

Vendor warranties are given or received in the context of the acquisition or sale of companies. As of December 31, 2005, no such warranties had been called and none required the recording of a provision in the Group's consolidated financial statements.

*20.1.10.7. Capital expenditure commitments*

As of December 31, 2005, capital expenditure commitments totaled €110 million.

### 20.1.11. Subsequent events

None

## 20.2. Pro forma financial statements

***Introduction***

Due to the SAFRAN Group's creation, it is not possible to compare the 2005 and 2004 financial statements because of certain elements:

- the date of Snecma's initial consolidation in SAFRAN (April 1, 2005), moved back by a quarter compared to the closing date of the Sagem financial statements (December 31, 2004) and giving rise to the recognition in the income statement of three quarters only for the relevant activities,
- the very significant impact of the allocation of the acquisition price to Snecma's assets and liabilities on April 1, 2005, and to the results for the year,
- the first year of adoption of all IFRS (particularly IAS 39).

These circumstances led to the preparation of pro forma financial statements.

### 20.2.1. Notes to the pro forma financial statements

*20.2.1.1. Information used for the preparation of the pro forma financial statements*

The pro forma financial statements were prepared using the following financial information:

1) Audited annual financial statements:

- the Sagem Group consolidated financial statements for the year ended December 31, 2004, drawn up under IFRS,
- the Snecma Group consolidated financial statements for the year ended December 31, 2004, drawn up under IFRS,
- the SAFRAN Group consolidated financial statements for the year ended December 31, 2005, drawn up under IFRS,

2) Audited interim financial statements:

- the Snecma Group consolidated financial statements for the first quarter of 2005, drawn up under IFRS.

*20.2.1.2. Accounting policies*

The pro forma financial statements were drawn up under IFRS.

For purposes of their preparation, all transactions relating to the acquisition of Snecma and the allocation of the acquisition price were deemed to have been realized as of January 1, 2004.

**Adoption of IAS 39**

The adoption of IAS 39 is effective as of January 1, 2005. It was not carried forward in 2004, as the work and cost required to obtain the necessary information were disproportionate in terms of the objective.

In the 2005 statutory financial statements, the Group used hedge accounting until June 30, 2005 and then so-called speculative accounting as of July 1, 2005, as indicated in Note 20.1.10.1.3. In the pro forma financial statements, the consequences of the speculative accounting were cancelled out.

Revenue presented in the 2005 pro forma financial statements is therefore valued as in 2004 at the guaranteed rate arising from the Group's foreign exchange hedging policy, with the exception of sales in currencies hedged by purchases in the same currency, which are recognized at the average rate.

These financial statements are presented after the merger of Sagem and Snecma and the spin-off of Sagem's operating activities.

*20.2.1.3. Accounting practices for the preparation of the pro forma financial statements*

**1) Acquisition of the Snecma Group**

For the preparation of the pro forma financial statements, the acquisition of the Snecma Group was considered as realized as of January 1, 2004, with the following procedures:

- Recognition of Sagem's capital increases relating to the public offer of exchange and merger as of January 1, 2004,
- Recognition of the indebtedness used to finance the subsidiary purchase offer as of January 1, 2004,
- Recognition of the allocation of the acquisition price (see below) as of January 1, 2004, but based on values recorded at the date of entry into the scope of consolidation as of April 1, 2005,
- Recognition of residual goodwill as of January 1, 2004 based on the amount determined as of April 1, 2005.

### 2) Allocation of the acquisition price

The SAFRAN Group's main consolidated balance sheet items, impacted by the allocation of the acquisition cost to Snecma's identifiable assets and liabilities, are as follows:

— Intangible assets (orders, customer relations, programs, trademarks, etc.),

— Inventories,

— Deferred tax impact on the allocations to the identified assets and liabilities.

The fair value remeasurement of Snecma Group assets and liabilities as of April 1, 2005 was transferred without any change in value as of January 1, 2004.

### 3) Cost of financing the subsidiary purchase offer

The pro forma financial statements include the financial cost on indebtedness intended to finance the subsidiary offer, net of tax, which would have been recorded as of January 1, 2004 from a pro forma perspective.

### 4) Taxation

All 2004 restatements are taxed at 34.93% and all 2005 restatements at 34.43%.

### 5) Intra-group transactions

Given the immateriality of intra-group transactions between the Sagem Group and the Snecma Group, there were no eliminations for the preparation of the pro forma financial statements, concerning the periods prior to Snecma's entry into the scope of consolidation, i.e. for fiscal year 2004 and the first quarter of 2005.

### 6) Changes in scope of consolidation

The pro forma financial statements only include the changes in scope of consolidation resulting from the acquisition of Snecma by Sagem and do not anticipate any changes in the new Group's future scope of consolidation relating to internal restructuring or acquisitions.

*20.2.1.4. 2004 pro forma financial statements*

The 2004 pro forma financial statements are based on the aggregation of the 2004 consolidated financial statements of Sagem and Snecma prepared under IFRS.

In consequence thereof, the adjustments made with respect to the 2004 pro forma financial statements are as follows:

a) Allocation of the acquisition cost to Snecma's identifiable assets and liabilities as of January 1, 2004 based on the values as of April 1, 2005, resulting in the following revaluations:

- — intangible assets: €2,260 million (of which programs: €2,088 million, trademarks: €147 million, and other: €25 million),
- — inventories: €444 million,
- — lease pool aircraft engines: €95 million,
- — deferred tax liabilities generated: €963 million,
- — historical goodwill and purchased goodwill existing in the Snecma consolidated financial statements recorded as non-values: (€728 million),

offset by an increase in Group reserves for €1,055 million and minority interests for €53 million.

b) Recognition of the public offer of exchange/purchase offer, merger, incidental expenses:

- — recognition of the Sagem capital increase as of January 1, 2004 in the amount of €3,089 million,
- — recognition of the subsidiary offer financing for €1,250 million,
- — recognition of the merger as of January 1, 2004, resulting in an increase in equity of €794 million (recognition of the exchange and market value ratio of the Sagem share),

— cancellation of the Snecma group historical net worth (decrease of €[illegible] million), elimination of Snecma securities (€5,139 million) and recognition of residual goodwill as of January 1, 2004 (€1,358 million).

c) Recognition of the cost of net borrowings and long-term debt arising from the subsidiary purchase offer (€1,250 million), estimated at an average standard cost of 3.5%, resulting in a finance cost of €44 million in the income statement for 2004. The cost was subject to a tax impact calculated at 34.93%, corresponding to a reduction in tax expense in the amount of €15 million for 2004.

d) The 2005 contribution expense was carried back to fiscal year 2004. The contribution expense borne by the SAFRAN Group is entirely related to the creation of the SAFRAN Group and therefore was carried back to 2004 for a cost of €16 million (€10 million after taxes).

*20.2.1.5. 2005 pro forma financial statements*

The 2005 pro forma financial statements were prepared using the SAFRAN Group annual consolidated financial statements, adjusted as follows:

Adjustment principles applied

The 2005 pro forma financial statements take account of the impacts of the principles applied to prepare the 2004 financial statements outlined above with regard to the recognition date of the acquisition as of January 1, 2004, its offsetting in terms of a capital increase and indebtedness, the allocation of the acquisition price and the recording of residual goodwill.

Duration of the fiscal year

Snecma group activity for the 1st quarter of 2005 has been incorporated into the 2005 pro forma financial statements based on the Group's audited financial statements for the period ended March 31, 2005.

Breakdown of pro forma adjustments

The adjustments made with respect to the pro forma financial statements are as follows:

— recognition of Snecma group results for the first quarter of 2005,

— recognition of the additional cost of net borrowings and long-term debt, net of tax, for one quarter (€8 million in additional finance cost at a rate of 2.5% for 2005),

— impact of the amortization over an additional quarter of the intangible assets identified upon allocation of the acquisition price (€43 million),

— cancellation of the impact on the changes in the revalued inventories of the former Snecma group, which was carried back to 2004 in respect of these pro forma financial statements (€444 million),

— transfer to net finance cost/income of the impact of US$ fluctuations on the opening amount of provisions for contingencies and losses in US$ (€16 million decrease in charges to provisions for contingencies and losses, €16 million increase in finance costs),

— cancellation of the impact of the speculative accounting applied as of July 1, 2005

— €320 million increase in revenue offset by a decrease in net finance costs/income,

— recognition of the cash-flow hedge (effective position) in equity (other comprehensive income) excluding any impact of IFRS 3: €401 millions increase in net finance costs/income, €39 millions in operating income/loss, €290 millions after tax, offset by a decrease in equity,

— impact of the previous adjustments on tax.

### 20.2.2. Pro forma balance sheet as of December 31, 2005 and January 1, 2005

**ASSETS**

| | December 31, 2005 | January 1, 2005 |
|---|---|---|
| | (in € millions) | |
| Goodwill | 1,452 | 1,453 |
| Intangible assets | 2,872 | 2,750 |
| Property, plant and equipment | 1,798 | 1,792 |
| Non-current financial assets | 451 | 300 |
| Investments in associates | 37 | 10 |
| Deferred tax assets | 76 | 293 |
| Other non-current assets | 26 | 26 |
| **Non-current assets** | **6,712** | **6,624** |
| Current financial assets | 77 | 4 |
| Assets held for sale | — | 5 |
| Fair value of financial instruments and derivatives | 452 | 1,489 |
| Inventories | 2,904 | 2,544 |
| Trade and other receivables | 4,052 | 3,848 |
| Tax assets | 63 | 76 |
| Other current assets | 150 | 120 |
| Cash and cash equivalents | 936 | 1,370 |
| **Current assets** | **8,634** | **9,456** |
| **Total assets** | **15,346** | **16,080** |

**EQUITY AND LIABILITIES**

| | December 31, 2005 | January 1, 2005 |
|---|---|---|
| | (in € millions) | |
| **Capital and reserves** | **4,396** | **4,660** |
| **Minority interests** | **167** | **161** |
| **Total equity** | **4,563** | **4,821** |
| Provisions | 762 | 643 |
| Borrowings subject to specific terms and conditions | 426 | 342 |
| Interest-bearing non-current liabilities | 532 | 632 |
| Deferred tax liabilities | 955 | 1,504 |
| Other non-current liabilities | 125 | 155 |
| **Non-current liabilities** | **2,800** | **3,276** |
| Provisions | 973 | 975 |
| Interest-bearing current liabilities | 929 | 1,696 |
| Trade and other payables | 5,898 | 5,137 |
| Tax liabilities | 21 | 13 |
| Other current liabilities | 162 | 162 |
| **Current liabilities** | **7,983** | **7,983** |
| **Total equity and liabilities** | **15,346** | **16,080** |

## 20.2.3. Pro forma balance sheet as of December 31, 2005: reconciliation published/pro forma

## ASSETS

| | December 31, 2005 Published | Adjustments relating to the duration of the fiscal year | Adjustments relating to the restatement as of January 1, 2004 of transactions involving the creation of SAFRAN | Adjustments relating to IAS 39 | Adjustments relating to internal margins | December 31, 2005 Pro forma |
|---|---|---|---|---|---|---|
| | | | (in € millions) | | | |
| Goodwill | 1,452 | — | — | — | — | 1,452 |
| Intangible assets | 3,087 | (43) | (172) | — | — | 2,872 |
| Property, plant and equipment | 1,798 | — | — | — | — | 1,798 |
| Non-current financial assets | 451 | — | — | — | — | 451 |
| Investments in associates | 37 | — | — | — | — | 37 |
| Deferred tax assets | 58 | — | 18 | — | — | 76 |
| Other non-current assets | 26 | — | — | — | — | 26 |
| **Non-current assets** | **6,909** | **(43)** | **(154)** | **—** | **—** | **6,712** |
| Current financial assets | 77 | — | — | — | — | 77 |
| Assets held for sale | — | — | — | — | — | — |
| Fair value of financial instruments and derivatives | 452 | — | — | — | — | 452 |
| Inventories | 2,904 | — | (47) | — | 47 | 2,904 |
| Trade and other receivables | 4,052 | — | — | — | — | 4,052 |
| Tax assets | 63 | — | — | — | — | 63 |
| Other current assets | 150 | — | — | — | — | 150 |
| Cash and cash equivalents | 936 | — | — | — | — | 936 |
| **Current assets** | **8,634** | **—** | **(47)** | **—** | **47** | **8,634** |
| **Total assets** | **15,543** | **(43)** | **(201)** | **—** | **47** | **15,346** |

## EQUITY AND LIABILITIES

| | December 31, 2005 Published | Adjustments relating to the duration of the fiscal year | Adjustments relating to the restatement as of January 1, 2004 of transactions involving the creation of SAFRAN | Adjustments relating to IAS 39 | Adjustments relating internal margins | December 31, 2005 Pro forma |
|---|---|---|---|---|---|---|
| | | | (in € millions) | | | |
| Capital | 83 | — | — | — | — | 83 |
| Reserves | 4,854 | (86) | (440) | (148) | — | 4,180 |
| Unrealized net gains on financial assets held for sale | 10 | — | — | — | — | 10 |
| Unrealized net gains on forward currency contracts | (127) | — | — | (142) | — | (269) |
| Résultat de l'exercice | (248) | 59 | 263 | 290 | 28 | 392 |
| **Capital and reserves** | **4,572** | **(27)** | **(177)** | **—** | **28** | **4,396** |
| **Minority interests** | **164** | **—** | **—** | **—** | **3** | **167** |
| **Total equity** | **4,736** | **(27)** | **(177)** | **—** | **31** | **4,563** |
| Provisions | 762 | — | — | — | — | 762 |
| Borrowings subject to specific terms and conditions | 426 | — | — | — | — | 426 |
| Interest-bearing non-current liabilities | 532 | — | — | — | — | 532 |
| Deferred tax liabilities | 1,031 | (16) | (76) | — | 16 | 955 |
| Other non-current liabilities | 125 | — | — | — | — | 125 |
| **Non-current liabilities** | **2,876** | **(16)** | **(76)** | **—** | **16** | **2,800** |
| Provisions | 973 | — | — | — | — | 973 |
| Interest-bearing current liabilities | 877 | — | 52 | — | — | 929 |
| Trade and other payables | 5,898 | — | — | — | — | 5,898 |
| Tax liabilities | 21 | — | — | — | — | 21 |
| Other current liabilities | 162 | — | — | — | — | 162 |
| **Current liabilities** | **7,931** | **—** | **52** | **—** | **—** | **7,983** |
| **Total equity and liabilities** | **15,543** | **(43)** | **(201)** | **—** | **47** | **15,346** |

### 20.2.4. Pro forma balance sheet as of January 1, 2005: reconciliation published/pro forma

ASSETS

| | December 31, 2004 SAGEM IFRS | December 31, 2004 SNECMA IFRS | Adjustments relating to IAS 32 and IAS 39 | Adjustments relating to the restatement as of January 1, 2004 of transactions involving the creation of SAFRAN | Adjustments relating to the follow-up of the acquisition price allocation | January 1, 2005 SAFRAN Pro forma IFRS |
|---|---|---|---|---|---|---|
| | | | (in € millions) | | | |
| Goodwill | 97 | 727 | — | 629 | — | 1,453 |
| Intangible assets | 59 | 603 | — | 2,260 | (172) | 2,750 |
| Property, plant and equipment | 287 | 1,410 | — | 95 | — | 1,792 |
| Non-current financial assets | 15 | 293 | (8) | — | — | 300 |
| Investments in associates | — | 10 | — | — | — | 10 |
| Deferred tax assets | 12 | 215 | 36 | 30 | — | 293 |
| Other non-current assets | 2 | 24 | — | — | — | 26 |
| **Non-current assets** | **472** | **3,282** | **28** | **3,014** | **(172)** | **6,624** |
| Current financial assets | — | 4 | — | — | — | 4 |
| Assets held for sale | 5 | — | — | — | — | 5 |
| Fair value of financial instruments and derivatives | — | — | 1,489 | — | — | 1,489 |
| Inventories | 651 | 1,973 | (80) | 444 | (444) | 2,544 |
| Trade and other receivables | 1,350 | 2,536 | (38) | — | — | 3,848 |
| Tax assets | 24 | 52 | — | — | — | 76 |
| Other current assets | 37 | 102 | (19) | — | — | 120 |
| Cash and cash equivalents | 443 | 1,048 | (96) | (25) | — | 1,370 |
| **Current assets** | **2,510** | **5,715** | **1,256** | **419** | **(444)** | **9,456** |
| **Total assets** | **2,982** | **8,997** | **1,284** | **3,433** | **(616)** | **16,080** |

| | December 31, 2004 SAGEM IFRS | December 31, 2004 SNECMA IFRS | Adjustments relating to IAS 32 and IAS 39 | Adjustments relating to the restatement as of January 1, 2004 of transactions involving the creation of SAFRAN | Adjustments relating to the follow-up of the acquisition price allocation | January 1, 2005 SAFRAN Pro forma IFRS |
|---|---|---|---|---|---|---|
| | | | (in € millions) | | | |
| **Capital and reserves** | **1,244** | **1,774** | **820** | **1,216** | **(394)** | **4,660** |
| **Minority interests** | **1** | **112** | **—** | **54** | **(6)** | **161** |
| **Total equity** | **1,245** | **1,886** | **820** | **1,270** | **(400)** | **4,821** |
| Provisions | 61 | 587 | (49) | 44 | — | 643 |
| Borrowings subject to specific terms and conditions | 35 | 430 | — | (123) | — | 342 |
| Interest-bearing non-current liabilities | 20 | 612 | — | — | — | 632 |
| Deferred tax liabilities | 1 | 166 | 518 | 1,035 | (216) | 1,504 |
| Other non-current liabilities | 16 | 139 | — | — | — | 155 |
| **Non-current liabilities** | **133** | **1,934** | **469** | **956** | **(216)** | **3,276** |
| Provisions | 210 | 765 | — | — | — | 975 |
| Interest-bearing current liabilities | 12 | 390 | — | 1,294 | — | 1,696 |
| Trade and other payables | 1,322 | 3,902 | — | (87) | — | 5,137 |
| Tax liabilities | 2 | 11 | — | — | — | 13 |
| Other current liabilities | 58 | 109 | (5) | — | — | 162 |
| **Current liabilities** | **1,604** | **5,177** | **(5)** | **1,207** | **—** | **7,983** |
| **Total equity and liabilities** | **2,982** | **8,997** | **1,284** | **3,433** | **(616)** | **16,080** |

### 20.2.5. Pro forma income statements for the years ended December 31, 2005 and December 31, 2004

| | December 31, 2005 | December 31, 2004 |
|---|---|---|
| | (in € millions) | |
| **Revenue** | **10,577** | **10,098** |
| Other operating income | 120 | 99 |
| **Income from operations** | **10,697** | **10,197** |
| Change in inventories of finished goods and work in progress | 307 | (356) |
| Capitalized production | 433 | 311 |
| Raw materials and consumables used | (6,748) | (6,070) |
| Personnel costs | (2,930) | (2,936) |
| Taxes | (219) | (204) |
| Depreciation and amortization expense | (557) | (548) |
| Provisions for contingencies and losses | (70) | (43) |
| Asset impairment | (79) | 51 |
| Other operating income/expenses | (244) | (319) |
| **Profit (loss) from operations** | **590** | **83** |
| Borrowing costs | (41) | (57) |
| Other finance costs/income | (46) | (35) |
| **Net finance costs/income** | **(87)** | **(92)** |
| Income from associates | 3 | 2 |
| **Profit (loss) before tax** | **506** | **(7)** |
| Income tax expense | (110) | 28 |
| **Profit (loss) from continuing operations** | **396** | **21** |
| Profit from discontinued operations | — | — |
| **Profit (loss) after tax** | **396** | **21** |
| Minority interests | (4) | (8) |
| **Net profit (loss) for the period** | **392** | **13** |

### 20.2.6. Pro forma income statement for the year ended December 31, 2005: reconciliation published/pro forma

| | For the year ended December 31, Published | Adjustments relating to the duration of the fiscal year | Adjustments relating to the restatement as of January 1, 2004 of transactions involving the creation of SAFRAN | Adjustments relating to IAS 39 | Adjustments relating to internal margins | For the year ended December 31, 2005 Pro forma |
|---|---|---|---|---|---|---|
| | | | (in € millions) | | | |
| **Revenue** | **8,692** | **1,565** | **—** | **320** | **—** | **10,577** |
| Other operating income | 89 | 31 | — | — | — | 120 |
| **Income from operations** | **8,781** | **1,596** | **—** | **320** | **—** | **10,697** |
| Change in inventories of finished goods and work in progress | (266) | 129 | 397 | — | 47 | 307 |
| Capitalized production | 361 | 72 | — | — | — | 433 |
| Raw materials and consumables used | (5,822) | (926) | — | — | — | (6,748) |
| Personnel costs | (2,341) | (605) | 16 | — | — | (2,930) |
| Taxes | (179) | (40) | — | — | — | (219) |
| Depreciation and amortization expense | (447) | (110) | — | — | — | (557) |
| Provisions for contingencies and losses | (50) | (20) | — | — | — | (70) |
| Asset impairment | (72) | (7) | — | — | — | (79) |
| Other operating income/ expenses | (273) | (10) | — | 39 | — | (244) |
| **Profit (loss) from operations** | **(308)** | **79** | **413** | **359** | **47** | **590** |
| Borrowing costs | (29) | (4) | (8) | — | — | (41) |
| Other finance costs/income | (137) | 10 | — | 81 | — | (46) |
| **Net finance costs/income** | **(166)** | **6** | **(8)** | **81** | **—** | **(87)** |
| Income from associates | 3 | — | — | — | — | 3 |
| **Profit (loss) before tax** | **(471)** | **85** | **405** | **440** | **47** | **506** |
| Income tax expense | 221 | (23) | (142) | (150) | (16) | (110) |
| **Profit (loss) from continuing operations** | **(250)** | **62** | **263** | **290** | **31** | **396** |
| Profit from discontinued operations | — | — | — | — | — | — |
| **Profit (loss) after tax** | **(250)** | **62** | **263** | **290** | **31** | **396** |
| Minority interests | 2 | (3) | — | — | 3 | (4) |
| **Net profit (loss) for the period** | **(248)** | **59** | **263** | **290** | **34** | **392** |

### 20.2.7. Pro forma income statement for the year ended December 31, 2004: reconciliation published/ pro forma

| | Dec. 31, 2004 SAGEM IFRS | Dec. 31, 2004 Snecma IFRS | Adjustments relating to IAS 32 and IAS 39 | Adjustments relating to the restatement as of January 1, 2004 of transactions involving the creation of SAFRAN | Adjustments relating to the follow-up of the acquisition price allocation | Dec. 31, 2004 SAFRAN Pro forma IFRS |
|---|---|---|---|---|---|---|
| | | | (in € millions) | | | |
| **Revenue** | **3,567** | **6,796** | **(265)** | — | — | **10,098** |
| Other operating income | 14 | 85 | — | — | — | 99 |
| **Income from operations** | **3,581** | **6,881** | **(265)** | — | — | **10,197** |
| Change in inventories of finished goods and work in progress | 76 | 12 | — | — | (444) | (356) |
| Capitalized production | 54 | 257 | — | — | — | 311 |
| Raw materials and consumables used | (2,499) | (3,836) | 265 | — | — | (6,070) |
| Personnel costs | (757) | (2,163) | — | (16) | — | (2,936) |
| Taxes | (56) | (148) | — | — | — | (204) |
| Depreciation and amortization expense | (97) | (279) | — | — | (172) | (548) |
| Provisions for contingencies and losses | (7) | (36) | — | — | — | (43) |
| Asset impairment | 15 | 36 | — | — | — | 51 |
| Other operating income/ expenses | (95) | (224) | — | — | — | (319) |
| **Profit (loss) from operations** | **215** | **500** | — | **(16)** | **(616)** | **83** |
| Borrowing costs | 4 | (17) | — | (44) | — | (57) |
| Other finance costs/income | 1 | (36) | — | — | — | (35) |
| **Net finance costs/income** | **5** | **(53)** | — | **(44)** | — | **(92)** |
| Income from associates | — | 2 | — | — | — | 2 |
| **Profit (loss) before tax** | **220** | **449** | — | **(60)** | **(616)** | **(7)** |
| Income tax expense | (66) | (143) | — | 21 | 216 | 28 |
| **Profit (loss) from continuing operations** | **154** | **306** | — | **(39)** | **(400)** | **21** |
| Profit from discontinued operations | — | — | — | — | — | — |
| **Profit (loss) after tax** | **154** | **306** | — | **(39)** | **(400)** | **21** |
| Minority interests | — | (14) | — | — | 6 | (8) |
| **Net profit (loss) for the period** | **154** | **292** | — | **(39)** | **(394)** | **13** |

## 20.3. Adjusted pro forma income statements

***Introduction***

The 2005 and 2004 financial statements cannot be compared due to certain elements arising from the SAFRAN Group's creation:

— the date of Snecma's initial consolidation in SAFRAN (April 1, 2005), moved back by a quarter compared to the closing date of the Sagem financial statements (December 31, 2004) and giving rise to the recognition in the income statement of three quarters only for the relevant activities,

— the very significant impact of the allocation of the acquisition price to Snecma's assets and liabilities on April 1, 2005, and to the results for the year,

— the first year of application of IFRS (particularly IAS 39).

These circumstances led to the preparation of pro forma financial statements for fiscal years 2005 and 2004, which were appended to the consolidated financial statements. The pro forma financial statements were prepared according to the policies described in the notes shown in 20.2.

However, a comparison of the 2004 and 2005 financial statements thus prepared remains difficult because of the application of IFRS 3 on business combinations and the highly varying impact on operating income for the two fiscal years.

This is why it appeared necessary to prepare an adjusted pro forma income statement for 2004 and 2005.

## Basis of preparation for the pro forma income statements

The adjusted pro forma income statements were prepared based on the pro forma income statements appended to the consolidated financial statements. They have been restated to show the main impacts of IFRS 3:

- Cancellation of the impact on 2004 operating income of the change in inventories revalued upon the entry of Snecma into the scope of consolidation,
- Cancellation of the impact on 2004 and 2005 operating income of the additional amortization charge generated by the revaluations of intangible assets carried out upon the entry of Snecma into the scope of consolidation,
- Recognition of deferred tax income on these restatements.

### ADJUSTED PRO FORMA INCOME STATEMENT

| | 12.31.2005 Pro forma | Restatements | 12.31.2005 Adjusted pro forma | 12.31.2004 IFRS pro forma | Restatements | 12.31.2004 Adjusted pro forma |
|---|---|---|---|---|---|---|
| | | | (in € millions) | | | |
| **Revenue** | **10,577** | | **10,577** | **10,098** | | **10,098** |
| Other income | 120 | — | 120 | 99 | — | 99 |
| **Income from operations** | **10,697** | **0** | **10,697** | **10,197** | — | **10,197** |
| Change in inventories of finished goods and work-in-progress | 307 | | 307 | (356) | 444 | 88 |
| Capitalized production | 433 | | 433 | 311 | | 311 |
| Raw materials and consumables used | (6,748) | | (6,748) | (6,070) | | (6,070) |
| Personnel costs | (2,930) | | (2,930) | (2,936) | | (2,936) |
| Duties and taxes other than corporate income tax | (219) | | (219) | (204) | | (204) |
| Depreciation and amortization expense | (557) | 172 | (385) | (548) | 172 | (376) |
| Provisions for contingencies and losses | (70) | | (70) | (43) | | (43) |
| Asset impairment | (79) | | (79) | 51 | | 51 |
| Other operating income/expenses | (244) | — | (244) | (319) | — | (319) |
| **Profit from operations** | **590** | **172** | **762** | **83** | **616** | **699** |
| Borrowing costs | (41) | — | (41) | (57) | — | (57) |
| Other finance costs/income | (46) | — | (46) | (35) | — | (35) |
| **Net finance costs/income** | **(87)** | **0** | **(87)** | **(92)** | — | **(92)** |
| Income from associates | 3 | — | 3 | 2 | — | 2 |
| **Profit before tax** | **506** | **172** | **678** | **(7)** | **616** | **609** |
| Income tax expense | (110) | (60) | (170) | 28 | (216) | (188) |
| **Profit from continuing operations** | **396** | **112** | **508** | **21** | **400** | **421** |
| Profit from discontinued operations | 0 | 0 | 0 | 0 | — | 0 |
| **Profit after tax** | **396** | **112** | **508** | **21** | **400** | **421** |
| Minority interests | (4) | (3) | (7) | (8) | (6) | (14) |
| **Net profit for the period** | **392** | **109** | **501** | **13** | **394** | **407** |
| Earnings per share (in euros) | | | 1.22 | | | 0.99 |
| Diluted earnings per share (in euros) | | | 1.22 | | | 0.99 |

With respect to the adjusted pro forma income statements, it should be noted that:

- the amortization arising from the recognition of intangible assets mainly relating to aviation programs in accordance with IFRS 3 (€172 million in 2004 and 2005) will have a prolonged impact on the SAFRAN Group's future consolidated results.
- the adjusted pro forma income statements were not covered in a specific auditors' report.

## 20.4. Verification of annual historical financial information

### 20.4.1 Auditors' report on the 2005 consolidated financial statements

In accordance with our appointment as auditors by your Annual General Meeting, we have audited the accompanying consolidated financial statements of SAFRAN for the year ended December 31, 2005.

The consolidated financial statements have been approved by the Executive Board. Our role is to express an opinion on these financial statements, based on our audit. These financial statements have been prepared for the first time in accordance with IFRS as adopted in the European Union. They include, for comparison purposes, information relating to fiscal year 2004 restated under such standards, except for IAS 32 and IAS 39 which, in accordance with the option offered by IFRS 1, have only been applied by the Company as of January 1, 2005.

#### I. Opinion on the consolidated financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position and the assets and liabilities of the Group as of December 31, 2005 and the results of its operations for the year then ended in accordance with IFRS as adopted in the European Union.

Without qualifying the above opinion, we draw your attention to the ''Pro forma financial information'' note to the consolidated financial statements which specifies how the pro forma information relating to the 2004 and 2005 income statements and the consolidated balance sheets as of January 1 and December 31, 2005 has been prepared and states that this information is not necessarily representative of the financial position or performances that could have been recorded had the Sagem and Snecma group merger taken place at a date prior to its actual occurrence.

#### II. Justification of assessments

Pursuant to the provisions of Article L.823-9 of the French Commercial Code governing the justification of our assessments, we draw your attention to the following:

*Allocation of the acquisition price with respect to the merger of the Sagem and Snecma Groups in accordance with IFRS 3*

As described in Note 20.1.6.5.1) d) to the consolidated financial statements, the Sagem and Snecma Group merger was recognized in accordance with IFRS 3. Accordingly, the acquisition price was allocated to the identifiable assets and liabilities of the acquired entities, on the basis of their fair value.

In this respect, SAFRAN employed an independent appraiser to determine the fair value of the main intangible assets of the entities acquired from the Snecma Group, such as aviation programs and trademarks, as well as their amortization terms and conditions. In accordance with the professional standard relating to the use of the work of an expert, our procedures mainly consisted in analyzing the independent appraiser's report, taking cognizance of the data, assumptions and methods applied by the latter and assessing the reasonableness of these estimates.

In addition, the allocation of the acquisition price to other identifiable assets and liabilities (inventories and property, plant and equipment and provisions for employee benefits respectively), and the breakdown of residual goodwill among each of the former Snecma Group's main cash-generating units, were

determined by SAFRAN. In accordance with the professional standard applicable to accounting estimates, our procedures consisted in assessing the methodology, forecast data and assumptions on which these estimates were based, reviewing, on a test basis, the calculations performed by the company and analyzing the procedures implemented by management to approve these estimates. On this basis, we have assessed the reasonableness of such estimates.

*Accounting estimates*

At each year-end, the Group performs impairment tests on goodwill and assets with infinite useful lives and also assesses if there is any indication of impairment of long-term assets, according to the procedures outlined in Notes 20.1.6.4.1) and 20.1.6.4.4) to the financial statements. We analyzed the procedures for implementing this impairment test as well as the forecast cash flows and assumptions used, and verified that Note 20.1.8.2.1) a) provides appropriate disclosures.

The Group recognized provisions for losses at completion, provisions for financial guarantees on sales and provisions for performance warranties, as described respectively in Notes 20.1.6.4.13) a), b) and c) to the financial statements. Our procedures mainly consisted in assessing the assumptions, data and statistical bases on which these estimates were based, reviewing, on a test basis, the calculations performed by the company and analyzing the procedures implemented by management to approve these estimates. On this basis, we have assessed the reasonableness of these estimates.

As stipulated in Note 20.1.6.4.7) c) to the consolidated financial statements, the Group receives public financing for the development of aeronautical projects, in the form of repayable advances, recognized in liabilities in the consolidated balance sheet under the heading ''Borrowings subject to specific terms and conditions''. We have assessed the reasonableness of the estimates made on the basis of the assumptions and forecast data used by the Group.

*Accounting policies and methods*

Notes 20.1.5.d). and 20.1.10.1.3) to the consolidated financial statements outline the Group's decision to no longer apply hedge accounting as of July 1, 2005 in accordance with IAS 32 and 39 and to record the change in fair value of its financial instruments in finance costs/income. With respect to our assessment of the accounting rules and methods adopted by the Group, we verified the appropriateness of the aforementioned accounting methods and the disclosures provided in the notes to the financial statements.

With respect to our assessment of the accounting policies adopted by the Group, we analyzed the terms and conditions under which development costs are capitalized as well as those adopted for their amortization and the verification of their recoverable amount, and we satisfied ourselves that Notes 20.1.6.4.2) and 20.1.8.2.1) b) provide appropriate disclosures.

Note 20.1.6.4.14) stipulates the terms and conditions for assessing retirement commitments and related benefits. These commitments were assessed by external actuaries. Our procedures consisted in examining the data used, assessing the assumptions adopted and verifying that Note 20.1.8.2.13) to the financial statements provides appropriate disclosures.

These assessments were performed as part of our audit approach for the consolidated financial statements taken as a whole and contributed to the expression of the opinion in the first part of this report.

## III. Specific procedures and disclosures

We have also verified the information given in the Group's management report according to professional standards applicable in France. We have no comment to make as to the fair presentation of this information or its consistency with the consolidated financial statements.

Paris and Neuilly-sur-Seine, April 11, 2006

The Auditors

**Constantin Associés** **Deloitte & Associés**

Jean-Paul SEGURET Jean-Paul PICARD Philippe BATTISTI

*This is a free translation into English of the statutory auditors' reports issued in the French language and is provided solely for the convenience of English speaking readers. The statutory auditors' report includes for the information of the reader, as required under French law in any auditors' report, whether qualified or not, explanatory paragraphs separate from and presented below the audit opinion discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the financial statements. Such report, together with the statutory auditors' report addressing financial reporting in management's report on internal control, should be read in conjunction and construed in accordance with French law and French auditing professional standards.*

### 20.4.2. Auditors' report on the pro forma information

In our capacity as auditors of SAFRAN and in accordance with EC regulation no. 809/2004, we hereby report on the SAFRAN pro forma information relating to the 2004 and 2005 consolidated income statements and the consolidated balance sheets as of January 1 and December 31, 2005, presented in Note 20.2. to the 2005 consolidated financial statements.

The pro forma financial statements have been prepared for the sole purpose of illustrating the possible impact of the merger of the Sagem and Snecma groups, via the main share exchange offer for the Snecma shares, initiated by Sagem SA and accompanied by a subsidiary public offer for tender, following the merger of Snecma into Sagem SA on May 11, 2005, on the consolidated balance sheets as of January 1 and December 31, 2005 and the 2004 and 2005 consolidated income statements of SAFRAN (formerly Sagem SA) if the merger had been effective as of January 1, 2004. Due to their nature, these financial statements describe a hypothetical situation and are not necessarily representative of the financial position or performances that could have been recorded had such transactions or events taken place at a date prior to their actual occurrence.

This pro forma information was prepared under your responsibility in accordance with EC regulation no. 809/2004 concerning pro forma information contained in a prospectus and CESR recommendations relating to such information.

Our role is to express a conclusion, based on our audit and in accordance with Appendix II point 7 of EC regulation no. 809/2004, on the appropriateness of the pro forma information.

We performed our procedures in accordance with the professional guidelines applicable in France to the audit of pro forma information contained in a prospectus. These procedures, which did not include an analysis of the financial information underlying the pro forma information, mainly consisted in:

— Verifying that the bases used to prepare the pro forma information, as described in the notes thereto, comply:

- for the SAFRAN Group, with the consolidated financial statements relating to fiscal year 2005, prepared for the first time in accordance with IFRS as adopted in the European Union;
- for the Sagem Group, with the comparative information relating to fiscal year 2004 restated under such standards, except for IAS 32 and IAS 39 which, in accordance with the option offered by IFRS 1, have only been applied by the Company as of January 1, 2005;
- for the Snecma Group, with the financial information relating to fiscal year 2004 and the first quarter of 2005 restated under such standards, except for IAS 32 and IAS 39 which, in accordance with the option offered by IFRS 1, have only been applied by the Company as of January 1, 2005.

— analyzing the evidence supporting the pro forma restatements,

— meeting with SAFRAN management and gathering the information and explanations that we deemed necessary.

In our opinion:

— the pro forma information has been appropriately prepared using the basis stated in the notes thereto;

— this basis complies with the accounting methods adopted by SAFRAN for the preparation of the 2005 consolidated financial statements, except for IAS 32 and IAS 39 which, in accordance with the option offered by IFRS 1, have only been applied as of January 1, 2005.

Without qualifying the above conclusion, we draw you attention to the following:

— the paragraph entitled "Accounting practices for the preparation of the pro forma financial statements" of Note 20.2.1. which specifies that the initial recognition of the Sagem and Snecma Group merger at the hypothetical date of January 1, 2004 and the allocation of the acquisition price to the assets and liabilities identifiable at such date were determined based on values recorded at the date of entry into the scope of consolidation as of April 1, 2005;

— the paragraph entitled "Adoption of IAS 39" of Note 20.2.1. which specifies that the impacts of no longer applying hedge accounting to financial instruments as of July 1, 2005 were eliminated in the 2005 pro forma income statement and the pro forma balance sheet as of December 31, 2005.

This report is issued solely for the filing of the reference document with the AMF and may not used in any other context.

Paris and Neuilly-sur-Seine, April 11, 2006

The Auditors

| **Constantin Associés** | **Deloitte & Associés** | |
|---|---|---|
| Jean-Paul SEGURET | Jean-Paul PICARD | Philippe BATTISTI |

*(This is a free translation of the original French text for information purposes only.)*

### 20.4.3 Fees paid to the auditors

The firms Deloitte and Constantin are the SAFRAN Group auditors as of December 31, 2005, and for each period covered by this Reference Document. The following table shows the fees paid by the SAFRAN Group and its consolidated subsidiaries for the year ended December 31, 2005 and by the Sagem Group and its consolidated subsidiaries for the year ended December 31, 2004 to the auditors and the members of their networks:

| | Deloitte | | | | Constantin | | | |
|---|---|---|---|---|---|---|---|---|
| | Amount | % | Amount | % | Amount | % | Amount | % |
| | 2005 | | 2004 | | 2005 | | 2004 | |
| (in € thousands) | | | | | | | | |
| **Audit** | | | | | | | | |
| Statutory audit, certification, review of consolidated financial statements(1) | 5,365 | 93% | 970 | 88% | 929 | 100% | 342 | 100% |
| Additional engagements(2) | 169 | 3% | 18 | 1% | 0 | 0% | 0 | 0% |
| *Sub-Total* | *5,534* | *96%* | *988* | *89%* | *929* | *100%* | *342* | *100%* |
| **Other services** | | | | | | | | |
| Legal, tax, employee-related(3) | 200 | 3% | 87 | 8% | 0 | 0% | 0 | 0% |
| Information technology | — | 0% | — | 0% | 0 | 0% | 0 | 0% |
| Internal audit | — | 0% | — | 0% | 0 | 0% | 0 | 0% |
| Other | 11 | 0% | 31 | 3% | 0 | 0% | 0 | 0% |
| *Sub-Total* | *211* | *4%* | *118* | *11%* | *0* | *0%* | *0* | *0%* |
| **TOTAL** | 5,745 | 100% | 1,106 | 100% | 929 | 100% | 342 | 100% |

(1) The fees covering the statutory audit, certification and review of the parent company and consolidated financial statements for the years ended December 31, 2004 and 2005 mainly concern the professional services rendered for the review and certification of the SAFRAN Group consolidated financial statements prepared for the first time in accordance with IFRS as adopted in the European Union, and other services rendered in connection with the Sagem/Snecma merger (particularly prospectuses), the certification of the statutory financial statements of the SAFRAN Group's subsidiaries, compliance with local regulations, and the review of the documents filed with the AMF.

(2) The additional engagement fees for the years ended December 31, 2004 and 2005 concern the services entering into the scope of services usually rendered in the extension of the statutory audit engagement.

(3) The legal, tax and employee-related fees for the years ended December 31, 2004 and 2005 mainly concern the work performed to meet tax obligations that do not relate to the statutory audit engagement; no services of this type were rendered in France.

## 20.5. Date of the most recent financial information

Not applicable.

## 20.6. Interim and other financial information

Not applicable.

## 20.7. Dividend distribution policy

| Fiscal year | | Number of shares | Total revenue by share (in €) History | Tax credit** (in €) History | Net dividend (in €) History | Net dividend (in €) Corrected data*** | Dividend distribution amount (in €) |
|---|---|---|---|---|---|---|---|
| 2000 | OS | 28,917,162 | 0.90 | 0.30 | 0.60 | 0.10 | 17,350,297 |
| | PS | 8,973,360 | 1.05 | 0.35 | 0.70 | 0.12 | 6,281,352 |
| 2001 | OS | 27,262,516 | 0.90 | 0.30 | 0.60 | 0.10 | 16,357,510 |
| | PS | 8,973,360 | 1.05 | 0.35 | 0.70 | 0.12 | 6,281,352 |
| 2002 | OS | 34,762,448 | 1.35 | 0.45 | 0.90 | 0.15 | 31,286,203 |
| 2003 | OS | 36,405,229 | 1.41 | 0.47 | 0.94 | 0.19 | 34,220,915 |
| 2004* | OS | 417,029,585 | 0.22 | / | 0.22 | 0.22 | 91,746,509 |
| 2005 | OS | 417,029,585 | 0.36 | / | 0.36 | 0.36 | 150,130,650 |

* dividend proposed at the Ordinary Shareholders' Meeting in May 2005

Amounts shown above were calculated on the basis of 417,029,585 shares, i.e. the maximum possible number of shares comprising Sagem's capital if the takeover bid for Snecma is successful and after the merger of Snecma into Sagem SA.

Reminder: it was decided in connection with the merger of Sagem and Snecma (see 7.1), that an interim dividend of €0.10 per share would be paid on the profit for the 2004 fiscal year to all shareholders, including Snecma shareholders who accepted the public share exchange offer. The shares issued for the public share exchange offer and the shares issued following the Sagem/ Snecma merger had dividend rights attached as from January 1, 2004.

As a result, all the shares granting entitlement to the same dividend (€0.22 per share), and the shares granting entitlement to the interim dividend in March 2005 received a final dividend less said interim dividend, which was paid after the Shareholders' Meeting of May 11, 2005.

** In accordance with the provisions of the 2004 Finance Act, no special dividend tax credit are allocated to dividends received after January 1, 2005. When calculating income tax, please note that:

- a total annual amount of €2,440 will be deducted from the dividends per married couple filing a joint tax return or domestic partners filing a joint tax return who have registered their domestic partnership pursuant to Article 515-1 of the French Civil Code and of €1,220 for single, widowed or divorced or married persons who file separate tax returns;
- 50% of the amount distributed will be deducted. This deduction is not capped, and will be made before deduction of the €1,220 or €2,440 discussed above. Furthermore, the dividends will be entitled to a normal tax credit of 50% of the amount of the dividends received, before the above deductions, capped at €115 per annum for the single, widowed, divorced or married persons filing separate tax returns and €230 for married couples filing a joint tax return or domestic partners filing a joint tax return who have registered their domestic partnership pursuant to Article 515-1 of the French Civil Code. This tax credit can be charged against the total income tax due for the year in which the dividend was paid, and will be refunded by the Treasury if it exceeds the amount of tax due.

*** Adjusted to take into account the allocation of bonus shares on the basis of one new share for six existing shares in December 2003 and the division of the nominal value by five voted by the Extraordinary Shareholders' Meeting on December 20, 2004.

Reminder: the conversion of preference shares into ordinary shares, approved by the Shareholders' Meetings held on March 7, 2003, was effected on April 3, 2003.

Dividends are time barred, in accordance with the legal procedure and time limit, five years after the date of payment, in favor of the State. Dividends that have not been collected shall be subject to the procedures provided for by law.

For fiscal year 2004, Sagem paid a dividend of €0.22 per share. For fiscal year 2005, the SAFRAN Executive Board decided to propose to the Combined Shareholders' Meeting a dividend distribution of €0.36 per share, to be paid out on May 22, 2006 (see 20.1.8.1. Notes 11 and 12).

Future dividends will depend on SAFRAN's ability to generate profits, its financial position and any other factor deemed relevant by the Executive Board (or Supervisory Board).

## 20.8. Disputes and litigation

Except for the matters described below, neither SAFRAN nor any of its subsidiaries are, nor have they been, parties to any legal or arbitration proceedings likely to have or have had, in the recent past, individually or collectively, a significant adverse effect on the Group's financial position, business, results or assets. To the Group's knowledge, no proceeding of this type is contemplated by governmental authorities or third parties. A provision is only booked to cover the expenses that may result from these proceedings when the expenses are probable, and their amount may be either quantified or estimated. The amount of the provisions booked is based on an evaluation of the level of risk for each case, and does not primarily depend on the status of the proceedings, although it is specified that the occurrence of events during the proceeding may nonetheless lead to a reevaluation of the risk. SAFRAN believes that it has set aside adequate provisions to cover the risks of general or specific proceedings, either in progress or possible in the future.

- A settlement took place in 1995 between the insurers of Turbomeca SA and the victim of a helicopter accident. This person subsequently submitted a claim concerning the conditions under which the settlement was carried out. To date, no amount has been established with respect to the claim.

- Turbomeca's liability has been cited within the scope of an expedited legal proceeding by the public prosecutor of Turin, concerning a helicopter accident which took place in April 2003 in the Italian Alps, for which the causes are still unknown. To date, no amount has been established with respect to the claim.

- Turbomeca's liability could be incurred following an accident in March 2005 in India, which led to the death of 3 persons and left 2 others seriously injured. To date, no amount has been established with respect to the claim.

- Turbomeca's liability could be incurred following an accident in July 2005 in Sacramento, California, which led to the death of 2 persons and left another seriously injured. To date, no amount has been established with respect to the claim.

No provisions have been set aside for these four cases since Turbomeca's liability is sufficiently covered by its insurance policy.

- On November 16, 2004, a claim against Sagem Communication was filed with the Hamburg court by Nokia Corporation for breach of patent rights and unfair competition aimed at prohibiting the marketing of My X5-2 mobile phones in Germany. The claim concerns an amount of around €2 million. Sagem Communication vigorously denies any breach of patent rights on the grounds of demonstrated existence of prior art and the original design of the product in question. Nokia's claim was dismissed by the lower court. SAFRAN has not set aside a provision at this point.

- At the end of 2002, a group of French manufacturers including the former Snecma Group was collectively the subject of a request for arbitration by a common customer, for a sum which, according to the claimant, would not be less than US$260 million and for which the group of manufacturers may be jointly liable with regard to the claimant. This demand relates to the performance of past contracts entered into by these manufacturers and in which Snecma's participation was approximately 10 %. All the manufacturers concerned contest this claim. An agreement was signed, whereby the manufacturers concerned by the arbitration request waived their right to invoke legal statute of limitation periods and the claimant withdrew its request for arbitration in June 2003, although reserving the right to submit a new claim for a greater amount. SAFRAN has not recorded a provision at this point.

## 20.9. Major change in the Group's financial or commercial position

No major events that could affect the Group's financial or commercial position have occurred since December 31, 2005.

## 21.1. Share capital

### 21.1.1. Amount of capital subscribed

Number of shares authorized

417,029,585 shares

Number of shares issued and fully paid-up and number of shares issued and not fully paid-up

Not applicable.

Par value

€0.20 per share

Number of opening and closing outstanding shares

See tables in Sections 18.1.1. and 18.1.2.

For share pledges refer to Section 18.8 of this document.

### 21.1.2. Shares not representing share capital

Not applicable

### 21.1.3. Shares held by the issuer

| | Number of shares | % share capital | Number of voting rights | % of voting rights |
|---|---|---|---|---|
| Shares held by SAFRAN | 4,457,940 | *1.07%* | 0 | *0.0%* |
| Treasury shares | 3,259,107 | *0.78%* | 0 | *0.0%* |

The net carrying amount of these 7,717,047 shares in the parent company financial statements breaks down as follows:

— Shares held by SAFRAN: €63,801,056

— Treasury shares held by Lexvall 2 and Lexvall 13: €53,612,310

— For a total of €117,413,366

The corresponding par value based on a unit value of €0.20 is €1,543,409.40.

**21.1.4. Marketable securities that are convertible, exchangeable or accompanied by subscription warrants**

Not applicable.

**21.1.5. Terms and conditions governing purchase rights and/or any obligation attached to subscribed capital not fully paid-up**

Not applicable.

**21.1.6. Share purchase options**

*21.1.6.1. History of share purchase option allocations*

**INFORMATION ON SHARE PURCHASE OR SUBSCRIPTION OPTIONS**

| | 1998 Plan | 2000 Plan | 2001 Plan | 2002 Plan | 2003 Plan | 2004 Plan |
|---|---|---|---|---|---|---|
| Shareholders' Meeting date | 05/19/1998 | 05/10/2000 | 04/24/2001 | 05/17/2002 | 04/23/2003 | 04/21/2004 |
| Date of the Executive Board Meeting (Board of Directors meeting prior to April 24, 2001) | 05/19/1998 | 05/10/2000 | 04/24/2001 | 05/17/2002 | 04/23/2003 | 04/21/2004 |
| Total number of options initially allocated | 265,500 | 219,240 | 230,000 | 200,000 | 180,000 | 150,000 |
| Of which: | | | | | | |
| Number — corporate officers *(general information)* | 39,900 | 20,580 | 64,634 | 47,133 | 36,167 | 39,000 |
| Number — first ten employee grantees *(general information)* | 85,050 | 47,460 | 35,000 | 37,334 | 32,667 | 25,000 |
| Adjusted total number of options initially allocated(*) | 1,548,750 | 1,278,900 | 1,341,667 | 1,166,667 | 1,050,435 | 750,000 |
| Starting date for the exercise of options | 05/19/2001 | 05/10/2004 | 04/24/2003 | 05/17/2004 | 04/23/2005 | 04/21/2008 |
| Date of expiry | 05/19/2005 | 05/10/2006 | 04/24/2006 | 05/17/2007 | 04/23/2008 | 04/21/2009 |
| Adjusted purchase price(*) | 9.31 | 50.24 | 20.51 | 10.29 | 10.63 | 17.26 |
| Share purchase options remaining at 12/31/04(*) | 667,370 | 161,700 | 1,337,240 | 1,095,610 | 1,050,435 | 750,000 |
| Share purchase options exercised by grantees during 2005(*) | 578,120 | 0 | 0 | 106,080 | 61,265 | 0 |
| Share purchase options that lapsed during the year(*) | 89,250 | 0 | 0 | 0 | 0 | 0 |
| Share purchase options remaining at 12/31/05(*) | 0 | 161,700 | 1,337,240 | 989,530 | 989,170 | 750,000 |

(*) Adjusted to take into account the bonus allocation of December 2003 (1 bonus share for 6 shares held) and the division of the par value on December 20, 2004

NB: These are exclusively share purchase options. The Executive Board has never granted share subscription options.

No share capital of any company included in the SAFRAN scope of consolidation is subject to an option and there is no conditional or unconditional agreement to put such capital under option, with the exception of SAFRAN, which allocated share purchase options to its employees or employees of companies or affiliated groupings pursuant to the terms and conditions stipulated in the French Commercial Code.

*21.1.6.2. Share purchase options granted and exercised*

**Allocation and exercise of share subscription or purchase options in 2005**

Number of shares adjusted to reflect the division of the par value

| SHARE SUBSCRIPTION OR PURCHASE OPTIONS GRANTED TO EACH CORPORATE OFFICER AND OPTIONS EXERCISED BY THE LATTER | Number of options allocated/shares subscribed or purchased | Price | Expiry/exercise dates | Plan |
|---|---|---|---|---|
| • Options granted during the year to each corporate officer by the issuer and by any company included in the option allocation scope | | | | |
| None | | | | |
| • Options exercised before May 11, 2005 by each corporate officer of Sagem SA | | | | |
| LAGARDE Xavier | 21,000 | 9.31 | 4/5/2005 | 1998 |
| PACCARD Jacques | 31,500 | 9.31 | 3/15/2005 | 1998 |
| • Options exercised after May 11, 2005 by each corporate officer of Sagem SA | | | | |
| None | | | | |

| ALLOCATION AND EXERCISE OF SHARE SUBSCRIPTION OR PURCHASE OPTIONS TO EMPLOYEES NOT HOLDING A CORPORATE OFFICE | Total number of options allocated/ shares subscribed or purchased | Average weighted price | Plan |
|---|---|---|---|
| **Options granted:** | | | |
| • Options granted during the year by the issuer or any company included in the option allocation scope to the ten employees of the issuer and any company included in this scope with the highest number of options thus granted | | | |
| EMPLOYEES NOT HOLDING A CORPORATE OFFICE | 0 | | |
| **Options exercised:** | | | |
| • Options held on the issuer and the companies mentioned above and exercised, during the year, by the ten employees of the issuer and these companies with the highest number of options thus bought or subscribed | | | |
| EMPLOYEES NOT HOLDING A CORPORATE OFFICE | 210,000 | 9.31 | 1998 |

The above table shows the number, expiry dates and prices of the purchase options granted to each of the corporate officers by the Company in 2005 for duties and responsibilities discharged within the Company and provides information on the options exercised. It also provides information on the options allocated and exercised with respect to the ten employees not holding a corporate office that received the greatest number of share purchase options and purchased the greatest number of shares. Note that the affiliated companies of Sagem SA and SAFRAN SA do not grant share purchase options. A total of 745,465 share purchase options were exercised by grantees in 2005. In addition, neither Sagem SA, or SAFRAN SA or affiliated companies allocated share subscription options in 2005.

*21.1.6.3. Allocation and exercise of bonus shares*

The Combined Ordinary and Extraordinary Shareholders' Meeting of May 11, 2005 allocated bonus shares to the employees of Sagem SA, prior to the merger, in accordance with the new mechanism created by the 2005 Finance Act. Each employee with at least one year's service prior to the Extraordinary Shareholders' Meeting and holding, directly or indirectly, Sagem SA shares though Company mutual

*funds (See section 20.1.8.2., Note 21 — 2) was granted 50 bonus shares. The potential number of bonus* shares to be granted following two years of service amounts to 554,700.

### Allocation and exercise of bonus shares in 2005

| BONUS SHARES GRANTED TO CORPORATE OFFICERS | Number of bonus shares | Value |
|---|---|---|
| • Bonus shares granted during the year to corporate officers by the issuer and by any company included in the bonus share allocation scope<br>Total bonus shares granted | 150 | 15.56 |
| • Bonus shares definitively acquired during the year by the corporate officers of SAFRAN SA | none | |

| BONUS SHARES GRANTED TO EMPLOYEES NOT HOLDING A CORPORATE OFFICE | Number of bonus shares | Value |
|---|---|---|
| • Bonus shares granted during the year by the issuer or any company included in the bonus share allocation scope to the ten employees of the issuer and any company included in this scope with the highest number of bonus shares thus granted<br>EMPLOYEES NOT HOLDING A CORPORATE OFFICE | 500 | 15.56 |
| • Bonus shares for the issuer and the companies mentioned above, definitively acquired during the year by the ten employees of the issuer and these companies with the highest number of bonus shares granted<br>EMPLOYEES NOT HOLDING A CORPORATE OFFICE | none | |

## 21.1.7. History of share capital

| Year | Transactions | Par value (€) | Amount of share capital (€) | Number of ordinary shares | Number of preferred dividend shares | Issue premium at the end of the period (thousands of €) |
|---|---|---|---|---|---|---|
| 2005 (after May 11) | (4) | 0.20 | 83,405,917 | 417,029,585 | None | 3,288,568 |
| 2005 (after March 17) | (3) | 0.20 | 73,054,834 | 365,274,170 | None | 3,214,696 |
| 2005 (until March 17) | | 0.20 | 35,500,000 | 177,500,000 | None | 163,366 |
| 2004 | (2) | 0.20 | 35,500,000 | 177,500,000 | None | 163,366 |
| 2004 | (1) | 1 | 35,500,000 | 35,500,000 | None | 163,366 |

(1) Cancellation of 905,229 shares with a par value of €1 in October 2004.

(2) The Shareholders' Meeting of December 20, 2004 decided to divide the par value by five.

(3) The share capital was increased as a result of the public exchange offer for Snecma shares.

(4) The Shareholders' Meeting of May 11, 2005 approved the merger/absorption of Snecma.

## 21.1.8. Description of the share buy-back program

The Shareholders' Meeting of May 18, 2006 will authorize a new share purchase program. Pursuant to Article 241-3 of the AMF general regulations, the description of the program to be submitted to shareholders on May 18, 2006 is presented below and will not be published separately.

***Number of shares and percentage of share capital held directly or indirectly by the Company***

At March 31, 2006, the Company held 4,192,415 of its own shares directly, representing 1.01% of the share capital.

It also holds 3,259,107 shares indirectly, representing 0.78% of the share capital.

***Breakdown by objective of share capital held directly by the Company***

The 4,192,415 shares held directly by the Company are allocated as follows:

(i) For 3,962,115 shares, coverage of the option plans, including:

- — 161,700 shares for the May 10, 2000 share purchase option plan
- — 1,337,240 shares for the April 24, 2001 share purchase option plan
- — 782,430 shares for the May 17, 2002 share purchase option plan
- — 930,745 shares for the April 23, 2003 share purchase option plan
- — 750,000 shares for the April 21, 2004 share purchase option plan

(ii) For 230,300 shares, coverage of the 2005 bonus share allocation plan.

***Objectives of the share buy-back program to be authorized***

Shares may be purchased:

- — In accordance with the provisions of Article L. 225-208 of the French Commercial Code, with a view to granting share purchase options to the employees of SAFRAN or the Group, or to offer beneficiaries of a Group Savings Plan the possibility of acquiring, as part of said plan, shares of the Company in accordance with the terms and conditions provided by law;
- — For purposes of cancellation;
- — Through an investment service provider as part of a liquidity and market-making contract for the share's market;
- — To hold them for purposes of exchange or payment as part of acquisition transactions.

***Maximum share capital, number and purchase price, and characteristics of the shares the Company wishes to acquire***

The Company will have the option of acquiring 41,000,000 shares based on a maximum purchase price of €30 per share, up to a total of 10% of its share capital (41,702,958 shares at March 31, 2006).

Given the 7,451,522 shares already directly or indirectly held at March 31, 2006, the maximum number of shares likely to be acquired in connection with a purchase program would be 34,251,436 shares.

Nature of shares purchased: shares listed in the A compartment of the Eurolist market of Euronext Paris
Name: SAFRAN
Mnemonic: SAF
ISIN code: FR 0000073272

***Term of share buy-back program***

The share buy-back program shall be valid from the approval of the Shareholders' Meeting of May 18, 2006 until the next annual Shareholders' Meeting.

***Acquisitions, disposals or transfers carried out during the previous share buy-back program***

At March 31, 2006, no share had been acquired, sold or transferred by the Company in connection with the preceding share buy-back program.

## 21.2. Instrument of incorporation

### 21.2.1. Corporate purpose

Article 3 of the Articles of Association:

The Company's corporate purpose, in France and abroad, is to:

- Carry out, on its own behalf, or where applicable, on behalf of third parties, all financial, commercial, industrial, moveable property or real property transactions and, particularly, the operation of all companies related to the general applications of electricity, radio-electricity, optics, mechanics and civil engineering;

- Conduct activities, and provide products and services connected with industries involving engines and mechanical equipment, particularly for aircraft and spacecraft, and operate all processes, equipment and systems of any kind relating to propulsion, and machines that produce or use energy in any form or any equipment designed to be used with these machines or the user vehicles;

- In general, carry out all types of transactions that may be directly or indirectly related to the aforementioned purposes or that could facilitate the Company's business and, specifically, research, design, reorganization, acquisition in whatever form, development, operation, management, or supervision of any business or company, direct or indirect involvement in any operation or company through the creation of companies or involvement in their creation, share capital increases of existing companies, merger or alliance, partnership, or purchases of shares or units.

### 21.2.2. Members of administrative, management and supervisory bodies

*21.2.2.1. Executive Board*

The Company is managed by an Executive Board under the supervision of a Supervisory Board. The number of Executive Board members is set by the Supervisory Board, although the maximum number is seven. Executive Board members must be natural persons and may be chosen from non-shareholders.

Members of the Executive Board are appointed by the Supervisory Board. They may be removed from office by an Ordinary Shareholders' Meeting or by the Supervisory Board. An Executive Board member's removal from office does not annul the employment contract concluded by such member and the Company.

The Executive Board is appointed for a four-year term and renewed in its entirety upon expiry, which follows the annual Shareholders' Meeting held in the fourth year of the term. Executive Board members may be re-appointed.

Members may not be appointed to the Executive Board past the age of 66. Executive Board members in office shall be deemed to resign at the end of the fiscal year during which they reach this age.

One of the Executive Board members is appointed Chairman by the Supervisory Board. The Chairman of the Executive Board represents the Company in its relations with third parties. The Chairmanship may be withdrawn by the Supervisory Board.

All acts binding the Company to third parties shall be validly performed by the Chairman of the Executive Board. The Executive Board shall meet as and when dictated by the Company's interests. Meetings shall be called by the Chairman or at least half of the members, at the registered office, or any other place stated in the notice of meeting. The agenda can only be set at the time of the meeting. The Chairman of the Executive Board shall chair meetings. The Executive Board shall appoint a secretary, who need not be a member of the Board.

Executive Board decisions must be approved by a majority of members, and voting by proxy is prohibited. In the event of a tie, the Chairman shall cast the deciding vote. The deliberations shall be recorded in a special minutes book, which shall be signed by the Board members who attended.

The Executive Board is vested with the broadest powers to act in all circumstances in the Company's name with regard to third parties, within the scope of the Company's corporate purpose and subject to the restrictions expressly attributed by law to the Supervisory Board and Shareholders' Meetings.

However, the following decisions of the Executive Board are subject to the prior authorization of the Supervisory Board:

— Issues of marketable securities, regardless of their nature, that are likely to change the share capital;

— Material decisions to establish foreign operations, directly by the creation of companies, or direct or indirect subsidiaries, or by the acquisition of interests, or decisions to close these establishments;

— Material operations likely to affect the Group's strategy or modify its financial structure or the scope of its activity.

The Executive Board is responsible for assessing the materiality of decisions or operations.

The Executive Board shall obtain authorization from the Supervisory Board for any of the following transactions exceeding €40 million:

— acquisition or disposal of property;

— acquisition or disposal of interests in any existing or future company, involvement in the creation of any company, group or organization, subscription to any issue of shares, partnership shares, or bonds, excluding cash transactions;

— any exchange, with or without balancing cash adjustments, relating to assets or securities, excluding cash transactions;

— in the event of litigation, signature of any agreement and transaction, acceptance of any settlement;

— collateral on Company assets.

Likewise, the Executive Board shall obtain authorization from the Supervisory Board for any of the following transactions exceeding €150 million:

— the granting or contracting of any loan, credit or advance;

— the acquisition or disposal of any receivable by any means.

The Supervisory Board's authorization shall also be obtained whenever the Executive Board grants, in the Company's name, a surety bond, endorsement or financial guarantee exceeding the overall limit or maximum amount set annually by the Supervisory Board for each authorized commitment.

The Executive Board shall report annually to the Supervisory Board on the use made of such authorizations.

The Executive Board shall convene all Shareholders' Meetings, draw up the agendas for these meetings and implement their decisions.

The Executive Board shall submit a report to the Supervisory Board on a quarterly basis at minimum. In the three months following the end of each fiscal year, the Executive Board shall also present, for verification and control purposes, the Company and consolidated financial statements, and the management report to be submitted to the Shareholders' Meeting called to approve the financial statements for the year then ended.

Lastly, the Executive Board shall submit the forecast management documents and related reports to the Supervisory Board within eight days of their preparation.

The Supervisory Board shall determine the method and amount of remuneration for each Executive Board member, and set the number, and terms and conditions of any share subscription or purchase options to be allocated.

An Executive Board member cannot be appointed Chief Executive Officer or sit on the Executive Board of a non-Group company without the authorization of the Supervisory Board.

Any natural person appointed to a new corporate office, who should find himself in violation of the above paragraph, shall resign from the conflicting corporate office within three months of his appointment.

Upon expiration of this deadline, the person shall be deemed to have resigned from the new corporate office and shall refund the remuneration received. The validity of the deliberations in which the person took part shall not be challenged. The same holds true when an Executive Board member has not obtained the authorization stipulated in the above paragraph.

The above paragraph applies to the combined corporate offices of Chairman of the Board of Directors, Executive Board member and chief Executive Officer.

*21.2.2.2. Supervisory Board*

The Executive Board is supervised by a Supervisory Board comprised of at least three members and no more than eighteen members, subject to any temporary exemption in the event of a merger, including, where applicable, representatives of employee shareholders and representatives of the State appointed pursuant to Article 12 of the law of July 25, 1949. Members are appointed from natural persons or legal entities that are shareholders by the Ordinary Shareholders' Meeting, which may remove them from office at any time.

Legal entities appointed to the Supervisory Board shall appoint a permanent representative who shall be subject to the same terms and obligations applicable to a regular Board member.

When a legal entity dismisses its permanent representative, it shall immediately appoint a replacement. The same is true in the event of the death or resignation of the permanent representative.

Members of the Supervisory Board may not sit on the Executive Board. Should a Supervisory Board member be appointed to the Executive Board, his Supervisory Board corporate office shall end upon the commencement of his new duties.

Pursuant to the Articles of Associations, each Supervisory Board member, other than a State representative, shall own at least twenty ordinary shares during their term of office. All such shares are registered shares. However, during its meeting on June 23, 2005, the Supervisory Board decided that corporate officers should hold, if not already the case, 1,500 Company shares at December 31, 2008 based on the following timetable: a minimum of 375 shares at 31 December 2005, 750 shares at the end of 2006, 1,025 shares at the end of 2007.

Members of the Supervisory Board are appointed for a term of six years, subject to renewal and the following restrictions:

The number of Supervisory Board members in office over the age of 70 shall not exceed one-third of the Board members, rounded up to the nearest whole number of members.

Should this limit be exceeded, the Supervisory Board shall select the members who shall be deemed to resign, on the understanding that those members holding or who have held the office of Chairman or Vice-Chairman of the Supervisory Board shall be the last to resign. Should one third of the Supervisory Board members be over the age of 70 and should each of them have held the office of Chairman or Vice-Chairman of the Supervisory Board, the eldest member shall be deemed to resign.

Non-compliance with the one-third threshold with respect to Supervisory Members over the age of 70, shall be assessed each year during the last meeting of the Supervisory Board preceding the end of the calendar year. During this meeting, the Board shall designate the member or member(s) who shall be deemed to resign as at December 31 of the current year and, if necessary, co-opt on a temporary basis, with effect from January 1 of the following year, new members to replace outgoing members.

Such new members shall only be appointed for the remainder of their predecessors' term of office.

They may be re-elected, subject to compliance with the aforementioned age limits.

In the event of a Board vacancy due to death or resignation or any reason covered by the prevailing legal or regulatory provisions, for one or more seats, the Supervisory Board may, between two Shareholders' Meetings, appoint temporary replacements. Such appointments shall be made within three months of the date of the vacancy when the number of members is lower than the minimum stipulated in these Articles of Associations, without falling below the legal minimum.

Should there be less than three Supervisory Board members, the Executive Board shall immediately convene an Ordinary Shareholders' Meeting to fill the Board vacancies.

The Supervisory Board shall elect a Chairman and Vice-Chairman responsible for convening and chairing meetings from those of its members who are natural persons. They shall perform their duties during their terms of office as Supervisory Board members.

The Board shall determine their remuneration, as applicable.

The Chairman shall inform the statutory auditors of agreements concluded between the Company and an Executive Board or Supervisory Board member and, more generally, any agreement covered by Article L.225-86 of the French Commercial Code.

The appointments of the Chairman and Vice-Chairman shall end no later than at the end of the first Ordinary Shareholders' Meeting following the date they reach the age of 70. However, at the meeting following the Ordinary Shareholders' Meeting, the Supervisory Board may, on one or more occasions, extend the age limit for a maximum of three years in total. The Board may appoint a secretary, who need not be a shareholder.

Duties and powers of the Supervisory Board

1 — The Supervisory Board exercises permanent supervision over the Executive Board's management of the Company in accordance with Article L. 225-68 of the French Commercial Code. Accordingly, the Supervisory Board conducts verifications and controls it deems appropriate and obtains those documents it considers useful for the fulfillment of its duties.

2 — The Supervisory Board may, within the limits that it sets, authorize the Executive Board to sell real property, or equity investments in whole or in part, and to provide security, surety bonds, endorsements and guarantees on behalf of the Company. Such authorization shall be accompanied by a delegation right. The Company cannot claim the absence of authorization with regard to third parties, unless the Company can prove that such parties had knowledge thereof or could not be unaware thereof. Notwithstanding the aforementioned provisions, the Executive Board may be authorized to grant, with respect to tax and customs authorities, security, endorsements or guarantees on behalf of the Company, in unlimited amount.

3 — It authorizes the agreements covered by Article L. 225-86 of the French Commercial Code.

4 — It submits its observations on the Executive Board's report, and the financial statements to the annual Ordinary Shareholders' Meeting.

5 — It decides on the transfer of the registered office in the same *département* or in a neighboring *département,* provided that such decision is ratified by the next Ordinary Shareholders' Meeting.

6 — The Supervisory Board may grant one or more of its members all special mandates for one or more specific purposes.

Supervisory Board members are entitled to attendance fees for which the value is set by the Shareholders' Meeting and maintained until otherwise decided. The Board distributes these fees among its members as it sees fit.

Advisors to the Board (Censeurs)

The Supervisory Board may appoint a maximum of two non-voting Board advisors (*Censeurs*) chosen for their expertise, who shall be natural persons and may or may not be shareholders. These non-voting Board advisors shall advise and inform the Supervisory Board. They shall attend Supervisory Board meetings in an advisory capacity, and may not be represented if they are unable to attend.

They are bound by the same confidentiality obligations as the other Supervisory Board members.

They are appointed for four years.

The age limit for Board advisors is 66. Any Board advisor who reaches this age shall be deemed to resign.

Board advisors may receive remuneration, to be drawn from the attendance fees allocated to Supervisory Board members.

### 21.2.3. Rights and restrictions attached to each category of existing share

Each share shall grant its owner a fraction of the company's assets, income and liquidation surplus, in proportion to the share of capital it represents.

All shares making up or that will make up the share capital shall always be treated as fungible for tax expenses. As a consequence, all taxes and duties that, for any reason whatsoever, might, for the redemption of the capital of these shares, become payable for some of them only during the Company's existence or upon its liquidation, shall be allocated between all of the shares making up the capital during this redemption so that all new or future shares grant their owners, while taking account, if need be, of the nominal and unredeemed amount of the shares and the rights of various share classes, the same actual benefits, by granting them entitlement to receive the same net amount.

Whenever several shares must be owned to exercise a particular right, the holder of single shares or of fewer shares than the required number, shall have no right against the Company. In such a case, shareholders shall make it their business to gather together the required number of shares.

### 21.2.4. Actions necessary to modify shareholder rights

Pursuant to the law, shareholder rights can only be modified through an amendment to the Articles of Association approved by an Extraordinary Shareholders' Meeting.

### 21.2.5. Shareholders' Meetings

Shareholders' Meetings shall be convened in accordance with the law.

The right to attend Shareholders' Meetings is conditional upon:

- registration, for holders of registered shares, in the shareholders' register;
- deposit, for the holders of bearer shares, at the places specified in the notice of meeting, of the bearer shares or of a certificate of deposit issued by the bank, financial institution or stockbroker that holds said shares, or of a certificate from the authorized intermediary stating that the shares registered in the account are blocked up until the date of the Meeting.

These formalities must be completed at least five days prior to the date of the Meeting.

A shareholder may always be represented at Shareholders' Meetings by the spouse or by another shareholder.

The proxy granted by a shareholder in order to be represented at a Shareholders' Meeting must be signed by the shareholder and specify his surname, usual first name and address.

The proxy may designate by name a representative, who may not be replaced by another person.

### 21.2.6. Provisions of the issuer's incorporating instrument, Articles of Associations, charter or regulations that could delay, postpone or prevent a change in its control

None.

### 21.2.7. Disclosure thresholds

Article 14 of the Articles of Associations specifies that "all shareholders, acting alone or in concert with others, who hold a fraction of the capital and voting rights corresponding to 2.5% of the Company's capital or to any whole multiple of 2.5% must inform the Company. This obligation is incumbent on shareholders as from a threshold of 5% ownership of the Company's capital and up to 32.5%.

The shareholders concerned must notify the Company, by registered letter with acknowledgement of receipt, and within five trading days after exceeding the ownership threshold, of the total number of shares and voting rights they own and the number of securities granting access to the capital at a later date. In the same way, the Company must be notified when a shareholding drops below one of the whole multiples of 2.5% provided for above.

In the event of non-compliance with the obligation to provide information as stipulated under the Articles of Association, the shares or voting rights that exceed the fraction that should have been declared shall, at the request of one or more shareholders holding at least 5% of the Company's share capital, lose the voting right as long as the situation has not been rectified and for a two-year period following the date of such rectification. Such request shall be duly recorded in the Shareholders' Meeting's minutes.

### 21.2.8. Terms and conditions governing changes in share capital

None.

# 22. MAJOR CONTRACTS

Refer to Section 19.2 of this document for a description of the agreement entered into with the French State in regard to strategic assets and subsidiaries.

# 23. INFORMATION FROM THIRD PARTIES, DECLARATIONS FROM EXPERTS AND DECLARATIONS OF INTEREST

Not applicable.

# 24. DOCUMENTS AVAILABLE TO THE PUBLIC

## 24.1. Fiscal year 2005

| | SAFRAN | Former SAGEM | Former SNECMA |
|---|---|---|---|
| **News releases published at the AMF www.amf-france.org** | 05/13/05: SAFRAN listed | 01/04/05: Sagem defines a new cryptophony system for the DGA | 01/10/05: Snecma Group: 2004 revenues: €6,812 million, +5.9% compared to 2003 |
| | 10/05/05: Security transactions declared by management | 01/10/05: Sagem: 12.3% increase in 2004 revenue | 02/01/05: A400M: Snecma (Messier-Bugatti) selected to supply wheels and brakes |
| | 10/11/05: SAFRAN plans to sell Sagem Communication's Power and Telecom cable businesses | 01/25/05: Sagem selected for the new UK police fingerprint and palm identification system | 02/17/05: Snecma Group: 2004 results up |
| | 10/12/05: SAFRAN reports consolidated first-half results | 02/14/05: Sagem's mobile handsets can now become Bluetooth-enabled | 04/01/05: Main characteristics of the reserved offer of existing Snecma shares |
| | 10/12/05: SAFRAN: Consolidated sales at September 30, 2005 | 02/14/05: Sagem's myX1-2 and myX2-2: a new striking combo in the GSM range | 05/11/05: SAFRAN Group pro forma revenue for the first quarter of 2005 |
| | 10/24/05: Individual declarations with respect to Articles 222-14 and 222-15 of the AMF general regulations | 02/14/05: Sagem's myC3-2: seductive and compact | |
| | 10/25/05: Individual declarations with respect to Articles 222-14 and 222-15 of the AMF general regulations | 02/18/05: Sagem Group: Annual results 2004 | |
| | 10/27/05: Individual declarations with respect to Articles 222-14 and 222-15 of the AMF general regulations | 03/09/05: Sagem-Snecma merger: Successful public share offer | |
| | 11/02/05: SAFRAN: Labinal selected for the Falcon F7X program | 03/11/05: The Sagem myX6-2: striking in sound and image | |
| | 11/15/05: First ''SPEC'' symposium on the greater use of more-electric aircraft technologies | 03/16/05: Sagem joins Smart Payment Alliance | |
| | 11/15/05: Inauguration of the SAFRAN multimedia library within the CAUC | 03/18/05: The new Group formed by Snecma and Sagem takes the name SAFRAN | |
| | 11/21/05: Agreement to sell Sagem Communication's Cable activity | 04/14/05: Merger-absorption of Snecma by Sagem SA | |
| | 12/01/05: Mobile Telephony: SAFRAN Group objectives | 05/04/05: Sagem conducts pilot of Europe-wide multi-biometric visas | |
| | 12/06/05: SAFRAN and Avic II sign a helicopter engine cooperation agreement | 05/09/05: Sagem Monétel participates in the electronic wallet launch in Thailand | |

| | SAFRAN | Former SAGEM | Former SNECMA |
|---|---|---|---|
| | 12/06/05: SAFRAN signs an exclusive 20-year service contract with Air China<br>12/09/05: Aeroflot orders 30 Sukhoi RRJ95 aircraft powered by Snecma (SAFRAN Group) and NPO Saturn SaM146 engines<br>12/14/05: SAFRAN: First ''Investors Day''<br>12/15/05: SAFRAN and Supélec reinforce their research and development cooperation | 05/11/05: Sagem SA: SAFRAN Group pro forma revenue for the first quarter of 2005 | |
| **Transactions filed with the AMF** **www.amf-france.org** | | 01/17/05: Combined public offer<br>04/08/05: Merger — absorption<br>04/22/05: Buyback program | 01/17/05: Combined public offer<br>03/23/05: Transaction reserved to employees<br>04/08/05: Merger — absorption<br>01/13/05: Public purchase offer; public exchange offer |
| **Public offer filed with the AMF** **www.amf-france.org** | | | 01/18/05: Public purchase offer; public exchange offer — Opening and timetable of the public offer<br>03/03/05: Public purchase offer; public exchange offer — Provisional results of the public offer<br>03/0805: Public purchase offer; public exchange offer — Final results of the public offer |
| **Thresholds exceeded declared to the AMF** **www.amf-france.org** | 05/20/05: Threshold(s) exceeded | 03/24/05: Threshold(s) exceeded<br>03/29/05: Threshold(s) exceeded<br>03/30/05: Threshold(s) exceeded<br>04/11/05: Threshold(s) exceeded | 03/23/05: Threshold(s) exceeded<br>03/24/05: Threshold(s) exceeded<br>05/15/05: Threshold(s) exceeded |
| **Declarations to the AMF** **www.amf-france.org** | 08/22/05: Declarations of companies with respect to treasury share purchases and disposals<br>10/10/05: Declarations of companies with respect to treasury share purchases and disposals | 02/25/05: Declarations of purchases and sales during the period of a public offer<br>04/18/05: Declarations of companies with respect to treasury share purchases and disposals<br>05/18/05: Declarations of companies with respect to treasury share purchases and disposals | 02/25/05: Declarations of purchases and sales during the period of a public offer |

| | SAFRAN | Former SAGEM | Former SNECMA |
|---|---|---|---|
| **Reference Document** | | 02/18/05: Reference Document | 03/25/05: Reference Document |
| **Statutory auditor fees** | | 02/18/05: Reference Document (section 5.3. p. 83) | 03/25/05: Reference Document (section 5.4. p. 136) |
| **SAFRAN Internet site** **www.safran-group.com** | | | **Headings:** **Finance** *Analysts and investors* (for the analyst presentations and the consolidated financial statements) *Annual reports* *AMF Documents* *Financial news releases* **Media and events** *News releases* *News conferences* |
| **BALO** **www.balo.journal-officiel.gouv.fr** | 05/23/05: Issues and listings — French securities — Shares and units (No. 89031) | 01/05/05: Miscellaneous notices (No. 80378) | 09/02/05: Periodic publications — Commercial and industrial companies (No. 82065) |
| | 05/27/05: Miscellaneous notices (No. 89462) | 02/16/05: Periodic publications — Commercial and industrial companies (No. 82642) | 04/01/05: Other transactions — mergers and demergers (No. 82095) |
| | 08/01/05: Periodic publications — Commercial and industrial companies (No. 94650) | 03/21/05: Issues and listings — French securities — Shares and units (No. 84434) | 04/06/05: Publication of the 2004 financial statements |
| | 08/03/05: Periodic publications — Commercial and industrial companies (No. 94926) | 03/25/05: Periodic publications — Commercial and industrial companies (No. 84456) | 04/08/05: Notices of meetings — Shareholders' Meetings |
| | 10/28/05: Periodic publications — Commercial and industrial companies (Revenue) (No. 99174) | 04/01/05: Miscellaneous notices (No. 85087) | 04/08/05: Issues and listings — French securities — Shares and units (No. 85299) |
| | 11/07/05: Periodic publications — Commercial and industrial companies (operations and results tables) (No. 99059) | 04/01/05: Other transactions — Mergers and demergers (No. 85095) | 04/13/05: Miscellaneous notices (No. 85506) |
| | | 04/08/05: Other transactions — Mergers and demergers (No. 85527) | 05/16/05: Periodic publications — Commercial and industrial companies (No. 88448) |
| | | 04/08/05: Other transactions — Mergers and demergers (No. 85526) | 04/06/05: Annual accounting documents (No. 85122) |
| | | 04/08/05: Other transactions — Mergers and demergers (No. 85525) | |
| | | 04/11/05: Notices of meetings — Shareholders' Meetings | |

| | SAFRAN | Former SAGEM | Former SNECMA |
|---|---|---|---|
| | | 04/13/05: Miscellaneous notices (No. 85506)<br>05/13/05: Periodic publications — Commercial and industrial companies (No. 88266)<br>08/03/05: Periodic publications — Commercial and industrial companies (No. 94893) | |
| **Registrar of the Paris Commercial Court** | | 03/29/05: Merger agreement<br>04/07/05: Projected contributions on the demerger of the Defense Security, Communication and Information Technology activities<br>04/25/05: Demerger auditors' reports on the value of the aforementioned contributions<br>04/25/05: Merger auditor's report<br>06/20/05: Declarations of validity and compliance concerning the contributions to Sagem Communication and Sagem Defense Security | 07/08/05: Filing of financial statements and reports for the year ended December 31, 2004 |
| **Registrar of the Nanterre Commercial Court** | 07/06/05: Declaration of validity and compliance concerning the contributions to SAFRAN Informatique | | |
| **Journal d'Annonces Légale (Journal of legal notices)** | | 04/01/05:Notice regarding the planned Sagem SA/Snecma merger (*Le Quotidien Juridique*)<br>04/08/05: Notice regarding planned contributions falling under the demerger regime with respect to the Communication, Defense and Security, and Information Technology activities (*Le Publicateur Légal*)<br>05/19/05: Notice regarding the Sagem SA/Snecma merger, the share capital increase, the change in corporate name, and the approval of the transfer of the Sagem SA registered office (*Les Petites Affiches*) | |

| SAFRAN | Former SAGEM | Former SNECMA |
|---|---|---|
| | 05/23/05: Notice regarding the transfer of the Sagem SA ''Communication'' activity to Sagem Communication, and the Sagem SA ''information technology'' activity to SAFRAN Informatique (*Les Petites Affiches*)<br>05/24/05: Notice regarding the transfer of the Sagem SA ''Defense and Security'' activity to Sagem Defense Security (*Les Petites Affiches*) | |

## 24.2. 2006 fiscal year: first quarter

— **01/11/2006: Publication of 2005 revenue**
(News release on the AMF and SAFRAN Internet sites)

— **03/01/2006: Publication of 2005 financial statements**
(News release available on the AMF, SAFRAN and BALO Internet sites)

— **04/12/2006: Publication of revenue for the first quarter of 2006**
(News release available on the AMF and SAFRAN Internet sites)

— **04/14/2006: Notice of meeting equivalent to convocation in view of the Combined Shareholders' Meeting**
(Notice available on the AMF and SAFRAN Internet sites)

All Company legal documents to be made available to shareholders in accordance with the applicable regulations may be consulted at the registered office, 2 Boulevard du Général Martial Valin, 75015 Paris.

## 25. INFORMATION ON INVESTMENTS

Not applicable.


SAFRAN

2, boulevard du Général Martial-Valin
75724 Paris Cedex 15 - France

Tél. : +33 (0)1 40 60 80 80
Fax : +33 (0)1 40 60 81 02

www.safran-group.com